Form 20-F
period 2002-12-31
CANADIAN EMPIRE EXPLORATION CORP
filed 2003-05-29
CIK 1025761

FORM 20-F
_________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

(Mark One)

[     ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[    ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-28874

CANADIAN EMPIRE EXPLORATION CORP.

(Exact name of Registrant as specified in its charter)

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of Registrant's name into English)

PROVINCE OF BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

     #1205 - 675 West Hastings Street

Vancouver, British Columbia V6B 1N2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding Common Shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by this registration statement:

Common Shares without par value. As at December 31, 2002 and May 1, 2003, the Registrant had authorized 250,000,000 Common Shares, of which 15,841,086 Common Shares were outstanding. At December 31, 2002, 200,000 (May 1, 2003 - 1,780,000) Common Shares were reserved for issuance on exercise of options, 307,570 Common Shares (May 1, 2003 - 307,570 Common Shares) on exercise of warrants were reserved in connection with property option agreements, 6,233,333 Common Shares

(May 1, 2003 - 6,233,333 Common Shares) in connection with private and public placements and nil Common Shares (May 1, 2003 - 820,000 Common Shares) on conversion of special warrants were reserved in connection with a funding and participation agreement.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No .

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  X Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes____ No _____   N/A

Copies of communications to:

Jeffrey T.K. Fraser, Esq.

Lexas Law Group

1550 - 1185 West Georgia Street Vancouver, B.C. V6E 4E6 CANADA

(604) 689-9356 Telephone

(604) 689-7030 Facsimile

and to

Margaret Graf, Esq.

Reed Smith Crosby Heafey LLP

1901 Avenue of the Stars, Suite 700

Los Angeles, CA 90067

(310) 734-5200 Telephone

(310) 734-5299 Facsimile

CANADIAN EMPIRE EXPLORATION CORP.

	TABLE OF CONTENTS
PART I		6
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
A)	DIRECTORS AND SENIOR MANAGEMENT	6
B)	AUDITORS	7
ITEM II	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM III	KEY INFORMATION	7
A)	SELECTED FINANCIAL DATA	7
B)	CAPITALIZATION AND INDEBTEDNESS	8
C)	REASON FOR THE OFFER AND USE OF PROCEEDS	9
D)	RISK FACTORS	9
ITEM IV	INFORMATION ON THE COMPANY	10
A)	HISTORY AND DEVELOPMENT OF THE COMPANY	10
B)	BUSINESS OVERVIEW	10
C)	ORGANIZATIONAL STRUCTURE	12
D)	DESCRIPTION OF PROPERTY	12
ITEM V	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	58
A)	OPERATING RESULTS	58
B)	LIQUIDITY AND CAPITAL RESOURCES	65
C)	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	66
D)	TREND INFORMATION	66
ITEM VI	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	67
A)	DIRECTORS AND SENIOR MANAGEMENT	67
B)	COMPENSATION	68
C)	BOARD PRACTICES	70
D)	EMPLOYEES	71
E)	SHARE OWNERSHIP	71
ITEM VII	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	73
A)	MAJOR SHAREHOLDERS	73
B)	RELATED PARTY TRANSACTIONS	73
ITEM VIII	FINANCIAL INFORMATION	74
A)	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	74
B)	SIGNIFICANT CHANGES	75
ITEM IX	THE OFFER AND LISTING	75
A)	PRICE RANGE AND VOLUME OF SHARES OF COMMON STOCK	75
B)	PLAN OF DISTRIBUTION	76
C)	MARKETS	76
D)	SELLING SHAREHOLDERS	76
E)	DILUTION	77
F)	EXPENSES OF THE ISSUE	77
ITEM X	ADDITIONAL INFORMATION	77
A)	SHARE CAPITAL	77
B)	MEMORANDUM AND ARTICLES OF ASSOCIATION	77
C)	MATERIAL CONTRACTS	78
D)	EXCHANGE CONTROLS	80
E)	TAXATION	81
F)	DIVIDENDS AND PAYING AGENTS	85

G)	STATEMENTS BY EXPERTS	85
H)	DOCUMENTS ON DISPLAY	85
I)	SUBSIDIARY INFORMATION	85
J)	RISK FACTORS	86
ITEM XI	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.	90
ITEM XII	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	91
PART II		91
ITEM XIII	DEFAULTS, DIVIDENDS, ARREARS AND DELINQUENCIES	91
ITEM XIV	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
	AND USE OF PROCEEDS	91
ITEM XV	CONTROLS AND PROCEDURES	91
ITEM XVI	AUDIT COMMITTEE FINANCIAL EXPERT	91
PART III		92
ITEM XVII	FINANCIAL STATEMENTS	92
ITEM XVIII	FINANCIAL STATEMENTS	92
ITEM XIX	EXHIBITS	93
INDEX TO FINANCIAL STATEMENTS		97
SIGNATURE		99
CERTIFICATIONS		100

PART I

Canadian Empire Exploration Corp. (formerly Northern Crown Mines Ltd.) ("Canadian Empire" or the "Registrant") has one wholly owned subsidiary, Minera Reina Isabel, S.A. de C.V. ("Minera Reina Isabel"), and one 90% owned subsidiary, Minera Tatemas, S.A. de C.V. ("Minera Tatemas"), both corporations formed under the laws of Mexico. During 1999, the Company sold all of its shareholdings of its 100% owned Mexican subsidiary, Minera Sierra Pacifico, S.A. de C.V. ("Minera Sierra") to an arm's length purchaser. For the purposes of this document, Canadian Empire is sometimes referred to herein as the "Registrant" and the Registrant, Minera Reina Isabel, and Minera Tatemas are sometimes referred to together herein as the "Company".

ITEM 1        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A)

DIRECTORS AND SENIOR MANAGEMENT

John S. Brock	President Chief Executive Officer Director	West Vancouver, British Columbia, Canada
R.E. Gordon Davis, P. Eng.	Director Audit Committee Member	Vancouver, British Columbia, Canada
Lawrence Page, LL.B., Q.C.	Director Audit Committee Member	West Vancouver, British Columbia, Canada
Wayne J. Roberts, P. Geo.	Director Vice-President, Exploration	Coquitlam, British Columbia, Canada
C. Douglas Proctor, C.A.	Director Audit Committee Member	Vancouver, British Columbia, Canada
Jeannine P. M. Webb, CGA	Chief Financial Officer Corporate Secretary	Burnaby, British Columbia Canada

Advisors

Principal Bankers of the Company:

Canadian Imperial Bank of Commerce	400 Burrard Street Vancouver, British Columbia Canada V6C 3A6

Legal Counsel of the Company:

Canada	Lexas Law Group	1550 - 1185 West Georgia Street Vancouver, British Columbia Canada V6E 4E6
US	Reed Smith Crosby Heafey LLP	1901 Avenue of the Stars, Suite 700 Los Angeles, CA 90067
Mexico	Garcia Jimenez y Asociados	San Francisco No. 656-601 Col Del Valle Mexico, DF, Mexico 03100

B) AUDITORS

Since 1991, the Auditors of the Company have been PricewaterhouseCoopers LLP located at Suite 700, 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S73

ITEM II         OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide information under this item.

ITEM III     KEY INFORMATION

A) SELECTED FINANCIAL DATA

Set forth below is certain selected financial data of the Company for the fiscal years ended December 31, 2002, 2001, 2000, 1999 and 1998. The selected financial data for the fiscal years ended December 31, 2002, 2001 and 2000, was derived from the audited financial statements of the Company - see "Item XVII Financial Statements".

Unless otherwise indicated, all references to dollars herein are to Canadian dollars. As at December 31, 2002, one United States dollar was equal to 1.559315002 Canadian dollar and that value is used in calculations herein, unless otherwise indicated.

Unless otherwise indicated, all references to share capital herein are on a post-consolidated basis. On December 5, 2001, the Registrant consolidated its capital on a ten (10) old Common Shares for one (1) new share basis.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA(1)

(Stated in Canadian Dollars)

Presented in Accordance with

Canadian Generally Accepted Accounting Principles Unless Otherwise Stated

FISCAL YEARS ENDED

(1) The financial information set forth in this table includes the accounts of Canadian Empire and its subsidiaries, Minera Reina Isabel and Minera Tatemas, on a consolidated basis. For additional information concerning the Company, see "Item XVII Financial Statements" below.

(2) After taking into effect the consolidation of the capital of the Registrant on December 5, 2001 on a ten (10) old Common Shares for one (1) new share basis.

(3) The Registrant has no Common Shares held in escrow.

The following table sets out the high and low exchange rates of CDN$ for 1 US$ for each month during the previous six months:

	April, 2003	March, 2003	February, 2003	January, 2003	December, 2002	November, 2002
High for the period	1.4639	1.4801	1.5161	1.5442	1.5620	1.5748
Low for the period	1.4543	1.4714	1.5092	1.5371	1.5559	1.5686

B) CAPITALIZATION AND INDEBTEDNESS

Canadian Empire is authorized to issue 250,000,000 Common Shares without par value (the "Common Shares"), of which 15,841,086 Common Shares were issued and outstanding as of December 31, 2002. The Registrant's Common Shares are listed on the TSX Venture Exchange ("TSX") (formerly the Canadian Venture Exchange) and trade on the facilities of the TSX under the symbol "CXP."

On December 5, 2001, the Registrant consolidated its capital on a ten (10) old Common Shares for one (1) new share basis, changed its trading symbol from "NCW" to "CXP", and received a new CUSIP number (664903 50 7).

At May 1, 2003, the Registrant had 15,841,086 Common Shares outstanding, outstanding options expiring on various dates through January 3, 2008, entitling the holders to purchase up to 1,780,000 Common Shares at prices ranging from $0.15to $0.36 per share, warrants, in connection with property option agreements providing for the issuance of up to 307,570 Common Shares on the exercise of warrants at prices ranging from $0.20 to $0.90 per share (see "Item VI Information on the Company, Description of the Property), 9,608,333 warrants allowing for the issuance of 6,233,333 Common Shares at prices ranging from $0.12 to $0.35 per share in connection with private and public placements, and special warrants, in connection with a funding and participation agreement, providing for the issuance of up to 820,000 Common Shares at $0.30 per share on the conversion of the special warrants (see "Item VI Information on the Company, Description of the Property).

C) REASON FOR THE OFFER AND USE OF PROCEEDS

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide information under this item.

D) RISK FACTORS

The Company is in the business of mineral exploration, which business is affected by competitive conditions. The economics of developing mineral properties are affected by many factors including the cost of operations, variations of grade of ore mined, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of goods and services and environmental regulations. Depending on the price of minerals produced, the Company may determine it is neither profitable or competitive to commence or continue commercial production.

At December 31, 2002, the Company's mineral property interests were held in Canada. Although the Company has exercised the usual due diligence with respect to title to properties in which it has a material interest, there is no guarantee that title to the properties will not be challenged or impugned. The Company's mineral property interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in the Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

The Company provides for potential liabilities related to environmental protection and rehabilitation costs by posting the necessary security deposits pursuant to the agreements related to mineral properties held in Mexico or elsewhere. In the event they are required, these security deposits would be used for site restoration costs as required due to environmental law or contracts.

The Company has limited financial resources and there is no assurance that additional funding will be available to the Company. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in its properties. The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a part and the Company may consequently have its interest in the properties subject to such agreements reduced.

The Company is dependent upon a number of key directors and employees: John S. Brock, President, Chief Executive Officer and a Director, and Wayne J. Roberts, Vice-President, Exploration and a Director. The loss of any one of the named individuals could have an adverse effect on the Company. The Company does not maintain key person insurance on any of its management.

ITEM IV         INFORMATION ON THE COMPANY

A) HISTORY AND DEVELOPMENT OF THE COMPANY

Canadian Empire is a British Columbia corporation incorporated as Progressive Minerals Ltd. on February 24, 1987 by registration of its British Columbia Company Act Memorandum and Articles. On February 10, 1989, the name was changed to Northern Crown Mines Ltd. On August 14, 2002, the name was changed to Canadian Empire Exploration Corp.

Canadian Empire's head office and principal place of business is located at #1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2 (telephone: (604) 687-4951; facsimile: (604) 687-4991). The principal contact person is John S. Brock, President, Chief Executive Officer and a Director. Minera Reina Isabel's and Minera Tatemas' registered offices are at San Francisco No. 656-601, Col. De Valle, C.P. 03100, Mexico, D.F. See "Item 4 D - Description of Property".

Canadian Empire maintains a calendar fiscal year. The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for periods presented with U.S. GAAP except as noted in the footnotes to the Company's financial statements. See "Item XVII Financial Statements".

During the year 2001, the Company abandoned its mineral interests in Mexico and accordingly has no further right, title and obligation with respect to the G&R Property. See "Item V - Operating and Financial Review and Prospects".

During 2002, the Company entered into various agreements to acquire the right to various mineral properties located in Canada. See "Item V - Operating and Financial Review and Prospects" and "Description of Property".

B) BUSINESS OVERVIEW

TO DATE, THE COMPANY HAS FOCUSED ON ACQUIRING EXPLORATION RIGHTS AND DETERMINING WHETHER THE PROPERTIES HAVE SUFFICIENT MINERALIZATION TO MEET FULL DEVELOPMENT. TO DATE, THE COMPANY HAS NOT GENERATED REVENUES FROM ITS EXPLORATION OPERATIONS AND THERE IS NO IMMEDIATE EXPECTATION OF ANY SUCH REVENUES.

From 1992 to 2001, the Company was engaged in the business of exploring in Mexico for precious metals, with particular emphasis on exploration for gold and silver in areas that had previously produced gold and silver ores. The Company's areas of exploration were concentrated north of Mazatlan near the town of Cosala in the state of Sinaloa in the northwest Sierra Madre.

To 2001, the Company had acquired various exploration and exploitation rights granted under the mining laws of Mexico in an aggregate of 15 exploration and 11 exploitation concessions located on the G & R Property (or "Guadalupe Property") (as defined below). The G&R Project which covered approximately 7,632 hectares is located in an area approximately 100 kilometers ("km") north of Mazatlan, located on the border between the states of Sinaloa and Durango, Mexico. See "Description of Property" for more detailed information on the G&R Property.

The exploration and exploitation rights were held directly by the Company or under contract with the underlying concession owners and gave the holder (or the Company as its permitted contracting party) the right to explore for, or to exploit, minerals located within the boundaries of the respective concession. Certain of the contracts obligated the Company to expend specified amounts during the terms of the contracts to maintain such rights. The terms and duration of the contracts and concessions varied depending on the particular legal and business arrangements, but, as a general matter, each of the exploration concessions extended for six year terms with renewals due between 2000 and 2003 and the exploitation concessions were for 50 year terms. Each contract concession required the Company to pay the underlying concession holder directly or to conduct certain drilling and infrastructure activities and tests and to expend specified amounts of money over the term of the concession, otherwise the concessions reverted to the holder or otherwise expired.

Prior to December 31, 2001, the Company provided notice to the underlying property vendors of the G & R Property that the Company had relinquished title to the G & R Property. Accordingly, the Company has no further right, title and obligation with respect to the G&R Property.

During 2001, the Company and Teck Cominco Limited ("Teck Cominco") entered into a Funding and Participation Agreement, as amended (the "Teck Cominco Agreement"), whereby Teck Cominco is a strategic partner in the Company's CEEx Program (the CEEx Program"). The Company's CEEx Program will incur mineral exploration expenses qualifying as Canadian Exploration Expenses ("CEE") as defined in the Income Tax Act (Canada) on mineral properties. The CEEx Program is structured so that CEE funds will be expended on activities on selected mineral properties in consideration for the Company having the right to initially earn majority interests in those properties. The program is being directed towards a number of properties and a range of mineral commodities. The CEEx Program operates under the direction of the Advisory Committee comprised of two representatives each from Teck Cominco and the Company. The CEEx Program is dependent on the Company's acquisition of mineral properties on which a program of mineral exploration is warranted. Under the direction of the Advisory Committee mineral properties may be sourced by the Company from Teck Cominco or third parties. Acquisition criteria places emphasis on the building of a portfolio of properties. Approximately 70% of the portfolio is intended to contain properties sufficiently advanced to warrant immediate diamond drilling, approximately 20% of the portfolio is intended to contain properties that require additional exploration to develop drill targets and approximately 10% of the portfolio is intended to contain properties that are considered as early stage exploration projects. Metal commodities of choice include: precious metals (gold, silver), base metals (copper and zinc), , diamonds and industrial minerals (including tantalum and rare-earths). Properties are intended to be acquired by way of option agreements whereby the Company may elect to earn an initial majority interest in a property by making scheduled exploration expenditures that qualify as CEE.

During 2002, under the CEEx program, the Company acquired the rights to the Hemlo West, Amos, Meridian, Yukon Olympic, Big Bulk and VMS Properties (see "Description of Property" for more detailed information on these Properties). At May 1, 2003, the CEEx program has option agreements in place on five properties located in the Yukon, Ontario, British Columbia and Quebec. Additional mineral properties are under consideration. There is no assurance any of the properties on which a mineral exploration program is conducted will meet expectations of discovery of potentially economic mineralization. Properties which do not meet expectations will be relinquished and replaced by other properties meeting acquisition criteria, thereby ensuring a "pipeline" of exploration projects.

In order to meet its obligation, the Company occasionally requires additional financing, which it may obtain through equity financing, joint venture of property interests, and other means, or a combination thereof. In the event that the Company is not able to obtain additional equity financing, the Company will consider offering third parties the right to participate in its properties in exchange for supplying all or some part of the amounts needed on a particular contract or concession or the Company will seek extensions or other financing arrangements, including debt arrangements. If all such opportunities fail, the Company and its investors could lose a significant portion of their contributions.

C) ORGANIZATIONAL STRUCTURE

Canadian Empire has one wholly owned subsidiary, Minera Reina Isabel and 90% ownership in another subsidiary, Minera Tatemas, both corporations formed under the laws of Mexico on March 27, 1991, and February 13, 1997 respectively. The remaining 10% of Minera Tatemas is owned by Enrique Gaitan Enriquez. During 1999, the Company sold its shareholdings in one of its Mexican subsidiaries, Minera Sierra Pacifico, S.A. de C.V. ("Minera Sierra") to an arm's length purchaser. See "Item V Operating and Financial Review and Prospects". Minera Sierra was incorporated under the laws of Mexico on March 27, 1991.

D) DESCRIPTION OF PROPERTY

Hemlo West Property

Description of Property

The Hemlo West Property consisting of 37 contiguous claim units is located in northwestern Ontario, Canada. During 2002, the Company, through an option/joint venture agreement with the owner Teck Cominco Limited, acquired the right to earn an 80% interest in the Hemlo West property subject to certain back- in rights by Teck Cominco Limited. The Company completed a $276,195 exploration drilling program during 2002 to outline additional gold mineralization on the property.

In exploring mineral properties, the Company has adopted as a general policy, phase protocol for its drilling and assessment efforts. The Company was operator of the Hemlo West exploration program and contracted Teck Cominco Limited to manage the conduct of the field work. Exploration drilling has identified a zone of gold -silver mineralization on the Hemlo West property. Further exploration is required before a resource of gold -silver can be determined. Further drilling is warranted and proposed for 2003.

Property Title

The Hemlo West Property consists of 37 contiguous claim units or 592 hectares. All claims are in good standing to 2004. The property was acquired from Stenlund Resources under two separate agreements by Teck Corporation (now Teck Cominco Limited) dated September 13, 1996 and May 30, 1997. Teck Cominco has fulfilled all requirements of these agreements and has earned 100% interest in the property subject to a net profits royalty. The Company has the right to acquire an 80% interest in the Hemlo West Property subject to a back- in right of Teck Cominco Limited. Under the mining laws of Ontario. mineral claims are granted to the recorded owner who must conduct sufficient exploration to file assessment work to keep the claims in good standing or annually "pay- in- lieu". All claims are in good standing to 2004.

HEMLO WEST PROPERTY

MINERAL CLAIM STATUS

Number	Township	Holder	Record Date	Due Date
TB 518621	Pic	Teck Cominco	79-07-23	04-07-23
TB 518622	Pic	Teck Cominco	79-07-23	04-07-23
TB 518623	Pic	Teck Cominco	79-07-23	04-07-23
TB 518628	Pic	Teck Cominco	79-11-05	04-11-05
TB 518629	Pic	Teck Cominco	79-11-05	04-11-05
TB 518991	Pic	Teck Cominco	79-09-04	04-09-04
TB 518997	Pic	Teck Cominco	79-09-04	04-09-04
TB 518998	Pic	Teck Cominco	79-09-04	04-09-04
TB 519558	Pic	Teck Cominco	79-09-04	04-09-04
TB 519559	Pic	Teck Cominco	79-09-04	04-09-04
TB 644815	Pic	Teck Cominco	82-10-01	04-10-01
TB 644816	Pic	Teck Cominco	82-10-01	04-10-01
TB 656697	Pic	Teck Cominco	82-10-01	04-10-01
TB 657216	Pic	Teck Cominco	82-10-19	04-10-19
TB 657217	Pic	Teck Cominco	82-10-19	04-10-19
TB 657218	Pic	Teck Cominco	82-10-19	04-10-19
TB 811852	Pic	Teck Cominco	84-05-16	04-05-16
TB 811853	Pic	Teck Cominco	84-05-16	04-05-16
TB 518619	Pic	Teck Cominco	79-07-03	04-07-03
TB 518624	Pic	Teck Cominco	79-08-10	04-08-10
TB 518625	Pic	Teck Cominco	79-08-10	04-08-10
TB 518992	Pic	Teck Cominco	79-09-04	04-09-04
TB 518993	Pic	Teck Cominco	79-09-04	04-09-04
TB 518994	Pic	Teck Cominco	79-09-04	04-09-04
TB 518995	Pic	Teck Cominco	79-09-04	04-09-04
TB 518996	Pic	Teck Cominco	79-09-04	04-09-04
TB 518997	Pic	Teck Cominco	79-09-04	04-09-04
TB 518998	Pic	Teck Cominco	79-09-04	04-09-04
TB 518999	Pic	Teck Cominco	79-09-04	04-09-04
TB 519000	Pic	Teck Cominco	79-09-04	04-09-04
TB 657112	Pic	Teck Cominco	82-10-06	04-10-06
TB 657113	Pic	Teck Cominco	82-10-06	04-10-06
TB 657114	Pic	Teck Cominco	82-10-06	04-10-06
TB 657115	Pic	Teck Cominco	82-10-06	04-10-06
TB 657116	Pic	Teck Cominco	82-10-06	04-10-06
TB 674457	Pic	Teck Cominco	82-11-25	04-11-25
TB 687260	Pic	Teck Cominco	83-12-05	04-12-05
TB 687261	Pic	Teck Cominco	83-12-05	04-12-05
TB1216414	Pic	Teck Cominco	97-05-26	04-05-26

Underlying Agreements

In an agreement dated March 5, 2002, the Company has an option to earn an 80% interest in the Hemlo West property by spending $2.0 million on exploration by December 31, 2005 with a commitment to spend $300,000 by December 31, 2002. Upon completion of the $2.0 million expenditure, a joint venture will be formed, with the Company holding 80% and Teck Cominco holding 20%. In order to maintain its 80% interest in the joint venture, the Company must fund additional exploration to the completion of a pre- feasibility study. Teck Cominco will then have a one-time election to back-in for 60.8% interest in the project by funding a minimum of 200% of the Company's prior expenditures and completing a feasibility study. The Company will then have a 39.2% interest and the option to either fund its share of production financing or negotiate with Teck Cominco for a carried interest through to production.

Teck Cominco acquired a 100% interest in the Hemlo West property that is subject to a net profits royalty to Stenlund Resources. The Company has assumed all continuing obligations of the underlying agreement between Teck Cominco and Stenlund Resources.

Due to the Company undertaking an excess of committed 2002 expenditures on other Teck Cominco properties, Teck Cominco has advised the Company that they have reduced the 2002 expenditure commitment of $300,000 on the Hemlo West property to $276,195.

Location, Access, Infrastructure, Physiography

The Hemlo West property is centred at latitude 48040'N and longitude 86015'E on NTS map sheet 42D/09. It is located 10 km southeast of Marathon, Ontario and approximately 25 km west of Hemlo mines. The claims are in Lots 11, 12, 13 and 14 and Mining Locations 7, 8 and 9 of Concession VI and Mining Locations 1c, 2, 2c, 3, 3c, D5 and 12 of Concession V of Pic Township in the Thunder Bay Mining Division.

Access to the property is via Highway 17 and then south along Highway 627. The town site of Heron Bay is located in the central part of the property. Access to the areas of 2002 drilling include a gravel pit access road immediately north of the town of Heron Bay and a private road just south of the railway which crosses the property. The easternmost part of the property is accessible from the east via a power dam access road south from Highway 17.

Topography on the Hemlo West Property is usually moderate with elevation changes occurring gradually and relief ranging between 190 m and 275 m above mean sea level (ASL). Several quite rugged sections occur in the northwestern part of the property. Outcrop exposure is sparse and occurs in clusters in the northwest, northeast, and southeast corners of the property. The Pic River flows through the western portion of the claims. Most of the property is buried beneath deep glaciolacustrine deposits (sand, silt, gravel), which are terraced in the vicinity of the Pic River, and are vegetated by black spruce, trembling aspen, balsam fir, and tag alder. The overburden in the vicinity of the Pic River is deeply incised by small streams. Outcrop areas host a growth of over mature white birch, balsam fir, black spruce, and mountain maple. A wide, topographically low region centered on, and roughly paralleling the baseline, is primarily covered by a forest of mature black spruce. There is considerable deadfall within the southeastern claims.

History

Work on the property dates back to 1872, when prospector Moses Peekongay made the first discovery of gold mineralization. n 1873-1874, a company called Silver Islet sank a 17 metre "shaft" on the discovery showing and referred it to as the "Heron Bay mine". Assays up to 1.7 g/t Au and 241 g/t Ag are reported from dump samples.

Bowhill Mines acquired the property in 1938 and excavated on a vein (Bowhill Trench) 800 metres west of the "Heron Bay mine". A selectively picked 225 kg (500 lb) sample from these workings reportedly assayed 10.3 g/t Au and 53 g/t Ag. Bowhill Mines conducted no subsequent work.

Victor Stenlund staked the claims in 1979 and drilled several shallow vertical drill holes near the old workings. Information on this drilling is not available. Lytton Minerals optioned the property in 1983 (then the Peekongay Property) and over the next two years conducted geological mapping and trenching, property-wide magnetometer and VLF -EM, selective IP surveys, and there phases of diamond drilling for a total of 67 drill holes in 15,675 metres. Lytton identified four anomalous gold -bearing zones/corridors on the property. In 1990 and 1991, Golden Myra Resources and Stenlund Resources completed four shallow diamond drill holes (960 metres) in the Porphyry/C Zone area. Teck Corporation optioned the western half of the property on September 13, 1996. In the fall of 1996 and winter of 1997, a 29- line km grid was established and available drill core was re- logged and sampled.

During the period 1997-2001, Teck Exploration Ltd. drilled in the relatively unexplored overburden covered eastern half of the property. Twenty-two diamond drill holes were completed totaling 10,226 metres. Significant gold and silver assays were returned in six of the twenty-two holes from carbonate-rich veining ranging from highly anomalous to grade and thickness of potential economic significance. Assays of up to 9.3 g/t gold, 184 g/t silver over 7.3 metres were returned. These results represent the best intersections on the property thus far and are the most encouraging known in the Hemlo belt outside of the Hemlo mine area since discovery of the Hemlo deposit in 1981. This zone of mineralization has been termed "Zone 109" by the Company.

Geological Setting

The Hemlo West Property is located in the west end of the Hemlo greenstone belt approximately 25 km west of the Hemlo mines. The property covers the western extension of a regional-scale deformation zone and favourable gold trend coined the "Hemlo-Heron Bay Shear Zone" that also hosts the Hemlo deposit. This regional structure extends from Lake Superior eastward beyond the deposit. In the western portion of the Hemlo belt, the Hemlo -Heron Bay Shear Zone trends in a southwesterly direction (2450) and is interpreted as a "splay" or secondary fault structure similar to the setting of many gold deposits in the Abitibi.

The Hemlo-Heron Bay Shear Zone extends across the property at 2450 covering a strike length of some 2.5 kilometres. The northern boundary of deformation zone occurs along the northern contact of the felsic fragmentals marked by zones of more intense shearing, mylonitic rocks and faulting. Rock units proximal to the northern shear boundary have been isoclinally folded with fold axes and linear elements plunging shallowly to the northwest. The southern boundary is ill-defined.

Greenschist facies rocks of the Heron Bay assemblage underlie the Hemlo West property. The southern portion of the property is underlain by predominantly felsic to intermediate fragmentals, the central portion by intermediate tuffs and sedimentary rocks and mafic volcanics are most abundant in the northern portion. Quartz- feldspar and feldspar porphyry sills occur along the northern geologic contact of the felsic fragmentals. Gold -silver mineralization is spatially associated with these sills. North to northeast trending diabase dyke swarms cross-cut all rock units in the western and eastern portions of the property.

Exploration of the Hemlo West Property

Exploration of the Hemlo West Property has outlined two promising zones of gold-silver mineralization that have been partially outlined by prior diamond drilling. Prior to Teck Cominco acquiring rights to the Hemlo West Property, much of the drill testing was focused to near surface mineralization. Teck Cominco recognized potential for increasing alteration and associated mineralization and successfully made the discovery of "Zone 109" with a deep drilling program in 1999.

Zone 109, measuring approximately 250 by 100 by 100 meters, remains open for expansion with further drilling. Multiple intersections in the three holes defining Zone 109 grade to 9.3 g/t gold and 184.0 g/t silver over 7.3 metres (0.27 oz/ton gold and 5.4 oz/ton silver over 24 feet). Gold -silver grades are associated with potassic alteration in felsic volcanclastic rocks similar to the alteration envelope within host rocks of the gold ore being mined at Hemlo. An I.P. geophysical survey has defined coincident chargeability and resistivity anomalies associated with Zone 109 mineralization. Zone 109 consists of pink and grey coarse-grained calcite and dolomite veins with up to 3-5% sphalerite, galena and chalcopyrite. Host rocks are carbonate and potassic altered. Zone 109 occurs within and proximal to quartz-feldspar porphyritic rocks close to the northern boundary of the Hemlo-Heron Bay Shear and are interpreted to plunge shallowly to the northwest similar to property and regional scale structural elements.

A large 500- metre wide oval shaped geophysical resistivity-chargeability anomaly located 200 metres to the south of Zone 109 has not been drill tested and is an exploration target for discovery of additional mineralization.

The Porphyry Zone mineralization occurs within the mid- and uppder portions of the porphyry sill mentioned above, over a possible strike length of approximately 200 meters. Anomalous gold value s are most commonly in altered feldspar porphyry which is typically pale pink, very hard and contains 3-5% disseminated pyrite and variable amounts of white quartz veining. Results from geochemical sampling indicate that this rock is strongly albitic with Na2O values up to 10.2%. The most significant drill hole intersection reported is 9.2 g/t Au over 4.2 metres in drill hole P84-50. Other anomalous gold intersections include: 1.4 g/t Au over 14.6 metres (P85-61); 1.3 g/t Au over 15.5 metres (P85-59); 1.0 g/t Au over 10.7 metres (P84-43); 1.2 g/t Au over 14.1 metres; and 0.8 g/t Au over 15.2 metres (P85-57). The Porphyry zone is a secondary exploration target.

During 2002, the Company conducted a deep drilling program of 8 holes totaling 3,364 metres to test three areas: 1. grade and continuity up -plunge and south of Zone 109 (up to 9.3 g/t Au, 184 g/t Ag over 7. metres); 2. a large resistivity low anomaly in the southeast portion of the property; and 3. east of broad alteration with associated gold mineralization intersected in previous drilling at the east end of the property.

The 2002 diamond drilling program of widely spaced hole encountered limited zones of veining with anomalous gold values and only local, narrow higher grade intercepts. The easternmost and final drill hole of the program (HW02-07) was the most encouraging. Although yielding only low gold values, it intersected a zone of veining and associated alteration identical to that of Zone 109. HW02-07 encountered unexpectedly thick overburden (202 metres) then immediately cut these favourable veins suggesting a possibility that it may have overshot a larger vein system further to the north.

Proposed Ongoing Work

The Hemlo West property hosts the highest concentration of gold occurrences and the most significant drill intersections including up to 9.3 g/t, 184 g/t Ag over 7.3 metres (Zone 109) in the Hemlo belt outside of the immediate Hemlo mine area. The final hole of the 2002 program near the eastern boundary of the property (HW02-07) intersected veins and alteration identical to that of Zone 109. Drill hole HW02-07 encountered unexpectedly thick overburden cover (202 metres) then immediately cut altered rock and veins suggesting a possibility that this drill hole intersected only a portion of a new vein area further to the north. Further exploration of the Hemlo West property is warranted. It is proposed that one, 400 metre drill hole test the area north of HW02-07. In addition to testing the possibility of a new vein area at the east end of the property, a more closely spaced drill pattern at Zone 109 is warranted to determine its grade and continuity. At present, Zone 109 is loosely defined by drill holes on 100 metre sections which for a vein system is too broad. Given the possibility of structural thickening, higher volumes of vein material could be expected over a smaller area, and perhaps even at shallower depths. To test this, a pair of drill holes positioned 50 metres on either side of Zone 109 for a total of four 600 metre holes is recommended. Proposed expenditures for the recommended work is $225,000.

Yukon Olympic Property

Property Description

The Yukon Olympic property consists of 389 claims (approximately 8,300 hectares) and is located in the Ogilvie Mountains approximately 134 kilometres north-northeast of Dawson City in north central Yukon. The claims are centered at 138012' north latitude and 65003' west longitude covering Cambrian to Devonian age sedimentary rocks as well as several copper bearing hematite breccias of Proterozoic age. The claims straddle the Dempster Highway, from the northwest corner of the claim block north of Engineer Creek at kilometre 161, to the southeast corner east of the Blackstone River at kilometre 142.

The Yukon Olympic property (formerly HEM property) covers an iron oxide copper-gold target similar to Olympic Dam deposit in Australia which contains a resource of the order of 2 billion tonnes of 1.6% copper, 0.6 g/t gold and 3.5 g/t silver.

Mineralization at Yukon Olympic is associated with hematite-rich breccia as well as intrusive rocks of intermediate to mafic compositions within Proterozoic argillite, shale and siltstone. The breccias are known to occur intermittently over a distance of 6 kilometres. Copper mineralization occurs as disseminations and blebs of chalcopyrite within intrusive rocks and with specular hematite in the breccias.

Prior exploration has outlined a 8 by 1 kilometre gravity feature indicative of a large mineralizing system at depth.

During 2002, the Company entered into an option agreement to earn an interest in the Yukon Olympic property and conducted a two-hole diamond drilling program late in the year. The Company's field expenditures on the Yukon Olympic property during 2002 totaled $184,340. Exp loration results were encouraging and a two-phase 2003 program is proposed.

Property Title

The Yukon Olympic property consists of 389 contiguous claims that straddle the Dempster Highway north of Dawson City on map sheet 116-G-1 in the Dawson Mining district. All claims are in good standing under the Quartz Mining Act of the Yukon. The claims are registered in the name of the vendor and subject to an option agreement with Copper Ridge Explorations and subsequent assignment agreement with the Company.

YUKON OLYMPIC PROPERTY

MINERAL CLAIMS DATA

Claim Name & No.	Grant No.	Expiry Date	Registered Owner	% Owned	NTS #'s
Heg 1 - 12	YC21595 - YC21606	2004/08/02	R.Allan Doherty	100.00	116-G-01
Heg 13 - 20	YC21607 - YC21614	2004/08/08	Shawn Ryan	100.00	116-G-01
Hem 1 - 6	YC19966 - YC19971	2004/05/02	Shawn Ryan	100.00	116-G-01
Hem 1 - 5	YC20973 - YC20977	2007/09/07	Shawn Ryan	100.00	116-G-01
Hem 6 - 78	YC20978 - YC21050	2007/09/07	Shawn Ryan	100.00	116-G-01
Hem 79 - 88	YC21135 - YC21144	2007/11/29	Shawn Ryan	100.00	116-G-01
Hem 89 - 100	YC21442 - YC21453	2003/06/10	Shawn Ryan	100.00	116-G-01
Hem 101 - 112	YC21532 - YC21543	2004/06/11	Shawn Ryan	100.00	116-G-01
Hem 113 - 122	YC21454 - YC21463	2004/06/10	Shawn Ryan	100.00	116-G-01
Hem 123 - 317	YC21615 - YC21809	2004/08/08	Shawn Ryan	100.00	116-G-01
Hem 317 - 328	YC22062 - YC22073	2004/10/22	Shawn Ryan	100.00	116-G-01
Hem 318 - 328	YC21810 - YC21820	2004/08/04	Shawn Ryan	100.00	116-G-01
Hem 329 - 333	YC21821 - YC21825	2004/08/04	Shawn Ryan	100.00	116-G-01
Hem 334 - 335	YC21826 - YC21827	2004/08/08	Shawn Ryan	100.00	116-G-01
HM 1 - 4	YC21189 - YC21192	2004/04/22	Shawn Ryan	100.00	116-G-01
HM 5 - 8	YC21464 - YC21467	2003/06/10	Shawn Ryan	100.00	116-G-01
HM 9 - 12	YC21544 - YC21547	2003/06/11	Shawn Ryan	100.00	116-G-01
HM 13 - 16	YC21468 - YC21471	2003/06/10	Shawn Ryan	100.00	116-G-01

Underlying Agreements

In an Assignment and Assumption Agreement dated September 20, 2002 between Western Prospector Group, Copper Ridge Explorations Inc. and the Company, the Company can earn a 51% interest in the Yukon Olympic property by making staged exploration expenditures totaling $1.5 million dollars and staged share payments totaling 900,000 shares to Copper Ridge Explorations by December 31, 2005.

Upon earn- in, a joint venture will be formed with the Company contributing to 51% and Copper Ridge contributing to 49% through completion of a preliminary feasibility study after which Teck Cominco Limited will have the right to earn a 51% interest in the project by incurring 200% of prior exploration expenditures and completing a final feasibility on the project. Should Teck Cominco Limited earn 51%, the Company would hold 25% and Copper Ridge Explorations 24% assuming that each party had maintained their interests through preliminary feasibility.

Western Prospector Group facilitated the acquisition of the Yukon Olympic property by completing initial due diligence and securing the property in consideration of 100,000 shares to be paid to Copper Ridge Explorations. In consideration for assignment of the agreement to the Company, Western Prospector will be paid 200,000 units of the Company and will have the future right to purchase 50% of an NSR royalty held by an underlying vendor. In an underlying Option Agreement, Copper Ridge Explorations has the right to earn a 100% interest in the property subject to a 1.5% NSR payable to the underlying vendor.

Location, Access, Infrastructure, Physiography

Dawson City is the closest community to the Yukon Olympic property and can adequately support exploration programs in the area. The property is easily accessed by road or helicopter from Dawson City. The average driving time from Dawson City to the property is 2 to 2.5 hours. The Dempster Highway runs through the center of the property along the west of the Blackstone River. The claim area east of the Blackstone River is accessible by boat or by helicopter. Most of the property can be accessed by foot. Seasonal Restrictions are in place to restrict motorized-wheeled vehicles from leaving the highway right-of-way.

Elevations range from approximately 850 meters in the Blackstone River valley to approximately 1600 meters on the ridge south of the central part of the property. The property area is covered by permafrost-tundra to sparse treed areas to rocky talus slopes. The majority of the claim group is above treeline. Climate is typical for northern Yukon, with long cold winters, and warm, typically dry summers. Snow accumulation within the property area is normally minimal due to high winds through the pass along the Dempster Highway. By April most of the snow has disappeared.

The exploration field season usually runs from early June until mid-September however geophysical surveys and drill programs can extend the field season from March to October. The migration of the Dempster-Porcupine caribou herd has been known to pass by or through the claim area.

History

Although the area has been prospected over the years, no previous work on the Yukon Olympic property is reported prior to 1993. Recent exploration activity is listed below:

During 1993, Pamicon Developments Ltd. and Equity Engineering Ltd. jointly conducted a small work program consisting of limited geological mapping, prospecting and soil geochemical sampling. This work was carried out on the Devil claims (now known as HEM 1-6 claims) located on the west side of the Dempster highway at approximately kilometer 134. A total of 21 rock samples and 32 soil samples were collected and assayed.

Between June and July of 2002, Copper Ridge Explorations Inc. contracted Al Doherty for regional scale mapping in the area east of Blackstone River in the Spectacular Creek valley. Between July 13 and August 6, 2002, Copper Ridge Explorations Inc. contracted Shawn Ryan to construct a grid and conduct a magnetic survey on the Yukon Olympic property. A total of 110 kilometers of grid were laid out. A total of 95 kilometers of magnetic survey covered an area of approximately 20km (E-W) by 10km (N-S). The survey identified a large magnetic anomaly measuring 2.5 kilometers by 1.5 kilometers. Between July 15 and August 3, Copper Ridge Explorations Inc. contracted Aurora Geosciences Ltd. to conduct a gravity survey on the Yukon Olympic property. A total of 261 points were surveyed in an area of approximately 20 kilometers (E-W) by 10 kilometers (N -S). The survey identified a large Bouguer gravity anomaly measuring 8 by 1 kilometers.

SJ Geophysics Ltd. was contracted in the fall of 2002, to assess the gravity data collected by Aurora Geosciences Ltd. A 4-kilometer by 10-kilometer block was extracted from the raw bouguer gravity data to create an Inversion Model to determine the causative source of the gravity feature. Elevations and gravity readings were processed for input to the gravity inversion program. An inversion mesh comprised of 100 meter by 100 meter by 50-meter cells (north by east by depth) below topography was created. A block model showing the distribution of densities within the inversion mesh defined three high-density targets.

Geological Setting

The Yukon Olympic property is located on the northern limb of the Chapman Anticline, which is bisected by east-west trending thrust faults. The property is underlain by Proterozoic age rocks consisting of argillite, shale and siltstone. These rocks have been intruded by a variety of gabbroic intrusives and related hematitic breccia bodies. The main breccia mass, east of the Blackstone River along Spectacular Creek, covers an area of approximately 1 by 1.5 kilometers, wit h additional occurrences noted intermittently up to 6 kilometers to the west. The breccias are of Proterozoic age and correlate with many known hematitic breccias elsewhere in the Ogilvie Mountains as well as in the Wernecke Mountains further to the east.

The Proterozoic rocks are in turn overlain unconformably by Paleozoic sedimentary rocks, consisting of predominantly massive to bedded Cambrian limestone and dolostone overlain by basinal shale to siltstone sequences. The major Proterozoic to Paleozoic unconformity is gently north dipping with an estimated average dip of 8 degrees.

Proterozoic age Quartet Group shale and siltstone along Spectacular Creek, east of Blackstone River, hosts hematite breccia bodies with associated iron-oxide-copper-gold (IOCG) mineralization. Specular hematite is the main iron oxide mineral observed. Chalcopyrite along with malachite staining occurs as a minor constituent within the breccias.

The geological setting the Yukon Olympic property is thought to be favorable for hosting Olympic Dam style copper- gold-silver breccia type deposits. The Olymipc Dam deposit contains a resource of the order of 2000Mt containing 1.6% copper, 0.6 g/t gold and 3.5 g/t silver. The Olympic Dam deposit occurs within a 5 kilometer by 7 kilometer zone of apparently fault controlled brecciation and alteration cored by a diatreme complex and developed entirely within granite. The diatreme is intruded by many ultramafic, mafic and felsic dykes which are temporally related to the diatreme. Economic iron-oxide-copper-gold (IOCG) deposits in Australian Proterozoic terrains are extremely variable in character ranging from very large (Olympic dam) to small, high grade deposits such as those near Tennant Creek and Eloise in the Cloncurry district. The iron-oxide association varies from magnetite-dominated (e.g. Ernest Henry) to hematite-dominated (e.g. Olympic Dam). Iron sulfides present vary from pyrite (e.g. Olympic Dam, Starra), to pyrrhotite (e.g. Eloise) or both (e.g. Mt. Elliott). Chalcopyrite is commonly the only significant copper mineral but some deposits, such as Olympic Dam and Starra, have hypogene bornite and chalcocite. Copper to gold ratios (Cu:Au) vary substantially among deposits and there is no single consistent minor element association.

Mineralization within the Yukon Olympic property is associated with hematitic breccias exposed at several locations within the property. The largest exposure of hematite breccia occurs in an area measuring approximately 1.5 by 1 kilometers within the Spectacular Creek valley, east of the Blackstone River. The breccias occur within the Proterozoic shale and siltstones just below an unconformity with overlying Paleozoic carbonate rocks. Although detailed study of the breccia bodies has not been carried out, there appear to be two distinct varieties. One type is a pink to pale colored multilithic breccia with disseminated hematite common in a fine- grained matrix, while the other is darker green, chloritic variety and often has more massive hematite. The latter breccia variety is associated with mafic intrusive rocks and has slightly elevated magnetic susceptibility. Copper mineralization observed to date is most often associated with the chloritic breccia as well as with the mafic intrusive rocks.

Although none of the breccia bodies have been systematically or adequately sampled on surface, grab rock samples from the property have shown that the breccias are locally enriched in copper, cobalt,

fluorine, rare earth elements and barium, with local minor gold enrichment. Chalcopyrite, malachite and locally bornite mineralization have been observed within the breccias and related intrusive rocks throughout the property. Analysis of grab samples have returned values up to 0.9% Cu.

Exploration of the Yukon Olympic Property

Prior gravity and magnetic surveys completed by Copper Ridge Explorations Inc. over Yukon Olympic property have defined an 8 kilometer by 1 kilometer, 2 milligal bouguer gravity anomaly adjacent to a circular 2.5 by 1.5 kilometer magnetic anomaly suggestive of a large buried iron-oxide-copper-gold mineralizing system.

In the fall of 2002, the Company contracted SJ Geophysics Ltd. to assess the gravity data and determine using computer modeling techniques, the possible causative sources of the high gravity response. Three high-density targets were defined through an inversion technique. The three estimated causative sources are aligned in an east-west orientation and are spaced at approximately 2 kilometres apart. The easternmost anomaly is adjacent to, but not coincident with, a magnetic anomaly. A preliminary review of the data suggests that the gravity anomaly may reflect hematite-rich breccias, while magnetite-bearing intrusive rocks at depth may cause the magnetic anomaly. This interpretation is strengthened by the fact that the easternmost portion of the gravity anomaly trends into the Spectacular Creek breccia occurrence that locally contains copper mineralization. The Yukon Olympic geophysical signature, with the large gravity anomaly being displaced from the magnetic anomaly is similar to the geophysical response over the Olympic Dam mineralizing system.

During late 2002, the Company completed two diamond drill hole totaling 773 metres. Both drill holes were collared close to the Dempster Highway due to permitting restrictions.

The initial drill hole was collared to intersect the causative source of the westernmost of the three inversion gravity anomalies. The hole was terminated at a depth of 563 metres without reaching the Proterozoic host rocks.

A second drill hole was collared to undercut mineralized Proterozoic hematite breccias exposed in surface outcrop along the Dempster Highway. Due to inaccessibility and drill set up limitations, the hole was collared 200 meters from the mineralized outcrop. Breccia was intersected from a depth of 8 to 32 metres. Trace amounts of pyrite and chalcopyrite were observed in this breccia.

Although the Company completed two drill holes in 2002 into the peripheral area of the target without success, the large geophysical target and the widespread hematite breccias remain under-explored for an Olympic Dam type deposit. Additional detailed target definition is planned prior to continuation of drilling.

Proposed Ongoing Work

During 2003, the Company plans a two-phase exploration program with a phase I program of 20 kilometers of gravity - I.P. chargeability surveys along with an MMI soil sampling technique for detection of buried deposits with a proposed expenditure of $70,000 followed by a phase II 2000 metre diamond drilling program with a proposed expenditure of $508,000.

Amos Property

The Company has retained Janice L. Fingler, M Sc. P. Geo., a qualified and independent consulting geologist to prepare a technical report summarizing all previous work on the Amos Property.

The report which follows guidelines of National Instrument 43-101 "Standards of Disclosure for Mineral Projects" is available on Sedar website (www.sedar.com). Much of the following information in respect of the Amos Property has been derived from the Fingler Report.

The Amos project is located in the Rouyn mining district of Quebec. The project comprises an area of approximately 6000 hectares in six properties which consist of 150 mineral claim units that are wholly owned by Teck Cominco Limited ("Teck Cominco"). From North to South, the properties are: Chicobi North, Guyenne West, Guyenne East, Berry, Trecesson and Dalquier. The Company has an option to earn a majority interest in the property subject to future back- in rights of Teck Cominco. The Amos project area covers a 42 kilometre trend of base metal and gold occurrences located in the Guyenne-Amos greenstone belt of the Abitibi Subprovince of northwestern Quebec. The Company was operator of the 2002 exploration program on the Amos property and contracted Teck Cominco to manage the conduct of the field work. The 2002 program yielded encouraging results with continued exploration recommended. Exploration expenditures during 2002 totaled $333,025 of which $315,000 was funded by Wheaton River Minerals Ltd.

Property Title

The properties of the Amos project are located in Northwestern Quebec, between latitudes 48°50' N and 48 °52'N and longitudes 78°06'W and 78°40'W on NTS map sheets 32D/09, 15 and 16. The properties are spaced along a northwest trend which straddles the Languedoc, Guyenne, Berry, Trecesson and Dalquier Townships. The town of Amos, Quebec, is located approximately 12 kilometres to the south of the Dalquier property, the southernmost portion of the project.

All claim holdings are within the Rouyn Mining District and all claims remain in good standing until October 23rd, 2003. Teck Cominco acquired the mineral rights to the six wholly owned properties through staking. As the district is being actively logged and farmed, surface rights in the project area may be held by a third party. As well, the Chicobi Ecological Reserve is located to the immediate east and north of the Chicobi North and Guyenne West properties, respectively, and the Dunes des Berry Ecological Reserve is located to the immediate north of the Berry property.

     AMOS PROPERTY

MINERAL CLAIM STATUS

Claim Block	NTS sheet	Claim Number(s)	Township	Range	Lots	Units
Chicobi North	32D/15	5259126-5259129	Languedoc	VIII	59-62	4
Chicobi North	32D/15	5259130-5259147	Guyenne	VIII	1-18	18
Chicobi North	32D/15	5259101-5259104	Languedoc	IX	59-62	4
Chicobi North	32D/15	5259105-5259122	Guyenne	IX	1-18	18
Guyenne West	32D/15	5259169-5259180	Guyenne	VII	28-39	12
Guyenne West	32D/15	5259168	Guyenne	VIII	39	1
Guyenne East	32D/16	5257434	Guyenne	VI	46	1
Guyenne East	32D/16	5257438	Guyenne	VI	47	1
Guyenne East	32D/16	5257442	Guyenne	VI	48	1
Guyenne East	32D/16	5257650	Guyenne	VI	49	1
Berry	32D/16	5259005-5259011	Berry	III	12-18	7
Berry	32D/16	5235406-5235407	Berry	III	19,20	2
Berry	32D/16	5208950	Berry	IV	5	1

Berry	32D/16	5240600	Berry	IV	6	1
Berry	32D/16	5240845	Berry	IV	7	1
Berry	32D/16	5240856	Berry	IV	8	1
Berry	32D/16	5259248-5259252	Berry	IV	9-13	5
Berry	32D/16	5259001-5259004	Berry	IV	14-17	4
Berry	32D/16	5208924	Berry	V	5	1
Berry	32D/16	5208947	Berry	V	6-8	3
Trecesson	32D/09	5259203-5259212	Berry	I	23-32	10
Trecesson	32D/09	5259213-5259235	Trecesson	X	23-45	23
Trecesson	32D/09	5259236-5259245	Trecesson	IX	26-45	10
Dalquier	32D/09	5259181-5259200	Dalquier	VIII	1-20	20
				TOTAL		150

Underlying Agreements

In an agreement dated March 5, 2002, the Company entered into an agreement with Teck Cominco whereby the Company has an option to earn an 80% interest in the properties of the Amos project by incurring $2,000,000 in total property expenditures by Dec. 31, 2005, with a commitment to spend $250,000 by Dec. 31, 2002. Upon completion of the $2,000,000 expenditure, a joint venture will be formed, with the Company holding 80% and Teck Cominco holding 20%. In order to maintain its 80% interest, the Company must finance additional exploration through the completion of the pre- feasibility study. Under this agreement, the Company will be the operator and Teck Cominco may conduct the work during the exploration phase. Teck Cominco will then have a one-time back-in right for a 60.8% interest in the joint venture and become operator by financing a minimum of 200% of the Company's expenditures and by completing a feasibility study. The Company will then have a 39.2% interest and the option to finance its share of production financing or to negotiate with Teck Cominco for a carried interest through to production.

In a subsequent agreement dated June 5, 2002, between Wheaton River Minerals Ltd. ("Wheaton River") and the Company, Wheaton River may earn up to 50% of the Company's interest in the Amos Option by exercising three options by way of staged exploration expenditures totaling $2.0 million by September 30, 2003. The first option allows Wheaton River to earn a 7.5% interest in the Amos Option by incurring exploration expenditures of $300,000. The second option allows an additional 17.5% interest to be earned through additional expenditures of $700,000, and the third option allows an additional 25% interest to be earned by Wheaton River through additional expenditures of $1,000,000.

Upon completion of each option period, Wheaton River has the right to convert their investment in the Amos Project into shares of the Company at a predetermined conversion rate. At the end of the third option period, the Company may elect to reacquire the Wheaton River interest in the property by issuing shares at a conversion rate. All Company shares received by Wheaton River through the Wheaton River Option Agreement will be subject to a pre-notification agreement and a voting trust agreement. During 2002, Wheaton River relinquished the right to the Amos Property back to the Company. Pursuant to the terms of a Voting Trust Agreement made December 20, 2002 between Wheaton River Minerals Ltd., John Brock as Voting Trustee and the Company the "Voting Trust Agreement"), John S. Brock, President, CEO and a Director of the Registrant, is now the Voting Trustee in respect of 840,000 shares. During the term of the Voting Trust Agreement, the Voting Trustee is entitled to exercise, as he in his sole discretion may deem fit, all the voting rights attached to the 840,000 shares.

Location, Access, Infrastructure, Physiography

The Amos project area is located 12 km northwest of Amos in northwestern Quebec. Excellent year-round access to the property is from secondary range roads and logging roads extending from Highway #111 between Amos and La Sarre, Quebec.

The town of Amos and several smaller villages support the farming and logging industries in the district. The communities are well established and have full support services. The CPR railway line traverses the area along an east-west line to the south of the property and Canada-wide bus and trucking services are available locally. Resource based industries have provided a strong economic base in the Rouyn-Noranda, Malartic and Val D'Or districts to the south of the property through the development of numerous base metal and gold mines over the past century. The current mining infrastructure in region and the experienced local workforce in the region would facilitate development of a mineral deposit in the area of the property.

The terrain in the area of the Amos property displays relatively flat relief locally which in the northwest, is interrupted by an east-west trending series of ridges up to 150 metres in relief (Chicobi Hills). The area is covered by farmlands with intervening areas of boreal forests with lowlands dominated by black spruce. The Harricana River trends north-south beyond the eastern area of the project limits and is flanked by glaciolacustrine or glaciofluvial deposits.

The area has a cold continental climate characterized by long, cold winters (to -40°C) and short hot summers (to 30°C ), with a wide range of temperatures between the lows of winter and highs of summer.

History

The Amos Property claim groups have seen exploration by both major mining and junior exploration companies during the period 1927 to 1994. The previous work conducted on the claim holdings is archived in the SIGEOM on-line database of the Quebec government. In excess of 263 assessment reports have been filed for exploration activities. The available data has documented 53 base metal and gold occurrences along the trend, as well as several geophysical (AEM, HLEM, IP and magnetic) and geochemical targets. There has been little follow-up work conducted on the showings and limited diamond drilling has tested several targets to shallow depths of generally less than 100 metres.

Several companies have conducted mineral exploration in area, focusing mostly on the Chicobi-Harrison horizon. From the 1940's to the late 1960's, exploration for VMS-style massive sulphides was conducted. In the late 1960's, SOQUEM first conducted ground geophysics in the area and in 1972, the Quebec Government flew an INPUT survey of the entire Amos-Normetal district. This survey identified several strong, highly conductive anomalies along the trend and spurred exploration of blind targets until 1975. Exploration was renewed in the district in 1983 with the acquisition of large holdings in the district, by major mining companies such as Lac Minerals, INCO and Noranda.

Geological Setting

The Amos properties lie within the Archean Abitibi Greenstone Belt of the Superior Province. On the basis of tectonic, plutonic, and volcanic history, the Abitibi belt has been divided into a Southern Volcanic Zone (SVZ) and a Northern Volcanic Zone (NVZ). The project area is located in the southern part of the NVZ, within the Guyenne -Amos greenstone belt (a subdivision of the Abitibi).

In the Amos area, the volcano-sedimentary sequence forms a large, north- facing west- northwest trending subvertical homocline. To the north, the volcanic succession is bounded by the broad east-west trending Chicobi sedimentary basin comprised of clastic sedimentary rocks and minor iron formations. Similar sedimentary basins in the Abitibi are associated with large scale crustal faults, such as Cadillac sediments with the Larder Lake-Cadillac Fault and Taibi sediments with the Casa Berardi Fault.

The Amos Property straddles the northwest trending volcanic domain of the southern part of the NVZ within the Guyenne-Amos greenstone belt. This assemblage is dominated by the Amos and the Lac Arthur Subgroups of the Kinojevis Group, which are composed of tholeiitic to transitional mafic and felsic volcanic rocks. The volcanic sequence is in thrust fault contact with an east-west trending sedimentary domain to the north referred to as the Chicobi Group.

The volcanic succession is thicker in the southeast and forms a wedge narrowing to the northwest. Large synvolcanic and syntectonic intrusions of granitic to tonalitic composition flank the main trend to the west, east and south.

The volcanic rocks of the Lac Arthur Group are the dominant assemblage underlying the Amos properties and comprise a multi-cyclic sequence of mafic to felsic volcanic flows, pyroclastics, and minor sediments. The mafic to intermediate units display features representative of various volcanic facies, including pillows, feldspar phenocrysts, quartz amygdules, and brecciated flow tops. The horizons of mafic to intermediate tuff are typically medium grained, with no internal bedding. Felsic tuffs interbedded with rhyolite flows occur in thin beds from decimeter to metre scale thicknesses. Rhyolitic flow domes consist of breccia facies with interbedded crystal and/or lapilli tuffs. Overall thicknesses of these felsic horizons average 100 metres. Sedimentary units include predominantly clastic horizons of quartzite, pelitic members from mudstone to sandstone, and thin lenses of polymictic conglomerate +/- chert. Horizons of iron formations, barren massive sulphides and graphitic horizons occur locally and are the source of several formational conductors within the stratigraphic sequence.

Regional deformational events have affected the property area, resulting in the development of westerly plunging fold structures with east-west trending, subvertical axial planes. As well, two phases of subvertical faulting have been identified; the earliest phase is east-west trending and related to the folding episode and the later phase is northwest trending related to the emplacement of granitic batholiths. The entire stratigraphic sequence trends northwesterly and dips to the northeast. Stratigraphic tops are reported to the north; however, several isoclinal fold structures have been identified in the area, indicating the possibility of overturned stratigraphy.

The Amos properties display several characteristics which indicate the potential to host a volcanogenic massive sulphide deposit ("VMS"), similar to the Kidd Creek deposit near Timmins, Ontario. The Kidd Creek copper-zinc-silver deposit is one of the largest and richest volcanogenic massive sulphide deposits in the world.

Similarities between the Amos properties and the Kidd Creek deposit include:

1.	The prospective bimodal volcanic succession of the Amos and Lac Arthur Groups, consisting of tholeiitic basalt, basaltic andesites and high-silica rhyolites.
2.	Occurrence of FIIIb rhyolites (Lesher et al. 1986 classification), based on the abundance and ratios of high field strength elements.
3.	Local presence of rhyolitic flows, pyroclastics in contact with ultramafic flows and/or shallow intrusions.

4.	Sulphide mineralization consisting of zinc-bearing stratiform massive sulphides (pyritic), copper-zinc stringers, and local disseminated to blebby zinc- lead mineralization.
5.	Mattabi-style semi-conformable alteration as extensive carbonatization with strong silica, sericite and chlorite alteration. High alteration indices ( Hashimoto, Sericite, Spitz) have been reported from lithogeochemical sampling.

6.	Similar age dates for felsic volcanic rocks. Amos area felsic rocks were dated at 2714 +/- 2 Ma (Labbe,2000) and 2,714.1 +/- 1.5 Ma for the felsic rocks at Kidd Creek.

Several similarities also exist between the geological setting of the Amos property and gold -enriched VMS deposits, such as the Bousquet #2 (copper-gold), Laronde (auriferous polymetalic) and Horne (copper-gold) deposits of the Bousquet and Noranda districts. The Bousquet #2 deposit has characteristics of both pyritic gold and base metal rich deposits. The Bousquet mineralization consists of foliation parallel pyritic stringers, massive pyrite, sulphide breccias and chalcopyrite stringer ore layered with sphalerite, galena and bornite. The Horne mine is a pipe-like copper-gold deposit which is capped by a larger, lower grade lens of massive pyrite. Most of the Horne mineralization consists of massive pyrite-pyrrhotite-chalcopyrite and stringers. This deposit has been subjected to little deformation and the deposit appears to be concordant with stratigraphy. In the more deformed terrane of the Bousquet deposit, it is difficult to distinguish between VMS deposits and deep-seated intrusion style and shear hosted deposits and the alteration assemblages have been metamorphosed to upper greenschist to amphibolite facies. The presence of an Mn garnet exhalite unit with proximal stratiform base metal mineralization at Bousquet is evidence for a volcanogenic origin.

Mineralization

The Amos property and the surrounding area of interest covers a 42 kilometre northwest trend of 24 occurrences of base metal mineralization and 29 occurrences of gold mineralization which are mostly shear zone hosted. The occurrences are documented as surface showings and intercepts from drill-holes testing geophysical and geochemical anomalies. Most of the historic showings and their environs have been subjected to little followup work and were drilled to shallow depths of less than 100 metres.

The majority of the VMS style occurrences with significant grades of zinc, lead and/or copper have been reported along the property trend, as well as several zones of massive sulphides containing pyrite and pyrrhotite. Gold occurrences in the area are mostly related to quartz-carbonate veining concentrated in shear zones which cut intrusive bodies; however, Hemlo style mineralization with disseminated sulphides was also reported by Lac Minerals on their nearby Chicobi South property.

The most significant showings reported along the project trend are listed below (from northwest to southeast. The Chicobi Mines East, Chicobi Mines West and the Harrison Showings are on the Chicobi North claim block; the Verrrault Showing is on the Trecesson claim block; and the Shell Showing and the mineralized float to the south are on the Dalquier claim block. The first mineralization reported in the area were a series of gold, silver and lead occurrences near the shore of Lake Chicobi, within the Chicobi North claim block.

MINERAL SHOWING	EXPLORATION HIGHLIGHTS

Chicobi Mines West Showing	Drill hole grades to 4.62% Zn, 2.20% Pb / 2.3 m

Chicobi Mines East Showing	Drill hole grades to 5.38% Zn, 2.07% Pb / 1.7 m

Harrison Showing	Drill hole grades to 0.47% Cu / 1.5 m
Intersected 20 m of semimassive sulphides

Verreault Showing	Drill holes grade to1.77% Cu / 2.95 m
Grab samples returned up to 51.77 gpt Au, 0.57% Cu

Shell Showing	Drill holes grade to 9.7% Zn, 1.6 % Pb, 15 gpt Ag
Grab samples grade to 3.77 gpt Au / 1.67 m

Float South of Shell Showing	Sample assayed 4.7 gpt Au, 550 gpt Ag and 11.7% Zn

Sulphide mineralization on the Amos property and within the area of interest occurs as zinc-bearing stratiform massive sulphides, copper- zinc stringers and local disseminated to blebby lead +/- zinc mineralization. Extensive zones of carbonate alteration are commonly associated, as well as semi-conformable alteration zones of strong silica, sericite and chlorite.

Elevated gold grades with base metal mineralization within the volcanic-sediment sequence correspond with zones of extensive sericite alteration. Approximately half of the gold occurrences ( 16 of 29) are associated with quartz +/- carbonate veins within shear zones and faults which cut, or are marginal to, the granitic to tronjhemitic intrusives. Pyrite and chalcopyrite are often disseminated within the veins and pyrite is disseminated within altered wallrock halos.

Exploration of the Amos Property

Exploration of the Amos property and the district has been reported since the discovery of the Chicobi West and East occurrences in 1927 and the Harrison occurrence in 1942. Exploration programs until the early 1970's focused on mineralized outcrop exposures and drilling of geophysical projections of these horizons. Sporadic drill programs were conducted until the Quebec government conducted an INPUT survey of the entire Normetal district in 1972. Several major companies and numerous junior companies acquired ground in the Amos project area during the 1970's and early 1980's and conducted intensive exploration for VMS deposits through the evaluation of prospective INPUT responses. Large property holdings along the trend were eventually acquired by Lac Minerals, during the mid1980's, as the Chicobi North, Chicobi South, Center Lake, and TD properties (from northwest to southeast).

Exploration for gold mineralization was conducted since the discovery of several intrusive-hosted occurrences during the 1930's. In the mid 1980's, Lac Minerals discovered shear-hosted and disseminated "Bousquet" style gold mineralization in outcrop exposures and as diamond drill hole intercepts. Gold -rich massive sulphide horizons with up to 5.2 g/t Au, 1.1% Zn over 1.5 metres were reported from drilling of the Chicobi South VMS showing.

During 2001, Teck Cominco acquired through staking, five claim blocks that covered much of the 42 kilometre length of Abitibi greenstones hosting both VMS style prospects and gold showings. In 2002, the Company conducted 25.7 kilometres of I.P. resistivity surveys, 65 kilometres of UTEM surveys, and 79.7 kilometres of magnetometer survey, followed by 1,174 metres of drilling in 7 holes testing 6 targets.

Exploration Targets

CHICOBI BLOCK

The Chicobi North block has been explored for VMS style mineralization since the discovery of the Chicobi zinc- lead occurrences in 1927 and the Harrison Copper occurrence in 1942. Extensive surface exploration and diamond drilling along the trend of these occurrences has helped to develop an understanding of the geology of this area.

The property is underlain by three lithological domains consisting of the volcanic domain to the south, the sedimentary domain to the north, and granitic plutons. The volcanic domain is comprised of a series of stacked mafic to felsic flows and pyroclastics, with subordinate ultramafic flows and thin iron formations. The volcanic units are typically less than 200 metres thick and are laterally continuous over hundreds of metres. Lithogeochemical results from sampling by Lac Minerals has indicated lateral continuity of horizons with consistent Al2O3/TiO2 ratios and Zr values.

Mafic- intermediate flows display variable textures and components ranging from pillows, feldspar phenocrysts, quartz amygdules and brecciated flow tops. Larger and more abundant amygdules within volcanic flows to the north suggests that the sequence in this area may face to the north. Felsic tuffs occur as decimeter to metre-scale interbeds with rhyolitic flows.

In the southeastern area of the block, the rhyolitic flows are breccia facies and intercalated pyroclastics are crystal to lithic tuffs. The fineness of the tuff horizons suggests a distal environment.

Minor intercalated sediments within the volcanic sequence consist of both pelitic and clastic members with minor thin mineralized beds (<1%pyrite) and rare massive garnet-bearing magnetite beds. The predominance of fine sediments within fine beds (5cm) suggests slow sedimentation within a distal environment.

The sedimentary domain to the north (Chicobi Sediments) consists of clastic sediments (quartzite, greywacke, sandstone- mudstone) with local thin lenses of polymictic conglomerate. Pyroclastic material is associated with rare intermediate flows. Minor horizons of iron formation, barren massive sulphides to 10 metres in thickness and graphite, were intersected by drill- holes which tested extensive, formational electromagnetic conductors.

The southern and southwestern areas of the property are underlain by granodioritic to dioritic intrusive phases of the Taschereau Batholith. Another series of plutons of similar composition occur in the north central part of the block. Both of these plutons correspond to aeromagnetic low anomalies. The larger Taschereau Batholith is synvolcanic (Chown et al. 1992) and is dated at 2,718+/-2 Ma. The northern margin of the intrusive is locally sheared and mineralized with pyrite, pyrrhotite and chalcopyrite. The northern plutons are syntectonic and have an elongate shape parallel to the regional foliation. The largest intrusion occurs at the volcanic-sedimentary contact.

The rocks of the district have been affected over a 25 Ma period by deformation related to the Kenoran Orogeny. North-south compression developed large-scale structures such as east trending, steeply plunging folds and east-west trending high angle thrust zones. The Chicobi thrust fault extends across the Chicobi North block, with a locus to the north of the volcano-sedimentary sequence. Within the sequence, local higher strain and the concentration of QFP dykes defines a prominent east-west fault. Both foliation and bedding trend east-west, except within the more resistant batholith, and where the fabrics are deflected around the batholith. Mineral lineations have a subvertical to vertical plunge. The rocks of the property have been subjected to greenschist facies metamorphism.

Lithogeochemical samples analyzed by Lac Minerals, from the volcanic succession underlying the Chicobi North block, show two main compositional trends ranging from the mafic- intermediate suite (Al2O3/Ti02<30) to felsic suite (Al2O3/Ti02>40). The Zr/Y ratios for the volcanic rocks are less than

9, indicating a tholeiitic to transitional affinity. In the southern area of the claim block, a comparison of the ratios for several volcanic horizons indicates two main trends, possible due to derivation from separate magma chambers simultaneously venting from proximal vents. Lithogeochemical trends indicate that the felsic tuff and flows of this area fall within the FIIIa and FIIIb fields of Lesher et al. (1986). Type FIIIa rhyolites are characterized by high silica content, low Zr/Y ratios of 4-7 and intermediate Sr content. Type FIIIb rhyolites are characterized by high silica content, low Zr/Y rations of 3-5 and low Sr content. The rhyolites of the Chicobi North area have similar ratios, silica and Sr contents as these types. The rhyolites of these geochemical fields are known to host economic VMS deposits in the Kidd Creek, Matagami and Noranda mining.

Mineralization on the property consists of two major occurrences: the Chicobi West/East zinc showing and the Harrison copper showing. The Chicobi Mines showing consists of sheared felsic tuffs overlying mylonitized sediments (Chicobi West) and mafic pillowed basalts (Chicobi East). Mineralization consists of disseminations and veins of sphalerite, galena, pyrite, pyrrhotite with minor chalcopyrite. Sphalerite and chalcopyrite locally occurs as thin sheets within microfractures. The host structure is intensely silicified and sericitized.

The Harrison showing consists of sheared cherty tuffs overlying mafic pillowed basalts. The strongly sheared mineralized zone is approximately 4 metres thick and consists of massive bands (to 5cm) of pyrite, pyrrhotite, chalcopyrite and minor sphalerite. Magnetite and graphite is also associated with this zone. The structure is locally intensely silicified and sericitized, which imparts a bleaching on surface exposures. At both occurrences, the host rock to mineralization has been intruded by dykes of gabbro and/or quartz feldspar porphyry near contact zones.

Alteration of felsic volcanic rocks hosting mineralization is characterized by intense silicification and sericitization. Several narrow tuffaceous units between the two horizons are also display strong sericite, silica, and chlorite alteration. The indices indicate a low degree of alteration, except for a felsic tuff-rhyolite horizon stratigraphically between the showings. Depletions of major oxides including Na20 (<2.5%) and CaO (CaO<1.3%), together with enrichment in K20 (to 5.3%), reflect intense sericitization which is similar to that related to VMS deposits. Intermediate to mafic volcanic rocks north of the mineralized showings display weak to moderate carbonatization as ankerite and calcite additions.

The regional aeromagnetic survey indicates that the Chicobi North block covers a lobate, EW trending magnetic high which is centered over the Harrison Showing. A series of strong INPUT anomalies identified by the SOQUEM survey of 1972 are concentrated along the sediment-volcanic contacts at the Chicobi and Harrison occurrences, as well as within the Chicobi sediments to the north. Follow- up ground geophysical surveys and diamond drilling of these features was completed during several exploration campaigns. Prior diamond drilling has identified an east-west trending shear zone which traverses the mineralized contact zones of the Chicobi West/Chicobi East and Harrison showings. At the Harrison occurrence, the structure is locally graphitic. To the east of the occurrences and beyond the extent of the linear INPUT conductors, the structure appears to diverge from the stratigraphy, which veers to the southeast. Both INPUT and ground EM anomalies delineate massive sulphide and graphitic horizons which are closely stratiform.

In the southeastern area of the block, a series of southeast trending, parallel EM and IP anomalies appear to coincide with intercalated horizons of felsic to intermediate tuffs, flows and sediments. Sporadic gossans of pyrite and pyrrhotite are exposed in outcrops along these trends. Prior drilling by Satin River Minerals targeting a coincident VLF-IP anomaly in this area intersected 5-20% pyrrhotite and pyrite over 10 metres. A report by Golden Tiger reported values of up to 4.6% Zn, 2.2% Pb. Further to the southeast, a prior drill hole testing a parallel VLF anomaly intersected a thinner horizon of 10% pyrrhotite, pyrite over 2.7 metres, within a chlorite and sericite altered garnet- magnetite unit.

The strongest IP anomaly of the southeast trending anomalies is the southern- most response, which is in close proximity to the inferred contact of the Taschereau Batholith. A projection of the stratigraphy suggests that this feature may correlate to horizons of altered felsic tuffs within the footwall to the Harrison showing.

During 2002, the Company completed one drill hole totaling 125 metres in the Chicobi North block to test an I.P. chargeability target. The drill hole did not intersect any significant mineralization. The geological anomaly was explained by pyrite-pyrrhotite mineralization in felsic volcanic rocks. The Company also completed two holes totaling 318 metres to test the gold showing in the Chicobi South block. No significant gold values were obtained.

GUYENNE WEST AND EAST BLOCKS

The Guyenne West and Guyenne East blocks have been most recently explored as former areas of the Chicobi North and Chicobi South properties of Lac Minerals (now Barrick Gold).

The blocks are centered on a northwest trending sequence of felsic volcanics which are flanked by intermediate volcanics to the south and northwest and mafic volcanics to the north. Limited outcrop exposure and diamond drilling indicates that the felsic horizon is up to 100 metres thick and is comprised of proximal volcanic facies including rhyolitic tuff, tuff breccia, flows, hyaloclastite with coeval QFP dykes. In the Guyenne West area, the underlying horizons of intermediate volcanics are intercalated with mafic flows concordant subvolcanic dykes. The mafic/intermediate flows are aphanitic to fine grained and are weakly chloritized and locally strongly ankeritized. Textures vary from massive to pillowed and flow brecciated, with local quartz amygules. Detailed mapping in the area has identified two rhyolite horizons consisting of highly siliceous lobes and hyaloclastite, with crosscutting west- northwest trending QFP dykes. A narrow horizon (10-20cm) of sediments overlies the rhyolitic sequence. This interval displays lateral facies changes from well bedded graphitic argillite to greywacke and heterolithic debris flows containing chert and massive sulphide fragments. The associations suggest formation in a deep water environment accompanied by synvolcanic normal faulting.

In the southwestern area of the Guyenne West block, the dominant foliations in outcrop exposures trend northwesterly and are concordant with gabbro dykes emplaced into the sequence. To the north, foliations appear deflected into a west-northwesterly trend, in response to regional scale EW faulting and shearing. A series of west-northwest trending brittle faults up to 10 metre wide have been documented along major contacts and within the ankeritized mafic flows on the adjacent Chicobi South block. A series of later north-south brittle faults in the area are interpreted as reactivated synvolcanic faults which truncate sedimentary and volcanic units.

The regional airborne magnetic survey results indicate that the Guyenne West and Guyenne East blocks are underlain by magnetic highs, respectively, with an intervening magnetic low. Several detailed ground magnetic, VLF, HLEM, and pulse-EM surveys were conducted in the area of the Guyenne blocks, since the first recorded survey by SOQUEM. Noranda conducted the first IP survey in this area in 1991. The combined geophysical responses define a broad corridor of northeast trending features which coincide with the lower magnetic response between the two properties. A series of IP anomalies to the south of the felsic horizon appears to reflect northwest trends of the predominant foliation and possible synvolcanic northeast trending faults. To the north, the anomalies trend more west-northwest to east-west, and may reflect a source that have been rotated into concordancy with strain elements related to the east-west trending Chicobi Thrust.

The geophysical responses indicate a strong northwest trending pulse-EM conductor is coincident with the INPUT conductors in the southwestern area of the Guyenne West block. Mapping indicates that this area is mostly underlain by intermediate volcanics with minor felsics in area, intruded by concordant gabbro dykes. Strong, shorter length IP anomalies to the southwest are also coincident with INPUT conductors. There is no record of diamond drilling of these features.

In the area of the Guyenne East block, a series of short length IP anomalies trend northwesterly, on the flanks of the magnetic high. This may correspond with the inferred contact of the mafic-felsic volcanic cycles.

Mineralization has not been reported on the Guyenne blocks; however, exploration on adjacent claims has discovered prospective stratigraphy, alteration and significant gold and VMS style mineralization within the trend of favorable rocks. To the east of the Guyenne West block, drilling by Noranda in 1991 intersected a 15.8 metre zone of 3-5% pyritic stringers within a horizon of coarse felsic pyroclastic rocks. A 1.2 metre section in one drill hole reported 1.03% zinc. To the east the Guyenne East block, extensive drilling since 1987 by Lac Minerals on the Chicobi South block has defined zinc and gold rich massive sulphide zones associated with synvolcanic faults. These zones occur within a broader area of sericitic alteration and stringer mineralization over a 1.2 kilometre trend. Within 500 metres of the Guyenne East block boundary, prior drilling intersected significant mineralization within the rhyolitic sequence consisting of 0.72% Zn 0.28 gpt gold over 24.5 metres.

No prior diamond drilling has been reported on the area of the Guyenne West and Guyenne East blocks.

During 2002, the Company completed one drill hole totaling 213 metres to test the source of a UTEM anomaly. The hole intersected felsic volcanic rocks with minor sedimentary layers. The UTEM conductor was explained by thin graphitic sedimentary horizons containing pyrite mineralization.

BERRY BLOCK

The Berry block was most recently explored in 1994 and 1995 by INCO as part of the Centre Lake Project. This prior project covered a large area of 183 contiguous claims along the prospective northwest trending volcanic stratigraphy of the Lac Arthur and Amos Groups. The claims covered a 20 kilometre trend between the current Berry and Dalquier Claim Blocks.

The Berry block lies along the southeastern projection of the felsic volcanic horizon which to the northwest, traverses the Guyenne West, Chicobi South(Lac Minerals) and the Guyenne East blocks. The Berry pluton in the eastern and southern areas of the block has been inferred from magnetic trends. There are no documented geological descriptions for the area of the Berry block; projections of the geological units have been made from the results of mapping and drilling conducted on the Chicobi South block to the northwest.

The stratigraphy in the southeastern area of the Chicobi South block, in the vicinity of the Berry block, is described as a volcanic succession dominated by felsic volcanic flows, pyroclastics and subvolcanic intrusives. The main lithologic unit observed in the area is a rhyolitic vesicular tuff which contains 10-20% fragments rimmed by sericitic and siliceous alteration. Massive rhyolite occurs as lobes up to 10 metres in thickness, within the vesicular tuff.

Thin spherulitic rhyolite flows 30-100cm thick are locally associated with this horizon. A subvolcanic intrusion of quartz-feldspar porphyry occurs in the footwall of the rhyolitic tuffs. Several northeast trending, steeply dipping gabbroic dykes cut the felsic sequence.

Gold mineralization hosted by the felsic volcanic sequence to the west of the Berry block has been reported both as surface occurrences and as intercepts from prior diamond drilling.

The regional airborne magnetic survey results indicate the Berry block straddles northwest trending domains of contrasting magnetic intensity which appear to reflect the contact between the Berry batholith to the northeast and the supracrustal sequence to the southwest. IP surveys conducted in the area, by Lac Minerals (1990) and INCO (1994), identified a series of northwest trending anomalies up to 3 kilometres long in the area of the property. These features have never been drill tested and may by close to the projection of the prospective upper contact of the felsic volcanic pile.

During 2002, the Company completed two drill holes totaling 318 metres in the southern part of the Berry block, at the edge of the Berry pluton, testing two I.P. anomalies for their gold potential. The intersected lithologies are dominated by felsic volcanics. BE02-01 intersected the mineralization composed of fine-grained pyrite at a depth of 125 metres deeper than the expected depth calculated from the geophysics. The second hole explained the polarizable zone by intersecting disseminated pyrite. No significant gold grades were obtained.

TRECESSON BLOCK

Exploration of the property area in the early 1970's resulted in the discovery of anomalous zinc +/-copper, gold mineralization as sulphides disseminated within felsic volcanics.

The block is underlain by a volcanic succession of the Lac Arthur Group, consisting of a general sequence, from north to south, of dacite porphyry and tuff overlain by intercalated amygdaloidal andesitic flows and tuffs which are overlain by basaltic flows. The mafic to intermediate horizons are weakly chloritized and biotitized and the felsic horizons are typically strongly silicified. Thin horizons of chert and mudstone containing sulphide mineralization have been observed within this sequence. The entire sequence has been cut by quartz feldspar porphyry and granitic to dioritic dykes. To the northeast, the location of the Berry Pluton has been inferred from geophysical responses. There is no outcrop is this unit in the area of the block.

Diamond drilling between the Trecesson and Dalquier properties has outlined a consistent central horizon of felsic tuffs and flows central to the predominantly intermediate to mafic volcanic sequence. Anomalous zinc +/- copper and gold mineralization has been found mostly along the hangingwall contact of this horizon as well as associated within horizons of cherty sediments and graphitic mudstones within the hanging wall intermediate volcanics. A series of gabbro sills intrude the intermediate- mafic volcanic succession. A northeast trending diabase dyke ma y be a reactivated synvolcanic fault, as have been inferred along similar orientations in other areas of the project.

Ground geophysical surveys on the block have identified a series of northwest trending IP anomalies which appear to be concentrated mostly within the intermediate volcanic package and near the top of the thick felsic volcanic pile. Some IP anomalies are coincident with margins of the gabbro sills.

Base metal mineralization was first reported in the eastern area of the Trecesson block in 1972, as an occurrence of disseminated chalcopyrite, pyrite, pyrrhotite and sphalerite near the upper contact of the felsic volcanic horizon. Additional prospecting in 1973 resulted in the discovery of the Verreault Showing, located in the western area of the property. The mineralization associated with these two occurrences appears to be at similar stratigraphic levels within the volcanic sequence. The Verreault Showing consists of a series of folded quartz veins hosted by mafic volcanics. Mineralization within the veins consists of chalcopyrite, pyrite and malachite. One of the original grab samples returned 51.77 g/t gold and 0.57% copper.

Prior diamond drilling in the area confirmed the presence of the central felsic volcanic horizon, which is up to 100 metres thick. Drill hole intercepts intersected stringer zones of pyrite, pyrrhotite and chalcopyrite within a thick section of felsic tuffs and an interval of finely disseminated sphalerite and pyrite within felsic crystal and lapilli tuffs. Grades of up to 1.77% copper over 2.95 metres were obtained.

A series of IP anomalies to the south of the Verreault Showing, within the felsic horizon have not been drill tested. As well, strong IP and AEM responses along strike from the above mineralization appear to be coincident with the top of the felsic sequence to the south. These features are in the area of a possible synvolcanic fault. These IP responses have not been seen diamond drilling.

During 2002, the Company completed one drill hole totaling 200 metres to test a moderate strength UTEM conductor. No mineralization was intersected but a wide brittle deformation zone, expressed by broken core and gouge intervals, dominated the last 120 metres. Felsic and mafic volcanics as well as intrusive rocks, gabbro and monzodiorite were intersected in the drill..

DALQUIER BLOCK

The Dalquier block is located to the southeast of the Trecesson block and is centered along the same stratigraphic package. The area has been most recently explored by INCO in 1994. Prior exploration along the Trecesson-Dalquier corridor has been concentrated along the hangingwall contact of a horizon of felsic tuffs and flows central to the predominantly intermediate to mafic volcanic sequence. Anomalous zinc +/- copper and gold mineralization has been found along this horizon as well as associated with horizons of cherty sediments and graphitic mudstones within the hanging wall intermediate volcanics. The most significant occurrence is the Shell Showing, which was discovered by Shell Canada Inc. ("Shell") during exploration of the area in the early 1970's.

The regional aeromagnetic survey indicates that the Dalquier block straddles prominent magnetic high features in the southwest corner and in the eastern portion of the block. The southwestern feature is a lobate, northwest trending magnetic high which appears coincident with the upper contact of a thick felsic sequence near the margin of the Trecesson Pluton. The eastern feature is a more circular magnetic high which is coincident with the Shell Occurrence. A series of short length HLEM conductors are also associated with this mineralization.

Lithogeochemical samples were analyzed by INCO, from quarter-splits of core from the original drilling by Shell. The Zr/Y ratios of the underlying volcanic rocks show dominant compositional trends of tholeiitic to transitional affinities. Lithogeochemical trends indicate that the felsic tuffs and flows of this area plot within and around the favourable FII and FIIIb fields.

Mineralization on the property consists of two major occurrences: the Shell Showing and a large, mineralized erratic to the south of the occurrence. The Shell Showing was first discovered during shallow diamond drilling by Shell Canada Resources Ltd. ("Shell"). The occurrence is reported as distal-style VMS stringer to semimassive pyrite, pyrrhotite +/- sphalerite hosted by sericitic rhyolitic tuffs. Drill holes returned grades up to 9.7% zinc, 1.6 % lead, 15 g/t silver and local gold bearing intervals of up to 3.77 g/t gold over 1.67 metres.

Shell also discovered a large (60kg) erratic boulder of banded chlorite and quartz-sericite schist with up to 10% pyrite and sphalerite concentrated in bands along the schistosity. A selective grab sample returned 4.7 g/t gold, 550 g/t silver and 11.7% zinc. Raymor Resources reported that the boulder appears to have been plucked from a section of strongly sheared intermediate to felsic volcanics, of which there are no exposures of a similar unit in the immediate area.

The Shell Showing, alteration trends of the felsic rocks mostly show a well developed depletion of Na2O and enrichment of K2O due to sericitization. Some of the felsic rocks also show relative Na2O enrichment due to albitization. The intermediate volcanic rocks (andesitic volcaniclastics) in the area of the mineralization also show consistent sodium depletion and potassium enrichment. The lithogeochemical results suggest that in the area of the Shell showing, well developed VMS style alteration is associated with base metal mineralization. Prior diamond drilling has only tested the potential of this area to shallow depths with no significant results.

During 2002, the Company conducted geophysical surveys that sis not indicate any significant targets worthy of drill testing.

Proposed Ongoing Work

The Company is currently reviewing and prioritizing both gold and VMS style targets remaining on the Amos property with a view to continue with exploration programs during 2003.

Big Bulk Property

Property Description

The large Big Bulk property of 351 claim units, located in the Kitsault area in northwestern British Columbia, has seen a prolonged period of exploration from 1910 to the present. Teck Cominco staked the claims and completed general geologic mapping and limited rock sampling on the property. This work was focused on determining the geological environment on the property and to examine the styles of the numerous mineralized occurrences. The property has an excess of 40 mineral occurrences hosted in lower Jurassic Hazelton volcanics and recently recognized lower Jurassic intrusives. There is potential for both Eskay analogue VMS systems on the property and Red Mtn. and Sulphurets style porphyry copper- gold and intrusion related gold vein systems on the property.

During 2002, the Company entered into an option agreement with Teck Cominco Limited on the Big Bulk Property and conducted a sampling program on the porphyry copper-gold mineralization with an expenditure of $131,616.

Property Title

The Big Bulk Property consists of 21 metric grid claims totaling 351 claim units located in the headwaters of the Kitsault River in northwestern British Columbia. The claims are recorded in the Skeena Mining Division and registered in the name of Teck Cominco Limited who own 100% interest in the property and subject to an option agreement with the Company. All claims are in good standing.

BIG BULK PROPERTY

MINERAL CLAIMS DATA

Claim Name	# of units	Tenure No.	Expiry Date
Lahte 1	12	383011	November 28, 2004
Lahte 2	18	383012	November 28, 2004
Lahte 3	20	383013	November 28, 2004
Lahte 4	20	383014	November 28, 2004
Lahte 5	20	383277	November 28, 2004
Tchintin 1	20	385605	April 03, 2005
Tchintin 2	20	383606	April 03, 2005
Tchintin 3	8	383607	April 03, 2005
Tchintin 4	8	385608	April 03, 2005
LC 1	20	385609	April 04, 2005
LC 2	28	385610	April 04, 2005
Lavender 1	12	385589	April 03, 2004
Lavender 2	18	385590	April 03, 2004
Lavender 3	12	385591	April 03, 2005
Lavender 4	18	385592	April 03, 2004
Lavender 5	20	385602	April 03, 2004
Lavender 6	20	385603	April 03, 2004
Lavender 7	15	385604	April 03, 2005
KL 1	16	385585	April 03, 2004
KL 2	16	385586	April 03, 2005
KL 3	20	385587	April 03, 2005

Underlying Agreements

In an agreement dated August 15, 2002 between Teck Cominco and the Company, the Company acquired the rights to earn an interest in the Big Bulk property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The Company may earn an initial 80% interest by spending $800,000 on exploration by December 31, 2005 ($131,617 spent by December 31, 2002). Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 60.8% interest in the property by incurring 200% of the Company's prior expenditures and completing a feasibility study. Should Teck Cominco earn the 60.8%, the Company would then hold 39.2%.

Location, Access, Infrastructure, Physiography

The Big Bulk property extends along the Illiance River valley from 15 kilometres east to 25 kilometres northeast of Alice Arm, B.C. This property extends up past the east and south end of Kinskuch Lake. The Big Bulk property is located approximately 50 kilometres southeast of Stewart on NTS 103P/11E and 103P/11W centred near 55 degrees 45 minutes north, 129 degrees, 10 minutes east. The property is approximately 12 kilometres east of the Dolly Varden camp and is accessed by helicopter from Stewart. Logging roads up the Tchitin and Kinscuch rivers are within 7 and 4 kilometres of the eastern side of the property.

The Big Bulk property lies within the Skeena coast physiographic unit and locally covers a variety of topographic styles ranging from alpine mountainous to heavily wooded valley. Mountain topography of the property varies from moderate to extreme with elevations ranging from 500 to 2020 metres. The mountainous terrain is variable with numerous areas covered with glacial ice and snowfields and areas with very steep, unstable rock walls. Varying amounts of glacial and glacial- fluvial debris occur in the valleys and along valley walls. Alpine style vegetation occurs above elevations of approximately 1000 metres while forest vegetation below this elevation consists of mountain varieties of fir, hemlock, spruce and cedar with areas of thick brush comprised of alder, willow and devil's club. Prolific summer seasonal plants are common at lower elections, forming a thick vegetable mass in some areas. Glaciers within the valleys extend down to elections of 1000 metres below the ridges.

Precipitation within the coastal climactic zone is very high with winter precipitation resulting in heavy snowfalls of 5-12 metres. Snow covers the property from late September to late June and coastal weather strongly affects airborne access to the property during the summer exploration season.

History

The Big Bulk area has seen an extended exploration history dating back to approximately 1910. Earliest recorded information dates back to provincial government Annual Reports from 1915. The primary area of exploration has been centred in the Kitsault River area with lesser exploration in the Lahte Creek-Illiance River valley, the Dak River area and the area surrounding Kinskuch Lake.

The Dolly Varden, North Star and Torbit mines are past-producing mines, which operated in the Kitsault River valley at intermittent times from 1919 to 1959, and produced silver, lead, zinc, copper and gold. These deposits were originally considered to be "veins" hosted along a tensional fault system but were later studied by Devlin and Godwin (1987) and interpreted to be an exhalative, stratiform deposit. The Kitsault River valley as well as the surrounding area saw extensive exploration for a number of metals during the early part of the 20th century. Copper and go ld mineralization was extensively explored in an area historically known as the "Copper Belt", located west of the Kitsault River near its headwaters. A number of showings, such as the Homestake Ridge, Vanguard Copper, Red Point and Vanguard Gold are located in this area. Numerous other showings such as the Sault, Ace/Galena and Wolf are all located in the Kitsault River/Kitsault Lake area.

The Homestake Ridge trend has seen numerous exploration programs of trenching, surface work and underground development during the period from 1914 to 1939. Numerous programs involving prospecting, geological mapping, rock and soil geochemistry, geophysics and diamond drilling have been carried out by Canex Aerial Explorations Limited, 196(?); Dwight Collison, 1964-1979; Newmont Canada, 1979-80; S. Coombes, D. Nelles and Cambria Resources Limited, 1986-88; Noranda Exploration Company Limited, 1989-91; Lac Minerals (Barrick Resources), 1994; Teck Corp., 2000; and Teck Cominco, 2001.

The Red Point prospect, also within the "Copper Belt", was discovered during the 1910's and was subsequently explored by adits on the higher-grade copper prospects. The prospect was acquired by Dolly Varden Minerals Incorporated and was explored by geological, geochemical and geophysical methods and was later trenched and drilled.

Sporadic exploration throughout the Kitsault River valley has been conducted over many of the known showings. Of note are the silver-lead-zinc deposits of the Dolly Varden, Wolf, Torbit and Northstar deposits, which were explored during the period 1964 to 1990. These deposits have been explored by geophysical, geological and geochemical methods and in some cases have been trenched and/or drilled.

South of Kitsault Lake, the Sault property was discovered in 1966 by Cominco Ltd. and was explored intermittently until 1990. The property has been described by prior workers, as mineralized carbonate deposits restricted to syn-sedimentary grabens which acted as traps for local accumulation of carbonate, sulphate and minor sulphide mineralization. Cominco in 1984 and Oliver Gold Corporation and joint venture partners Aber Resources Limited and Tanqueray Resources Limited in 1989 drilled the property and conducted geological, geochemical and geophysical work.

The area of the Illiance River and Lahte Creek saw numerous discoveries of relatively small veins commonly hosted within shear structures with high silver values associated with lead and zinc mineralization. The area first received attention during the period from early 1910's through the 1920's. Exploration activity increased again during the 1950's-1960's, during which time numerous companies were active in the area. Hudson Bay Exploration and Development Co. explored this same area during 1980-81 to explore the rhyolite hosted lead-silver float and occurrences, which were discovered originally in 1916 and were rediscovered in 1980. The occurrence is known as the Left Over showing.

Exploration to the northwest of the Illiance River and southwest of Lahte Creek near Mt. McGuire was focused on a porphyry molybdenum deposit known as the Ajax. Minfile inventory reports 178,540,000 t combined reserves at 0.070% molybdenum.

Northwest of Lahte Creek in the area south and east of Kinskuch Lake copper showings were first explored in the 1930's. The areas was sampled by Brittania Mines in 1939 and was drilled in 1955-56 by Northwestern Explorations Limited, establishing a small reserve of a few million tons of 0.4% copper on the Bonnie zone. Forest Kerr Mines Ltd. conducted geological, geophysical and diamond drilling during 1965. Cyprus Exploration Corp. explored the property by geological, geochemical surveys and diamond drilling during 1966. In 1970 Kerr Addison Mines Ltd. conducted geophysical surveys and a limited diamond drill program. The property was restaked in 1979 as the Big Bulk and was mapped and sampled by Prism Resources in 1980. Procan Resources drilled five diamond drill holes in 1982. The property was again looked at in 1990 and 1991 by the joint venture partnership of Oliver Gold Corporation, Aber Resources Ltd. and Tanqueray Resources Ltd. The joint venture conducted extensive geological mapping, geochemical sampling, trenching and prospecting. During 1989 the joint venture also carried out a regional survey. The 1991 program focused on the Big Bulk area and was primarily a blast trench, geological mapping and prospecting program for exploring for porphyry copper- gold mineralization.

Geological Setting

The Big Bulk property is primarily located over lower to middle Jurassic volcanics and sediments deposited in a marine environment along the western margin of the Bowser basin. This sequence is collectively known as the "Hazelton Group" which consists of a well- mineralized sequence formed in an island arc environment.

The Kitsault area is the southern limit of a continuous belt of the Hazelton group which hosts the highly profitable Eskay Creek VMS deposit, owned and operated by Barrick Resources and located 90 kilometres northwest of the Big Bulk property. This unusual high precious metal content VMS system has a total resource of 2.558 MT grading 48.4 g/t gold, 2152 g/T silver, 2.5% lead, 4.16% zinc and 0.54% copper. This high grade resource is within a substantially larger resource of lower grade material. The Eskay deposit occurs in sediments overlying felsic volcanics in a setting at the top of the Hazelton volcanics. Another system that remains undeveloped is the Red Mountain deposit with a resource of 13.2 Mt @ 0.074 opt gold. Seabridge Resources Inc. is presently exploring the potential of developing a higher grade portion of this system. The system is related to ~190 mya Goldslide intrusions which are also present throughout the area including intrusions along the east shore of Kinskuch Lake on the Big Bulk Property.

Another undeveloped system is the Sulphurets camp where Seabridge is assessing the potential in a complex system of copper- gold porphyries (Kerr 135 MT @ 0.76% copper, 0.34 g/t gold), gold porphyries (Snowfield 7 MT @ 2.8 g/t gold) and high grade gold -silver vein systems (West Zone @ 15.4 g/t gold, 650 g/t silver) again related to Mitchell intrusions ~190 MY aged Goldslide-Texas creek equivalents.

The Big Bulk property has an early to middle Jurassic sequence of volcanics and sediments covering most of the Hazelton volcanic sequence along the upright east limb of the Mt. McGuire anticline and the property has a diverse variety of mineralized systems.

These include in order of priority:

The Big Bulk target area in the western portion of the property covers a large prominent gossanous area around the southern and eastern sides of Kinscuch Lake. Mapping and sampling mapping has shown this area occupies the lower Hazelton volcanic sequence well below the Salmon River Fm. and the area has little VMS potential. On the positive side the mapping has outlined extensive zones of copper-gold porphyry mineralization associated with a large subvolcanic "Goldslide" type intrusive complex. In many ways this complex has many similarities to that of the Sulphurets camp located 105 kilometres to the northwest and the Red Mtn. area located 35 kilometres to the northwest as a diverse high level of copper-gold porphyry system. Widespread areas of copper-gold porphyry style mineralization is present over a 6.0+ square kilometre area with several styles of quartz vein and stockwork mineralization associated with pervasive chlorite/sericite/pyrite and later sericite/pyrite mineralization. This system is a large complex multiphase porphyry system with good potential for both bulk tonnage copper-gold and high grade gold mineralization.

The Lahte Creek-Illiance target area on the eastern portion of the property hosts a distinctive 60-250 metre thick panel of andesitic to rhyolite tuffs, pyroclastics and mixed sediments that strike generally N-S with subvertical to moderately east dips and has been traced discontinuously over a minimum of 8.0 kilometres of strike length. A second tuffaceous mineralized horizon outlined by the Silver and Monarch showings may be present in andesitic tuffs and epiclastics 150-200 metres stratigraphically above this horizon. Both these sequences are stratigraphically within a thick sequence of Betty Creek andesitic pyroclastics and are stratigraphically well below the Salmon River contact. The mineralization and alteration is extensive within the horizons and has been traced for a minimum of 6 kilometres of strike length with a variety of sulphide rich horizons and numerous sulphide vein occurrences within intense sericite +/- chlorite, carbonate altered tuffs and pyroclastics. The mineralization displays a consistent signature with high values in silver, lead and zinc with highly anomalous values of copper, gold, arsenic, mercury and antimony. This is consistent with an Eskay type VMS environment and the sulphide veins could represent stringers or VMS horizons structurally deformed with an impressive areal extent. Lead age dating of these veins indicates the sulphides fit well in the lower Jurassic cluster. Post mineralization deformation has strongly deformed and remobilized both mineralization and alteration and developed a strong shear fabric and boudinage features. This strong remobilization into the foliation and disruption of mineralization will take careful structural restoration.

The North Lahte Creek area contains the northern extensions of the mineralized horizons seen at Lahte Creek but mineralization observed to date is much weaker. A dacite dome complex is present along the eastern side of the area in an "Eskay" setting at the contact of the Hazelton volcanics and the overlying Salmon River sediments. This area has anomalous values in zinc, arsenic and mercury.

Exploration of the Big Bulk Property

Exploration by the Company during 2002 was focused to outlining copper- gold zones within the big Bulk target through surface mapping and sampling techniques. Bulk tonnage targets include the Bonnie, Bonnie east, Marla, Marla West, Tracey and Twyla zones and are summarized:

At the Bonnie zone prior workers had channel sampled the northwest end of the peninsula with an average grade of 1.25% copper, 0.029 opt gold across 27.9 metres in a N-S sample direction. This was extended an additional 40 metres to the south for a cumulative average of 0.89% copper, 0.83 g/t gold and 5.2 g/t silver across 70 metres. This zone is open to the south and demonstrates a significant size potential.

A program of field mapping and sampling to determine the style and occurrence of mineralization as well as the alteration, stratigraphy and structure in the Big Bulk area was conducted during the 2002 field season. The Bonnie Zone located on the peninsula on the southeast side of Kinskuch Lake was examined in detail to establish descriptive, standardized nomenclature for the alteration intensity and types and textures observed at this location as well as other locations on the property.

A channel sampling program was incorporated into the detailed geological mapping of the Bonnie Zone. This channel sampling program involved la yout of a semi-continuous channel across the west end of the zone near the area previously sampled during an exploration program in 1991. The focus of the 2002 program was to confirm grades previously encountered as well as extending the channel sampling in areas previously un-sampled. In addition, a continuous channel sample was established east of the area previously sampled in an attempt to determine the average grade in the Bonnie Zone on the peninsula. Results of the two major channels are shown in the table below.

Big Bulk Channel Sample: Bonnie Zone

Sample Area	Sample Interval	Percent copper	Gold g/t
Trench 1	82.6m	0.554	0.328
Trench 2	39.0m	0.138	0.096

Detailed mapping of the Bonnie Zone determined that most of the area ia underlain by feldspar porphyry or feldspar hornblende porphyry, all of which are pervasively sericite and chlorite altered. Minor dykes of lamprophyre were mapped as a late Tertiary intrusive unit. Other mapping criteria utilized for the 2002 program are chlorite alteration intensity, chalcopyrite concentration and degree of brecciation of the host rock. All the criteria were given a numerical value for intensity with low values indicating the least amount in all categories of alteration, chalcopyrite concentration and brecciation. Late stage carbonate alteration, which parallels fault structures, appears to be restricted to within metres of these structures but commonly is exposed over large areas as a dip -slope exposures and appears very late in the alteration sequence. Strong sericite-pyrite altered, gossanous, discontinuous shear zones generally have limited strike and are either displaced by later fault structures or have very limited strike length. These sericite-pyrite shear zones are commonly observed and are very difficult to obtain a sense of motion. These sericite altered structures appear generally post the pervasive sericite/chlorite alteration event and could represent late advanced-argillic alteration. In general, the rocks of the Bonnie Zone are very difficult to map since they are compositionally similar and have been the subject of varying hydrothermal brecciation and alteration. Structurally the rock units are very discontinuous and numerous small-scale faults, some with barely discernible fault planes, were observed to displace features in the order of a few metres.

Large areas of chlorite-sericite alteration appear to be the earliest alteration package observed over the map area. A very distinct "breccia" unit was observed at the Bonnie Zone as well as at other locations on the property. This unit appears to host the most significant grades of copper mineralization and is distinctive in appearance due to the combination of sericite and chlorite coupled to form a breccia unit which in some cases appears to have been strongly sericite altered and subsequently chlorite altered or chloritic altered first then sericite altered later.

The Bonnie Zone is considered a priority target at this point and is the most advanced target with respect to mapping and sampling. The target has a minimum exposure of 200 by 250 metres and remains open into the lake on the south, west and north sides. The next stage on this target is drill testing to demonstrate size and grade continuity.

Mapping at a scale of 1:50000 in the Big Bulk area during the 2002 season, utilized criteria that were established on a small scale at the Bonnie Zone. The varying composition, grain size and field relationships of the rock types indicate a multiphase intrusion of a large intrusive complex.

Results of the mapping program indicate a crude alteration zoning of the Big Bulk area. Relatively unaltered rock on west and east appear to bound alteration packages in the Big Bulk area. On the south end of Kinskuch Lake, a large zone of weakly potassic alteration was identified. Fault contacts bound this unit on the south, east and west side of the alteration package and the lake bordered the north side. Potassic alteration consists of relatively fresh HFP with minor amounts of pink K -spar, with or without magnetite and rare biotite. Chalcopyrite was observed in minor amounts throughout this potassic alteration zone. Although the block is described as potassic, it appears to be prophylitic in some areas as the relatively fresh HFP and the occurrence of epidote suggest propylitic grade alteration, in part, although this maybe magmatic epidote analogous to alkaline porphyry systems in parts of B.C. Sampling of this unit returned a best value of 2530ppm copper and 0.104ppm gold sampled over an area of 100 square metres.

Large areas of chlorite-sericite alteration appear to be the earliest alteration package observed over the map area. A very distinct "breccia" unit was observed at the Bonnie Zone as well as at other locations on the property and as previously mentioned this unit contains the highest copper- gold values. Another area on the property which host mineralization with sericite and chlorite alteration similar to the Bonnie Zone is located east of the Bonnie Zone hence "Bonnie East Zone". Approximately 1200 metres east of the Bonnie Zone, one sample returned 5120ppm copper and 0.278ppm gold over a 10- metre interval. In the same area, another sample assayed 3830ppm copper and 0149ppm gold over a 20-metre length. This area is known as the Bonnie East zone and while extensions of this area are covered by glaciers, it is considered a priority target area. Exposed area to date on this target support a minimum strike length of 400 metres in an east-west direction.

Later stage sericite-pyrite alteration generally shows a well developed foliation within moderate to strong pevasive sericite alteration. Sulphides are dominated by pyrite in quantities ranging from 5-20% generally as disseminations with lesser veinlets. Quartz veinlets and stockwork and 5-40cm veins are common throughout the system but appear most common associated with sericite alteration. Significant copper values are found in sericite alteration at the Twyla, Tracey, Metallica and Marla zones but gold values tend to be 1 g/t or less. Sericite-pyrite altered zones in the Bonnie East areas have generally low copper values but contain higher 1-3 g/t gold values.

As mentioned, quartz stockwork and quartz veining are common throughout the system, particularly with sericite alteration. Veins display a wide diversity including quartz-calcite-pyrite veins with chlorite selvages. Quartz veins with carbonate +/- barite margins and variable chalcopyrite grade to 1.3% copper, 19.54 g/t gold. Vuggy high level veins with variable amounts of pyrite, sphalerite, galena and chalcopyrite grade to .21% copper, 3.23% lead, 8.15% zinc, 1.60 g/t gold and 37.8 g/t silver. These veins do not display a clear zonation but appear to overprint each other likely reflecting a large multiple phase intrusive and porphyry alteration system.

A study of the plots of alteration patterns combined with copper/gold values indicates a crude alteration/mineralization zoning. Copper/gold mineralization is strongly associated with pervasive sericite alteration combined with chlorite alteration. On a large scale, this alteration appears to be located in an area near the outer margin of a central potassic alteration core. The crude zoning appears to go from potassic altered rocks, to chlorite-sericite, to strongly sericite +/- siliceous alteration at the peripheries. This zone appears to roughly trend from south to north in the area from the Brianne Zone through the Bonnie zones to the Marla Zone at the north end.

Little work has been done in additional altered and mineralized zones at the very northern limits of this system. These zones are known as the Twyla and Tracey zones and have seen a moderate amount of previous exploration and are the northern limits of the alteration and mineralized system. These zones consist of extensive sericite +/- chlorite alteration and are hosted in Betty Creek andesites at the north end of the hydrothermal system.

Results of the 2002 program suggest the Big Bulk area appears to be underlain by a complex, multiphased intrusive system. The rocks are compositionally and texturally different and have been overprinted with varying alteration patterns.

Proposed Ongoing Work

Exploration programs conducted on the Big Bulk property have outlined several targets warranting continued exploration. The priority target is the Bonnie Zone where a multiphase intrusive mineralizing system hosts zones of copper-gold values with bulk tonnage potential.

A two-phase ongoing exploration program is proposed with phase I mapping, sampling and I.P. geophysical surveys followed by phase II diamond drilling of 1500 metres in 5 holes. Total estimated cost of the two-phase program is $500,000.

VMS Property

Property Description

The VMS 1-4 claim group consists of four claims totaling 19 units. The claims are underlain by geology of lower to middle Jurassic volcanic and sedimentary rocks of the Hazelton and Stuhini Groups, the same stratigraphy that hosts the 1.8 million-ounce Eskay Creek deposit, located 135 kilometres to the northwest. The claims cover the highest gold and copper stream sediment anomalies of the map sheet as well as strong lead and zinc values. Several areas with known VMS style mineralization have returned grab sample values up to 5.6 g/t gold, 1.6% copper in the Boulder Zone. Additional massive and semi-massive sulphide float assayed to 4.54 g/t gold, 10% copper and 99.7 g/t silver.

Although a VMS style deposit has been the focus of past prospecting, the area appears favourable for discovery of gold veins with quartz vein float from the property returning values up to 20.24 g/t gold. Prior work has included preliminary prospecting and sampling. No advanced stage targeting or drilling has been undertaken to date. The property presents an attractive target for discovery of a go ld enriched massive sulphide and/or epithermal deposit.

In an agreement dated October 22, 2002, the Company has the option to earn a 100% interest in the VMS property subject to a NSR royalty payable to the underlying vendor.

The VMS property lies within the larger Big Bulk Property and covers favourable felsic volcanic rocks similar to those hosting VMS mineralization at Eskay Creek. Several large gossans and associated base metal mineralization have been discovered but never drill tested.

Property Title

The VMS property is comprised of four mineral claims totaling 19 claims units. The claims were located on June 10, 1999 and are valid mining claims registered in the Skeena Mining Division. The registered owner of the VMS claims is Fayz Yacoub of Surery, B.C. The VMS property is surrounded on all sides by the Big Bulk Property. The Company also has an option to acquire a majority interest in the Big Bulk Property.

VMS PROPERTY

MINERAL CLAIMS DATA

Claim Name	# of Units	Record Number	Record Date	Expiry Date
VMS 1	9	369532	June 14, 1999	June 10, 2003
VMS 2	3	369533	June 14, 1999	June 10, 2003
VMS 3	4	369534	June 14, 1999	June 10, 2003
VMS 4	3	369535	June 14, 1999	June 10, 2003

Underlying Agreements

In an Assignment and Assumption Agreement between Fayz Yacoub, Western Prospector Group Ltd. and the Company, dated October 22, 2002, the Company has acquired, by way of assignment from Western Prospector Group Ltd., an option to earn a 100% interest in the VMS Property in consideration for making cash payments in an aggregate amount of $35,000, an share payments in an aggregate amount of 200,000 shares over a three-year period to Fayz Yacoub. Mr. Yacoub will retain a 1.5% NSR. Western Prospector assigned the agreement to the Company for reimbursement of costs in the amount of $5,000 and 100,000 units of the Company. Western Prospector also holds the right to buy back 1% NSR from Mr. Yacoub for $1.0 million.

Location, Access, Infrastructure, Physiography

The VMS Claim Group is located approximately 55 kilometres southeast of Stewart, B.C. and 155 kilometres northwest of Smithers, B.C. The property lies within the Skeena Mining Division on NTS map sheet 103P/11W. The property is centered at latitude 55 degrees 37 minutes north and longitude 129 degrees 17 minutes west.

A logging road off the Lavendar mainline comes within 10 kilometres of the property. A helicopter from Stewart is the only access to the property, an approximate 25-30 minute trip.

The area of the VMS claims exhibits the characteristics of the typical glaciated physiography. These include wide U-shaped, drift-filled valleys flanked by steep rugged mountains. Elevations within the property range from 1400 metres at the north part of the claim group to 700 metres in the valley at the south-central part of the property. Vegetation consists mainly of mixed grassland and scrub brush in the valleys, where at higher elevations vegetation grades into alpine. The highest parts of the property support only moss and lichen. Water for drilling is available from several creeks draining the north side of the property, and the Lahte Creek, which runs through the southern part of the property.

History

Previous work on the VMS property has consisted mostly of prospecting, reconnaissance mapping and rock sampling.

  Hudson Bay Exploration carried out a prospecting, rock sampling and geological mapping program in the summer of 1981. The work program identified a number of rhyolitic massive sulfide float boulders located on the south side of Lahte Creek.
  In 1989, Dolly Varden Mineral Inc. conducted prospecting, reconnaissance mapping and pan concentrate silt sampling. Significant gold values were returned from outcrops and float boulders. A number of gossan zones were identified on the now VMS-2 claim, the gossan zones were not tested due to difficulties in crossing the Lahte Creek. Gold values ranged up to 20240 ppb from quartz vein float.
  In 1994, the area of the VMS 1-4 claim group were included as part of regional stream sediment geochem sampling program by the geological survey. Anomalous gold (226 and 229 ppb) were returned, these values were the highest in the map sheet area, and indicated a favourable environment for gold deposit possibly similar to that at the Red Mountain gold deposit.
  In 1995, Cyprus Canada Inc. and Rubicon Management Ltd. staked the area based on the results of the regional geochem survey, and conducted prospecting, rock, silt, and soil sampling. Anomalous gold values to 0.32 g/t was returned from mineralized zones.
  During 1997, exploration work on the claims was carried out by Rubicon Minerals Corporation, rock sampling was targeted at evaluating a number of gossan zones on what is now known as the VMS 1 claim. Assays returned up to 6.26% zinc, and 414 g/t silver withelevated metal values up to 202ppm arsenic, 145ppm mercury, and 356ppm antimony. Numerous boulders of massive sulfides were located at the toe of the main glacier, and a barite-sphalerite-galena showing was located on the north side of Lahte Creek.

Geological Setting

The VMS property lies within the Stewart Complex on the western margin of the intermountain belt of lower to middle Jurassic volcanic and sedimentary rocks belonging to the Hazelton and Stuhini Groups. The Stewart Complex is composed of a broad belt of island arc volcanics and related intrusions trending north for 150 kilometres from Anyox in the south to the Iskut River in the north. The volcanics are part of Hazelton Group and are Jurassic in age.

The Stewart Complex hosts several mines, the rocks are highly prospective with numerous mineralized showings and prospects, including the Red Mountain, Eskay Creek, Snip, Willoughby, Sulphurets, Clone, Dolly Varden and Torbrit deposits.

The area of the VMS 1-4 claims is predominantly underlain by lower to middle Jurassic volcanic and sedimentary rocks of the Hazelton and Stuhini Groups. The property geology has been divided into two rock units, intermediate volcanic, composed of green andesite pyroclastic feldspar, and andesite porphyry. This unit is exposed in the far western part of the property. The majority of the property is underlain by maroon and green volcanic conglomerate, volcanic breccia, minor sandstone and rhyolite beds, this unit exists in the eastern side of the property.

Several gossans occur within the felsic maroon volcanic unit of the Jurassic Hazelton rocks. These felsic rocks are overlain by middle to upper Jurassic sedimentary unit consisting of basal fossiliferous wacke, siltstones and argillites.

Intensive prophylitic to argillic alteration is pervasive in all major rock units within the area of the VMS claim group in a form of several gossan zones, where rocks are intensively altered, bleached and silicified.

Mineralized prospects on the property are related to structural elements within a number of gossan zones. The highest grade mineralization occurs in intensely fractured, silicified and pyritized zones, in both the volcanic and the sedimentary rock units of the Hazelton group.

Pyrite is the most common sulfide mineral present, and is usually associated with several altered gossan zones on the property. Weathering of pyrite results in light brown iron oxides. Quartz-carbonate veins and pods, appear to be associated with areas of advanced argillic alteration within the gossan zones.

Four mineralized zones have been described on the property and have only seen a preliminary inspection by the Company. The zones are largely gossans and boulder trains which have only seen preliminary exploration by prior workers. The following is a brief description of the zones:

The Boulders Zone consists of angular boulders of intermediate, light gray volcanics were located on the north side of the Lahte Creek, the boulders are scattered over an area of 75 metres long by 50 metres wide. Mineralization consists of disseminated, semi- massive to massive banded galena, sphalerite, chalcopyrite, and green malachite. The topography of the area around the boulders zone strongly suggests that the best area to prospect for the source rock would be north to northwest from the boulders location.

The Main Gossan Zone is located on the north side of Lahte Creek. It is considered to be the most persistent alteration zone on the property, and represents a fault contact between the green maroon volcanic dacite and sedimentary argillite. The gossan zone is exposed for approximately one kilometre with an average width of 100 metres. Rocks are light brown to red on weathering surfaces. Argillic to sericitic alteration is common within the zone particularly at the volcanic -sedimentary contact. The gossan zone displays strong silification and pyritization associated with advanced argillic alteration. Sulfide mineralization consists of fine-grained pyrite, minor pyrrhotite and galena.

The Western Gossan alteration zone, represented by brown rusty volcanic dacite rocks, located approximately 800 metres southewest of the main gossan zone, is characterized by intensive alteration and silification. Mineralization consists of 5-6% fine-grained pyrite, very fine- grained galena, and trace of chalcopyrite in altered, rusty volcanic ourcrop. The zone can be traced for twenty metres with an average width of 3 metres.

The Float Zone consists of numerous massive sulfide boulders located on the western side of the property. The mineralized boulders were found just below the main glacier and along the flats southeast of the main creek below the ice field. The source of the float boulders is believed to be within large gossans exposed near the head of the glacier. No source rock has been located so far.

Proposed Ongoing Work

The Company has not conducted an exploration on the VMS property so far and plans to complete a prospecting mapping and rock sampling program during 2003.

Meridian Property

The Company has retained Janice L. Fingler, M Sc. P. Geo, a qualified and independent consulting geologist to prepare a technical report summarizing all pervious work on the Meridian Property. The report which follows guidelines of National Instrument 43-101 "Standards of Disclosure for Mineral Projects" is available on Sedar website ( www.sedar.com). The following information in respect of the Meridian Property has been derived from the Fingler Report.

The Meridian Property covers an easterly trending arcuate belt of volcanic rocks prospective for hosting copper- zinc- gold volcanogenic massive sulphide mineralization. The property comprised of two exploration permits and four optioned claims totally approximately 27,000 hectares, is located 85 km north of Thompson, Manitoba. The Company has an option to earn a majority interest in the property subject to future back-in rights of Teck Cominco Limited, ("Teck Cominco") and underlying rights of the vendor of the staked claims.

The original discovery of sulphide mineralization on the property was during a diamond drilling program by Sherritt Gordon, in 1970. Of a total of 19 holes completed, 13 intersected sulphide mineralization over intervals of 1 to 4.5 metres. This is in the area of the Bourgh Target. Since the early 1970's, no significant work was undertaken until Teck Cominco recently recognized the area as being prospective of volcanogenic massive sulphide mineralization and acquired the claims and surrounding permits.

The Company was operator of the 2002 exploration program on the Meridian Property and contracted Teck Cominco to manage the conduct of the field work. The 2002 drilling program did not yield encouraging results and the Company relinquished all right and title to the Meridian Property on December 31, 2002.

Property Title

The property comprises a 27,555 hectare area consisting of two Exploration Permits No. 5 (180 and 181), and four claims named Eric (MB00832), Alex (MB00833), Max (MB00834), and Kreb (MB02357). The property holdings form a contiguous east to northeast arcuate block measuring approximately 55 km long by 8 km wide. The four staked claims were optioned from Leonard Bourgh in September, 2000 by Teck-Cominco, who have the right to acquire a 100% interest for a cash payment of $235,000 over five years, subject to a 2% NSR royalty with a one time buyout of $2,000,000 before the 1st anniversary of the production date. The next property payment of $30,000 was due on or before October 15th, 2002 and was not paid.

MERIDIAN PROPERTY

MINERAL CLAIM STATUS

Name	Number	Type	Holder	Staked	Recorded	Expiry	Area (ha)
ERIC	MB00832	claim	Cominco	08/06/00	19/06/00	18/08/07	240
MAX	MB00834	claim	Cominco	07/07/00	21/07/00	19/09/07	144
ALEX	MB00833	claim	Cominco	05/07/00	21/07/00	19/09/07	144
KREB M.C.	MB02357	claim	Cominco	07/10/00	21/07/00	19/09/07	144
	180	permit	Cominco		01/11/00	01/11/03	17500
	181	permit	Cominco		01/11/01	01/11/03	9383
						Total:	27555

Underlying Agreements

In an agreement dated March 5, 2002, the Company entered into an agreement with Teck Cominco whereby the Company has an option to earn an 80% interest in the Meridian project by incurring $800,000 in property expenditures by Dec. 31, 2005, with a commitment to spend $200,000 by Dec. 31, 2002. Upon completion of the $800,000 expenditure, a joint venture will be formed, with the Company holding 80% and Teck Cominco holding 20%. In order to maintain its 80% interest, the Company must finance additional exploration through the completion of the prefeasibility study. Under this agreement, the Company will be the operator and Teck Cominco may conduct the work during the exploration phase. Teck Cominco will then have a one-time back- in right for a 60.8% interest in the joint venture and become operator by financing a minimum of 200% of the Company's expenditures and by completing a feasibility study. The Company will then have a 39.2% interest and the option to finance its share of production financing or to negotiate with Teck Cominco for a carried interest through production. As part of the agreement, the Company has assumed all obligations of the underlying agreement relating to the option of the Bourgh claims.

Location, Access, Infrastructure, Physiography

The Meridian property is bounded by latitudes 56°23'N and 56°42'N and longitudes 97°17'W and 98°58'W, within NTS map sheets 64A and 64B.

The property is located 85 kilometres north of the city of Thompson and is accessible year round by ski/float equipped Twin Otter/Beaver or Caravan aircraft, which is available from Flin Flon, Leaf Rapids or Thompson. Field gear can be transported by road to a lake near Thompson which can then be accessed by floatplane for transportation to various lakes on the property. The most prominent bodies of water in the vicinity of the property are Baldock Lake in the southwestern area of Permit 180, Whitestone Lake to the south of Permit 180 and Handle Lake to the immediate northwest of Permit 181.

Northern Manitoba has a subarctic climate of warm summers to +25°C and cold winters to -40°C. Exploration in the district is facilitated by a long period of spring weather in which conditions remain sufficiently cold to allow ground access into many areas and sustained drilling periods. Previous work has indicated that, during winter months, snowmobiles can be used for access to different areas on the property from a central base camp.

The city of Thompson has 15,000 residents and was established in 1957 to support the mining and smelting operations of INCO Ltd. Access to areas of Northern Manitoba is provided by a road and railway network from Thompson and a full service airport from which daily Jet service is provided from Winnipeg. Additional fixed wing transportation can be contracted from the communities of Thompson, Leaf Rapids and Flin Flon. Full supply and contract services are available from these towns. A long lived history of mining in Northern Manitoba ensures that an experienced workforce is maintained in the region.

Topographic and surficial maps for the area indicate that the area of the property has relatively low relief, consisting of broad accumulations of till with flanking lowland areas of east to northeast trending drainages with glaciolacustine material. The area has a subarctic to cold continental climate characterized by long, severe winters (to -40C) and short summers (to 30°C), with a wide range of temperatures between the lows of winter and highs of summer. In the boreal forest which is common to the district, coniferous trees (spruce, fir and pine) are the dominant plants with fewer broadleaf deciduous trees and shrubs (alder, birch and aspen).

The Meridian property straddles the Split Lake land use areas. A portion of the southwestern area of exploration permit 180 is within the limits of mining restricted area 3.6 Baldock Lake, as outlined within the Northern Flood agreement with the first nation of Nelson House. All of the target areas lie outside this area of influence.

History

Following the initial discovery of the Thompson nickel deposit in 1957, and the Ruttan Cu-Zn deposit in 1969, exploration in the district for massive sulphide deposits continued. Early exploration by Canadian Nickel, Sherritt Gordon Mines and Selco primarily utilized airborne EM and magnetic surveys to identify prospective targets. Sporadic drilling of the targets was conducted and reported problems with overburden often prevented adequate testing. Prior to Cominco's activities on the Meridian project, only one phase of exploration during the early 1970's had been reported.

1968        (MBAR-91671) Sherritt Gordon Mines conducted an extensive regional AEM survey in the area of Baldock Lake.

1969/72   (MBAR9037,38) Canadian Nickel conducted AX drilling in the area of Handle Lake. Two 100 foot (31 m) holes intersected biotite- feldspar gneiss with minor disseminated pyrite and pyrrhotite. No assay results were provided.

1970       Sherritt Gordon Mines drilled a total of 2435 m in thirteen holes, on the former claim 1439 in the area of the current Bourgh/Rasp1 target. Grids were established and drilling was conducted during the summer and fall of 1970, but was not filed until 1972. Eight of the holes were drilled to test a 244 m long, southwest dipping airborne trend. Additional holes were completed along strike, to the southeast, and along another trend approximately 610 m to the northeast. Limited mapping in the area identified sporadic boulders and outcrop exposures of dioritic gneiss and biotite-chlorite schist. The drill holes were completed to drilled lengths of up to 200 m and intersected broad intervals of gneiss with local intervals of iron formation. Sections of pyrite, pyrrhotite and chalcopyrite were reported in five of the drill holes. Three of the five drill holes had reported semimassive and massive sulphides over widths of up to 1 to 4.5 metres. The presence of "blackjack" was reported in one of the drill holes with semimassive sulphide sections. No assay results were provided.

1971    Canadian Nickel conducted diamond drilling in area northwest of Whitestone Lake. A total of four BX to AX holes were drilled on the former WASK claims, three on CB3526 and one on CB3527, testing airborne anomalies from airborne survey. Claim CB3526 was located in the area of the current Barnes 1 target. Deep overburden of up to 117 m was encountered in all drill holes, and only one hole, number 38851, was able to reach the target depth. Hole number 38551 intersected a sequence of gneisses and amphibolites, within a broad section (from 80.8 to 88.7 m downhole) of intercalated iron formation and massive sulphides of pyrrhotite, pyrite and chalcopyrite. No assay results were provided.

1972    McIntyre Porcupine Mines conducted diamond drilling in area of Handle Lake on the Omar-Barringer option of the former claim numbers 3128/3130 during September 1971 and February 1972. On claim 3128, a 118 m hole intersected quartz- feldspar-biotite gneiss with local concentrations of up to 20% pyrrhotite (from 85 to 86.6 metres downhole) and a section of semimassive pyrrhotite with graphite and magnetite (from 85 to 86.6 metres downhole). On claim 3130, a single hole encountered overburden to a depth of 212 metres overburden was encountered to 34 m and an unmineralized gneiss unit was intersected to the bottom of the hole at 212 metres..

1972     McIntyre Porcupine Mines conducted diamond drilling on the Omar-Barringer option of former claim 3061 in Feb 1972. The drill hole encountered 27 m of overburden and was continued to a depth of 300 m. Notable mineralization was a 3-metre section of 5-20% pyrite and pyrrhotite in graphite. No assay results were provided.

2000    Cominco Ltd. secured three exploration permit areas (180,181, 183) along the eastern projection of the Rusty Lake Volcanic Belt. Fugro Airborne Surveys Corporation was contracted to conduct an airborne GEOTEM and magnetic survey over the Meridian Project area. A total of 1693 line kilometers of data was collected in three blocks covering the permit areas.

2001   The merged entity, Teck Cominco Ltd., assumed interest in the Meridian project and permit 183 was surrendered. Teck Cominco conducted ground geophysical surveys over six target areas within permits 180 and 181. Grids were established and magnetic and HLEM surveys were conducted over each target. Selected lines of gravity surveying were completed in each area. In addition, a UTEM survey utilizing four loops was also completed in the area of the Bourgh/Rasp 1 target, to test the potential for deeper mineralization below that which was encountered in previous drilling by Sherritt Gordon Mines.

Geological Setting

The exploration target area lies within the Leaf Rapids Lithotectonic Domain of the Churchill Province, within the limits of the Trans-Hudson Orogen. Regional mapping and airborne geophysics surveys suggest the property is located within an extension of the east-west trending Paleoproterozoic greenstone- granite terrain referred to as the Rusty Lake Volcanic belt.

Regional mapping at 1:250,000 scale indicates the area is underlain predominantly by a volcaniclastic-sedimentary sequence which has been subjected to upper amphibolite facies metamorphism. In the immediate area of the property, little outcrop exposure is reported; however, historic drill logs indicate the area is underlain by amphibolite- garnet bearing gneiss, quartzofeldpathic gneiss (possibly fragmentals) with intercalated quartz-magnetite horizons (iron formation). Favourable style alteration associated with volcanogenic massive sulphide ("VMS") mineralization is noted as biotite-garnet-sillimanite-anthophyllite-sericite assemblages. Few direct inferences could be made with respect to the distribution of these features, as majority of the property is covered by a veneer of till and glaciolacustine debris.

The most significant mineralization found in the district to date is the Ruttan Cu-Zn volcanogenic massive sulphide deposit, located 20km east of the town of Leaf Rapids, in the western area of the

Rusty Lake Volcanic belt and approximately 120 kilometres west of the Meridian Property. The Ruttan deposit, contains 69.8 million tons of 1.28% Cu and 1.4% Zn was discovered in 1969, by Sherritt Gordon Mines Ltd. while drill testing the source of an electromagnetic anomaly.

The Meridian Property was acquired to cover key ground over a series of four strong magnetic highs. These east to northeast trending magnetic linears parallel the trend of the Paleoproterozoic Rusty Lake Volcanic Belt. The 63 mt Ruttan Cu-Zn VMS deposit corresponds with a magnetic high in the western end of this trend. On the property, historic drilling in the area of the Bourgh target has indicated the presence of chalcopyrite (and possibly sphalerite) bearing sulphide mineralization associated with favourable stratigraphy similar to that hosting the Ruttan deposit.

Exploration of the Meridian Property

During 2000 and 2001, Teck Cominco conducted airborne and ground follow-up geophysical surveys to define exploration target within prospective stratigraphy of the belt. This work included preliminary AEM/Magnetic surveys, followed by ground HLEM/Magnetics, selective Gravity, and UTEM surveys. The geophysical program began in December 2000 with an airborne GEOTEM and magnetic survey consisting of 1,693 line km within 3 blocks. These are identified as Rasp, Barnes and Ridge and voer the 3 permit areas. From the results of the airborne survey, a total of 6 target areas (Rasp 1,2,3 and Barnes 1,2,3) were selected for ground follow up, based on the coincidence of bedrock conductors and magnetic anomalies. During the spring of 2001, ground geophysical surveys were conducted in the target areas for a total of 208 line km of total field magnetic survey, 187 km of HLEM survey, 10.2 km of gravity and 22.4 km of UTEM survey.

The ground geophysical surveys resulted in delineation of three priority targets for drill testing: Rasp 1, Rasp 2 and Barnes 3. The previously drilled mineralization at the Rasp 1 target appears to correspond with an HLEM conductor of limited continuity. A UTEM survey over the same zone identified another deeper, variably dipping, EW trending conductor. A decrease in the conductivity response towards the depth could be in response to a plunge trend. The Rasp 2 target is well defined as a 600 metre long HLEM trend flanking a 1000 nT linear magnetic high. A gravity line surveyed across this response indicated an associated 0.4 mGal residual anomaly. The Barnes 1 target is the most prominent of the three, as a 1.4km HLEM trend which is coincident with a 300-500 nT magnetic high. The gravity response across the strongest part of the conductivity yielded a 1mGal anomaly.

The three exploration targets are similar to known geophysical responses of massive sulphide mineralization and are detailed below.

RASP 1 GRID

The Rasp 1 target was evaluated based on airborne survey results and ground surveys consisting of 44 km of magnetics and HLEM, 1 line (2.1 km of 57 stations) of gravity and 3 loops of UTEM comprising 22.4 km. Both the airborne and ground survey results indicate the presence of very strong magnetic features underlying the target. The presence of high amplitude anomalies to greater that 30,000nT suggest that the grid area is underlain by an area of antiformal iron formation, which may be faulted. HLEM anomalies are obscured by the elevated magnetic gradients and conductive responses are localized along the flanks of the magnetic highs. The area of the previously drilled Bourgh target is characterized by an isolated HLEM anomaly which lacks continuity on flanking survey lines. The 440Hz response indicates the depth to top for this feature is approximately 22 metres, with limited thickness and a shallow dip of -60° S. Gravity data over this conductor identified a 0.3 mGal anomaly with an estimated depth of 70 metres.

Four UTEM loops provided depth coverage in the area of the HLEM anomalies of the Bourgh target. The responses near the strong magnetic features yielded anomalies defining a narrow, continuous, easterly trending conductor with a depth to top of 50m and variable dips to -80°S. The strength of this conductor appears to decrease towards the west, possibly in response to a plunge of the source. Computer modelling of Loop 1 data generated four models using a consistent strike length of 500 metres, and variable dip and conductance.

RASP 2 GRID

The Rasp 2 target was evaluated based on airborne survey results and ground surveys consisting of 9.2 km of magnetics and HLEM, and 1 line (1.2 km of 36 stations) of gravity.

The ground magnetic survey defined a NNE trending feature roughly 600 m long and 1,000 nT in amplitude. An HLEM conductor flanks the linear magnetic trend on the west and displays an progressive increase in strength from south to north, possible due to a southerly plunge of the source. At the northern most extent, the conductor appears to be abruptly terminated, possibly due to a fault. At a frequency of 440Hz, the strongest conductivity on L1000N is 54 Siemens, with a depth to top of 71 metres, decreasing on L800N to 23 Siemens at a depth to top of 82 metres. The dip of the feature is interpreted to be steeply to the south and the thickness appears to be narrow.

Gravity data collected along L800N indicated a 0.4 mgal anomaly in the vicinity of the Rasp 2 target. Modelling of the gravity response for either a shallow or deep model indicated that the deeper model is favoured with a depth to the source of 70 metres.

BARNES 1 GRID

Within the eastern half of the Barnes Airborne Block the airborne magnetic data shows a strong east-west magnetic linear, approximately 11 kilometres long. The linear extent and elevated magnetic amplitudes of 10,000 nT suggests that the source of the response may be a horizon of iron formation. To the south of this main trend are smaller, parallel features of lower amplitude (500nT) with associated GEOTEM conductivity. The Barnes 1 grid was positioned to cover these more subtle responses.

The ground magnetic data delineated a 1.4 km long, east-west trending magnetic high (amplitude 200-500 nT) which is located north of the baseline. A prominent HLEM anomaly is coincident with the magnetic anomaly along the entire trend; however, conductive cover reported over much of the grid has elevated the background HLEM response and the resulting estimates of depth to top of source and conductivity have a larger margin of error. On L6000E at station 2300N, conductivity thickness was estimated to be 79 Siemens at a depth to top of 64 metres, for a 25 metre thick body dipping at 70 degrees to the south.

A strong gravity response of 1.0 mgal was obtained from survey data along line 6000E over the coincident magnetic/HLEM anomaly. A depth to top estimate of 73 metres corresponds closely to that obtained from the HLEM response. Modeling of the gravity and magnetic responses along L6000E suggests that the data is better fit with a steeply dipping conductive (and denser) body on the southern flank of a broader magnetic body.

During 2002, the Company conducted a 5-hole diamond drilling program totaling 1100 metres to test for massive sulphide mineralization associated with the geophysical anomalies outlined on the Barnes 1 and Rasp 2 grids.

The Company's 2002 Meridian Property expenditures for this program totaled $346,865.

The Rasp 2 geophysical anomaly was tested by a single 242 metre long angle hole that intersected a 0.2 metre thick zone of semi- massive sulphide within an interval of metamorphosed sediment and felsic volcanic rocks at a depth of 177 metres. The narrow zone of mineralization contained pyrite with minor chalcophyrite and pyrrhotite.

A 1400 metre length of the Barnes geophysical anomaly was tested by four drill holes. All holes intersected a 50 to 100 metre interval of metamorphosed felsic volcanic rocks with minor bands of sulphide mineralization. The felsic volcanic rocks are the prospective host for potential VMS style mineralization. Assaying of the sulphide horizons intersected in the drilling program yielded low copper-zinc assays with trace amounts of precious metals.

Proposed Ongoing Work

No further exploration is warranted and the Company relinquished all right and title to the Meridian Property during 2002.

The G&R Property

Under the concessions for the G&R Project and after the sale of its shareholdings in Minera Sierra and after entering into exploration and option to purchase agreements with Meridian, the Company, at December 31, 2000, wrote-down the carrying value of the Guadalupe Property to its estimated net realizable value of $856,723, which amount included an estimated $262,972 in value-added tax recoverable from the tax authorities in Mexico. On October 3, 2001, after having made the payments required in 2001 to the Company, Meridian provided notice to the Company that Meridian had terminated its exploration and option to purchase agreements with the Company, with an effective date of November 22, 2001. Prior to December 31, 2001, the Company provided notice to the underlying property vendors of the G&R Property that the Company had relinquished title to the G&R Property. The Company reclassified the tax recoverable from the tax authorities in Mexico to a current account receivable. At December 31, 2001, the Company had no further right, title and obligation with respect to the G&R Property.

In exploring the mineral properties, the Company has adopted as a general policy, phase protocol for its drilling and assessment efforts. Prior to December 31, 2001, the Company had completed an exploration program on the G & R Property during which it had focused on acquiring the needed exploration rights and on delineating the mineralized structures and general mineral content and characteristics of the properties and determined there was sufficient mineralization to merit completion of a pre- feasibility study on one gold -silver zone and ongoing exploration on additional gold-silver zones.

The Company engaged consulting engineers to undertake an independent pre-feasibility study that was completed in March, 1998, to assess whether one of the mineralized deposits was commercially viable. The engineering study indicated that the project was not commercially viable at the then current metal prices. The Company had identified four structurally controlled zones of gold-silver mineralization on the G&R Property.

With completion of the pre- feasibility study on one of four mineralized zones on the G&R Property, the Company determined the findings were not sufficiently positive at the then current metal prices to merit a formal study of potential commercial feasibility and, subsequently, to evaluate and actually proceed in 1999, at the earliest, to commercial development, again through internally generated funding or through alliances and contractual arrangements with industry or financial participants. At each decision point while conducting an exploration and development program on its properties, the Company would have been required to undertake its further development only after considering a wide range of factors which contribute to the high risk of mineral exploration, such as the mineral quality, world market prices, stability of the local and national Mexican governments, labor sources and skills, equipment costs and resources, overall budget needs, the economic and equity costs of the additional funding, regulatory requirements, and related business considerations and obstacles. Therefore, it would not have been possible to predict the outcome of the evaluation phases, the impact of the various factors on the Company's business or the Company's prospects.

Property Title

The G&R Property consists of fifteen exploration concessions and eleven exploitation concessions granted under the mining laws of Mexico and covering a total area of approximately 7,632 hectares in the State of Sinaloa, Mexico. Minera Reina Isabel had the right to acquire the beneficial percentage interest set out below in the rights conferred under the mining laws of Mexico on the recorded owner of the respective exploration or exploitation concessions that made up the G&R Properties. Under the mining laws of Mexico, exploration concessions are granted to the recorded owner for six year terms renewable to exploitation concession for a fifty-year term; the exploration concessions would have required renewal to exploitation concessions on various dates to the year 2003 and the existing exploitation concessions would have required renewal on various dates between 2036 and 2051.

Mineral Concessions (G&R Property)

Beneficial

Percentage

Concession

Interest that can

Concession

Title

be Acquired

Renewal

Registered

Name

Number

by Company

Date

Owner

Exploration

Exploitation

Guadalupe Property

Dolores

180909

100%

Aug. 2037

Jaime Guinea Gonzales

Diez de Mayo

208790

100%

Dec. 2004

Minera Tatemas

Prolongation del Recuerdo

210497

100%

Oct. 2049

Minera Tatemas

Prolongation del Recuerdo 2

209397

100%

Apr. 2049

Minera Tatemas

La Victoria

210803

100%

Nov. 2049

Minera Tatemas

Arcelia Isabel

193499

100%

Dec. 2041

Enrique Gaitan Enriquez

Los Reyes Norte Property

Los Reyes Fracc. N.

212757

50%

Dec. 1997

Desarrollos Mineros

del Pacifico

Guadalupe Norte 1

210471

50%

Dec. 1997

Incremento Industrial

Minero

Los Reyes Tres

199776

50%

May 2000(a)

Desarrollos Mineros

del Pacifico

Los Reyes Cinco

201519

50%

Oct. 2001(a)

Desarrollos Mineros

del Pacifico

Los Reyes Property

Los Reyes Fracc. W

210703

100%

Dec. 1997

Desarrollos Mineros

del Pacifico

Los Reyes Fracc. S.

212758

100%

Oct. 2049(a)

Desarrollos Mineros

del Pacifico

Los Reyes Dos

200134

100%

Jul. 2000(a)

Desarrollos Mineros

del Pacifico

Los Reyes Cuatro

201349

100%

Oct. 2001(a)

Desarrollos Mineros

del Pacifico

Mariposa Property

Patricia

212775

100%

Jan., 2051

Minera Reina Isabel

El Padre Santo

196148

100%

Jul. 2043

Minera Reina Isabel

Norma

177858

100%

Apr. 2036

Minera Reina Isabel

San Manuel

188187

100%

Nov. 2040

Minera Reina Isabel

Martha 1

213234

100%

Apr. 2051

Minera Reina Isabel

El Faisan

211471

100%

May 2050

Minera Reina Isabel

Santo Nino

211513

100%

May 2050

Minera Reina Isabel

San Miguel

185761

100%

Dec. 2039

Minera Reina Isabel

Nueva Esperanza

184912

100%

Nov. 2039

Minera Reina Isabel

San Pablo

212752

100%

Nov. 2050

Minera Reina Isabel

San Pedro

212753

100%

Nov. 2050

Minera Reina Isabel

Wholly Owned (staked)

Tominil

205768

100%

Sept. 2003

Minera Reina Isabel

Tominil Fr.

205769

100%

Sept. 2003

Minera Reina Isabel

(a)

Application for exploitation concession pending.

Underlying Agreements

The Company reached agreement with Corporacion Industrial San Luis, S.A. de C. V. ("Luismin") for the purchase of interests in certain mineral concessions forming part of the G&R Project. Under the terms of the agreement, the Company purchased a 100 percent interest in the approximately 477 hectare Los Reyes Frac. W concession, in consideration of the issuance of 1,575,000 of the Company's pre-consolidation Common Shares to Luismin. In addition, the Company was not obliged to pay the remaining staged option payments to Luismin totaling U.S. $550,000. Luismin had also agreed to the Company's purchase of a 100 percent interest in approximately 531 hectares comprising the southern portion (the "South Block") of the 3,639 hectare Los Reyes Norte concession (subdivided within the title to the Los Reyes concession) and the Los Reyes Dos and Los Reyes Cuatro concessions. The consideration called for the issuance of 1,675,000 of the Company's pre-consolidation Common Shares to Luismin, and the extinguishment of the Company's previously scheduled expenditures over the next four years in the amount of U.S. $1.0 million to earn a 50 percent interest in the overall Los Reyes Norte Property. The Company would have had a six year option to earn a 50 percent interest in the 3,108 hectare "North Block" comprised of the northern portion of the Los Reyes Norte concession, the Guadalupe Norte 1 concession, the Los Reyes Tres concession and the Los Reyes Cinco concession, by completing exploration expenditures of U.S. $500,000 with minimum annual expenditures sufficient to maintain assessment work requirements.

As to the remaining concessions under the G&R Project, annual payments to Enrique Gaitan Enriquez and Minera Campanillas S. A. de C. V. (collectively "Gaitan") of U.S. $200,000 per annum in 1997, 1998, 1999, and 2000 were re- negotiated to U.S $200,000 in 1997 (paid), U.S. $50,000 in 1998 (paid), U.S. $30,000 in 1999 (paid), and payable in semi-annual payments, the greater of 20% of net profits or U.S. $73,744 (paid), U.S. $100,000 in 2000 (paid) and U.S $100,000 in 2001 (paid), U.S $105,000 in 2002, U.S $130,000 in 2003 and U.S $140,000 in 2004 respectively. The Company formed an operating company (Minera Tatemas), to hold 100% of the rights in the Gaitan concessions, 90% of the issued capital of which is held by the Registrant, and 10% of the issue capital of which is held by

Enrique Gaitan Enriquez.

With respect to the Mariposa Property, remaining payments due to the Minera Mariposa/Pan Atlantic Group ("Pan Atlantic Group") were also re- negotiated, resulting in payments made in 2000 totaling U.S. $75,000 and payment due of U.S. $100,000 per year from 2001 (paid), 2002 and 2003 and U.S. $350,000 in 2004. The Company was required to issue to the Pan Atlantic Group a total of 100,000 pre-consolidation Common Shares on the exercise of warrants at prices varying from $0.04 to $0.09 per share, on or prior to December 20, 2004 (24,300 issued prior to May 31, 2000). The remainder of the warrants remained outstanding at December 31, 2001, allowing for the purchase of up to 7,570 Common Shares at $0.70 and $0.90 per Common Share from December 21, 2001 to December 20, 2002, and December 21, 2002 to December 20, 2003 respectively. The Company had the option to earn a 100 percent interest in the Mariposa concessions.

During the year ended December 31, 2000, the Company entered into exploration and option to purchase agreements with Meridian Gold Company of Reno, Nevada ("Meridian"), whereby the Company assigned its rights to the Guadalupe property in consideration for Meridian paying the Company U.S. $370,000, reimbursing the Company for expenses of U.S. $20,000, and making staged payments to underlying property vendors totaling U.S. $560,000 (of which U.S. $155,000 was paid prior to December 31, 2000). Upon completion of the payments Meridian would have exercised its purchase option from the Company and the rights to the Guadalupe property would have been effectively assigned. On October 3, 2001, after having made the payments required in 2001, Meridian provided notice to the Company that Meridian had terminated its Exploration and Option to Purchase Agreements with the Company, with an effective date of November 22, 2001 and prior to December 31, 2001, the Company provided notice to the underlying property vendors of the G&R Property that the Company had relinquished title to the G&R Property. Accordingly, the Company has no further right, title and obligation with respect to the G&R Property. (See Item V Operating and Financial Review and Prospects.)

Location and Access

The G&R Property is located approximately 100 kilometres north of Mazatlan, Mexico on the border between the States of Sinaloa and Durango. The geographic coordinates of the G&R Property are centered at latitude 24 degrees 17 minutes North by longitude 106 degrees 31 minutes West.

The town of Cosalá (population 10,000), located 32 kilometres to the west, provides accommodation, supplies and services and is linked to the Pacific Highway by 80 kilometres of paved road. Access to and within the G&R Property is provided by a network of secondary dirt roads which service the many outlying villages.

Physiography

The G&R Property is located regionally within the western foothills of the Sierra Madre Occidental mountain range. Topography in the Project area is moderate to steep with elevations ranging from 350 m to 1000 m A.M.S.L. The climate conditions are typically semi-arid. Annual temperatures range from more than 40ºC. in the summer months to below freezing in the winter months. The average annual precipitation is approximately 350 millimetres (13.8 inches), occurring mostly as rain showers during the months of July, August and September. The vegetation is sparse to moderate, consisting of a variety of thorny undergrowth and bushes, and widely-spaced deciduous trees.

Infrastructure

The village of Guadalupe de los Reyes was once populated with miners exploiting the high-grade gold-

silver vein structures situated southeast of the village. It now exists on local subsistence farming. The nearest electrical and telephone lines are located in the town of Cosalà.

The Rio Elota drainage flows southwestwardly through the northwestern corner of the G&R Property. This drainage and its tributaries provide year-round water to the local villages and, it is anticipated, would provide ample water for a possible future mining operation. There are also several areas within the G&R Property for the location of a possible mining and milling operation with no apparent environmental issues to hinder such development.

History

Gold-silver mineralization was discovered in the region of the G&R Property as early as 1772 but it was not until 1872 that the Guadalupe de Los Reyes mine was developed and a 50 ton per day stamp mill was constructed. Between 1872 and 1938 approximately 900,000 tonnes were extracted from 13 mine levels at an average grade of 8.80 g/T gold and 521.00 g/T silver. The Zapote North zone (formerly named "Tatemas") was discovered in the early 1900's. It yielded 170,000 tonnes grading 12.00 g/T gold from an underground operation during the period 1935 to 1945. Relatively minor but unrecorded production also occurred from the Zapote South zone during the same period.

Two exploration groups acquired mineral rights in the Guadalupe de Los Reyes gold-silver District during the mid 1980's. Enrique Gaitan and Cia Minera Campanillas acquired concessions covering the Zapote, Noche-Buena and Guadalupe structures. From October, 1988 to February, 1989 they mined 31,500 tonnes with a reported grade of 5.80 g/T gold from an open cut in the Zapote South zone and recovered approximately 93 kilograms (3,000 ounces) of gold from a small cyanide vat leach facility. The Guadalupe Syndicate from Culiacan also acquired concessions covering the Mariposa and Chiripa zones (not part of the G&R Properties) during this time. These concessions were later optioned by Penoles in the late 1980's and 14 holes were drilled along a 1000 metre length of the Mariposa zone. In 1992 and 1993 Compania Minera Mariposa, a wholly owned subsidiary of Pan Atlantic Mining Ltd., purchased the concessions from the Guadalupe Syndicate and mined about 10,000 tonnes of mineralization from the Mariposa zone which reportedly graded 5.20 g/T gold and processed this material at a mill situated 150 kilometres by road south of Cosalá. Compania Minera Mariposa ceased operations as a result of high operating costs and lower than expected gold grades.

Geological Setting

The G&R Properties are situated regionally along the axis of the Sierra Madre Occidental which is both a mountain range and Tertiary-age geologic province that stretches south-southeasterly from the USA - Mexico border, where it coalesces with the Basin and Range Province, to the Transverse Belt south of Guadalajara, Mexico. This terrain is characterized by thick sequences of volcanic rocks, varying from older basaltic to younger rhyolitic compositions. These rocks have been intruded by various younger stocks and dykes.

The Oligocene to Early Miocene-age Upper Volcanic Sequence rests with variable angular unconformity upon the Lower Volcanic Sequence. It comprises ash- flow tuffs, ignimbrites, and air-fall tiffs of rhyolite to dacitic composition, and forms the caprock to the volcanic pile of the Sierra Madre Occidental. It attains a maximum thickness of greater than one kilometre through the axis of the sierra, but further west it is found only as erosinal remnants on ridge tops. The Upper Volcanic Sequence is the largest exposure of Tertiary Rhyolites on Earth.

The Guadalupe de Los Reyes district is a 4 by 6 kilometre area situated within the western portion of the Sierra Madre Occidental terrane. It is dominantly underlain by weakly to moderately deformed,

andesitic to dacitic tiffs, flows and breccias of the Upper Cretaceous to Early Tertiary Lower Volcanic Sequence. These volcanic rocks have been displaced by regional faulting and by younger dykes, sills and stocks of calcalkalic composition. The high mountain ridges surrounding the district are capped by gently-dipping, rhyolitic to dacitic ash- flow tiffs, ignimbrites, and air-fall tiffs of the Oligocene to early Miocene age Upper Volcanic Sequence.

Within the G&R Properties there are four major northwesterly transcurrent and west northerly dilational fault structures with an aggregate strike length of 13.7 kilometres. These structures have displaced the Lower Volcanic Sequence stratigraphy and were subsequently silicified and infilled with gold and silver bearing structures, have good strike continuity and typically dip from -50 degrees to -70 degrees. Vein widths may vary from 2 to 50 metres depending upon the degree of breccia, flexure of the fault structure, and intensity of silification and mineralization. The mineralogy is dominated by several varieties and periods of silification with attendant calcite and adularia. Native gold, electrum and minor argentite are the primary economic minerals with the better gold grades associated with an earlier pale green fine grained variety of silica that may be intergrown with adularia and/or mica.

Exploration of the Guadalupe de Los Reyes Properties

The exploration work carried out by the Company in respect of 15 exploration and 11 exploitation concessions of the G&R Project, covering the majority of the Guadalupe de Los Reyes gold-silver District (approximately 7,632 hectares) located on the border between the States of Sinaloa and Durango, Mexico ("G&R Property"), produced sufficient results for the Company to proceed to completion of a pre- feasibility study on one of four zones with a view to pursuing the feasibility of placing the G&R Property in commercial production. From the date of the acquisition of its rights in the G&R Project to December 31, 1999, the Company capitalized, in addition to its acquisition costs, $1,010,046 in exploration costs for the G&R Property and identified four structurally controlled zones of gold-silver mineralization. At December 31, 2000, the Company, after taking into effect the exploration and option to purchase agreements entered into during 2000, wrote-off all exploration costs for the G&R Property.

Initial surface exploration work carried out on the G&R Properties included the establishment of a survey control grid, soil and rock geochemical sampling and geological mapping and reverse circulation drilling (15 holes). Subsequent exploration work carried out by the Company to December 31, 1999 consisted o f additional expanded grid geochemical and mapping surveys along with completion of an additional 360 reverse circulation drill holes for a grand total of 36,000 metres of drilling in 375 holes. The results of this exploration work have identified the following four major structurally controlled zones of gold -silver mineralization on the G&R Property:

ZAPOTE DEPOSIT

The Zapote deposit, with a strike length of 1.0 kilometres and average thickness of 20 metres, dips with topography to a depth of 100 to 150 metres. The geometry of the deposit indicates a favourable strip ratio for open pit mining. Mineralization consists of a non-sulphide system of gold and silver in a quartz-chalcedony host.

A total of 197 drill holes were completed by December 31, 1997 between sections 4800N and 5800N, a 1,000 metre length. Consulting engineers Steffan, Robertson & Kirsten were contracted to assist in developing a geological block model and calculate tonnage and grade for the Zapote deposit. Using a 0.5 grams per tonne gold cut-off, the Zapote deposit contains 5.8 million tonnes grading 1.36 g/T (grams per tonne) gold and 8.7 g/T silver. Independent consulting engineers Pincock, Allen & Holt of Denver, Colorado were contracted to calculate the open pit portion of the deposit and complete a pre-feasibility study to determine the economic viability of an open-pit heap leach mining scenario of the Zapote deposit. The study, completed during the first quarter of 1998, indicated the Zapote open-pit mining scenario was not economically viable at current metal prices of $300 U.S. per ounce of gold.

The Tahonitas Zone, thought to be an extension of the Zapote Deposit, has been drilled over a 750 metre length to a depth of 150 metres with 33 holes. The upper portions of the zone contain higher grade mineralization with grades of 3.40 g/T gold and 49.0 g/T silver over 12 metres. Narrower zones of mineralization within the structure average 4.30 g/T gold and 161.0 g/T silver over 3 metres. This zone remains open to depth. The Tahonitas zone also holds promise for mining from underground as well as open pit and further definition drilling is planned.

The Mariposa Zone, located 600 metres to the northwest and on the same structure as the Zapote deposit was tested by a single drill hole in the area of the Mariposa mine workings. Prior workers mined and processed approximately 14,300 tonnes grading 4.6 g/T gold containing 2,100 ounces of gold from Mariposa. The drill hole intersecting the gold-silver mineralization at Mariposa assayed 3.98 g/T gold and 24.7 g/T silver over 3.1 metres within a broad zone assaying 0.61 g/T gold and 11.1 g/T silver across 47.3 metres.

GUADALUPE MINE ZONE

The Guadalupe Mine Zone, which yielded a reported 525,000 ounces of gold and 41 million ounces of silver from underground workings, saw initial drilling confirming potential for near surface wide zones of low grade gold-silver mineralization in 1996.

A total of 78 holes have been drilled to December 31, 1999 at the Guadalupe Mine Zone. The Guadalupe Mine Zone is wider than other mineralized systems within the Guadalupe project area. The Mine Zone grades up to 2.62 g/T gold and 105.8 g/T silver over 61.0 metres (0.11 oz/t ("ounces per ton") gold equivalent over 200 feet) with higher grade contained within intervals of up to 6.63 g/T gold and 148.0 g/T silver over 10.7 metres (0.25 oz/t gold equivalent over 35 feet). High grade silver values enhance the gross metal value of the mineralization in the zone.

The Mine Zone epithermal quartz stockwork host, approximately 50 metres in average width, has been drilled to a 200 metre depth below which are underground workings that evidence historic high grade mining to a depth of 400 metres.

Drilling has been concentrated along a 200 metre length at the western end and a 500 metre length within the central part of the overall 2,500 metre-long Guadalupe Mine Zone. Drilling has been confined to the upper 100 to 150 metres of the 50 metre-wide, 400 metre-deep zone.

SAN MIGUEL/NOCHE BUENA ZONE

During 1997 a total of 33 holes tested 1,000 metres of length along the 1.4 kilometre long San Miguel Zone. The San Miguel-Chiripa zone is the north west continuation of the Noche Buena structure that connects to the Mariposa-Zapote vein system. Consistent high grade surface samples and strong geochemical responses have been reported for the 1.4 kilometre length of the zone. The San Miguel mineralization contains high grade silver values. Drill hole grades vary to 32.9 g/T gold and273 g/T silver over 4.6 metres. The 33 holes defined four "open-ended" near surface mineralized shoots with a weighted-average grade of 9.1 g/T gold and 160.8 g/T silver in an underground mining configuration. Potential remains for expansion of this mineralization.

Drilling at Noche Buena is meeting expectations of defining gold mineralization with silver credits that can be mined by open pit and processed by heap- leach techniques. Opportunities also exist for deeper extensions that may be mined from underground. The Noche Buena zone has been traced over a 1,000 metre length and remains open for extension. Only 350 metres have been drill tested with a total of 25 holes by the Company to date.

EL ORITO ZONE

El Orito Zone, which has been outlined for a 4 kilometre length and tested with 8 drill holes over a 400 metre length, shows some indications of low grade gold-silver values. The District geological model suggests higher gold and silver grades should occur at depth.

During the period 1998 to 2000, the G&R Project expenditures were reduced to a care and maintenance basis.

TO THE COMPANY'S KNOWLEDGE, THE MINERAL PROPERTIES CANNOT BE PROVEN TO CONTAIN A BODY OF COMMERCIAL ORE UNTIL A POSITIVE FEASIBILITY STUDY DEMONSTRATING COMMERCIAL PRODUCTION HAS BEEN PREPARED BY INDEPENDENT CONSULTING ENGINEERS.

ITEM V        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2002, 2001, and 2000 should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended December 31, 2002, 2001, and 2000 . Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 8 of these Consolidated Financial Statements of the Company sets forth the material differences between Canadian and U.S. GAAP.

A) OPERATING RESULTS

Fiscal 2002

During the year ended December 31, 2002 in connection with the Teck Cominco Agreement, the Registrant received proceeds of $117,000 on the exercise of 390,000 warrants and issued 390,000

Common Shares. The Registrant also received $246,000 for 820,000 special warrants allowing for the purchase of 820,000 units convertible, until October 15, 2003 and for no further consideration, into one Common Share and one underlying share purchase warrant exercisable into one Common Share at $0.30 per Common Share for a period of one year from the date of conversion of the special warrant. The special warrants were issued in January 2003.

In connection with private placements, the Registrant received gross proceeds of $578,000 and issued a total of 4,444,166 Common Shares. Of these, 2,941,666 Common Shares were issued for $353,000 of flow-through funds. The Registrant also issued 1,778,333 warrants allowing for the purchase of up to 1,778,333 Common Shares as to 1,500,000 Common Shares at $0.15 per Common Share until May 22, 2003, 258,333 Common Shares at $0.12 per Common Share until December 20, 2003 and 20,000 Common Shares at $0.12 per Common Share until December 30, 2003.

In connection with a Short Form Offering Document, the Registrant raised $1.62 million comprised of $1,215,000 in flow-through funds and gross proceeds of $405,000 in non- flow-through funds. The Registrant issued 1,350,000 non- flow-through units and 4,050,000 flow-through units each priced at $0.30 per unit. Each flow-though unit consisted of one flow-through Common Share and one non-transferable flow-through share purchase warrant, with each two flow-through warrants entitling the holder to purchase one additional flow-through share at a price of $0.35 per Common Share until June 18, 2003. Each non-flow-through unit consisted of one non- flow-through Common Share and two transferable non-flow-through share purchase warrants, with each two non-flow-through warrants entitling the holder to purchase one additional non- flow-through share at a price o $0.35 per Common Share until June 18, 2003. The Registrant also issued 1,080,000 agents' warrants allowing for the purchase of up to 1,080,000 Common Shares at $0.35 per share until June 18, 2003 and 200,000 Common Shares to an agent as finance fee. The non-flow-through warrants commenced trading through the facilities of the TSX-Venture Exchange on June 28, 2002 under the trading symbol CXP -WT.

At the Annual General Meeting of shareholders held on June 27, 2002, all resolutions placed before the shareholders were passed, including a Special Resolution approving changing the Registrant's name to Canadian Empire Exploration Corp.

In connection with the CEEx Program, the Registrant entered into agreement to acquire the right to earn an 80% interest in Teck Cominco's interest in the Helmo West property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest, by making staged exploration expenses totaling $2.0 million by December 31, 2005 ($276,195 spent by December 31, 2002). Upon completion of the minimum expenditures, a joint venture will be formed, with the Registrant holding 80% and Teck Cominco holding 20%. In order to maintain its 80% interest in the joint venture, the Registrant must fund additional exploration to the completion of a pre- feasibility study. Teck Cominco will then have a one -time election to back- in for 60.8% interest in the project by funding a minimum of 200% of the Registrant's prior expenditures and completing a feasibility study. The Registrant will then have a 39.2% interest and the option to either fund its Common Shares of production financing or negotiate with Teck Cominco for a carried interest through to production. For a more detailed description of the CEEx Program and the Hemlo West Property, see Item IV -Information of the Company - Business Overview.

In connection with the CEEx Program, the Registrant entered into agreement to acquire the right to earn an 80% interest in Teck Cominco's interest in the Amos property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest, by making staged exploration expenses totaling $2.0 million by December 31, 2005 ($325,065 spent by December 31, 2002). Upon completion of the minimum expenditures, a joint venture will be formed, with the Registrant holding 80% and Teck Cominco holding 20%. In order to maintain its 80% interest in the joint venture, the Registrant must fund additional exploration to the completion of a pre- feasibility study. Teck Cominco will then have a one -time election to back- in for 60.8% interest in the project by funding a minimum of 200% of the Registrant's prio r expenditures and completing a feasibility study. The Registrant will then have a 39.2% interest and the option to either fund its Common Shares of production financing or negotiate with Teck Cominco for a carried interest through to production. During 2002, the Registrant expended $7,959 acquiring the Amos property. During 2002, the Registrant entered into an agreement with an optionee whereby the optionee may acquire up to 50% of the Company's interest in the property by exercising three options by way of staged exploration expenditures totaling $2.0 million by September 30, 2003. Upon completion of each option period, the optionee has the right to convert its investment in the project into Common Shares of the Registrant (840,000 Common Shares issued to December 31, 2002 at a market value of $315,000). Prior to December 31, 2002 the optionee relinquished the right to the property back to the Registrant. For a more detailed description of the CEEx Program and the Amos Property, see Item IV - Information of the Company - Business Overview.

In connection with the CEEx Program, the Registrant entered into agreement to acquire the right to earn an 80% interest in Teck Cominco's interest in the Meridian property, subject to back- in rights by Teck Cominco, by making staged exploration expenses totaling $800,000 by December 31, 2005. The Registrant expended $346,866 during 2002 on the Meridian project. Results not having met expectations, the Registrant relinquished its rights to the Meridian project, and costs of $346,866 in relation to the Meridian project were written off. For a more detailed description of the CEEx Program, see Item IV - Information of the Company - Business Overview.

In connection with the CEEx Program, the Registrant entered into agreement to acquire up to a 51% interest in the Yukon Olympic property by making staged exploration expenditures totaling $1.5 million ($182,040 spent by December 31, 2002) and staged share payments totaling 900,000 Common Shares by December 31, 2005 (300,000 Common Shares issued during 2002). A joint venture will then be formed with the Registrant holding 51% and the vendor holding 49% through to completion of a preliminary feasibility study. Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of the Registrant's prior expenditures and completing a feasibility study. Should Teck Cominco earn the 51%, the Registrant would then hold 25% and the vendor 24%. In connection with the Yukon Olympic property, a finder's fee of 200,000 units comprised of 200,000 Common Shares and 200,000 warrants allowing for the purchase of up to a further 200,000 Common Shares at $0.20 per Common Share until September 20, 2004 was paid to a party related by virtue of common management and directorship. The vendor has the right to earn a 100% interest in the property subject to a 1.5% net smelter return royalty ("NSR"). During 2002, the Registrant expended $60,300 towards the acquisition of the Yukon Olympic property, which amount includes the 300,000 Common Shares issued to the vendor and 200,000 Common Shares issued as finder's fee. For a more detailed description of the CEEx Program and the Yukon Olympic Property, see Item IV - Information of the Company - Business Overview.

In connection with the CEEx Program, the Registrant acquired the rights to earn an interest in the Big Bulk property, subject to back- in rights by Teck Cominco and an underlying vendor's net profits interest. The Registrant may earn an initial 80% interest by spending $800,000 on exploration by December 31, 2005 ($131,617 spent by December 31, 2002). Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200%

of the Registrant's prior expenditures and completing a feasibility study. Should Teck Cominco earn the 51%, the Registrant would then hold 25% and the vendor 24%. For a more detailed description of the CEEx Program and the Big Bulk Property, see Item IV - Information of the Company - Business Overview.

In connection with the CEEx Program, the Registrant entered into an agreement to acquire a 100% interest in the VMS property by making staged payments of $35,000 ($5,000 paid to December 31, 2002) and issuing 200,000 Common Shares in stages prior to December 31, 2005 (50,000 Common Shares issued during 2002). A joint venture will then be formed with the Registrant holding 51% and the vendor holding 49% through to completion of a preliminary feasibility study. The vendor retains a 1.5% NSR. Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of the Registrant's prior expenditures and completing a feasibility study. Should Teck Cominco earn the 51%, the Company would then hold 25% and the vendor 24%. In connection with the VMS property, a finder's fee of 100,000 units comprised of 100,000 Common Shares and 100,000 warrants allowing for the purchase of up to a further 100,000 Common Shares at $0.20 per Common Share until October 22, 2004 and reimbursement of costs of $5,000 were paid to a party related by virtue of common management and directorship. The related party has the right to reacquire a 1% NSR held by an underlying vendor for $1.0 million. During 2002, the Registrant expended $23,000 towards the acquisition of the VMS property, which amount includes the 50,000 Common Shares issued to the vendor and 100,000 Common Shares issued as a finder's fee, and expended $2,476 exploring the VMS property. For a more detailed description of the CEEx Program and the VMS Property, see Item IV - Information of the Company - Business Overview.

During 2002, the Registrant wrote off $45,647 relating to properties in which it held no interest.

Prior to 2002, the Company had requested reimbursement from the Government of Mexico for $199,672 of value-added tax paid by the Company in prior years. During 2002, the Company determined that it was not financially practicable to continue pursuing collection of the reimbursement and accordingly the $199,672 was written off.

As a result of the Company's increased activity, fiscal 2002 corporate costs were approximately $433,000, an increase of approximately $110,000 from fiscal 2001. The increase is primarily seen in shareholder communications expenses due to increased communication with shareholders in respect of the CEEx Program. Exploration and mineral property expenditures were approximately $1,403,000 as compared to approximately $68,000 for fiscal 2001 as a result of the acquisition of several properties and the review of properties under consideration. For a more detailed description of the CEEx Program see Item IV - Information of the Company - Business Overview. At December 31, 2002, the Company had working capital of approximately $613,000, which amount includes cash and cash equivalents of approximately $730,000 as a result of funds received for the public and private placements, on the exercise of warrants and in connection with the special warrants issued in 2003.

Stock Based Compensation: During fiscal 2002 the Registrant adopted the requirements of the new Canadian Institute of Charted Accountants standard concerning the accounting for stock-based compensation. The Company elected not to adopt the fair value method of accounting for stock options. No compensation expense is recognized if the exercise price of the stock option at date of grant is equal to market value.

Mineral Property Expenditures: In keeping with accepted industry practice in Canada, the Company capitalizes property acquisition and exploration expenditures relating to mineral properties in which the Company has an active interest. In the event that such properties become inactive or prove uneconomic, they are written off.

Fiscal 2001

During the year ended December 31, 2001, in connection with exploration and option to purchase agreements (the "Agreements") with Meridian Gold Company ("Meridian") of Reno, Nevada, the Company received the remainder of the funds from Meridian, and completed the initial stages of its sale of the G&R Property to Meridian. Prior to December 31, 2001, the Company announced that it had received notice from Meridian that Meridian had terminated the Agreements. Prior to December 31, 2001, the Company relinquished its rights to the Guadalupe Property and returned the concessions to the vendors. See Fiscal 2000 below for a more detailed description of the Agreements.

During 2001, with delays experienced in completing a due diligence process of ReBASE Corporation of Barrie, Ontario the Company advised ReBASE that it was terminating the August 4, 2000 Memorandum of Understanding with ReBASE and would continue to seek acquisition of other opportunities in the minerals resource sector.

On June 7, 2001, all ordinary resolutions placed before shareholders at the Annual General Meeting of Shareholders were passed. A special resolution was passed allowing that the authorized share capital of the Company be altered by consolidating all of the Company's 250,000,000 Common shares without par value into that number of Common shares without par value as may be determined by the Board of Directors of the Company but, in any event, not less than 25,000,000 Common shares without par value, up to a maximum of 10 such shares being consolidated into one (1) Common share without par value; increasing the authorized capital of the Company from not less than 25,000,000 Common shares without par value to 250,000,000 Commons shares without par value; altering the Memorandum of the Company to reflect the consolidation of share capital and the increase in authorized capital to 250,000,000 Common shares without par value; authorizing the Board of Directors in their discretion by resolution, without requiring further approval, ratification or confirmation by the members, to determine the number of Common shares without par value into which the 250,000,000 Common shares without par value are to be consolidated, provided, however, that such number shall not be less than 25,000,000 Common shares without par value, and may decline to implement this Special Resolution.

On September 11, 2001, the Company announced that its Common Shares were being de- listed from The Toronto Stock Exchange, and that the Company's Common Shares would continue to be traded through the facilities of the Canadian Venture Exchange. On October 2, 2001, the Company announced that trading in its Common Shares was being halted pending consolidation of the Company's capital on the basis of 10 old Common Shares for 1 new share and a change of company name. The Company elected not to change its name until its next Annual General Meeting to be held on June 27, 2002. The consolidation became effective on December 5, 2001.

During 2001, the Company and Teck Cominco formed a strategic alliance for the operation of the Company's CEEx Program. Teck Cominco endorsed the CEEx Program by entering into an agreement with the Company. The CEEx Program is a Canadian Exploration Expense (CEE) flow-through mineral exploration program designed for the exploration of selected mineral properties in which the Company will have the right to earn property interests. During 2001, under the terms of the

Teck Cominco Agreement, the Company issued to Teck Cominco 390,000 Units at $0.30 per Unit, which allow Teck Cominco to maintain future participation rights by providing staged funding to the Company in the aggregate amount of $480,000. An initial $117,000 was received prior to December 31, 2001. Each Unit consists of one common share and one $0.30 share purchase warrant. Exercise of the warrants on or before February 7, 2002 (subsequently amended to July 8, 2002), will provide an additional $117,000 the Company. Teck Cominco's next funding election for an additional $246,000 takes place on April 15, 2002 (subsequently amended to September 15, 2002). For a more detailed description of the CEEx Program, see Item IV - Information of the Company - Business Overview.

During 2001, the Company terminated its administrative and exploration management services agreements with John S. Brock Limited and entered into management services agreements with Badger and Co. Management Corp. ("Badger & Co."). Under the agreements, the Company is charged for office facilities and operations expenses, costs of corporate, administrative, exploration, field wages and professional services of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark- up, and exploration project management fees calculated at 8% of all exploration costs incurred by the Company. For a more detailed description of the agreements with Badger & Co., see Item VII - Major Shareholders and Related Party Transactions.

During 2001, the Company received, from the Government of Mexico, reimbursement of value -added tax ("IVA") of $40,038. The Company has requested the remaining $199,672 of IVA from the Government of Mexico. While the Company has been successful in receiving reimbursement in the past, the re can be no assurance that it will be successful in the future.

As a result of the Company's increased activity, fiscal 2001 corporate costs were approximately $323,000, an increase of approximately $41,000 from fiscal 2000. Exploration and mineral property expenditures were approximately $68,000 as compared to approximately $142,000 for fiscal 2000 as a result of review of properties under consideration. At December 31, 2001, the Company had working capital of approximately $50,888, which amount includes the remaining $199,672 of IVA requested from the Government of Mexico.

Fiscal 2000

During the year ended December 31, 2000, the Company entered into exploration and option to purchase agreements (the "Agreements") with Meridian Gold Company ("Meridian") of Reno, Nevada, whereby the Company assigned its rights to the Guadalupe property in consideration for Meridian paying the Company U.S. $370,000, reimbursing the Company for expenses of U.S. $20,000, and making staged payments to underlying property vendors totaling U.S. $560,000 (of which U.S. $155,000 was paid prior to December 31, 2000). Upon completion of the payments, Meridian will have exercised its purchase option from the Company and the rights to the Guadalupe property will be effectively assigned. As a result of the Agreements, the Company wrote-down the carrying value of the Guadalupe property, as at December 31, 2000, to its estimated net realizable value of $856,723. The estimated net realizable value is comprised of cash payments of $593,750 (received prior to April 7, 2001) and estimated IVA refunds of $262,973 (of which $40,038 was received February 28, 2001).

During 2000, the Company issued 5,481,762 pre-consolidation Common Shares for an aggregate value of $380,260, pursuant to the conversion of the principal and interest under a promissory note issued to a related party. The Company also issued 2,625,000 pre-consolidation Common Shares and 24,300 Common Shares on the exercise of warrants, at $0.10 per share and $0.05 respectively, for total consideration of $263,715.

As a result of the Company's continued expenditure reduction program, fiscal 2000 corporate costs were approximately $282,000 a reduction of approximately $70,000 from fiscal 1999. Until such time as the Company entered into the Agreements with Meridian, Guadalupe Project expenditures in Mexico continued on a maintenance of property title basis. Exploration and mineral property expenditures were approximately $142,000 as compared to approximately $631,000 for fiscal 1999.

During the year, management gave consideration to a change of nature of business for the Company. On August 17, 2000, the Company entered into a Letter of Agreement with ReBase Corporation ("ReBASE") of Barrie, Ontario, to acquire all if the issued share capital of ReBASE. The transaction was subject to satisfaction of certain conditions, including acceptance of an independent valuation, shareholder and regulatory approvals, negotiation of acceptable terms, and completion of a due diligence process. As a result of delays in completing the due diligence process, the Company advised ReBASE in April 2001 that it was terminating this agreement.

On August 10, 2000, the Toronto Stock Exchange ("TSE") advised the Company that it no longer met the TSE continued listing requirements. The TSE further advised that, although the Company would continue to be listed on the TSE for the ensuing year, effective September 11, 2000, the Company was suspended from trading on the TSE. On December 8, 2000, the Company's Common Shares resumed trading through the facilities of the Canadian Venture Exchange ("CDNX").

Fiscal Year Ended December 31, 2002 vs. Fiscal 2001 and 2000

For the fiscal year ended December 31, 2002, the Company had total assets of $1,807,957 as compared with $265,271 and $912,732 for the fiscal years ended December 31, 2001 and December 31, 2000 respectively. Resource assets at December 31, 2002 were $1,008,652 as compared with $nil and $856,723 at December 31, 2001 and December 31, 2000 respectively. The increase in resource assets at December 31, 2002 results from agreements entered into to earn interests in the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties (see Property Description for additional details on these properties). The reduction in resource assets at December 31, 2001 results from the relinquishing of the Guadalupe property to the vendors, while the resource assets at December 31, 2000 reflect the write-down of the Guadalupe property to its estimated net realizable value in connection with the Meridian Agreements.

As a result of the public and private placements, exercise of warrants and funds received in connection with special warrants issued in 2003, cash and cash equivalents at December 31, 2002 was of $729,735 as compared with $54,237 and $46,546 at December 31, 2001 and December 31, 2000 respectively. At December 31, 2002, the Company had current liabilities of $186,207 as compared with $212,147 and $586,075 at December 31, 2001 and 2000 respectively. The decrease in liabilities from 2000 to 2001 results from the balance of funds received in connection with the Meridian Agreements, and the Teck Cominco Agreement. During 2001, under a promissory note bearing interest at 8% per annum, the Company repaid the balance of principal and interest to a related party owned by Directors of the Company. At December 31, 2002, the Company owed the related party $Nil ($Nil and $170,516 at December 31, 2001 and 2000 respectively) for funds advanced and interest thereon.

Exploration and mineral property expenditures in fiscal 2002 were of $1,403,403, as compared with $68,336 for fiscal 2001 and $142,307 for fiscal 2000, as a result of funds expended funds for review of properties under consideration in connection with the CEEx Program. Due to the increased activity, administrative expenditures increased in fiscal 2002 ($432,836) as compared with fiscal 2001 and fiscal 2000 ($323,350 and $282,168 respectively).

Shareholder communications in fiscal 2002 increased to $136,145 as compared with $455 and $Nil for fiscal 2001 and fiscal 2000 respectively, due to increased communication with shareholders relating to the CEEx Program and the attendant costs. Interest expenses decreased to $Nil in fiscal 2002 as compared with $4,013 in fiscal 2001and $15,720 for fiscal 2000 due to the repayment of advances made to the Company by John S. Brock Limited during 2001.

During fiscal 2002, the Company wrote off exploration expenditures of $394,751 and property acquisition expenditures of $Nil previously capitalized as resource assets relating primarily to the Meridian Property, as compared with $63,245 and $5,091 respectively for fiscal 2001 and $1,103,379 and $1,286,366 respectively for fiscal 2000 relating primarily to the disposition of the G & R Property. .

B) LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, the Company had a working capital of $613,098, which is sufficient to meet its anticipated administrative and overhead expenses for the twelve months ending December 31, 2003 of approximately $400,000, and to carry on investing in properties.

During the year ended December 31, 2002 in connection with the Teck Cominco Agreement, the Company received proceeds of $117,000 on the exercise of 390,000 warrants and $246,000 for 820,000 special warrants allowing for the purchase of 820,000 units convertible until October 16, 2003 and for no further consideration into one Common Share and one underlying share purchase warrant exercisable into one Common Share at $0.30 per Common Share for a period of one year from the date of exercise of the special warrant. The special warrants were issued in January 2003. In connection with private placements, the Registrant received gross proceeds of $578,000 and issued a total of 4,444,166 Common Shares. Of these, 2,941,666 Common Shares were issued for $353,000 of flow-through funds. The Registrant also issued 1,778,333 warrants allowing for the purchase of up to 1,778,333 Common Shares as to 1,500,000 Common Shares at $0.15 per Common Share until M ay 22, 2003 and 258,333 Common Shares at $0.12 per Common Share until December 20, 2003 and 20,000 Common Shares at $0.12 per Common Share until December 30, 2003. In connection with a Short Form Offering Document, the Registrant raised $1.62 million comprised of $1,215,000 in flow-through funds and gross proceeds of $405,000 in non-flow-through funds. The Registrant issued 1,350,00 non- flow-through units and 4,050,000 flow-through units each priced at $0.30 per unit. Each flow-though unit consisted of one flow-through Common Share and one non-transferable flow-through share purchase warrant, with each two flow-through warrants entitling the holder to purchase one additional flow-through share at a price of $0.35 per Common Share until June 18, 2003. Each non-flow-through unit consisted of one non- flow-through Common Share and two transferable non-flow-through share purchase warrants, with each two non-flow-through warrants entitling the holder to purchase one additional non-flow-through share at a price o $0.35 per Common Share until June 18, 2003. The registrant also issued 1,080,000 agents' warrants allowing for the purchase of up to 1,080,000 Common Shares at $0.35 per share until June 18, 2003 and 200,000 Common Shares as a finance fee. At December 31, 2002, a total of 9,915,903 warrants remained outstanding allowing for the purchase of up to 6,540,903 Common Shares of the Registrant at prices ranging from $0.12 to $0.90 per Common Share with expiry dates ranging from May 22, 2003 to October 22, 2004.

All of the warrants remained outstanding at May 1, 2003. At December 31, 2002, stock options allowing for the purchase of up to 200,000 Common Shares at $0.36 per Common Share until May 22, 2007 remained outstanding. On January 8, 2003, the Registrant granted stock options allowing for the purchase of up to 1,580,000 Common Shares at $0.15 per Common Share until January 8, 2008. None of the stock options were exercised between January 1 and May 1, 2003.

To date, the Company's mineral exploration activities have been funded through sales of common shares. The Company's ability to continue operations is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern. The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Outlook

During the year 2003 the Company will continue to conduct mineral exploration in Canada financed by sale of Canadian Exploration Expense ("CEE") Flow-Through shares.

It is the mandate of the Company to acquire mineral properties at a more advanced stage of exploration where drilling is warranted in order to assess mineral potential. Accordingly, drilling is planned on the Company's Big Bulk property located in British Columbia and the Yukon Olympic Property in Yukon. Contingent on availability of funding, drilling is also proposed on the Hemlo West Property in Ontario. Continued drilling at the Amos Project in Quebec will be contingent on completion of a review and prioritization of the merits of yet untested gold and VMS style targets on the property. The Company will continue with its program (the "OEX Project") of identifying, evaluating and acquiring additional mineral properties at the drilling stage. Negotiations are in process for the acquisition of two potential new property acquisitions, the outcome of which is not assured at this time.

Exploration budgets have been recommended in the amount of $ 225,000 for Hemlo West, $500,000 for Big Bulk and $578,000 for the Yukon Olympic Property. The OEX Project is budgeted at $100,000 on a success-contingent basis.

During the year 2003, the Company plans to raise an additional $1.0 million by way of sale of CEE Flow-Through Shares and up to $400,000 for corporate and non-exploration-related expenses by way of sale of Non-Flow-Through shares. With positive forecasts for availability of Flow-Through funding in Canada for Canadian-based mineral exploration, the Company may raise additional Flow-Through funds during the latter part of the year.

C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company is not involved in any research, development, patenting or licensing activities.

D) TREND INFORMATION

The Company is in the business of mineral exploration. The Company is not affected by operating trends and uncertainties which are dependent on the extraction of minerals.

ITEM VI

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A) DIRECTORS AND SENIOR MANAGEMENT

John S. Brock (age 61) has been President and a Director of the Registrant since March 8, 1990. Mr. Brock is a Geologist and the President and controlling shareholder of John S. Brock Ltd. ("JSB") from 1966 to present. Mr. Brock was employed by JSB from 1990 to March 31, 2001, and by Badger & Co. Management Corp. ("Badger & Co.") from April 1, 2001 to present. Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively. Mr. Brock was a governor of the Vancouver Stock Exchange from June 1990 to June 1995 and a director of the CNX Venture Exchange from November 1999 to July 2001. Mr. Brock currently serves on the Boards of Directors of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd., Bravo Venture Corp. and Canadian Resources House Limited.

R.E. Gordon Davis, P. Eng. (age 64), has been a Director of the Registrant since June 8, 1994. Mr. Davis is a Professional Geological Engineer and Businessman. Mr. Davis serves on the Boards of Directors of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd., Canadian Resources House Limited, Silver Standard Resources Inc. and Canplats Resources Corp.

Lawrence Page, LL. B., Q.C. (age 64) has been a Director of the Registrant since October 31, 1989. Mr. Page is a Barrister and Solicitor who was with the Vancouver, British Columbia law firm of Worrall Scott and Page from 1981 to April 30, 1995. Since 1995, Mr. Page has been employed by Lawrence Page, Q.C. Law Corporation. Mr. Page is the President and serves on the Boards of Directors of International Bravo Resources Corp., Newcoast Silver Mines Ltd., is a Director and the Secretary of Western Copper Holdings Ltd., is the Chairman and a Director of Rio Fortuna Explo ration Corp. and a Director of the Registrant, Eaglecrest Exploration Ltd. and Quaterra Resources Inc..

Wayne J. Roberts, P. Geo. (age 57), has been a Director of the Registrant since March 8, 1990 and its Vice-President, Exploration since June 14, 1995. Mr. Roberts is a minority shareholder (30%) of JSB, was employed by JSB from 1990 to March 31, 2001, and by Badger & Co. from April 1, 2001 to present. Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively. Mr. Roberts is a Registered Professional Geoscientist in the Province of British Columbia. Mr. Roberts serves on the Board of Directors of the Registrant, Western Prospector Group Ltd. and Canadian Resources House Limited, and is Vice-President, Exploration of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd. and Canadian Resources House Limited.

C. Douglas Proctor (age 60) has been a Director of the Registrant since July 5, 2002. Mr. Proctor is a Chartered Accountant and is the sole proprietor of C. Douglas Proctor Ltd., a private company. Mr. Proctor is a director of Jumbo Development Corporation, Dolly Varden Resources Ltd. and Heritage Explorations Ltd.

Jeannine P.M. Webb, CGA (age 43), has been the Chief Financial Officer of the Registrant since October 31, 1995, the Corporate Secretary of the Registrant since October 16, 1997, and an employee of JSB from 1991 to March 31, 2001. Ms. Webb has been employed by Badger & Co. from April 1, 2001 to present. Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively. Ms. Webb is the Chief Financial Officer and Corporate Secretary of the Registrant, Pacific Ridge Exploration Ltd., Canadian Resources House Limited, and Western Prospector Group Ltd., and a Director of Western Prospector Group Ltd.

There are no family relationships between any of the directors, senior management and employees of the Company.

B) COMPENSATION

The Registrant does not compensate its directors or senior management (or "executive officers") for their services as directors or senior management. Directors and senior management are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with corporate matters pertaining to the Company. The Board of Directors may award special remuneration to any director or senior management undertaking any special services on behalf of the Company other than services ordinarily required of a director or senior management. Other than indicated below no director or senior management received any compensation for his services as a director or senior management, including committee participation and/or special assignments.

The Registrant grants stock options to directors, senior management and employees - see "Options to Purchase Securities from Registrant".

The following table sets forth details of the compensation paid during the Registrant's fiscal year ended December 31, 2002 to directors and senior management:

Directors/Executive Officers	Salary/Bonus	Stock Option Exercise Net Market Value(a)	Other Compensation	Total Compensation
John Brock	$0	$0	$55,581(b)	$55,581
Wayne J. Roberts	$0	$0	$65,819 (c)	$65,819
Jeannine P. M. Webb	$0	$0	$20,300 (d)	$20,300
Other Directors/ Senior Management	$0	$0	$0	$0

(a)  Stock Option Exercise Net Market Value represents the aggregate difference between the exercise price of stock options exercised during fiscal 2002 and the market value of the common stock on the date of exercise.

(b)  The $55,581 in other compensation represents payments to John S. Brock made by Badger & Co. for services provided by John S. Brock to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and Badger & Co.. In addition, Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement. The $55,581 includes a 10% mark-up retained by Badger & Co..

(c)  The $65,819 in other compensation represents payments to Wayne J. Roberts made by Badger & Co. for services provided by Wayne J. Roberts to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and Badger & Co.. In addition, Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement. The $65,819 includes a 10% mark-up retained by Badger & Co..

(d) The $20,300 in other compensation represents payments to Jeannine P. M. Webb made by Badger & Co. for services provided by Jeannine P. M. Webb to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and Badger & Co.. In addition, Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement. The $20,300 includes a 10% mark-up retained by Badger & Co..

Under the Administrative Agreement with Badger & Co., the Company is charged for the cost of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up. For the year ended December 31, 2002, the Company was charged as follows:

	Cost	Mark-up
Corporate and administrative wages (1) (2)	$82,762	$8,276
Office facilities and operations	$39,827	$10,784
Total in respect of the Administrative Agreement	$122,589	$19,060

(1) Includes $55,581for services provided by John S. Brock as President and CEO.

(2) Includes $20,300 for services provided by Jeannine P. M. Webb as CFO and Corporate Secretary.

Under the Exploration Agreement with Badger & Co., the Company is charged for the cost of exploration and field wages of JSB employees incurred by Badger & Co.  on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs incurred by the Company. For the year ended December 31, 2002 the Company was charged as follows:

	Cost	Mark-up
Exploration and field wages (1)	$83,934	$8,393
Exploration Project Management Fees	$None	$26,698
Total in respect of the Exploration Agreement	$83,934	$35,091

(1) Includes $65,819 for services provided by Wayne J. Roberts as Vice-President.

No amounts have been set aside or accrued by the Registrant during fiscal 2002 to provide for pension, retirement or similar benefits for directors or senior management of the Company pursuant to any plan provided for or contributed to by the Registrant. Except as discussed in "Options to Purchase Securities From Registrant", the Registrant has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors, senior management or employees.

The Registrant has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Registrant in fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 U.S. per executive officer.

No director or executive officer of the Registrant received other compensation in excess of the lesser of $25,000 U.S. or 10% of such officer's cash compensation as reported in the above table and all directors and executive officers as a group did not receive other compensation which exceeded $25,000 U.S. times the number of persons in the group or 10% of the compensation reported in the table set forth above.

C) BOARD PRACTICES

The Board of Directors of the Registrant is divided into three classes, designated as Class I, Class II, and Class III, to provide for a rotation of the terms of office for the directors on the Board of Directors. Directors are, except for those directors initially classified as Class I or II directors, appointed for three-year terms and placed in Class I, II or III as determined by the Board of Directors. The expiry of the term of a director is determined by the Class in which he is placed at the time of his election or appointment, with the term of all directors in one Class expiring at the end of the appropriate annual general meeting. Accordingly, at each annual general meeting, directors to replace those directors whose terms have expired are to be elected to hold office until the third succeeding annual general meeting, unless they resign sooner or cease to be directors in accordance with the Registrant's Articles. Any director whose term expires will be eligible for re-election. The Company's last annual general meeting was held on June 27, 2002and the next meeting will be held within 13 months of that date as specified in the Registrant's Articles. The Registrant's executive officers are appointed by and serve at the pleasure of the Board of Directors. Currently, the directors are classified as follows, and have their terms of office expire accordingly.

The following sets out the name of each Director and the expiry of their term:

Director	Class	Date Began Serving as a Director	Expiry Date
John S. Brock	III	1990	Annual General Meeting in the year 2004
Wayne J. Roberts	III	1990	Annual General Meeting in the year 2004
R. E. Gordon Davis	II	1994	Annual General Meeting in the year 2003
Lawrence Page	I	1989	Annual General Meeting in the year 2005
C. Douglas Proctor	I	1996	Annual General Meeting in the year 2005

The following sets out the name of the senior management (executive officers) and the term of their position:

Officers	Officership	Since	Expiry Date
John S. Brock	President Chief Executive Officer	1990 1990	At the discretion of the Board of Directors
Wayne J. Roberts	Vice-President, Exploration	1990	At the discretion of the Board of Directors
Jeannine P. M. Webb	Chief Financial Officer Corporate Secretary	1995 1997	At the discretion of the Board of Directors

Service Contracts

The Company's administrative and exploration requirements are being provided by Badger & Co. Management Corp ("Badger & Co."), a private company owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P. M. Webb. Under the Badger & Co. administrative services arrangement, the Company is charged for the cost of corporate and administrative wages of Badger &

Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co.'s on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up. Under the Badger & Co. exploration services arrangement, the Company is charged for the cost of exploration and field wages of Badger & Co. employees incurred by Badger & Co.'s on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs incurred by the Company.

Audit Committee

The Company's Audit Committee is composed of unrelated Directors. The Audit Committee members of the Company at May 1, 2003 are Lawrence Page, R. E. Gordon Davis and C. Douglas Proctor. The committee is responsible for reviewing the Company's financial reporting procedures, internal controls, and the performance of the Company's external auditors. The committee is also responsible fore reviewing the annual financial statements prior to their approval by the full Board of Directors.

Compensation Committee

The Company does not have a Compensation Committee.

D) EMPLOYEES

The Company has no employees. Services for the year 2002 were provided by 3 management personnel located in Vancouver, British Columbia, Canada.

E) SHARE OWNERSHIP

At May 1, 2003, directors and senior management of the Company beneficially owned directly or indirectly or exercised control or discretion over Common Shares of the Registrant as follows:

Name	Position	Shares	% of Shares Outstanding
John S. Brock	President, Chief Executive Officer and Director	944,416(1)	5.96%
Wayne J. Roberts	Vice-President, Exploration and Director	22,860	0.14%
Lawrence Page	Director	11,500	0.00%
R.E. Gordon Davis	Director	50,000	0.32%
C. Douglas Proctor	Director	Nil	0.00%
Jeannine P.M. Webb	Chief Financial Officer and Corporate Secretary	1,000	0.00%

(1) The 944,416 Common Shares include 854,806 Common Shares held by John S. Brock Limited, a British Columbia company owned by John S. Brock as to 70% and Wayne J. Roberts as to 30%. John S. Brock is also the Voting Trustee in respect of an additional 840,000 shares pursuant to the terms of a Voting Trust Agreement made December 20, 2002 between Wheaton River Minerals Ltd., John Brock as Voting Trustee and the Company. During the term of the Voting Trust Agreement, the Voting Trustee is entitled to exercise, as he in his sole discretion may deem fit, all the voting rights attached to the 840,000 shares.

Options to Purchase Securities from the Registrant

Stock Options

At December 31, 2002, stock options to purchase 200,000 Common Shares from the Registrant have been granted to a member of senior management of the Company or of JSB or Badger & Co. on the terms and conditions acceptable to the regulatory authorities in Canada. On January 3, 2003, the Registrant granted stock options to acquire a further 1,580,000 Common Shares at $0.15 per share until January 3, 2008 to directors, senior management and employees of the company or Badger & Co. Management Corp.

The Registrant also has a stock option plan (the "Plan") that was approved by the Registrant's shareholders at its Annual General Meeting held on May 7, 1997 and amended at its Annual General Meeting held on May 12, 2000, and further amended at its Annual General Meeting held on June 27, 2002, which amendment is subject to approval by the Exchange, and is administered by the Registrant's board of directors. Under the terms of the Plan as it is proposed to be amended, at December 31, 2002, the aggregate number of Common Shares issuable under the Plan is 2,000,000 Common shares, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding Common shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee and only by such optionee. The exercise price of the stock options shall be the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted. The term of each stock option shall not exceed 5 years from the date of grant. Under the policies of the TSX, upon the Registrant's adoption of the Plan, stock options may thereafter only be granted under the Plan.

The names and titles of the directors and senior management of the Registrant to whom outstanding stock options have been granted and the number of Common Shares subject to such stock options are set forth below as at December 31, 2002. The exercise price of the stock options is stated in Canadian dollars.

Number of

Exercise Price

            Expiration

Name

Position

Shares

Per Share

Date

Vance Loeber

Business

200,000*

$0.36

May 22, 2007

Development

Officer

Total

  200,000

* Granted under the Plan.

Share Purchase Warrants

At December 31, 2002, warrants in connection with property option agreements were outstanding to purchase up to 307,570 Common shares as to 7,570 Common shares at $0.90 per share until December 20, 2003, 200,000 Common shares at $0.20 per share until September 20, 2004 and 100,000 Common shares at $0.20 per share until October 22, 2004. In addition, warrants in connection with a Short Form

Offering Document were outstanding to purchase up to 4,455,000 Common shares at $0.35 per share until June 18, 2003 and warrants in connection with private placements were outstanding to purchase up to 1,500,000 Common shares at $0.15 per share until May 22, 2003 and up to 258,333 Common shares at $0.12 per share until December 20, 2003 and up to 20,000 Common shares at $0.12 per share until December 30, 2003.

ITEM VII        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A) MAJOR SHAREHOLDERS

The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

At May 1, 2002, the only persons or company who beneficially owned directly or indirectly or exercised control or discretion over Common Shares carrying more than 5% of the voting rights attached to all outstanding Common Shares of the Company were:

Name	Number of Shares	Percentage
John S. Brock (1)	944,416	5.96%
CDS & Co (2)	12,961,997	81.8%

(1)    The 944,416Common Shares include 854,806Common Shares held by John S. Brock Limited, a British Columbia company owned by John S. Brock as to 70% and Wayne J. Roberts as to 30%. (2)CDS & Co. is a depository enterprise.  It is the Registrant's understanding that CDS & Co. holds the specified Common Shares as shareholders of record in a nominal, fiduciary, trustee or similar capacity.  Accordingly, the names of the beneficial owners are not available to the Company unless the shareholders voluntarily elect to contact the Company or request disclosure of his, her or its identity.  The Registrant is unaware of the identities of the beneficial owners of these Common Shares.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals. The Company's major shareholders do not have different voting rights. There are no arrangements known to the Company which may at a subsequent date result in a change n control of the Company.

Based on the records of the Company's transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia Canada, there were 15,841,086 common shares of issued and outstanding at May 1, 2003, of which 47 were shareholders of record. To the best of the Company's knowledge, there were at May 1, 2003, 36 registered Canadian shareholders, 11 registered United States shareholders and nil international shareholders, representing15,412,375, 428,711 and nil Common Shares respectively, being 97.3%, 2.7% and nil% respectively of the Company's Common Shares then outstanding.

B)  RELATED PARTY TRANSACTIONS

Except as described below and as noted earlier herein, and in particular, as referenced in "Item VI -Compensation", no executive officer or senior management of the Registrant, nor any security holder listed in Item VII A of this Registration Statement, nor any spouse, relative, associate or affiliate of the foregoing persons, has any interest in any material transactions which occurred during the Company's last three fiscal years and involved the Registrant or any of its subsidiaries; or any presently proposed transaction involving the Registrant or any of its subsidiaries. Except as noted below, during the last three years and through the date of this Annual Report, no senior management or director, nor any associate thereof, was or is indebted to the Registrant or any of its subsidiaries.

Services Provided by Badger & Co. Management Corp.

Effective April 1, 2001, the Registrant entered into an administrative services agreement (the "Badger Administrative Agreement") with Badger & Co., a British Columbia company owned by John S. Brock (40%), Wayne J. Roberts (30%), and Jeannine P. M. Webb (30%) directors and/or officers of the Registrant. Badger & Co. received from the Registrant its pro rata share of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark- up. For the year ended December 31, 2002, an aggregate of $141,649 was paid to Badger & Co. for services performed and provision of office facilities pursuant to the Badger Administrative Agreement.

Effective April 1, 2001, the Registrant entered into an exploration management agreement (the "Badger Exploration Agreement") with Badger & Co. pursuant to which Badger & Co. would implement exploration programs on certain properties of the Company. Under the Badger Exploration Agreement, the Company was charged for the cost of exploration and field wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs. For the year ended December 31, 2002, the Company paid an aggregate of $119,025 to Badger & Co. for exploration and geological management services pursuant to the Badger Exploration Agreement.

Indebtedness to Company of Directors and Senior Management

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company.

C) INTERESTS OF EXPERTS AND COUNSEL

This Form 20F is being filed as an Annual Report under the Exchange Act and as such, there is no requirement to provide information under this section.

ITEM VIII         FINANCIAL INFORMATION

A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal years ended December 31, 2002, 2001 and 2000 which contain an Auditors' Report dated March 7, 2003,

Consolidated Balance Sheets as at December 31, 2002 and 2001, Consolidated Statements of Loss and Deficit, Consolidated Statements of Deferred Exploration and Mineral Property Expenditures, and Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000, and Notes to Consolidated Financial Statements.

Legal or Arbitration Proceedings

As of the date hereof, the Company is not party to any active or pending legal proceedings initiated by it and, to the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties. However, from time to time, the Company may become subject to claims and litigation generally associated with any business venture. In addition, the operations of the Company are subject to risks of accident and injury, possible violations of environmental and other regulations, and claims associated with the risks of exploration operations in foreign areas some of which cannot be covered by insurance or other risk reduction strategies. Since the Registrant is a Canadian corporation and the officers, directors and certain of the persons involved with the Company as professional advisors are resident in Canada, it may be difficult to effect service within the United States upon such persons or to realize on any judgment by a court of the United States which is predicated on civil liabilities under the 1933 Act. The Registrant's Canadian counsel have advised that there is doubt as to the enforceability in Canada, either in original actions or through enforcement of United States judgments, of liabilities predicated solely upon violations of the 1933 Act or the rules and regulations promulgated thereunder.

Dividend Distribution Policy

The Registrant has not paid any cash dividends on its Common Stock and has no present intention of paying any dividends. The current policy of the Registrant is to retain earnings, if any, for use in operations and in the development of its business. The future dividend policy of the Registrant will be determined from time to time by the Board of Directors.

B) SIGNIFICANT CHANGES

Prior to May 1, 2003, there have been no significant changes.

ITEM IX         THE OFFER AND LISTING

A) PRICE RANGE AND VOLUME OF SHARES OF COMMON STOCK

The following table sets forth the price ranges of the Registrant's shares on the Vancouver Stock Exchange, the Toronto Stock Exchange and the Canadian Venture Exchange for each of the most current five years, each of the quarters for the most current two years and each of the most current six months, after taking into effect the consolidation of the Registrant's capital on a ten (10) old shares for one (1) new share basis on December 5, 2001:

For each of the most current five years:

Year	High	Low
2002	$0.40	$0.09
2001	$0.40	$0.10
2000	$1.10	$0.40
1999	$1.80	$0.35
1998	$5.10	$0.30

For each of the quarters for the most current two years:

Quarter	High	Low
October to December, 2002	$0.17	$0.09
July to September, 2002	$0.26	$0.13
April to June, 2002	$0.40	$0.25
January to March, 2002	$0.29	$0.13
October to December, 2001	$0.40	$0.18
July to September, 2001	$0.40	$0.10
April to June, 2001	$0.50	$0.20
January to March,2001	$0.70	$0.30

For each of most current six months:

Month	High	Low
April, 2003	$0.12	$0.09
March, 2003	$0.13	$0.09
February, 2003	$0.15	$0.12
January, 2003	$0.16	$0.12
December, 2002	$0.09	$0.12
November, 2002	$0.16	$0.09

B) PLAN OF DISTRIBUTION

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C) MARKETS

The Registrant's Common Shares commenced trading on the Canadian Venture Exchange ("CDNX") (now the TSX Venture Exchange) of British Columbia and Alberta, Canada under the symbol "CXP" and CUSIP No. 664903 50 7 on December 5, 2001. The Registrant's transferable non-flow-through share purchase warrants commenced trading on the TSX Venture Exchange of British Columbia and Alberta, Canada under the symbol "CXP -WT" and CUSIP No. 135660 11 6 on June 18, 2002. The Registrant's Common Shares traded on The Toronto Stock Exchange ("TSE") in Ontario, Canada from April 18, 1997 to September 11, 2000, on the Canadian Venture Exchange ("CDNX") in British Columbia and Alberta, Canada under the symbol "NCW" from December 8, 2000 to December 4, 2001, and on the Vancouver Stock Exchange ("VSE") in British Columbia, Canada from November 18, 1987 to December 31, 1997. The Registrant's Common Shares were suspended from trading on the TSE effective September 11, 2000 for failure to meet minimum listing requirements through those facilities. The Registrant applied and was granted trading privileges on the CDNX to commence trading on December 8, 2000. The Company has no current plans to seek a listing on any U. S. exchange or on NASDAQ.

D) SELLING SHAREHOLDERS

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E) DILUTION

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F) EXPENSES OF THE ISSUE

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM X         ADDITIONAL INFORMATION

A) SHARE CAPITAL

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B) MEMORANDUM AND ARTICLES OF ASSOCIATION

The information called for by this item is contained in an Exhibit to the Company's Registration Statement on form 20F filed with the Commission on October 21, 1996 and Exhibits filed herewith. In particular:

1.	The Company's Memorandum and Articles are on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. 322353. Under the provisions of the Company Act (BC), the Company has the power and capacity of a natural person of full capacity except that it does not have the capacity to operate a railway as a common carrier nor to operate as a club. There are no further restrictions in the Company's memorandum, on the business that the Company can carry on nor on the powers the Company can exercise.

2.	Part 15 of the Company's articles sets out the circumstances whereby a director must not vote on a proposal, arrangement or contract in which the director is materially interested, article 12.2 sets out the directors' powers to determine their compensation, Part 8 of the Company's articles outlines the Company's borrowing powers exercisable by the directors and article 12.3 sets out that no shares are required to be held for director's qualification.

3.	The Company's common shares rank equally as to dividend rights, voting rights (even though the Company's directors stand for re-election at staggered intervals), rights to share in the Company's profits and liquidation rights. The Company's common shares are not, under the Company's memorandum and articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

4.	In accordance with the Company Act (BC) and Part 6 of the Company's articles, a special resolution is required to change the rights of holders of the Company's common shares. A special resolution is:
	(a)	a resolution passed by a majority of not less than 3/4 of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company
i) of which notice as the articles provide and not being less than 21 days' notice specifying the intention to propose the resolution as a special resolution, has been duly given, or
ii) if every member entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days' notice has been given, or

	(b)	a resolution consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of the company , and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the company.
5.	Part 9 of the Company's articles together with applicable corporate and securities laws contain the conditions governing the manner in which annual and extraordinary general meetings of shareholders are called including Advance Notice for Election of Directors and Notice of Meeting/Proxy Solicitation requirements. Part 10 of the Company's articles deals with proceedings at such meetings including quorum requirements.
6.	To the Company's knowledge, there are no limitations on the rights to own securities.
7.	There are no provisions of the Company's memorandum or articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

8.	There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.
9.	There are no conditions imposed by the memorandum and articles of the Company governing changes in the capital of the Company that are more stringent than is required by law.

C) MATERIAL CONTRACTS

During 2001, the Company and Teck Cominco entered into the Teck Cominco Agreement. Under the terms of the Teck Cominco Agreement, the Company issued to Teck Cominco 390,000 Units at $0.30 per Unit, which allow Teck Cominco to maintain future participation rights by providing staged funding to the Company in the aggregate amount of $480,000. An initial $117,000 was received prior to December 31, 2001. Each Unit consists of one common share and one $0.30 share purchase warrant. the warrants were exercised prior to December 31, 2002 and an additional $117,000 was provided to the Company. The Company received a further $246,000 for 820, 000 special warrants (issued in January, 2003) allowing for the purchase of 820,000 Common shares of the Registrant at $0.30 per share for a period of one year following the conversion of the special warrants. Each special warrant may be converted until October 16, 2003 and for no further consideration into a unit comprised of one share and one underlying warrants exercisable into one share at $0.30 per share for a period of one year from the date of exercise of the special warrant. For a more detailed description of the CEEx Program, see Item IV - Information of the Company - Business Overview.

During 2002 the Registrant entered into agreement to acquire the right to earn an 80% interest in Teck Cominco's interest in the Helmo West property, subject to back- in rights by Teck Cominco and an underlying vendor's net profits interest, by making staged exploration expenses totaling $2.0 million by December 31, 2005. Upon completion of the minimum expenditures, a joint venture will be formed, with the Registrant holding 80% and Teck Cominco holding 20%. In order to maintain its 80% interest in the joint venture, the Registrant must fund additional exploration to the completion of a pre-feasibility study. Teck Cominco will then have a one-time election to back-in for 60.8% interest in the project by funding a minimum of 200% of the Registrant's prior expenditures and completing a feasibility study. The Registrant will then have a 39.2% interest and the option to either fund its shares of production financing or negotiate with Teck Cominco for a carried interest through to production. For a more detailed description of the CEEx Program and the Hemlo West Property, see Item IV -Information of the Company - Business Overview.

During 2002 the Registrant entered into agreement to acquire the right to earn an 80% interest in Teck Cominco's interest in the Amos property, subject to back- in rights by Teck Cominco and an underlying vendor's net profits interest, by making staged exploration expenses totaling $2.0 million by December 31, 2005. Upon completion of the minimum expenditures, a joint venture will be formed, with the Registrant holding 80% and Teck Cominco holding 20%. In order to maintain its 80% interest in the joint venture, the Registrant must fund additional exploration to the completion of a pre- feasibility study. Teck Cominco will then have a one-time election to back- in for 60.8% interest in the project by funding a minimum of 200% of the Registrant's prior expenditures and completing a feasibility study. The Registrant will then have a 39.2% interest and the option to either fund its shares of production financing or negotiate with Teck Cominco for a carried interest through to production. During 2002, the Registrant entered into an agreement with an optionee whereby the optionee may acquire up to 50% of the Company's interest in the property by exercising three options by way of staged exploration expenditures totaling $2.0 million by September 30, 2003. Upon completion of each option period, the optionee has the right to convert its investment in the project into Common Shares of the Registrant at a predetermined conversion rate. Prior to December 31, 2002 the optionee relinquished the right to the property back to the Company. For a more detailed description of the CEEx Program and the Amos Property, see Item IV - Information of the Company - Business Overview.

During 2002 the Registrant entered into agreement to acquire up to a 51% interest in the Yukon Olympic property by making staged exploration expenditures totaling $1.5 million and staged share payments totaling 900,000 Common Shares by December 31,. A joint venture will the be formed with the Registrant holding 51% and the vendor holding49% through to completion of a preliminary feasibility study. Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of the Registrant's prior expenditures and completing a feasibility study. Should Teck Cominco earn the 51%, the Registrant would then hold 25% and the vendor 24%. In connection with the Yukon Olympic property, a finder's fee of 200,00 units comprised of 200,000 Common Shares and 200,000 warrants allowing for the purchase of up to a further 200,000 Common Shares at $0.20 per Common Share until September 20, 2004 was paid to a party related by virtue of common management and directorship. The vendor has the right to earn a 100% interest in the property subject to a 1.5% NSR. For a more detailed description of the CEEx Program and the Yukon Olympic Property, see Item IV - Information of the Company - Business Overview.

During 2002 the Registrant acquired the rights to earn an interest in the Big Bulk property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The Registrant may earn an initial 80% interest by spending $800,000 on exploration by December 31, 2005. Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51 % interest in the property by incurring 200% of the Registrant's prior expenditures and completing a feasibility study. Should Teck Cominco earn the 51%, the Registrant would then hold 25% and the vendor 24%. For a more detailed description of the CEEx Program and the Big Bulk Property, see Item IV - Information of the Company - Business Overview.

During 2002, the Registrant entered into an agreement to acquire a 100% interest in the VMS property by making staged payments of $35,000 and issuing 200,000 Common Shares in stages prior to December 31, 2005. A joint venture will then be formed with the Registrant holding 51% and the vendor holding 49% through to completion of a preliminary feasibility study. The vendor retains a 1.5% NSR. Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of the Registrant's prior expenditures and completing a feasibility study. Should Teck Cominco earn the 51%, the Company would then hold 25% and the vendor 24%. In connection with the MS property, a finder's fee of 100,000 units comprised of 100,000 Common Shares and 100,000 warrants allowing for the purchase of up to a further 100,000 Common Shares at $0.20 per Common Share until October 22, 2004 and reimbursement of costs of $5,000 were paid to a party related by virtue of common management and directorship. The related party has the right to reacquire a 1% NSR held by an underlying vendor for $1.0 million. For a more detailed description of the CEEx Program and the VMS Property, see Item IV - Information of the Company - Business Overview.

The Company has outstanding stock option agreements with directors, senior management and employees of the Company or Badger & Co. whereby the individua ls may acquire a certain number of Common Shares of the Registrant on or prior to certain expiry dates, at fixed prices. See "Item VI -Directors and Senior Management - Options to Purchase Securities from the Registrant".)

The Company has agreements with the Pan Atlantic group, whereby the holder of warrants may acquire up to 7,570 Common Shares of the Registrant at $0.90 per share on or before December 20, 2003. (See "Item IV- Information on the Company, Description of the Property".) In connection with property option agreements, the Company has warrants outstanding allowing for the purchase of up to 200,000 Common shares at $0.20 per share until September 20, 2004 and 100,000 Common shares at $0.20 per share until October 22, 2004. In connection with a Short Form Offering Document, the Company has warrants outstanding allowing for the purchase of up to 4,455,000 Common shares at $0.35 per share until June 18, 2003 and warrants in connection with private placements allowing for the purchase of up to 1,500,000 Common shares at $0.15 per share until May 22, 2003 and up to 258,333 Common shares at $0.12 per share until December 20, 2003 and 20,000 Common shares at $0.12 per share until December 30, 2003.

D) EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non- resident holders of the Registrant's securities. However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the Unites States. For further information concerning such withholding tax see "Item X Taxation" below.

There are no limitations under the laws of Canada, the Province of British Columbia, or in the charter or other constituent documents of the Registrant with respect to the right of non-resident or foreign owners to hold and/or vote shares of the Registrant's common stock. However, the Investment Canada Act (the "Act") enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the Act. For the purposes of the Act, "Control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business or the direct or indirect acquisition of interests in an entity that carries on a Canadian business, or which controls the entity which carries on the Canadian business. Under the

Act, control of a corporation, is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisitions of Canadian businesses with assets with a gross book value of Cdn. $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of Cdn. $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than Cdn. $5,000,000 and represents greater than 50% of the total value of the assets of all the entities, control of which is being acquired.

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the "Threshold") above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act. For 1997, for example, the Threshold was determined to be Cdn. $172,000,000.

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

1.	Engages in production of uranium and owns an interest in producing uranium property in Canada;
2.	Provides financial services;
3.	Provides transportation services;
4.	Is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. The re is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

E) TAXATION

The discussions summarize the material tax considerations relevant to an investment in shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the

Convention (as hereinafter defined) and are not resident in Canada, who hold shares as a capital asset, and who do not use or hold the shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "unconnected U.S. Shareholders" or "Holders"). The tax consequences of an investment in the shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax considerations is addressed only to Unconnected U.S. Shareholders whose "functional currency" within the meaning of section 985 of the Internal Revenue Code of 1986, as mended (the "Code"), is the U.S. dollar, and to U.S. citizens who are not residents in the U.S. for purposes of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax considerations does not address the tax treatment of Unconnected U.S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of the Registrant. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U.S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any particular Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax-exempt entities, banks, insurance companies and persons who hold the shares as part of a synthetic security, conversion transaction or "straddle" or hedging transactions may be subject to special and/or different rules not discussed below. Statements of legal conclusion of U.S. tax considerations as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax considerations. The discussion of U.S. tax considerations is based upon the provisions of the Code, and of published administrative practices of the Internal Revenue Service and judicial decisions, all of which are subject to change possibly with retroactive effect. Statements of legal conclusions of Canadian tax considerations as to the material Canadian federal income tax consequences of the acquisition, ownership and disposition of the shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax consequences. The discussion of Canadian tax considerations is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Convention between Canada and the U.S. of America with Respect to Taxes on Income and on Capital, as amended from time to time (the "Convention"), and our understanding of published administrative practices of Canada Customs and Revenue Agency (formerly, Revenue Canada) and judicial decisions, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U.S.

This discussion is not intended to be nor should it be construed as legal or tax advice to any particular investor. Therefore, prospective investors should consult their own tax advisors with respect to the tax consequences of an investment in the shares.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of distributions paid by the Registrant, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distributions in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the shares, but not below zero, and the remainder, if any, will be treated as taxable capital gain. In general, in computing its U.S. federal income tax liability, an

Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Unconnected U.S. Shareholder for such taxable year. The Code applies various limitations on the amount of the foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories, or "baskets", of income. For purposes of applying the foreign tax credit limitation, dividends are generally included in the passive income basket or the financial services income basket if received by a financial services entity. The amount of credit that may be claimed with respect to the basket of income to which the dividend is allocated, and to which the foreign taxes are attributable, generally may not exceed the same proportion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocable to such basket bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period requirement is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, investors should consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations. Dividends paid by the Registrant generally will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses by investors and "investment income" for purposes of the limitation on investors' investment interest expense. Dividends paid by the Registrant will not be eligible for the "dividends received deduction" generally allowed with respect to dividends paid by U.S. corporations under Section 243 of the Code, but may be eligible for the dividends received deduction which may be claimed by 10% corporate shareholders under Section 245 of the Code.

For U.S. federal income tax purposes, the amount of any distributions made on shares to an Unconnected U.S. Shareholder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the Unconnected U.S. Shareholder.

The sale of shares generally will result in the recognition of gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted basis in the shares. Provided the Holder is not considered a "dealer" in the shares sold, gain or loss upon the sale of shares will generally be capital gain or loss.

Capital losses are deductible to the extent of capital gains. Individual taxpayers may deduct excess capital losses up to $3,000 a year, $1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely. Unused capital losses of a corporation may be carried back three years and carried forward five years.

In the case of individuals, net capital gain from the disposition of property held for investment is excluded from investment income for purposes of computing the limitation on the deduction for investment interest applicable. An individual may, however, elect to include such net capital gain in investment income if such taxpayer reduces the amount of its net capital gain that is otherwise eligible for preferential capital gains tax treatment by such amount. In that event, such investment income would be taxable at ordinary income rates.

For any taxable year of the Registrant, if at least 75% of our gross income is "passive income", as defined in the Code, or if at least 50% of our assets, by average fair market value, or, prior to fiscal year 1998, possibly by adjusted tax basis, are assets that produce or are held for the production of passive income, the Registrant will be a passive foreign investment company "(PFIC"). If the Registrant is a PFIC for any taxable year during which an Unconnected U.S. Shareholder owns any shares, the Unconnected U.S. Shareholder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1298 of the Code, with respect to all of such Unconnected U.S. Shareholder's shares. If the Registrant were treated as a PFIC at any time during an Unconnected U.S. Shareholder's holding period for shares, such Unconnected U.S. Shareholder generally would be subject to additional tax as well as interest charges with respect to the deferral of tax for the period during which such shares were held. Any such additional tax and interest charges would apply upon the disposition of shares or the receipt of dividends. Additionally, any gain realized on the disposition of shares would be treated as ordinary income or taxable at ordinary income rates rather than as capital gain or taxable at capital gains rates, and the tax basis of the shares held by an Unconnected U.S. Shareholder generally would not be stepped up to fair market value at death. Under some circumstances, shareholders of a PFIC may elect to be taxed currently on their pro rata shares of PFIC income and capital gain or, in accordance with recently enacted legislation, report income currently on a mark to market basis with respect to their shares of stock in the PFIC.

The Registrant does not believe that it is likely to be a PFIC in the current or future taxable years; however, because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond its control and because the principles and methodology for determining the fair market values of its assets are unclear, there can be no assurance that the Registrant will not be a PFIC for such years. Special rules not described herein will also apply if the Registrant becomes a "controlled foreign corporation" for U.S. federal income tax purposes. The Registrant would be treated as a controlled foreign corporation if "U.S. Shareholders" were to own, actually or constructively, more than 50% of the total combined voting power or total value of the Registrant. For this purpose, the term "U.S. Shareholder" means a U.S. person who owns, actually or constructively, ten percent or more of the total combined voting power of the Registrant. In light of the ownership requirements necessary for our productions to constitute "Canadian-content" productions and for the Registrant to claim Canadian tax benefits, it is not anticipated that the Registrant will become a controlled foreign corporation for U.S. federal income tax purposes.

U.S. Information Reporting and Backup Withholding

Under U.S. treasury regulations that are generally effective with respect to payments made after December 31, 2000 (the "new withholding Regulations"), the proceeds of a sale of shares through a U.S. or U.S. related broker will be subject to U.S. information reporting and may be subject to the 30% (for tax year 2002) U.S. backup withholding requirements. Unconnected U.S. Shareholders ge nerally can avoid the imposition of U.S. non-resident withholding tax by reporting their taxpayer identification number on an Internal Revenue Service Form W-9. Non-U.S. shareholders generally can avoid the imposition of U.S. backup withholding tax by providing to their broker or paying agent a duly completed Internal Revenue Service Form W-8 BEN. Any amounts withheld under the backup/nonresident withholding rules will be allowed as a refund or a credit against the shareholder's U.S. Federal income tax, provided the required information is furnished to the Internal Revenue Service.

Dividends paid in the U.S. on the shares to Unconnected U.S. Shareholders or to non-U.S. shareholders through a U.S. or U.S. related person may be subject to the 30% (for tax year 2002) U.S. backup/non-resident withholding tax unless certification requirements are satisfied.

The New Withholding Regulations consolidate and modify the pre-2001 certification requirements and means by which a holder may claim exemption from U.S. federal income tax withholding and provide presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor. All holders should consult their tax advisors regarding the application of the New Withholding Regulations.

Canadian Tax Considerations

Dividends paid or credited, or that the Registrant deems to pay or credit, on the shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of the Registrant.

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon a disposition or deemed disposition of the shares, provided that the shares do not constitute "taxable Canadian property" of the Unconnected U.S. Shareholder within the meaning of the Tax Act. The shares will not generally constitute taxable Canadian property of the Unconnected U.S. Shareholder unless, at any time in the five-year period that ends at the time of the disposition, the Unconnected U.S. Shareholder, either alone or together with persons with whom the Unconnected U.S. Shareholder did not deal at arm's length, owned, had an interest in or the right to acquire 25% or more of the issued shares or any series or class of our capital stock. Even if the shares are taxable Canadian property, under the Convention, gains derived by an Unconnected U.S. Shareholder would generally not be taxable in Canada unless the value of the shares is derived principally from real property situated in Canada. The Registrant believe that the value of our shares is not currently principally derived, directly, or indirectly, from real property situated in Canada and do not expect this to change in the foreseeable future.

Canada does not currently impose any estate taxes or succession duties.

F) DIVIDENDS AND PAYING AGENTS

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G) STATEMENTS BY EXPERTS

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H) DOCUMENTS ON DISPLAY

Any documents referred to in this document may be inspected at the head office of the Company, #1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2 during normal business hours.

I) SUBSIDIARY INFORMATION

There is no information relating to the Registrant's subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the consolidated financial statements.

J) RISK FACTORS

The securities of the Registrant are highly speculative. In evaluating the Company, it is important to consider that the Company is a resource exploration enterprise and that it is in the exploratory stage of its operations. To date, the Company has had no revenues and there is no immediate expectation of revenues. A prospective investor or other person reviewing the Company should not consider an investment in the Registrant unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity and related party advances. Certain risks are associated with the Company's business including:

Business Risks of Mineral Exploration

The Company is engaged in the exploration of mineral resource properties. To date, any exploration program carried out by the Company has been an exploratory search for ore. Mineral exploration involves significant operating and investment risks and few properties which are explored are ultimately successfully developed into producing mines. The Company does not have any interests, direct or indirect, in producing mines or mineral properties which, as of the date hereof, have a known body of commercial ore. Exploration for mineral resources requires compliance with the laws of the jurisdiction in which the exploration is taking place and potential changes to laws relating to exploration activities, environmental considerations and ownership of the properties being explored can have a significant impact on the Company.

Uncertainty of Establishing Mineral Reserves

Locating mineral deposits depends on a number of factors, including the technical skill of the exploration personnel involved. Whether a mineral deposit, once discovered, will be commercially viable also depends on a number of factors, including the particular attributes of the deposit (i.e., the size and grade of the deposit and the proximity of the deposit to the mine development infrastructure) as well as the market prices of precious metals and ores, which can be highly volatile. Factors contributing to the uncertainty of establishing reserves of minerals may be resolved by further exploration for additional mineralization, establishment of infrastructure by non-related entities, development of improved mining technologies and increased market prices for the metals. In the event that the Company's exploration efforts succeed and established reserves of minerals are identified, but various factors make mining not commercially viable, the Company would postpone mine development until there was an improvement in the factors contributing to commercial viability. In the event that such commercial viability is never attained, the Company could seek to sell or otherwise realize value or could be required to abandon its business and fail as a "going concern."

Need for Additional Capital

Currently, exploration programs and feasibility studies are pursued by the Company with an objective of establishing mineralization of commercial quantities. The Company may fund the proposed programs and feasibility studies through equity financing and the possible exercise of outstanding options. Such funding would be dilutive to current shareholders. Should sources of equity financing not be available to the Company, the Company would seek a joint venture relationship in which the funding source could become entitled to a shared, negotiated interest in the property or the projects. If exploration programs carried out by the Company are successful in establishing ore of commercial quantities and/or grade, additional funds will be required to develop the properties and reach commercial production. In that event, the Company may seek capital through further equity funding, debt instruments, by offering an interest in the property being explored and allowing the party or parties carrying out further exploration or development thereof to earn an interest, or through a combination of funding arrangements. There can be no assurance of such funding sources. Furthermore, if the Company is not able to obtain the capital resources necessary to meet property payments or exploration or development obligations which now apply or which would apply in joint ventures with others, its potential as a "going concern" could be seriously affected.

Uncertainty of Ownership Rights and Boundaries of Resource Properties

There is no assurance that the rights of ownership and other rights in concessions held by the Company are not subject to loss or dispute particularly because such rights may be subject to prior unregistered agreements or transfers or other land claims and may be affected by defects and adverse laws and regulations which have not been identified by the Company. Notwithstanding that the exploration and exploitation concessions in respect of which the Company may hold various interests have been surveyed, the precise boundary locations thereof may be in dispute. Although the Company has exercised the usual due diligence with respect to title to properties in which it has a material interest, there is no guarantee that title to the properties will not be challenged or impugned. The Company's mineral property interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in the Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Uninsurable Risks

In the course of exploration and development of, and production from, mineral resource properties, certain risks, and in particular, unexpected or unusual geological formations and engineering operating conditions may occur and may expose the Company to liabilities. Should such liabilities arise the payment of such liabilities may have a material, adverse effect on the Company's financial position. It is not always possible to fully insure against such risks or the Company may elect not to cover such risks because of the high cost of such insurance. The Company may become subject to liability for pollution or hazards. Payment of liabilities for claims for such occurrences could reduce or eliminate any future profitability and could result in increasing costs and a decline in the value of the securities of the Company. Currently, the Company is a named insured with respect to Commercial General Liability and Excess Liability in a gross amount limited to $10 million (Cdn.) for each occurrence.

Uncertainty of Markets for Metals

The global market price for metals and in particular for gold and silver is influenced by numerous factors beyond the control of the Company. The world-wide precious metals market has experienced a degree of instability over the last few years, and a number of factors may impact future prices. Such factors include supply and demand, inflation, imposition of export controls, government regulated ad valorem taxes and royalties that may be imposed on metal production, refining costs and penalties, labor problems experienced by large producers and market price fluctuations resulting from speculative and production hedging activity. The exact effect of these factors cannot be accurately predicted and the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Necessity for Permits and Licenses

The operations of the Company require licenses and permits from various governmental authorities.

While the Company currently has been granted all requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Company will be able to obtain renewals of all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Impact of Environmental Regulations

The Company's operations are subject to environmental regulations promulgated by government agencies.

Competition

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company. Nevertheless, the market for the Company's possible future production of minerals tends to be commodity rather than enterprise oriented since mineral products tend to be fungible. As a result, the competitive factors are principally impacted by overall market issues rather than by corporate presence and strength. Accordingly, the Company expects to compete by keeping its production costs low (as yet, the Company does not have any property in the development or production stage) through judicious selection of the property to be developed and by keeping overhead and other charges within industry standards.

Dependence on Management

The future success of the Company depends on the abilities and efforts of a small number of individuals. Loss of the services of any of the described persons could adversely affect the Company's business prospects. While the Company believes that it will be able to recruit and retain personnel with the skills required for future growth, there can be no assurance that it will be successful in such efforts. Failure to do so could have an adverse impact upon the Company's business, the results of its operations and its prospects.

Potential Conflicts of Interest

The Directors of the Company serve as directors of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company's participation. The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the company and its shareholders. However, in conflict of interest situations, directors of the Registrant may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that the needs of the Registrant will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Indemnity and Protection of Directors, Officers and Employees

Article 19.1 of the Registrant's Articles states:

"Subject to the provisions of the Company Act [the British Columbia Company Act], the directors shall cause the Company to indemnify a director or former director of the Company and the directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses including any amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his or their being or having been a director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each director of the Company, on being elected or appointed, shall be deemed to have contracted with the Company on the terms of the foregoing indemnity."

The Article also provides similar protection for officers and employees for liabilities incurred arising out of the performance of their duties or by reason of their position with the Registrant. Thus, the Registrant may be required to pay amounts to settle any such claims that may arise, if any. The impact of any such possible future indemnity protection cannot be determined at this time. Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

Ownership By Officers and Directors

As of May 1, 2003, current directors and senior management of the Registrant beneficially owned or controlled 729,776 Common Shares and have rights to acquire 1,615,000 Common Shares, resulting in ownership after acquisition and issuance of 2,344,776, approximately 9.70% of the fully diluted 24,161,989 Common Shares. As a result, in addition to their influence as officers and directors, if such persons act together as shareholders, they can substantially impact shareholder voting results.

Potential Dilution

Commitments exist which could require the issuance of additional shares of the Registrant, such as by way of the exercise of stock options and the exercise of outstanding share purchase warrants. Furthermore future equity financings, property transactions, and issuance of additional stock options among other things may require the subsequent issuance of the Registrant's securities.

No U.S. Listing of the Company's Securities

As noted above, the Registrant's Common Shares are listed on the CDNX. The Registrant's investor base is located principally outside the United States and therefore, it has no current plans to apply for the listing of its shares or to otherwise qualify its securities on any U. S. stock exchange or the NASDAQ automated quotation system. As a result, the market on the Registrant's securities is limited, particularly in the United States. If market interest changes and the Registrant meets the applicable eligibility requirements of NASDAQ or other U.S. exchanges in the future, it may reconsider this policy. Investors should recognize that U.S. market liquidity will not be readily available.

Variations in Operating Results

The Registrant was incorporated on February 24, 1987 and since incorporation has not realized net income nor paid dividends. During the years ended December 31, 2002, 2001, and 2000, the Company had net losses of $1,022,609, $388,599 and $2,692,574, respectively, shareholder deficits of $18,524,354, $17,501,745 and $17,113,146 respectively, and per share losses of $0.12, $0.11 and $0.79 respectively. For further information with respect to the foregoing, see "Item III Key Information - Selected Financial Data" and "Item V Operating and Financial Review and Prospects". There is no assurance that these trends in operating results will change.

Plan of Operations and Financial Sources and Liquidity

At May 1, 2003, the Registrant had 15,841,086 Common Shares outstand ing, outstanding options expiring on various dates through January 3, 2008, entitling the holders to purchase up to 1,780,000 Common Shares at prices ranging from $0.15 to $0.36 per share, warrants, in connection with property option agreements providing for the issuance of up to 307,570 Common Shares on the exercise of warrants at prices ranging from $0.20 to $0.90 per share (see "Item VI Information on the Company, Description of the Property), 9,608,833 warrants allowing for the issuance of 6,233,333 Common Shares at prices ranging from $0.12 to $0.35 per share in connection with private and public placements and special warrants, in connection with a funding and participation agreement, providing for the issuance of up to 820,000 Common Shares at $0.30 per share on the conversion of the special warrants (see "Item VI Information on the Company, Description of the Property).

During 2002, the Company issued 390,000 Common Shares for proceeds of $117,000 and received $246,000 as payment for 820,000 special warrants which were issued in 2003, pursuant to the Teck Cominco Agreement. The Company also issued 9,841,666 share for gross proceeds of $2,198,000 in connection with public and private placements.

At December 31, 2002, the Company had working capital of $613,098. At December 31, 2002, the Company had sufficient working capital to meet its administrative and overhead expenses anticipated for the twelve months ending December 31, 2003 (approximately $400,000).

To date, the Company's mineral exploration activities have been funded through sales of common shares. The Company's ability to continue operations is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern. The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

ITEM XI        QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is in the business of mineral exploration. Gold prices and foreign exchange rates may fluctuate widely from time to time. The Company has not entered into market instruments for trading or other purposes. The Company has limited exposure to such risk at the present time as it has no mineral property assets or operations.

ITEM XII        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

PART II

ITEM XIII        DEFAULTS, DIVIDENDS, ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking fund or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company. There are no payments of dividend by the Registrant in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Registrant.

ITEM XIV        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material modification to the rights of security holders

There have been no material modifications to the rights of security holders during the most current fiscal year.

Use of proceeds

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM XV         CONTROLS AND PROCEDURES

Evaluation and disclosure controls and procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended) as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

Changes in internal controls

There were no significant changes made in the Company's internal controls or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM XVI        AUDIT COMMITTEE FINANCIAL EXPERT

At December 31, 2002, the Registrant has one audit committee financial expert serving on its audit committee, being C. Douglas Proctor, CA.

PART III

ITEM XVII        FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see note 8 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see "Item III -Key Information, Selected Financial Data - Exchange Rate Data".

ITEM XVIII     FINANCIAL STATEMENTS

Not applicable.

ITEM XIX         EXHIBITS

Financial Statements

(i) Management's Responsibility to Financial Reporting

(ii) Auditors' Report dated March 7, 2003

(iii) Consolidated Balance Sheets as at December 31, 2002 and 2001

(iv) Consolidated Statements of Loss and Deficit for the years ended December 31, 2002, 2001 and 2000

(v) Consolidated Statements of Deferred Exploration and Mineral Property Expenditures for the years ended December 31, 2002, 2001 and 2000 (vi) Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000 (vii) Notes to the Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

1.1* Certificate of Incorporation of Progressive Minerals Ltd., dated February 24, 1987

1.2* Certificate of Name Change to change corporate name to Northern Crown Mines Ltd. ("Registrant"), dated February 10, 1989

1.2.1* Altered Memorandum as filed on June 18, 1997 1.2.2* Altered Memorandum as filed on August 23, 2000

1.3* Restated Articles of Registrant, as filed on May 4, 1990

1.3.1* Amendment to Restated Articles of Registrant as filed on July 21, 1998 1.3.2* Amendment to Restated Articles of Registrant as filed on July 21, 1998

2.1* Warrant Transfer Agency Agreement between Registrant and Montreal Trust Company of Canada with respect to B Warrants, dated January 15, 1996

2.2* Amending Warrant Transfer Agency Agreement between Registrant and Montreal Trust Company of Canada with respect to B Warrants, dated January 31, 1996

2.3* Agent's Warrant (Non-Transferable) for Purchase of Shares between Registrant and Canaccord Capital Corporation, dated January 15, 1996.

 2.4* Form of Stock Option with respect to Common Shares without par value

2.5*  Special Warrant Indenture between the Registrant and Montreal Trust Company of Canada dated as of November 28, 1996

2.6*  Warrant Indenture between the Registrant and Montreal Trust Company of Canada dated as of November 28, 1996

2.7* Escrow and Custodial Agreement among Montreal Trust Company of Canada, Newcrest Capital, Inc., CIBC Wood Gundy Securities, Inc., and First Marathon Securities Limited dated as of November 28, 1996

2.8 * Agent's Special Warrants to Acquire Agent's Warrants of Northern Crown Mines Ltd. dated as of November 28, 1996

2.9 * Agent's Compensation Warrants to Purchase Shares of Northern Crown Mines Ltd. dated as of November 28, 1996

2.10* Agency Agreement dated as of November 28, 1996

3.1*  Administrative Services Agreement between Registrant and John S. Brock, dated January 1, 1996

3.2* Exploration Program Management Agreement between John S. Brock Limited and Registrant, dated January 1, 1996

3.3* Letter of Understanding to Mr. Roy A. Martin from Registrant, dated June 3, 1991

3.4* Engagement Agreement among Registrant, Mr. Don Cross and Ms. Francine Quevillon, dated January 17, 1992

3.5* Declaration of Concession (Zamora), dated February 23, 1995 (in Spanish)

3.6* Declaration of Concession (Alcaraz), dated February 16, 1995 (in Spanish)

3.7* Declaration of Concession (Ruiz), dated February 16, 1995 (in Spanish)

3.8* Engagement Agreement between Registrant and Mr. Peter Risby, dated April 16, 1996

3.9* Option To Purchase Agreement between Registrant and Pan Atlantic Group Holdings Inc., dated March 25, 1996

3.10* Agreement for Exploration and Unilateral Promise To Sell Agreement between Minera Campanillas, S.A. de C.V. and Minera Sierra Pacifico, S.A. de C.V., dated July 10, 1992, as amended December 15, 1993 (amendment in Spanish and English; underlying agreement in Spanish only)

3.10.1*  Amending agreement between Minera Campanillas, S.A. de C.V. and Minera Tatemas, S.A. de C.V., dated July 14, 1997

3.10.2* Amending agreement between Minera Campanillas, S.A. de C.V. and Minera Tatemas, S.A. de C.V., dated September 29, 1998

3.11* Option Agreement between Minera Sierra Pacifico, S.A. de C.V. and Desarrollos Mineros Del Pacifico, S.A. de C.V., dated as of October 20, 1993, as amended by correspondence dated January 15, 1995, December 6, 1994, November 30, 1994 and September 15, 1994.

3.11.1* Option Agreement amendment between Minera Sierra Pacifico, S.A. de C.V and Desarrollos Mineros Del Pacifico, S.A. de C.V., dated April 15, 1998 and March 15, 1999

3.12* Agreement with respect to the acquisition of the Mariposa Properties by the Company (for exploration and development) among certain individuals, Pan Atlantic Group Holdings Inc. and Northern Crown Mines Ltd. dated October 25, 1996.

3.12.1* Agreement with respect to the settlement of debt for the acquisition of the Mariposa Properties by the Company (for exploration and development) among certain individuals, Pan Atlantic Group Holdings Inc. and Northern Crown Mines Ltd. dated January 17, 1997.

3.13* Exploration Services and Program Management Agreement between the Registrant and John S. Brock Limited dated January 1, 1997.

3.14* Administrative Services Agreement with John S. Brock Limited dated January 1, 1997.

3.15* Corporate Development Services letter Agreement with Rescom Consultants Ltd. dated April 1, 1997

3.16* Stock Option Plan effective May 7, 1997.

3.17* Minera Tatemas incorporation document (in Spanish) dated February 13, 1997.

3.18* Northern Crown Mines Ltd. Shareholders Rights Plan dated March 20, 1998.

3.19* Minera Reina Isabel incorporation document (in Spanish) dated December 15, 1999.

3.20* Supplementary agreement (in Spanish) with respect to the sale of the shares of Minera Sierra Pacifico, dated December 3, 1999.

3.21* Option agreement (in Spanish) with respect to the sale of the shares of Minera Sierra Pacifico, dated November 10, 1999.

3.22* Sale of shares of Minera Sierra Pacifico agreement (in Spanish), dated November 10, 1999.

3.23* Exploration and option agreement between Minera Reina Isabel and Meridian, dated December 29, 2000.

3.24* Exploration and option purchase agreement between Minera Tatemas and Meridian, dated December 29, 2000.

3.25* Form of Stock Option agreement with respect to Common Shares without par value

3.26* Funding and participation agreement with Teck Cominco dated December 4, 2001

3.27 Amendment to the Funding and participation agreement with Teck Cominco dated February 20, 2002

3.28 Amendment to the Funding and participation agreement with Teck Cominco dated April 30, 2002

3.29 Amendment to the Funding and participation agreement with Teck Cominco September 15, 2002

3.30 Yukon Olympic property Assignment and assumption agreement between Western Prospector Group Ltd., Canadian Empire Exploration Corp. and Copper Ridge Exploration Inc. dated September 20, 2002

3.31 VMS property Assignment and assumption agreement between Western Prospector Group Ltd., Canadian Empire Exploration Corp. and Fayz Yacub dated October 22, 2002

3.32 Big Bulk property agreement dated August 15, 2002

3.33 Amos Property Option Agreement with Wheaton River Minerals Ltd.dated June 5, 2002

3.34 Hemlo West and Amos properties agreement with Teck Cominco dated March 5, 2002

3.35 Certificate of Name Change to change corporate name to Canadian Empire Exploration Corp. ("Registrant"), dated August 14, 2002

*Previously Filed

INDEX TO FINANCIAL STATEMENTS

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

March 7, 2003

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

"Jeannine P.M. Webb"	"John S. Brock"

Jeannine P.M. Webb	John S. Brock
Chief Financial Officer	President

Auditors' Report

To the Shareholders of

Canadian Empire Exploration Corp.

We have audited the consolidated balance sheets of Canadian Empire Exploration Corp. (formerly Northern Crown Mines Ltd.) (an exploration stage company) as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit, deferred exploration and mineral property expenditures and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada

March 7, 2003

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 7, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada

March 7, 2003

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)
(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2002 and 2001

(expressed in Canadian dollars)

	2002	2001
	$	$

Assets
Current assets
Cash and cash equivalents	729,735	54,237
Accounts receivable	69,570	208,798

	799,305	263,035
Resource assets (note 3)	1,008,652	-
Property, plant and equipment	-	2,236

	1,807,957	265,271

Liabilities
Current liabilities
Accounts payable and accrued liabilities	155,584	176,073
Due to management company (note 5)	30,623	36,074

	186,207	212,147

Shareholders' Equity
Capital stock (note 4)
Authorized
250,000,000 common shares without par value
Issued
15,841,086 common shares (2001 - 3,919,420)	19,835,320	17,490,085
Special warrants (note 4)	246,000	-
Contributed surplus	64,784	64,784
Deficit	(18,524,354)	(17,501,745)

	1,621,750	53,124

	1,807,957	265,271

Nature of operations and going concern (note 1)

Approved by the Board of Directors

"John S. Brock" Director	"Wayne J. Roberts"	Director

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)
(an exploration stage company)
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002	2001	2000
	$	$	$

Administration expenses
Audit and related services	14,887	20,000	20,000
Bank charges	1,070	758	1,418
Consulting	14,805	2,450	-
Depreciation	-	58	143
Insurance	2,369	2,084	2,010
Interest on promissory note (note 5)	-	4,013	15,720
Legal	78,474	91,166	58,668
Loss (gain) on foreign exchange	173	1,298	(3,140)
Office operations and facilities	67,350	113,309	86,806
Salaries and wages	71,206	49,614	54,042
Shareholder communication	136,145	455	-
Transfer agent and filing fees	45,206	28,729	26,670
Travel	1,151	9,416	19,831

	432,836	323,350	282,168

Other expenses (income)
Interest income	(4,650)	(3,087)	(1,179)
Write-off of account receivable (note 3)	199,672	-	-
Loss on disposal of assets	-	-	21,840
Write-off of exploration expenditures (note 3)	394,751	63,245	1,103,379
Write-off of property acquisition costs (note 3)	-	5,091	1,286,366

	589,773	65,249	2,410,406

Loss for the year	1,022,609	388,599	2,692,574

Deficit - Beginning of year	17,501,745	17,113,146	14,420,572

Deficit - End of year	18,524,354	17,501,745	17,113,146

Basic and diluted loss per common share	0.12	0.11	0.79

Weighted average number of common shares
outstanding	8,657,892	3,531,045	3,393,498

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)
(an exploration stage company)
Consolidated Statements of Deferred Exploration and Mineral Property Expenditures
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002	2001	2000
	$	$	$

Exploration and mineral property expenditures
Accommodation	38,458	926	174
Assay and geochemical analysis	29,305	-	-
Consulting	92,265	9,291	41,550
Depreciation	2,236	838	12,504
Drilling	581,627	-	-
Environmental and permitting	100	905	-
Expediting	7,032	2,007	86
Field supplies	15,772	64	-
Fuel	9,965	-	-
Maps, printing and drafting	4,900	1,370	82
Project management fees	27,053	4,538	2,765
Property acquisition costs	91,159	5,091	48,974
Salaries and wages	201,904	43,144	35,948
Surveys	92,627	-	-
Transportation	209,000	162	224

	1,403,403	68,336	142,307

Consideration received relating to the sale of Guadalupe	-	(657,051)	(76,222)
Write-off of exploration expenditures	(394,751)	(63,245)	(1,103,379)
Write-off of property acquisition costs	-	(5,091)	(1,286,366)
Reclassification (note 3)	-	(199,672)	-

	(394,751)	(925,059)	(2,465,967)

Increase (decrease) in exploration and mineral
property expenditures	1,008,652	(856,723)	(2,323,660)
Balance - Beginning of year	-	856,723	3,180,383

Balance - End of year (note 3)	1,008,652	-	856,723

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)
(an exploration stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002	2001	2000
	$	$	$
Cash flows from operating activities
Loss for the year	(1,022,609)	(388,599)	(2,692,574)
Items not affecting cash
Depreciation	-	58	143
Write-off of account receivable	199,672	-	-
Loss on disposal of assets	-	-	21,840
Write-off of exploration expenditures	394,751	63,245	1,103,379
Write-off of property acquisition costs	-	5,091	1,286,366

	(428,186)	(320,205)	(280,846)
Changes in non-cash working capital items
Decrease (increase) in accounts receivable	(60,444)	(2,795)	155,733
Decrease in current liabilities	(25,940)	(373,928)	(14,930)

	(514,570)	(696,928)	(140,043)

Cash flows from financing activities
Issue of common shares	2,315,000	117,000	263,715
Special warrants	246,000	-	-
Advances from related party	-	-	15,719
Share issue costs	(362,765)	(1,934)	-

	2,198,235	115,066	279,434

Cash flows from investing activities
Property acquisition costs	(13,159)	-	-
Sale of property, plant and equipment	-	-	9,257
Exploration expenditures - net of depreciation	(995,008)	(67,498)	(129,803)
Sale of Guadalupe property (note 3)	-	657,051	-

	(1,008,167)	589,553	(120,546)

Increase in cash and cash equivalents	675,498	7,691	18,845
Cash and cash equivalents - Beginning of year	54,237	46,546	27,701

Cash and cash equivalents - End of year	729,735	54,237	46,546

Supplemental cash flow information
Non-cash operating and financing activities
Settlement of accounts payable by acquiror of Guadalupe
property (note 3)	-	-	(76,222)
Issue of shares on repayment of promissory note	-	-	380,260
Issue of shares for share issue costs	60,000	-	-
Issue of shares for mineral property costs	393,000	-	-

	453,000	-	304,038

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

1  Nature of operations and going concern
Canadian Empire Exploration Corp. (formerly Northern Crown Mines Ltd.) (the company) is in the business of acquiring and exploring mineral properties.

The company has not yet determined whether its properties contain mineral deposits that are economically recoverable. All of the company's mineral property interests are currently located in Canada. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable mineral deposits, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

As at December 31, 2002, the company had cash and cash equivalents of $729,735 and working capital of $613,098. Management of the company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year as they fall due.

The company's ability to continue operations is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern. Such adjustments could be material.

2 Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in Canada. Except as disclosed in note 8, these consolidated financial statements conform in all material respects with U.S. GAAP.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its fully integrated foreign subsidiaries, Minera Reina Isabel, S.A. de C.V. (Minera Reina) and Minera Tatemas, S.A. de C.V. (Minera Tatemas), which were incorporated to carry out mineral exploration and development programs in Mexico.

(1)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

Resource assets

The company records its interests in mineral properties at cost less option payments received and other recoveries. Exploration expenditures relating to these interests are capitalized until the properties to which they relate are placed into production, sold or allowed to lapse. These expenditures will be amortized over the estimated useful life of the property using the units-of-production method over proven and probable reserves following commencement of production, or written off if the mineral properties or projects are sold or allowed to lapse. General exploration expenditures are expensed as incurred.

On a quarterly basis, senior management reviews the carrying value of deferred mineral property acquisition and exploration expenditures to assess whether there has been any impairment in value. In the event that mineral deposits are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Although management has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and be in non-compliance with regulatory requirements.

Mineral property option agreements

Option payments are made at the discretion of the optionee and, accordingly, are accounted for when received. Option payments received will be treated as a reduction of the carrying value of the related mineral property and deferred costs until the company's costs are recovered. Option payments received in excess of costs incurred will be credited to income.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining-balance method at a rate of 30% per annum.

(2)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

Income taxes

Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Income and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains and losses arising on translation are included in loss for the year.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. The effect of exercise of share options and warrants would be anti-dilutive.

During the year ended December 31, 2001, the company consolidated its outstanding common shares such that every 10 shares outstanding were replaced by one new common share. The comparative year calculations of loss per share have been adjusted to show the information on a post-consolidation basis.

Stock-Based Compensation

Effective January 1, 2002, the company adopted the requirements of the new standard on the accounting for stock-based compensation. The company elected not to adopt the fair value method of accounting for stock options. No compensation expense is recognized if the exercise price of the stock options at date of grant is equal to market value. Grants of stock options to non-employees and direct awards of stock to employees and non-employees are accounted for using the fair value method of accounting. Consideration paid for shares on exercise of share options is credited to capital stock.

Financial instruments

Cash and cash equivalents, accounts receivable, accounts payable and due to management company are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity.

(3)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

3 Resource assets

a) Hemlo West property

During 2002, the company entered into an agreement with Teck Cominco Limited (Teck Cominco) to acquire the rights to earn an interest in the Hemlo West property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The company may earn an initial 80% interest by spending $2 million on exploration by December 31, 2005 ($276,195 spent by December 31, 2002). Upon completion of the minimum in exploration expenditures, a joint venture will be formed with the company holding 80% and Teck Cominco holding 20%. In order to maintain its 80% interest in the joint venture, the company is required to fund additional exploration to the completion of a pre-feasibility study. Teck Cominco then have a one-time election to back-in for 60.8% interest in the project by funding a minimum of 200% of the company's prior expenditures and completing a feasibility study. The company would then have a 39.2% interest in the property and the option to either fund its share of production financing or negotiate with Teck Cominco for a carried interest through to production.

b) Amos property

During 2002, in connection with the Teck Cominco Agreement (note 4(b)) the company acquired the rights to earn an interest in the Amos property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The company may earn an initial 80% interest by spending $2 million on exploration by December 31, 2005 ($325,065 spent by December 31, 2002). The terms of the agreement are identical to those as described for the Hemlo West property. During 2002, the company entered into an agreement with an optionee whereby the optionee may acquire up to 50% of the company's interest in the property, by exercising three options by way of staged exploration expenditures totalling $2 million by September 30, 2003, as follows:

  Option 1: The optionee may incur exploration expenditures of $300,000 to earn a 7.5% interest in the property

(4)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

  Option 2: The optionee may incur a further $700,000 in exploration expenditures to increase its interest by 17.5%.
  Option 3: The optionee may incur a further $1,000,000 in exploration expenditures to increase its interest by 25%.

Upon completion of each option period, the optionee has the right to convert its investment in the project into common shares of the company at a predetermined conversion rate (840,000 common shares issued to December 31, 2002 at a market value of $315,000). Prior to December 31, 2002, the optionee relinquished the right to the property back to the company.

c) Yukon Olympic property

During 2002, the company entered into agreement to acquire a 51% interest in the Yukon Olympic property by making staged exploration expenditures totalling $1.5 million ($182,040 spent by December 31, 2002) and issuing 900,000 common shares in stages prior to December 31, 2005 (300,000 common shares issued in 2002). A joint venture will then be formed with the company holding 51% and the vendor holding 49% through to completion of a preliminary feasibility study. Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of the company's prior exploration expenditures and completing a final feasibility study. Should Teck Cominco earn the 51%, the company would then hold 25% and the vendor 24%. In connection with the Yukon Olympic property, a finder's fee of 200,000 common shares was paid to a party related by virtue of common management. The vendor has the right to earn a 100% interest in the property subject to a 1.5% NSR.

d) Big Bulk property

During 2002, in connection with the Teck Cominco Agreement, the company acquired the rights to earn an interest in the Big Bulk property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The company may earn an initial 80% interest by spending $800,000 on exploration by December 31, 2005 ($131,617 spent by December 31, 2002). Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of prior exploration expenditures and completing a final feasibility study. Should Teck Cominco earn the 51%, the company would then hold 25% and the vendor 24%.

(5)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

e) VMS property

During 2002, the company entered into an agreement to acquire a 100 % interest in the VMS property by making staged payments of $35,000 ($5,000 paid to December 31, 2002) and issuing 200,000 common shares in stages prior to December 31, 2005 (50,000 common shares issued in 2002). A joint venture will then be formed with the company holding 51% and the vendor holding 49% through to completion of a preliminary feasibility study. The vendor retains a 1.5% NSR. Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of prior exploration expenditures and completing a final feasibility study. Should Teck Cominco earn the 51%, the company would then hold 25% and the vendor 24%. In connection with the VMS property, a finder's fee of 100,000 common shares and reimbursement of costs of $5,000 were paid to a party related by virtue of common management. The related party has the right to reacquire a 1% NSR held by an underlying vendor for $1 million.

f) Meridian property

During 2002, in connection with the Teck Cominco Agreement (note 4(b)) the company acquired the rights to earn an interest in the Meridian property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The company may earn an initial 80% interest by spending $800,000 on exploration by December 31, 2005 ($346,866 spent by December 31, 2002). During the year, the company relinquished its rights to the Meridian property and wrote off $346,866 in exploration expenditures.

g) During 2002, the company wrote off amounts relating to other properties of $45,647 (2001 - $nil).

h) Guadalupe property

The Guadalupe property is comprised of four groups of concessions, three of which are governed by separate acquisition agreements.

During the year ended December 31, 2002, the company entered into agreements whereby the company assigned its rights to the Guadalupe property in consideration for the optionor paying the company US$390,000, settling payables of US$50,000 ($76,222) on the company's behalf in 2000 and making future option payments directly to the underlying vendors.

As a result of the above agreements, the company wrote down the carrying value of the Guadalupe property at December 31, 2000 to its estimated net realizable value of $856,723. The estimated net realizable value comprised the cash payments of US$390,000 and estimated IVA recoverable of US$170,000.

During 2001, the optionor paid US$390,000 in cash to the company and subsequently terminated the agreements. This effectively returned the right to the Guadalupe property to the company, who subsequently relinquished the options to the underlying vendors.

(6)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

During 2001, the company received reimbursement of US$26,247 from the Government of Mexico for value-added tax paid by the company's Mexican subsidiaries in prior years. The remaining value-added tax balance of $199,672 was reclassified to accounts receivable.

During 2002, the company determined that it was not financially practicable to continue pursuing collection of the amount and accordingly the remaining balance of $199,672 was written off.

i) The Guadalupe's four groups of concessions, all of which were relinquished in 2001, are as follows:

i) Guadalupe concession

The company held an option to earn 100% interest in the Guadalupe concession for total consideration of US$1,733,744 , of which US$1,258,744 was paid prior to December 31, 2000.

ii) Los Reyes Norte concession

The Los Reyes Norte property is divided into two properties, the North Block and South Block. The company held an option to earn a 50% joint venture interest in the North Block by making exploration expenditures totalling US$1,000,000 on or before December 31, 2005, of which US$500,000 was expended. During 1999, the company acquired a 100% interest in the South Block by issuing 1,675,000 shares of the company to the optionor.

iii) Los Reyes Oeste concession

The company acquired a 100% interest in the Los Reyes Oeste property by making payments totalling US$450,000 on or before December 31, 1997 and issuing 1,575,000 shares of the company to the optionor during 1999.

iv) Mariposa concession

The company held an option to earn a 100% interest in the Mariposa concession by making payments totalling US$1,177,500 on or before December 31, 2004, of which US$527,500 was paid to December 31, 2000.

During 1999, the company issued 200,000 shares of the company to the optionors with 200,000 warrants attached, entitling the holder to acquire a total of 100,000 shares at prices ranging from $0.05 per share to $0.09 per share on or before December 20, 2003. During the year ended December 31, 2000, 24,300 shares were issued on the exercise of warrants at $0.05 per share for total consideration of $1,215.

(7)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

4 Capital stock

Authorized
        250,000,000 common shares without par value

Issued and outstanding

		Number of
		shares	Amount
			$
December 31, 1999		27,163,141	16,731,044
	For cash
	Exercise of warrants	2,649,300	263,715
	For repayments of promissory note	5,481,762	380,260

December 31, 2000		35,294,203	17,375,019
	10:1 consolidation on December 5, 2001	(31,764,783)	-
	For cash
	Private placement	390,000	117,000
	Less: Share issue costs	-	(1,934)

December 31, 2001		3,919,420	17,490,085
	For cash
	Private placements	4,441,666	578,000
	Public offering	5,400,000	1,620,000
	Warrants	390,000	117,000
	For share issue costs	200,000	60,000
	For mineral properties	1,490,000	393,000
	Less: Share issue costs	-	(422,765)

December 31, 2002		15,841,086	19,835,320

a)	During 2002:

            i)   In connection with the Teck Cominco Agreement (note 4(b)), the company issued 390,000 shares at $0.30 per share on the exercise of warrants.

            ii)  In connection with the above financings, the company issued shares and warrants as follows:

Number	Number	Price per
of shares	of warrants	share	Total
		$	$
1,500,000	1,500,000	0.15	225,000
5,400,000	7,830,000	0.35	1,620,000
2,941,666	278,333	0.12	353,000
9,841,666	9,608,333		2,198,000

(8)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

In respect of the public offering, the company issued 4,050,000 flow-through units, comprising one flow-through share and one flow-through share purchase warrant. Each two flow -through share purchase warrants entitle the holder to purchase one share of the company at $0.35 per share. The company also issued 1,350,000 non-flow-through units, comprising one non-flow-through share and two non-flow-through share purchase warrants. Each two non-flow-through share purchase warrants entitle the holder to purchase one share of the company at $0.35 per share. In addition, the company issued 1,080,000 non-flow-through agents' warrants, each one entitling the holder to purchase one share of the company for $0.35 per share.

        iii) In connection with property agreements, the company issued shares as follows (note 3):

	Number of
Property	shares	Total value
		$
VMS	150,000	18,000
Yukon Olympic	500,000	60,000
Amos	840,000	315,000
	1,490,000	393,000

The company also issued a total of 300,000 warrants allowing for the purchase of 300,000 shares at $0.20.

        iv) The company received $246,000 for 820,000 special warrants allowing for the purchase of 820,000 units convertible until October 16, 2003, for no further consideration, into one share and one underlying warrant exercisable into one share at $0.30 per share for a period of one year from the exercise of the special warrant. At December 31, 2002, the special warrants had not been issued (note 9(b)).

b) During 2001:

        i) The company entered into an agreement, as amended, with Teck Cominco (the Teck Cominco Agreement). In connection with this agreement, the company issued to Teck Cominco 390,000 units at $0.30 per unit. Each unit is comprised of one common share and one $0.30 share purchase warrant expiring on July 8, 2002. Exercise of the warrants would allow Teck Cominco to maintain participation rights in certain future exploration projects of the company by subscribing to special warrants in an amount up to $246,000 on or before October 15, 2002. The warrants were exercised during 2002.

        ii) The company consolidated its capital stock as to 10 old common shares for 1 new common share.

(9)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

c) During 2000:

        i) The company issued a total of 5,481,762 common shares to a related party pursuant to the settlement of a promissory note for a total value of $380,260 (note 5).

      ii) The company issued a total of 2,649,300 common shares on the exercise of warrants for total consideration of $263,715.

Stock options

The company has established a stock option plan whereby the company may from time to time grant up to a total of 2,000,000 options to directors, officers and employees. The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date. Options vest on the grant date.

A summary of the status of the company's options as at December 31, 2002 and 2001, and changes during the years then ended is set out below:

		2002		2001
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price
		$		$
Outstanding - Beginning of
year	125,000	1.92	1,710,000	0.24
Granted	200,000	0.36	-	-
Expired	125,000	1.92	460,000	0.30
Consolidation of options	-	-	(1,125,000)	(1.92)

Outstanding and exercisable -
End of year	200,000	0.36	125,000	1.92

The 200,000 options outstanding at December 31, 2002 expire on May 22, 2007.

(10)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

Stock option pro forma information

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. As permitted under the standard, for in come statement purposes, the company has elected not to follow the fair value-based method of accounting for share options granted to employees and directors. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $54,000 in 2002 in respect of the 200,000 options it granted to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

2002
$
Loss for the year
As reported	1,022,609
Compensation expense	54,000

Pro forma loss	1,076,609

Basic and diluted loss
As reported	0.12
Pro forma	0.12

The fair value of stock options was estimated at the grant date based on the Black-Scholes option-pricing model, using the following assumptions:

Expected dividend yield	nil
Average risk-free interest rate	4.9%
Expected life	5.0 years
Expected volatility	94%

 Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

(11)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

Warrants

The changes in warrants outstanding are as follows:

		2002		2001

		Weighted		Weighted
		average		average
	Warrants	exercise	Warrants	exercise
	outstanding	price	outstanding	price
		$		$
Outstanding - Beginning of year	397,570	0.31	75,700	0.70
Consolidation of warrants	-	-	(68,130)	0.79
Granted	9,908,333	0.26	390,000	0.30
Exercised	(390,000)	0.30	-	-

Outstanding - End of year	9,915,903	0.26	397,570	0.31

Warrants outstanding and exercisable at December 31, 2002 are as follows:

Exercise	Number	Number
price	of warrants	of shares	Expiry date
$
0.15	1,500,000	1,500,000	May 22, 2003
0.35	7,830,000	4,455,000	June 18, 2003
0.90	7,570	7,570	December 20, 2003
0.12	258,333	258,333	December 20, 2003
0.12	20,000	20,000	December 30, 2003
0.20	200,000	200,000	September 20, 2004
0.20	100,000	100,000	October 22, 2004

	9,915,903	6,540,903

5 Related party transactions
Until March 31, 2001, the company had management agreements with John S. Brock Limited, a company owned by John S. Brock, the President of the company and Wayne J. Roberts, the Vice-President, Exploration of the company.

Under the above agreements, the company paid the following in the year ended December 31, 2002:

a) Cost of operations and administration totalling $nil (2001 - $15,995; 2000 - $50,612).

b) Fees for professional services provided at per die m rates, totalling $nil (2001 - $8,950; 2000 - $61,863).

(12)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

c) Exploration salaries and wages and project management fees totalling $nil (2001 - $1,870; 2000 - $5,888).

During 2001, under a promissory note bearing interest at 8% per annum, the company repaid the balance of principal and interest of $380,260 to John S. Brock Limited (note 4(c)).

Effective April 1, 2001, the company entered into management agreements with Badger & Co. Management Corp., a company owned by John S. Brock, Wayne J. Roberts and Jeannine P.M. Webb, Chief Financial Officer and Corporate Secretary of the company.

Under the management agreements with Badger & Co. Management Corp., the company paid the following in the year ended December 31, 2002:

a) Cost of operations and administration, charged at cost plus a 10% mark-up totalling $65,767 (2001 - $32,976).

b) Fees for professional services provided at per diem rates, totalling $141,700 (2001 - $63,273).

c) Exploration salaries and wages services charged at cost plus a 10% mark-up and project management fees calculated at 8% of all exploration costs totalling $53,207 (2001 - $8,835).

Amounts payable under the agreements at December 31, 2002 totalled $30,623 (2001 - $36,074). There are no stated terms of repayment.

6 Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company's effective income tax expense is as follows:

	2002	2001	2000
	$	$	$
Income tax recovery at statutory rates	(388,062)	(173,393)	(1,211,658)
Increase in taxes from
Writedown of resource assets	156,400	30,492	1,075,385
Benefit of losses not recognized	231,662	142,901	136,273

	-	-	-

(13)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

The components of future tax assets are as follows:

	2002	2001
	$	$
Resource Assets	98,000	300,000
Capital loss carry-forward	1,811,000	2,014,000
Non-capital loss carry-forwards	1,339,000	1,338,000

	3,248,000	3,652,000
Less: Valuation allowance	(3,248,000)	(3,652,000)

Future income tax asset	-	-

At December 31, 2002, the company had approximately $3,760,000 of losses available for carry-forward. The loss carry-forwards can be offset against income for Canadian income tax purposes in future years and expire as follows:

$
2003	694,000
2004	852,000
2005	543,000
2006	511,000
2007	408,000
2008	263,000
2009	489,000

3,760,000

7 Shareholder rights plan

The company has in place a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company's shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholder, other than the Bidder, to purchase for $30, common shares of the company having a market value of $60.

(14)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

8 Material differences between Canadian and U.S. generally accepted accounting principles

The company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Cana da. The material measurement differences between GAAP in Canada and the United States that would have an effect on these financial statements are as follows:

a) Accounting for stock-based compensation

For financial statement presentation purposes, the company follows the recommendations of APB25 in accounting for stock options. This requires the recognition of compensation expense in the financial statements only when the option grant price is less than the stock price on the grant date.

b) Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes, the company expenses as incurred exploration expenditures relating to unproven mineral properties.

c) If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the consolidated balance sheets would be as follows:

		2002	2001
		$	$
Resource assets - under Canadian GAAP		1,008,652	-
Exploration expenditures		(1,008,652)	-

Resource assets - under U.S. GAAP		-	-

Deficit - under Canadian GAAP		(18,524,354)	(17,501,745)
Exploration expenditures		(1,008,652)	-

Deficit - under U.S. GAAP		(19,533,006)	(17,501,745)

In addition, the impact on the consolidated statements of loss would be as follows:

	2002	2001	2000
	$	$	$
Loss for the year - under
Canadian GAAP	(1,022,609)	(388,599)	(2,692,574)
Exploration expenditures - net of
write-downs	(1,008,652)	-	1,010,046

Loss for the year - under
U.S. GAAP	(2,031,261)	(388,599)	(1,682,528)

Loss per common share - under
U.S. GAAP	(0.23)	(0.11)	(0.50)

(15)

Canadian Empire Exploration Corp.

(formerly Northern Crown Mines Ltd.)

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

d) New Accounting Pronouncements

The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard will have no immediate impact on the company and will be adopted on January 1, 2003.

The CICA has approved, subject to written ballot, a new Handbook section, "Asset Retirement

Obligations," to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, "Property, Plant and Equipment." The standard, which is similar to SFAS 143, is effective for years beginning on or after January 1, 2004. This standard will have no immediate impact on the company and will be adopted on January 1, 2003.

The CICA has issued CICA 3063, "Impairment of Long-Lived Assets." This statement establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment. The company does not expect that the imple mentation of this new standard will have a material impact on its consolidated financial position or results of its operations.

9 Subsequent events

a) In January 2003, the company granted stock options to directors and employees allowing for the purchase of up to 1,580,000 shares at a price of $0.15 per share until January 3, 2008.

b) In January 2003, the company issued 820,000 special warrants in connection with the Teck Cominco Agreement for no further consideration.

(16)

This page intentionally left blank.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Canadian Empire Exploration Corp. certifies that it meets all of the requirements for filing on Form 20-F and has fully caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN EMPIRE EXPLORATION CORP.

By: "John S. Brock"

John S. Brock, President

By: "Jeannine P. M. Webb"

Jeannine P.M. Webb, Secretary

DATED: May 13 2003

CERTIFICATIONS

CERTIFICATION

I, John S. Brock, certify that:

1. I have reviewed this annual report on Form 20-F of Canadian Empire Exploration Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have: (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or other persons performing the equivalent function): (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

"John S. Brock"

John S. Brock,

Chief Executive Officer

May 13, 2003

CERTIFICATION

I, Jeannine P. M. Webb, certify that:

1. I have reviewed this annual report on Form 20-F of Canadian Empire Exploration Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have: (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or other persons performing the equivalent function): (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

"Jeannine P. M. Webb"

Jeannine P. M. Webb,

Chief Financial Officer May 13, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT TO

906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Canadian Empire Exploration Corp. ("Company") on Form 20F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John S. Brock , as Chief Executive Officer and Jeannine P. M. Webb as Chief Financial Officer of the Company, pursuant to 18 U.S.C.  1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, hereby certify, to the best of their respective knowledge, that:

     (1) The Report fully complies with the requirements of  13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

"John S. Brock"

John S. Brock,

Chief Executive Officer

May 13, 2003

"Jeannine P. M. Webb"

Jeannine P. M. Webb,

Chief Financial Officer

May 13, 2003

This certification accompanies this Report pursuant to 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.