Form 20-F
CANADIAN EMPIRE EXPLORATION CORP
filed 2004-06-29
CIK 1025761

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

Common Shares without par value:

The Registrant has authorized 250,000,000 Common Shares.

As at December 31, 2003 and May 7, 2004, the Registrant had outstanding 28,474,086 and 28,889,336 Common Shares respectively.

At December 31, 2003, 1,680,000 (May 7, 2004 – 1,540,000) Common Shares were reserved for issuance on exercise of options, and 8,655,500 Common Shares (May 7, 2004 – 8,240,250 Common Shares) on exercise of warrants.

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

Yes          No _____

N/A

Copies of communications to:

Jeffrey T.K. Fraser, Esq.

Lexas Law Group

1550 - 1185 West Georgia Street

Vancouver, B.C.  V6E 4E6  CANADA

(604) 689-9356 Telephone

(604) 689-7030 Facsimile

and to

John Iino

Reed Smith Crosby Heafey LLP

1901 Avenue of the Stars, Suite 700

Los Angeles, CA  90067

(310) 734-5200  Telephone

(310) 734-5299 Facsimile

CANADIAN EMPIRE EXPLORATION CORP.

TABLE OF CONTENTS

PART I **5**

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS 5
A) DIRECTORS AND SENIOR MANAGEMENT 5
B) AUDITORS 5
ITEM II OFFER STATISTICS AND EXPECTED TIMETABLE 5
ITEM III KEY INFORMATION 5
A) SELECTED FINANCIAL DATA 5
B) CAPITALIZATION AND INDEBTEDNESS 7
C) REASON FOR THE OFFER AND USE OF PROCEEDS 7
D) RISK FACTORS 7
ITEM IV INFORMATION ON THE COMPANY 12
A) HISTORY AND DEVELOPMENT OF THE COMPANY 12
B) BUSINESS OVERVIEW 13
C) ORGANIZATIONAL STRUCTURE 15
D) DESCRIPTION OF PROPERTY 15
ITEM V OPERATING AND FINANCIAL REVIEW AND PROSPECTS 35
A) OPERATING RESULTS 35
B) LIQUIDITY AND CAPITAL RESOURCES 41
C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC. 44
D) TREND INFORMATION 44
E) OFF-BALANCE SHEET ARRANGEMENTS 44
F) TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS 44
ITEM VI DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 44
A) DIRECTORS AND SENIOR MANAGEMENT 44
B) COMPENSATION 45
C) BOARD PRACTICES 47
D) EMPLOYEES 48
E) SHARE OWNERSHIP 48
ITEM VII MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 49
A) MAJOR SHAREHOLDERS 49
B) RELATED PARTY TRANSACTIONS 49
ITEM VIII FINANCIAL INFORMATION 50
A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION 50
B) SIGNIFICANT CHANGES 51
ITEM IX THE OFFER AND LISTING 51
A) PRICE RANGE AND VOLUME OF SHARES OF COMMON STOCK 51
B) PLAN OF DISTRIBUTION 51
C) MARKETS 52
D) SELLING SHAREHOLDERS 52
E) DILUTION 52
F) EXPENSES OF THE ISSUE 52
ITEM X ADDITIONAL INFORMATION 52
A) SHARE CAPITAL 52
B) MEMORANDUM AND ARTICLES OF ASSOCIATION 52
C) MATERIAL CONTRACTS 53
D) EXCHANGE CONTROLS 53

PART I

Canadian Empire Exploration Corp. (formerly Northern Crown Mines Ltd.) ("Canadian Empire" or the "Registrant")  has one wholly owned subsidiary, Minera Reina Isabel, S.A. de C.V. ("Minera Reina Isabel"), and one 90% owned subsidiary, Minera Tatemas, S.A. de C.V. (“Minera Tatemas”), both corporations formed under the laws of Mexico to carry out mineral exploration and development programs in Mexico.  During 1999, the Company sold all of its shareholdings of its 100% owned Mexican subsidiary, Minera Sierra Pacifico, S.A. de C.V. ("Minera Sierra") to an arm’s length purchaser. For the purposes of this document, Canadian Empire is sometimes referred to herein as the "Registrant" and the Registrant, Minera Reina Isabel, and Minera Tatemas are sometimes referred to together herein as the "Company".

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A)

DIRECTORS AND SENIOR MANAGEMENT

John S. Brock	President Chief Executive Officer Director	West Vancouver, British Columbia, Canada
R.E. Gordon Davis, P. Eng.	Director Audit Committee Member	Vancouver, British Columbia, Canada
Lawrence Page, LL.B., Q.C.	Director Audit Committee Member	West Vancouver, British Columbia, Canada
Wayne J. Roberts, P. Geo.	Director Vice-President, Exploration	Coquitlam, British Columbia, Canada
C. Douglas Proctor, C.A.	Director Audit Committee Member	Vancouver, British Columbia, Canada
Jeannine P. M. Webb, CGA	Chief Financial Officer Corporate Secretary	Burnaby, British Columbia, Canada

Advisors

Principal Bankers of the Company:

Canadian Imperial Bank of Commerce	400 Burrard Street Vancouver, British Columbia Canada V6C 3A6

Legal Counsel of the Company:

Canada	Lexas Law Group	1550 – 1185 West Georgia Street Vancouver, British Columbia Canada V6E 4E6
US	Reed Smith Crosby Heafey LLP	1901 Avenue of the Stars, Suite 700 Los Angeles, CA 90067
Mexico	Garcia Jimenez y Asociados	San Francisco No. 656-601 Col Del Valle Mexico, DF, Mexico 03100

B)

AUDITORS

Since 1991, the independent Auditors of the Company have been PricewaterhouseCoopers LLP "PWC" located at Suite 700, 250 Howe Street, Vancouver, British Columbia, Canada  V6C 3S73

ITEM II

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide information under this item.

ITEM III

KEY INFORMATION

A)

SELECTED FINANCIAL DATA

Set forth below is certain selected financial data of the Company for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999.  The selected financial data for the fiscal years ended December 31, 2003, 2002 and 2001, was derived from the audited financial statements of the Company.

Unless otherwise indicated, all references to dollars herein are to Canadian dollars.  As at December 31, 2003, one United States dollar was equal to 1.31283333 Canadian dollar and that value is used in calculations herein, unless otherwise indicated.

Unless otherwise indicated, all references to share capital herein are on a post-consolidated basis. On December 5, 2001, the Registrant consolidated its capital on a ten (10) old Common Shares for one (1) new share basis.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA(1)

(Stated in Canadian Dollars)

Presented in Accordance with

Canadian Generally Accepted Accounting Principles Unless Otherwise Stated

FISCAL YEARS ENDED

	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Income (Loss) for the Year	($2,096,679)	($1,022,609)	($388,599)	($2,692,574)	($9,745,331)
Income (Loss) for the Year – US GAAP	($1,088,027)	($2,031,261)	($388,599)	($1,682,528)	($2,174,332)
Earnings (Loss) per common share (2)	($0.12)	($0.12)	($0.11)	($0.79)	($4.27)
Earnings (Loss) per common share – US GAAP (2)	($0.06)	($0.23)	($0.11)	($0.50)	($0.96)
Earnings (Loss) per common share –diluted	($0.12)	($0.12)	($0.11)	($0.79)	($4.27)
Earnings (Loss) per common share –diluted – US GAAP	($0.06)	($0.23)	($0.11)	($0.50)	($0.96)
Weighted Avg. No. Common Shares (net of escrowed) (3)	17,964,336	8,657,892	3,531,045	3,393,498	2,280,897
Working Capital (deficiency) (4)	$90,767	$613,098	$50,888	($533,198)	($852,003)
Assets	$1,085,920	$1,807,957	$265,271	$912,732	$3,417,024
Assets – US GAAP	$1,085,920	$799,305	$265,271	$56,009	$236,641
Resource Assets	$0	$1,008,652	$0	$856,723	$3,180,383
Resource Assets – US GAAP	$0	$0	$0	$0	$0
Write-off of Deferred Exploration Expenses/Resource Properties	($1,668,119)	($394,751)	($68,336)	($2,389,745)	($8,986,685)
Long-Term Debt	$0	$0	$0	$0	$0
Dividends per common share	$0	$0	$0	$0	$0
Shareholders Equity	$846,724	$1,621,750	$53,124	$326,657	$2,375,256
Shareholders Equity – US GAAP	$846,724	$613,098	$53,124	$326,657	$1,365,210

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

(4)

At December 31, 2003, the Registrant had cash and cash equivalents of $1,067,042, of which $927,891 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767.

The following table sets out the monthly average exchange rates of CDN$ for 1 US$ for each month during the previous six months:

	April, 2004	March, 2004	February, 2004	January, 2004	December, 2003	November, 2003
Average for the period	1.34245238	1.32835652	1.32896000	1.29599048	1.31283333	1.31257895

B)

CAPITALIZATION AND INDEBTEDNESS

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

Mineral Exploration and Development

The Company’s properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company’s properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery and the development of commercial mineable mineralized deposits.  Most exploration projects do not result in the discovery of commercially mineralized deposits.

Trends

The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop.  Such development could take years to complete and the resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the company is largely dependent upon factors beyond the Company's control, such as market value of the products produced.  Other than as disclosed herein, the company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's results or financial position.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs.  Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operation or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that its is impractical to commence or continue commercial production.

Environmental Factors

The Company proposes to conduct exploration activities in various parts of Canada.  Such activities are subject to laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. In Canada, extensive environmental legislation has been enacted by federal, provincial and territorial governments. All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the Company’s properties, which hazards are unknown to the Company at present, which may have been caused by previous or existing owners or operators of the properties. The Company is not aware of any environmental hazards on any of the properties held by the Company.

The approval on new mines of federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act.  In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to commencement of any mining operations.  These reports entail a detailed and scientific assessment as well as a prediction of the impact on the environmental and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. Failure to comply with the legislation may have serious consequences. Orders may be issued requiring operations to cease or be curtailed or requiring installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of its mining activities and may be fined if convicted of an offense under such legislation.

Canadian provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of the public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The costs of closure of mining properties, and, in particular, the cost of long term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted environmental practices designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it.  All of the Company’s activities are in compliance in all material respects with applicable environmental legislation.  The Company is currently engaged in exploration with nil to minimal environmental impact.

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

No U.S. Listing of the Company's Securities

The Registrant's Common Shares are listed on the TSX-Venture Exchange ("TSX").  The Registrant's investor base is located principally outside the United States and therefore, it has no current plans to apply for the listing of its shares or to otherwise qualify its securities on any U. S. stock exchange or the NASDAQ automated quotation system.  As a result, the market on the Registrant's securities is limited, particularly in the United States.  If market interest changes and the Registrant meets the applicable eligibility requirements of NASDAQ or other U.S. exchanges in the future, it may reconsider this policy.  Investors should recognize that U.S. market liquidity will not be readily available.

Canadian Aboriginal Land Claims

Canadian Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Company is aware of the mutual benefits afforded by cooperative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such cooperation. While there is, to the Company’s knowledge, no existing claim in respect of any of its properties, the advent of any future aboriginal land claims and the outcome of any aboriginal land claims negotiations cannot be predicted.

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

Governmental Regulation

Operations, development and exploration on the Company’s properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot by predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company’s properties requires responsible best exploration practices to comply with Company policy, government regulations, and maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral land or to stake a claim) in any Canadian province in which it is carrying out work. Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company’s projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

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

Management and Directors

The Company is dependent on a relatively small number of key directors and officers:  John S. Brock, Wayne J. Roberts and Jeannine P.M. Webb.  Loss of any one of those persons could have an adverse affect on the Company.  The Company does not maintain “key-man” insurance in respect of any of its management.

Price Fluctuations:  Share Price Volatility

In recent years, the securities markets in North America have experienced high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that the continual fluctuations in price will not occur.  In particular, during the financial year ended December 31, 2003, the per share price of the Company’s common shares fluctuated from a high of $0.170 to a low of $0.080.

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

Variations in Operating Results

The Registrant was incorporated on February 24, 1987 and since incorporation has not realized net income nor paid dividends.  During the years ended December 31, 2003, 2002, and 2001, the Company had net losses of $2,096,679, $1,022,609, and $388,599 respectively, deficits of $20,621,033, $18,524,354, and $17,501,745 respectively, and per share losses of $0.12, $0.12 and $0.11 respectively. There is no assurance that these trends in operating results will change.

Plan of Operations and Financial Sources and Liquidity

During 2003, the Company issued 12,633,000 Common Shares for gross proceeds of $1,512,000. At December 31, 2003, the Company had cash and cash equivalents of $1,067,042, of which $927,891 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767.

At May 7, 2004, the Registrant had 28,889,336 Common Shares outstanding, outstanding options expiring on various dates until January 3, 2008, entitling the holders to purchase up to 1,540,000 Common Shares at $0.15 per share, warrants entitling the holders to purchase up to 8,240,250 shares at prices varying from $0.14 to $0.30 per share through December 22, 2005.

To date, the Company’s mineral exploration activities have been funded through sales of common shares.  The Company’s ability to continue operations is dependent on management’s ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is substantial doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Additional Financing

In order to continue exploring its mineral properties and acquiring additional properties, management may be required to pursue additional sources of financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s interest in certain properties. The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements reduced. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

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

Canadian Empire's head office and principal place of business is located at #1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2 (telephone:  (604) 687-4951; facsimile:  (604) 687-4991).  The principal contact person is John S. Brock, President, Chief Executive Officer and a Director.  Minera Reina Isabel’s and Minera Tatemas’ registered offices are at San Francisco No. 656-601, Col. Del Valle, C.P. 03100, Mexico, D.F.

Canadian Empire maintains a calendar fiscal year.  The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for periods presented with U.S. GAAP except as noted in the notes to the Company's financial statements.  See "Item XVII Financial Statements".

During the year 2001, the Company abandoned its mineral interests in Mexico and accordingly has no further right, title and obligation in respect of those interests.  During 2002 and 2003, the Company entered into various agreements to acquire the right to various mineral properties located in Canada.   At December 31, 2003, the Company determined that, results not meeting expectations, it would no longer maintain its interests in these mineral properties and wrote off all costs associated with the properties.  See “Item V – Operating and Financial Review and Prospects” and “Description of Property”.

B)

BUSINESS OVERVIEW

TO DATE, THE COMPANY HAS FOCUSED ON ACQUIRING EXPLORATION RIGHTS AND DETERMINING WHETHER THE PROPERTIES HAVE SUFFICIENT MINERALIZATION TO MEET FULL DEVELOPMENT.  TO DATE, THE COMPANY HAS NOT GENERATED REVENUES FROM ITS EXPLORATION OPERATIONS AND THERE IS NO IMMEDIATE EXPECTATION OF ANY SUCH REVENUES.

2001:

During 2001, the Company and Teck Cominco Limited ("Teck Cominco") entered into a Funding and Participation Agreement, as amended (the "Teck Cominco Agreement"), whereby Teck Cominco is a strategic partner in the Company’s CEEx Program (the CEEx Program”).  The Company's CEEx Program will incur mineral exploration expenses qualifying as Canadian Exploration Expenses (“CEE”) as defined in the Income Tax Act (Canada) on mineral properties. The CEEx Program is structured so that CEE funds will be expended on activities on selected mineral properties in consideration for the Company having the right to initially earn majority interests in those properties. The program is being directed towards a number of properties and a range of mineral commodities.  The CEEx Program operates under the direction of the Advisory Committee comprised of two representatives each from Teck Cominco and the Company.   The CEEx Program is dependent on the Company’s acquisition of mineral properties on which a program of mineral exploration is warranted. Under the direction of the Advisory Committee mineral properties may be sourced by the Company from Teck Cominco or third parties.  Acquisition criteria places emphasis on the building of a portfolio of properties.  Approximately 70% of the portfolio is intended to contain properties sufficiently advanced to warrant immediate diamond drilling, approximately 20% of the portfolio is intended to contain properties that require additional exploration to develop drill targets and approximately 10% of the portfolio is intended to contain properties that are considered as early stage exploration projects.  Metal commodities of choice include: precious metals (gold, silver), base metals (copper and zinc), , diamonds and industrial minerals (including tantalum and rare-earths).  Properties are intended to be acquired by way of option agreements whereby the Company may elect to earn an initial majority interest in a property by making scheduled exploration expenditures that qualify as CEE.  Teck Cominco reserves the right at pre-feasibility to back into property interests ranging from 51% to 60.8% by spending 200% of the Company’s prior exploration expenditures and completing final feasibility. See “Description of Property” for more detailed information on the Properties.

2002:

During 2002, under the CEEx program, the Company acquired the rights to the Hemlo West, Amos, Meridian, Yukon Olympic, Big Bulk and VMS Properties (see “Description of Property” for more detailed information on these Properties). Additional mineral properties were considered.

2003:

During 2003, the Company continued to work under a strategic alliance with Teck Cominco in the acquisition of Canadian exploration projects with drill targets indicating large metal systems.

Yukon Olympic

The Yukon Olympic Property, located in Yukon, has an iron oxide copper gold system with a 2.0 milligal gravity anomaly and magnetic anomaly over a length of 8 kilometres and a width of 1 kilometre.  Copper-bearing hematitic breccia was discovered near the eastern end of the geophysical anomalies.  A drilling program conducted in 2002 failed to intersect significant mineralization and the property was relinquished in 2003 to an underlying vendor.

Big Bulk and VMS

During 2003, the Company completed 1664 metres of diamond drilling in 11 holes on the Big Bulk copper-gold property located in northwestern B.C.    Surface exploration work was conducted on the adjacent VMS property.  With exploration results failing to meet expectations, the Big Bulk and VMS properties were relinquished to underlying vendors.

Hemlo West

During 2002, seven drill holes were completed at the Hemlo West property, located in the western portion of Ontario’s Hemlo Gold Camp, to test continuity of gold mineralization in a 1200 metre by 300 metre section of the Hemlo-Heron Bay Shear.  Although most of the holes intersected alteration, sulphides, quart veining and anomalous gold values characteristic of the Hemlo Camp host rocks, exploration results did not meet expectations and the property was relinquished  to its vendor in 2003.

Amos

Six gold-enriched massive sulphide VMS targets were drill tested during 2002 at the Amos Project, located near Amos, Quebec.  Drill results did not meet expectations and during 2003 the property was relinquished  to its vendor.

Meridian

In 2002, five drill holes were completed on the Meridian massive sulphide project in Northern Manitoba with inconclusive drilling results.  The option was relinquished to the property’s underlying vendor in 2003.

Subsequent Events

On January 19, 2004, the Company entered into an option/joint venture agreement to acquire the Atikokan West Property located in northwestern Ontario.  Work to date has outlined targets ready for drill testing, including the depth extensions of mineralization identified by prior drill holes with grades 6.2 g/t gold over 10.4 metres, as reported by the Ontario Ministry of Northern Development and Mines.  The Company proposes to carry out a program of exploration on the property during 2004.

TO THE COMPANY'S KNOWLEDGE, THE MINERAL PROPERTIES CANNOT BE PROVEN TO CONTAIN A BODY OF COMMERCIAL ORE UNTIL A POSITIVE FEASIBILITY STUDY DEMONSTRATING COMMERCIAL PRODUCTION HAS BEEN PREPARED BY INDEPENDENT CONSULTING ENGINEERS.

The Registrant's Common Shares are listed on the TSX  (formerly the Canadian Venture Exchange) and trade on the facilities of the TSX under the symbol "CXP."  On December 5, 2001, the Registrant consolidated its capital on a ten (10) old Common Shares for one (1) new share basis, changed its trading symbol from “NCW” to “CXP”, and received a new CUSIP number (664903 50 7). The Registrant is a reporting issuer and an exchange issuer under the Securities Act, R.S.B.C. 1993, c.418 (the "BC Act"), is a reporting issuer under the Securities Act, R.S.A. 2000, c S-4 (the "Alberta Act"), is a reporting issuer under the Securities Act of Manitoba, ccsm c.S50 (the "Manitoba Act") is a reporting issuer under the Securities Act R.S.O. 1990, c. S5 (the "Ontario Act") and is not in default of any requirements of the BC Act, the Alberta Act, the Manitoba Act or the Ontario Act or the rules and regulations pertaining to those acts.

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

C)

ORGANIZATIONAL STRUCTURE

Canadian Empire has one wholly owned subsidiary, Minera Reina Isabel and 90% ownership in another subsidiary, Minera Tatemas, both corporations formed under the laws of Mexico on March 27, 1991, and February 13, 1997 respectively.  The remaining 10% of Minera Tatemas is owned by Enrique Gaitan Enriquez. During 1999, the Company sold its shareholdings in one of its Mexican subsidiaries, Minera Sierra Pacifico, S.A. de C.V. ("Minera Sierra") to an arm’s length purchaser. Minera Sierra was incorporated under the laws of Mexico on March 27, 1991.

D)

DESCRIPTION OF PROPERTY

Hemlo West Property

Description of Property

The Hemlo West Property is located in northwestern Ontario, Canada.  During 2002, the Company, through an option/joint venture agreement with the owner Teck Cominco, acquired the right to earn an 80% interest in the Hemlo West property subject to certain back-in rights by Teck Cominco.  The Company completed a $276,195 exploration drilling program during 2002 to outline additional gold mineralization on the property.  During 2003, the Company compiled all technical data on the property with an expenditure of $4,000.

In exploring mineral properties, the Company has adopted as a general policy, phase protocol for its drilling and assessment efforts.  The Company was operator of the Hemlo West exploration program and contracted Teck Cominco to manage the conduct of the field work.  Exploration drilling has identified a zone of gold-silver mineralization on the Hemlo West property.  Further exploration is required before a resource of gold-silver can be determined.  The Company placed a priority on other mineral properties during 2003 and relinquished all rights to the Hemlo West Property in February 2004.

Property Title

The Hemlo West Property consists of 37 contiguous claim units or 592 hectares.  All claims are in good standing to 2004.  The property was acquired from Stenlund Resources under two separate agreements by Teck Corporation (now Teck Cominco) dated September 13, 1996 and May 30, 1997.  Teck Cominco has fulfilled all requirements of these agreements and has earned 100% interest in the property subject to a net profits royalty.  The Company has the right to acquire an 80% interest in the Hemlo West Property subject to a back-in right of Teck Cominco.  Under the mining laws of Ontario, mineral claims are granted to the recorded owner who must conduct sufficient exploration to file assessment work to keep the claims in good standing or annually “pay-in-lieu”.  All claims were in good standing when relinquished in 2004.

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

Underlying Agreements

In an agreement dated March 5, 2002, the Company has an option to earn an 80% interest in the Hemlo West property by spending $2.0 million on exploration by December 31, 2005 with a commitment to spend $300,000 by December 31, 2002.  Upon completion of the $2.0 million expenditure, a joint venture will be formed, with the Company holding 80% and Teck Cominco holding 20%.  In order to maintain its 80% interest in the joint venture, the Company must fund additional exploration to the completion of a pre-feasibility study.  Teck Cominco will then have a one-time election to back-in for 60.8% interest in the project by funding a minimum of 200% of the Company’s prior expenditures and completing a feasibility study.  The Company will then have a 39.2% interest and the option to either fund its share of production financing or negotiate with Teck Cominco for a carried interest through to production.

Teck Cominco acquired a 100% interest in the Hemlo West property that is subject to a net profits royalty to Stenlund Resources.  The Company has assumed all continuing obligations of the underlying agreement between Teck Cominco and Stenlund Resources.

Due to the Company undertaking an excess of committed 2002 expenditures on other Teck Cominco properties, Teck Cominco advised the Company that they reduced the 2002 expenditure commitment of $300,000 on the Hemlo West property to $276,195.  As of February 2004, the Company relinquished all right and title to earn an interest in the Hemlo West Property.  All costs relating to the property were written off in December 2003.

Location, Access, Infrastructure, Physiography

The Hemlo West property is centred at latitude 48040’N and longitude 86015’E on NTS map sheet 42D/09.  It is located 10 km southeast of Marathon, Ontario and approximately 25 km west of Hemlo mines.  The claims are in Lots 11, 12, 13 and 14 and Mining Locations 7, 8 and 9 of Concession VI and Mining Locations 1c, 2, 2c, 3, 3c, D5 and 12 of Concession V of Pic Township in the Thunder Bay Mining Division.

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

History

Work on the property dates back to 1872, when prospector Moses Peekongay made the first discovery of gold mineralization.  n 1873-1874, a company called Silver Islet sank a 17 metre “shaft” on the discovery showing and referred it to as the “Heron Bay mine”.  Assays up to 1.7 g/t Au and 241 g/t Ag are reported from dump samples.

Bowhill Mines acquired the property in 1938 and excavated on a vein (Bowhill Trench) 800 metres west of the “Heron Bay mine”.  A selectively picked 225 kg (500 lb) sample from these workings reportedly assayed 10.3 g/t Au and 53 g/t Ag.  Bowhill Mines conducted no subsequent work.

Victor Stenlund staked the claims in 1979 and drilled several shallow vertical drill holes near the old workings.  Information on this drilling is not available.  Lytton Minerals optioned the property in 1983 (then the Peekongay Property) and over the next two years conducted geological mapping and trenching, property-wide magnetometer and VLF-EM, selective IP surveys, and there phases of diamond drilling for a total of 67 drill holes in 15,675 metres.  Lytton identified four anomalous gold-bearing zones/corridors on the property.  In 1990 and 1991, Golden Myra Resources and Stenlund Resources completed four shallow diamond drill holes (960 metres) in the Porphyry/C Zone area.  Teck Corporation optioned the western half of the property on September 13, 1996.  In the fall of 1996 and winter of 1997, a 29-line km grid was established and available drill core was re-logged and sampled.

During the period 1997-2001, Teck Exploration Ltd. drilled in the relatively unexplored overburden covered eastern half of the property.  Twenty-two diamond drill holes were completed totaling 10,226 metres.  Significant gold and silver assays were returned in six of the twenty-two holes from carbonate-rich veining ranging from highly anomalous to grade and thickness of potential economic significance.  Assays of up to 9.3 g/t gold, 184 g/t silver over 7.3 metres were returned.  These results represent the best intersections on the property thus far and are the most encouraging known in the Hemlo belt outside of the Hemlo mine area since discovery of the Hemlo deposit in 1981.  This zone of mineralization has been termed “Zone 109” by the Company.

Geological Setting

The Hemlo West Property is located in the west end of the Hemlo greenstone belt approximately 25 km west of the Hemlo mines.  The property covers the western extension of a regional-scale deformation zone and favourable gold trend coined the “Hemlo-Heron Bay Shear Zone” that also hosts the Hemlo deposit.  This regional structure extends from Lake Superior eastward beyond the deposit.  In the western portion of the Hemlo belt, the Hemlo-Heron Bay Shear Zone trends in a southwesterly direction (2450) and is interpreted as a “splay” or secondary fault structure similar to the setting of many gold deposits in the Abitibi.

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

Greenschist facies rocks of the Heron Bay assemblage underlie the Hemlo West property.  The southern portion of the property is underlain by predominantly felsic to intermediate fragmentals, the central portion by intermediate tuffs and sedimentary rocks and mafic volcanics are most abundant in the northern portion.  Quartz-feldspar and feldspar porphyry sills occur along the northern geologic contact of the felsic fragmentals.  Gold-silver mineralization is spatially associated with these sills.  North to northeast trending diabase dyke swarms cross-cut all rock units in the western and eastern portions of the property.

Exploration of the Hemlo West Property

Exploration of the Hemlo West Property has outlined two promising zones of gold-silver mineralization that have been partially outlined by prior diamond drilling.  Prior to Teck Cominco acquiring rights to the Hemlo West Property, much of the drill testing was focused to near surface mineralization.  Teck Cominco recognized potential for increasing alteration and associated mineralization and successfully made the discovery of “Zone 109” with a deep drilling program in 1999.

Zone 109, measuring approximately 250 by 100 by 100 meters, remains open for expansion with further drilling.  Multiple intersections in the three holes defining Zone 109 grade to 9.3 g/t gold and 184.0 g/t silver over 7.3 metres (0.27 oz/ton gold and 5.4 oz/ton silver over 24 feet).  Gold-silver grades are associated with potassic alteration in felsic volcanclastic rocks similar to the alteration envelope within host rocks of the gold ore being mined at Hemlo.  An I.P. geophysical survey has defined coincident chargeability and resistivity anomalies associated with Zone 109 mineralization.  Zone 109 consists of pink and grey coarse-grained calcite and dolomite veins with up to 3-5% sphalerite, galena and chalcopyrite.  Host rocks are carbonate and potassic altered.  Zone 109 occurs within and proximal to quartz-feldspar porphyritic rocks close to the northern boundary of the Hemlo-Heron Bay Shear and are interpreted to plunge shallowly to the northwest similar to property and regional scale structural elements.

A large 500-metre wide oval shaped geophysical resistivity-chargeability anomaly located 200 metres to the south of Zone 109 has not been drill tested and is an exploration target for discovery of additional mineralization.

The Porphyry Zone mineralization occurs within the mid- and upper portions of the porphyry sill mentioned above, over a possible strike length of approximately 200 meters.  Anomalous gold values are most commonly in altered feldspar porphyry which is typically pale pink, very hard and contains 3-5% disseminated pyrite and variable amounts of white quartz veining.  Results from geochemical sampling indicate that this rock is strongly albitic with Na2O values up to 10.2%.  The most significant drill hole intersection reported is 9.2 g/t Au over 4.2 metres in drill hole P84-50.  Other anomalous gold intersections include: 1.4 g/t Au over 14.6 metres (P85-61); 1.3 g/t Au over 15.5 metres (P85-59); 1.0 g/t Au over 10.7 metres (P84-43); 1.2 g/t Au over 14.1 metres; and 0.8 g/t Au over 15.2 metres (P85-57).  The Porphyry zone is a secondary exploration target.

During 2002, the Company conducted a deep drilling program of 8 holes totaling 3,364 metres to test three areas:  1.  grade and continuity up-plunge and south of Zone 109 (up to 9.3 g/t Au, 184 g/t Ag over 7. metres); 2.  a large resistivity low anomaly in the southeast portion of the property; and 3. east of broad alteration with associated gold mineralization intersected in previous drilling at the east end of the property.

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

During 2003, the Company compiled all technical data on the property but did not conduct any further drilling.  The Property was relinquished in February 2004.   All costs relating to the property were written off in December 2003.

Yukon Olympic Property

Property Description

The Yukon Olympic property consists of 389 claims (approximately 8,300 hectares) and is located in the Ogilvie Mountains approximately 134 kilometres north-northeast of Dawson City in north central Yukon.  The claims are centered at 138012’ north latitude and 65003’ west longitude covering Cambrian to Devonian age sedimentary rocks as well as several copper bearing hematite breccias of Proterozoic age.  The claims straddle the Dempster Highway, from the northwest corner of the claim block north of Engineer Creek at kilometre 161, to the southeast corner east of the Blackstone River at kilometre 142.

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

During 2002, the Company entered into an option agreement to earn an interest in the Yukon Olympic property and conducted a two-hole diamond drilling program late in the year.  The Company’s field expenditures on the Yukon Olympic property during 2002 totaled $184,340.  Exploration results were encouraging and a two-phase 2003 program is proposed.

During 2003, the Company completed the phase I deep penetrating geophysical survey but did not conduct a phase II drilling program.

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

YUKON OLYMPIC PROPERTY

MINERAL CLAIMS DATA

Claim Name & No.	Grant No.	Expiry Date	Registered Owner	% Owned	NTS #’s
Heg 1 - 12	YC21595 – YC21606	2004/08/02	R.Allan Doherty	100.00	116-G-01
Heg 13 - 20	YC21607 – YC21614	2004/08/08	Shawn Ryan	100.00	116-G-01
Hem 1 - 6	YC19966 – YC19971	2004/05/02	Shawn Ryan	100.00	116-G-01
Hem 1 – 5	YC20973 – YC20977	2007/09/07	Shawn Ryan	100.00	116-G-01
Hem 6 – 78	YC20978 – YC21050	2007/09/07	Shawn Ryan	100.00	116-G-01
Hem 79 – 88	YC21135 – YC21144	2007/11/29	Shawn Ryan	100.00	116-G-01
Hem 89 – 100	YC21442 – YC21453	2003/06/10	Shawn Ryan	100.00	116-G-01
Hem 101 – 112	YC21532 – YC21543	2004/06/11	Shawn Ryan	100.00	116-G-01
Hem 113 – 122	YC21454 – YC21463	2004/06/10	Shawn Ryan	100.00	116-G-01
Hem 123 – 317	YC21615 – YC21809	2004/08/08	Shawn Ryan	100.00	116-G-01
Hem 317 – 328	YC22062 – YC22073	2004/10/22	Shawn Ryan	100.00	116-G-01
Hem 318 – 328	YC21810 – YC21820	2004/08/04	Shawn Ryan	100.00	116-G-01
Hem 329 – 333	YC21821 – YC21825	2004/08/04	Shawn Ryan	100.00	116-G-01
Hem 334 – 335	YC21826 – YC21827	2004/08/08	Shawn Ryan	100.00	116-G-01
HM 1 – 4	YC21189 – YC21192	2004/04/22	Shawn Ryan	100.00	116-G-01
HM 5 – 8	YC21464 – YC21467	2003/06/10	Shawn Ryan	100.00	116-G-01
HM 9 – 12	YC21544 – YC21547	2003/06/11	Shawn Ryan	100.00	116-G-01
HM 13 – 16	YC21468 – YC21471	2003/06/10	Shawn Ryan	100.00	116-G-01

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

Upon earn-in, a joint venture will be formed with the Company contributing to 51% and Copper Ridge contributing to 49% through completion of a preliminary feasibility study after which Teck Cominco will have the right to earn a 51% interest in the project by incurring 200% of prior exploration expenditures and completing a final feasibility on the project.  Should Teck Cominco earn 51%, the Company would hold 25% and Copper Ridge Explorations 24% assuming that each party had maintained their interests through preliminary feasibility.

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

Between June and July of 2002, Copper Ridge Explorations Inc. contracted Al Doherty for regional scale mapping in the area east of Blackstone River in the Spectacular Creek valley.  Between July 13 and August 6, 2002, Copper Ridge Explorations Inc. contracted Shawn Ryan to construct a grid and conduct a magnetic survey on the Yukon Olympic property.  A total of 110 kilometers of grid were laid out.  A total of 95 kilometers of magnetic survey covered an area of approximately 20km (E-W) by 10km (N-S).  The survey identified a large magnetic anomaly measuring 2.5 kilometers by 1.5 kilometers.  Between July 15 and August 3, Copper Ridge Explorations Inc. contracted Aurora Geosciences Ltd. to conduct a gravity survey on the Yukon Olympic property.  A total of 261 points were surveyed in an area of approximately 20 kilometers (E-W) by 10 kilometers (N-S).  The survey identified a large Bouguer gravity anomaly measuring 8 by 1 kilometers.

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

During 2003, the Company contracted Aurora Geosciences to conduct a deep penetrating geophysical survey to define drill targets within the large gravity anomaly.  The survey outlined a deep target but no drilling was undertaken.

Geological Setting

The Yukon Olympic property is located on the northern limb of the Chapman Anticline, which is bisected by east-west trending thrust faults.  The property is underlain by Proterozoic age rocks consisting of argillite, shale and siltstone.  These rocks have been intruded by a variety of gabbroic intrusives and related hematitic breccia bodies.  The main breccia mass, east of the Blackstone River along Spectacular Creek, covers an area of approximately 1 by 1.5 kilometers, with additional occurrences noted intermittently up to 6 kilometers to the west.  The breccias are of Proterozoic age and correlate with many known hematitic breccias elsewhere in the Ogilvie Mountains as well as in the Wernecke Mountains further to the east.

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

The geological setting the Yukon Olympic property is thought to be favorable for hosting Olympic Dam style copper-gold-silver breccia type deposits.  The Olympic Dam deposit contains a resource of the order of 2000Mt containing 1.6% copper, 0.6 g/t gold and 3.5 g/t silver.  The Olympic Dam deposit occurs within a 5 kilometer by 7 kilometer zone of apparently fault controlled brecciation and alteration cored by a diatreme complex and developed entirely within granite.  The diatreme is intruded by many ultramafic, mafic and felsic dykes which are temporally related to the diatreme.  Economic iron-oxide-copper-gold (IOCG) deposits in Australian Proterozoic terrains are extremely variable in character ranging from very large (Olympic dam) to small, high grade deposits such as those near Tennant Creek and Eloise in the Cloncurry district.  The iron-oxide association varies from magnetite-dominated (e.g. Ernest Henry) to hematite-dominated (e.g. Olympic Dam).  Iron sulfides present vary from pyrite (e.g. Olympic Dam, Starra), to pyrrhotite (e.g. Eloise) or both (e.g. Mt. Elliott).  Chalcopyrite is commonly the only significant copper mineral but some deposits, such as Olympic Dam and Starra, have hypogene bornite and chalcocite.  Copper to gold ratios (Cu:Au) vary substantially among deposits and there is no single consistent minor element association.

Mineralization within the Yukon Olympic property is associated with hematitic breccias exposed at several locations within the property.  The largest exposure of hematite breccia occurs in an area measuring approximately 1.5 by 1 kilometers within the Spectacular Creek valley, east of the Blackstone River.  The breccias occur within the Proterozoic shale and siltstones just below an unconformity with overlying Paleozoic carbonate rocks.  Although detailed study of the breccia bodies has not been carried out, there appear to be two distinct varieties.  One type is a pink to pale colored multilithic breccia with disseminated hematite common in a fine-grained matrix, while the other is darker green, chloritic variety and often has more massive hematite.  The latter breccia variety is associated with mafic intrusive rocks and has slightly elevated magnetic susceptibility.  Copper mineralization observed to date is most often associated with the chloritic breccia as well as with the mafic intrusive rocks.

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

During 2003, the Company conducted a geophysical program to refine drill targets within the 8-kilometre long gravity anomaly by utilizing deep penetrating induced polarization techniques.  The Company contracted Aurora Geosciences Ltd. of Whitehorse, Yukon, to conduct Induced Polarization & Magnetic surveys on four parallel lines spaced over a distance of 20.25 kilometres of survey.  The lines were selected by the Company and targeted the projected causative sources of the central and eastern gravity anomalies.  The eastern most line also targeted the down-dip extension of known outcropping of hematite-rich breccia, which locally contains copper mineralization.

In review, interpretation of the geophysical surveys delineated possible drill targets at depths greater than two hundred metres below ground level.  Drill testing was not conducted.

During February 2004, the Company relinquished all right and title of the Yukon Olympic Property back to Copper Ridge Explorations Inc. All costs relating to the property were written off in December 2003.

Big Bulk Property

Property Description

The large Big Bulk property of 351 claim units, located in the Kitsault area in northwestern British Columbia, has seen a prolonged period of exploration from 1910 to the present.  Teck Cominco staked the claims and completed general geologic mapping and limited rock sampling on the property.  This work was focused on determining the geological environment on the property and to examine the styles of the numerous mineralized occurrences.  The property has an excess of 40 mineral occurrences hosted in lower Jurassic Hazelton volcanics and recently recognized lower Jurassic intrusives.  There is potential for both Eskay analogue VMS systems on the property and Red Mtn. and Sulphurets style porphyry copper-gold and intrusion related gold vein systems on the property.

During 2002, the Company entered into an option agreement with Teck Cominco on the Big Bulk Property and conducted a sampling program on the porphyry copper-gold mineralization with an expenditure of $131,616.

During 2003, the Company conducted a 2003 field program focused to expanding porphyry style copper-gold mineralization on the Big Bulk property.  Fieldwork consisted of geological prospecting, rock geochemical surveys, staking and 1664.44 metres of diamond drilling in 11 holes.

Property Title

The Big Bulk Property consists of 21 metric grid claims totaling 351 claim units located in the headwaters of the Kitsault River in northwestern British Columbia.  The claims are recorded in the Skeena Mining Division and registered in the name of Teck Cominco who own 100% interest in the property and subject to an option agreement with the Company.  All claims are in good standing.

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

Underlying Agreements

In an agreement dated August 15, 2002 between Teck Cominco and the Company, the Company acquired the rights to earn an interest in the Big Bulk property, subject to back-in rights by Teck Cominco and an underlying vendor’s net profits interest.  The Company may earn an initial 80% interest by spending $800,000 on exploration by December 31, 2005 ($131,617 spent by December 31, 2002).  Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 60.8% interest in the property by incurring 200% of the Company’s prior expenditures and completing a feasibility study. Should Teck Cominco earn the 60.8%, the Company would then hold 39.2%.

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

The Big Bulk property lies within the Skeena coast physiographic unit and locally covers a variety of topographic styles ranging from alpine mountainous to heavily wooded valley.  Mountain topography of the property varies from moderate to extreme with elevations ranging from 500 to 2020 metres.  The mountainous terrain is variable with numerous areas covered with glacial ice and snowfields and areas with very steep, unstable rock walls.  Varying amounts of glacial and glacial-fluvial debris occur in the valleys and along valley walls.  Alpine style vegetation occurs above elevations of approximately 1000 metres while forest vegetation below this elevation consists of mountain varieties of fir, hemlock, spruce and cedar with areas of thick brush comprised of alder, willow and devil’s club.  Prolific summer seasonal plants are common at lower elections, forming a thick vegetable mass in some areas.  Glaciers within the valleys extend down to elections of 1000 metres below the ridges.

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

The Dolly Varden, North Star and Torbit mines are past-producing mines, which operated in the Kitsault River valley at intermittent times from 1919 to 1959, and produced silver, lead, zinc, copper and gold.  These deposits were originally considered to be “veins” hosted along a tensional fault system but were later studied by Devlin and Godwin (1987) and interpreted to be an exhalative, stratiform deposit.  The Kitsault River valley as well as the surrounding area saw extensive exploration for a number of metals during the early part of the 20th century.  Copper and gold mineralization was extensively explored in an area historically known as the “Copper Belt”, located west of the Kitsault River near its headwaters.  A number of showings, such as the Homestake Ridge, Vanguard Copper, Red Point and Vanguard Gold are located in this area.   Numerous other showings such as the Sault, Ace/Galena and Wolf are all located in the Kitsault River/Kitsault Lake area.

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

The Red Point prospect, also within the “Copper Belt”, was discovered during the 1910’s and was subsequently explored by adits on the higher-grade copper prospects.  The prospect was acquired by Dolly Varden Minerals Incorporated and was explored by geological, geochemical and geophysical methods and was later trenched and drilled.

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

The area of the Illiance River and Lahte Creek saw numerous discoveries of relatively small veins commonly hosted within shear structures with high silver values associated with lead and zinc mineralization.  The area first received attention during the period from early 1910’s through the 1920’s.  Exploration activity increased again during the 1950’s-1960’s, during which time numerous companies were active in the area.  Hudson Bay Exploration and Development Co. explored this same area during 1980-81 to explore the rhyolite hosted lead-silver float and occurrences, which were discovered originally in 1916 and were rediscovered in 1980.  The occurrence is known as the Left Over showing.

Exploration to the northwest of the Illiance River and southwest of Lahte Creek near Mt. McGuire was focused on a porphyry molybdenum deposit known as the Ajax.  Minfile inventory reports 178,540,000 t combined reserves at 0.070% molybdenum.

Northwest of Lahte Creek in the area south and east of Kinskuch Lake copper showings were first explored in the 1930’s.  The areas was sampled by Brittania Mines in 1939 and was drilled in 1955-56 by Northwestern Explorations Limited, establishing a small reserve of a few million tons of 0.4% copper on the Bonnie zone.  Forest Kerr Mines Ltd. conducted geological, geophysical and diamond drilling during 1965.  Cyprus Exploration Corp. explored the property by geological, geochemical surveys and diamond drilling during 1966.  In 1970 Kerr Addison Mines Ltd. conducted geophysical surveys and a limited diamond drill program.  The property was restaked in 1979 as the Big Bulk and was mapped and sampled by Prism Resources in 1980.  Procan Resources drilled five diamond drill holes in 1982.  The property was again looked at in 1990 and 1991 by the joint venture partnership of Oliver Gold Corporation, Aber Resources Ltd. and Tanqueray Resources Ltd.  The joint venture conducted extensive geological mapping, geochemical sampling, trenching and prospecting.  During 1989 the joint venture also carried out a regional survey.  The 1991 program focused on the Big Bulk area and was primarily a blast trench, geological mapping and prospecting program for exploring for porphyry copper-gold mineralization.

Geological Setting

The Big Bulk property is primarily located over lower to middle Jurassic volcanics and sediments deposited in a marine environment along the western margin of the Bowser basin.  This sequence is collectively known as the “Hazelton Group” which consists of a well-mineralized sequence formed in an island arc environment.

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

Another undeveloped system is the Sulphurets camp where Seabridge is assessing the potential in a complex system of copper-gold porphyries (Kerr 135 MT @ 0.76% copper, 0.34 g/t gold), gold porphyries (Snowfield 7 MT @ 2.8 g/t gold) and high grade gold-silver vein systems (West Zone @ 15.4 g/t gold, 650 g/t silver) again related to Mitchell intrusions ~190 MY aged Goldslide-Texas creek equivalents.

The Big Bulk property has an early to middle Jurassic sequence of volcanics and sediments covering most of the Hazelton volcanic sequence along the upright east limb of the Mt. McGuire anticline and the property has a diverse variety of mineralized systems.

These include in order of priority:

The Big Bulk target area in the western portion of the property covers a large prominent gossanous area around the southern and eastern sides of Kinscuch Lake.  Mapping and sampling mapping has shown this area occupies the lower Hazelton volcanic sequence well below the Salmon River Fm.  and the area has little VMS potential.  On the positive side the mapping has outlined extensive zones of copper-gold porphyry mineralization associated with a large subvolcanic “Goldslide” type intrusive complex.  In many ways this complex has many similarities to that of the Sulphurets camp located 105 kilometres to the northwest and the Red Mtn. area located 35 kilometres to the northwest as a diverse high level of copper-gold porphyry system.  Widespread areas of copper-gold porphyry style mineralization is present over a 6.0+ square kilometre area with several styles of quartz vein and stockwork mineralization associated with pervasive chlorite/sericite/pyrite and later sericite/pyrite mineralization.  This system is a large complex multiphase porphyry system with good potential for both bulk tonnage copper-gold and high grade gold mineralization.

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

The North Lahte Creek area contains the northern extensions of the mineralized horizons seen at Lahte Creek but mineralization observed to date is much weaker.  A dacite dome complex is present along the eastern side of the area in an “Eskay” setting at the contact of the Hazelton volcanics and the overlying Salmon River sediments.  This area has anomalous values in zinc, arsenic and mercury.

Exploration of the Big Bulk Property

Exploration by the Company during 2002 was focused  to outlining copper-gold zones within the big Bulk target through surface mapping and sampling techniques.  Bulk tonnage targets include the Bonnie, Bonnie east, Marla, Marla West, Tracey and Twyla zones and are summarized:

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

A channel sampling program was incorporated into the detailed geological mapping of the Bonnie Zone.  This channel sampling program involved layout of a semi-continuous channel across the west end of the zone near the area previously sampled during an exploration program in 1991.  The focus of the 2002 program was to confirm grades previously encountered as well as  extending the channel sampling in areas previously un-sampled.  In addition, a continuous channel sample was established east of the area previously sampled in an attempt to determine the average grade in the Bonnie Zone on the peninsula.  Results of the two major channels are shown in the table below.

Big Bulk Channel Sample:  Bonnie Zone

Sample Area	Sample Interval	Percent copper	Gold g/t
Trench 1	82.6m	0.554	0.328
Trench 2	39.0m	0.138	0.096

Detailed mapping of the Bonnie Zone determined that most of the area is underlain by feldspar porphyry or feldspar hornblende porphyry, all of which are pervasively sericite and chlorite altered.  Minor dykes of lamprophyre were mapped as a late Tertiary intrusive unit.  Other mapping criteria utilized for the 2002 program are chlorite alteration intensity, chalcopyrite concentration and degree of brecciation of the host rock.  All the criteria were given a numerical value for intensity with low values indicating the least amount in all categories of alteration, chalcopyrite concentration and brecciation.  Late stage carbonate alteration, which aprallels fault structures, appears to be restricted to within metres of these structures but commonly is exposed over large areas as a dip-slope exposures and appears very late in the alteration sequence.  Strong sericite-pyrite altered, gossanous, discontinuous shear zones generally have limited strike and are either displaced by later fault structures or have very limited strike length.  These sericite-pyrite shear zones are commonly observed and are very difficult to obtain a sense of motion.  These sericite altered structures appear generally post the pervasive sericite/chlorite alteration event and could represent late advanced-argillic alteration.  In general, the rocks of the Bonnie Zone are very difficult to map since they are compositionally similar and have been the subject of varying hydrothermal brecciation and alteration.  Structurally the rock units are very discontinuous and numerous small-scale faults, some with barely discernible fault planes, were observed to displace features in the order of a few metres.

Large areas of chlorite-sericite alteration appear to be the earliest alteration package observed over the map area.  A very distinct “breccia” unit was observed at the Bonnie Zone as well as at other locations on the property.  This unit appears to host the most significant grades of copper mineralization and is distinctive in appearance due to the combination of sericite and chlorite coupled to form a breccia unit which in some cases appears to have been strongly sericite altered and subsequently chlorite altered or chloritic altered first then sericite altered later.

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

Results of the mapping program indicate a crude alteration zoning of the Big Bulk area.  Relatively unaltered rock on west and east appear to bound alteration packages in the Big Bulk area.  On the south end of Kinskuch Lake, a large zone of weakly potassic alteration was identified.  Fault contacts bound this unit on the south, east and west side of the alteration package and the lake bordered the north side.  Potassic alteration consists of relatively fresh HFP with minor amounts of pink K-spar, with or without magnetite and rare biotite.  Chalcopyrite was observed in minor amounts throughout this potassic alteration zone.  Although the block is described as potassic, it appears to be prophylitic in some areas as the relatively fresh HFP and the occurrence of epidote suggest propylitic grade alteration, in part, although this maybe magmatic epidote analogous to alkaline porphyry systems in parts of B.C.  Sampling of this unit returned a best value of 2530ppm copper and 0.104ppm gold sampled over an area of 100 square metres.

Large areas of chlorite-sericite alteration appear to be the earliest alteration package observed over the map area.  A very distinct “breccia” unit was observed at the Bonnie Zone as well as at other locations on the property and as previously mentioned this unit contains the highest copper-gold values.  Another area on the property which host mineralization with sericite and chlorite alteration similar to the Bonnie Zone is located east of the Bonnie Zone hence “Bonnie East Zone”.  Approximately 1200 metres east of the Bonnie Zone, one sample returned 5120ppm copper and 0.278ppm gold over a 10- metre interval.  In the same area, another sample assayed 3830ppm copper and 0149ppm gold over a 20-metre length.  This area is known as the Bonnie East zone and while extensions of this area are covered by glaciers, it is considered a priority target area.  Exposed area to date on this target support a minimum strike length of 400 metres in an east-west direction.

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

During 2003, the Company contracted Equity Engineering Ltd. to conduct a prospecting program on the Big Bulk property.  Several zones of interest were targeted with priority placed on the Bonnie and Bonnie East Zones.  Other areas that were prospected include the Brianne, Darcy, Nickie, and SeaBee Zones.  A total of 58 rock samples from surface chips and grabs were collected from the Big Bulk property.

A highlight of the prospecting was the discovery of a gold showing in the Brianne Zone.  Coarse visible gold occurs in a 1 to 5 cm qtz-carb-chlor-epi vein striking 174° and dipping -30° west.  A weak to moderate stockwork of similar veins, 1 to 3 veins per meter, occurs within the immediate surrounding area measuring 150 meters in diameter.

The prospecting program also delineated a prominent E-W structure marking the change from chlorite to sericite alteration in the Bonnie East Zone.  Previous sampling in the area returned 3 assays of greater than 1200 ppb Au and 6 assays of greater than 2000 ppm Cu. The surface expression of the structure hosts malachite gossans over 30 meters of strike length, which are related to concentrations of coarse stringer/blebby pyrite and chalcopyrite.  Prospecting in the general area outlined a zone, extending at least 180m E-W and 120m N-S, with visible chalcopyrite and malachite mineralization from which 11 surface samples were taken.

During 2003, the Company completed a diamond drilling program on the Big Bulk property.  Hy-Teck Drilling Ltd. from Smithers, BC was awarded the drilling contract.  A total of 1664.44 meters were drilled in eleven holes with BTW sized core.  Table 2 summarizes drill collar information.

BIG BULK PROJECT - Drill Hole Information
Zone	Number	Northing	Easting	Azimuth	Dip	Depth (m)
Bonnie	BB03 - 01	6167103	477107	0	-45	197.21
Bonnie	BB03 - 02	6167103	477107	315	-45	195.90
Bonnie	BB03 - 03	6167065	477111	0	-60	222.20
Bonnie	BB03 - 04	6166989	477201	0	-45	203.91
Bonnie	BB03 - 05	6167089	477204	0	-45	216.10
Bonnie East	BB03 - 06	6166907	477917	180	-45	173.43
Bonnie West	BB03 - 07	6166877	476946	0	-45	100.28
Bonnie West	BB03 - 08	6166877	476946	180	-45	106.38
Brianne	BB03 - 09	6166706	476958	180	-60	72.85
Brianne	BB03 - 10	6166706	476958	0	-45	72.85
Brianne	BB03-10anchor	6166706	476958	0	-70	(5.79)
Brianne	BB03 - 11	6166662	476890	0	-45	103.33
TOTAL METERS DRILLED						1664.44

Table 2.  Drill Hole information.

The presently defined 1250-meter long by 300-meter wide Big Bulk Zone was drill-tested with 8 holes along three off-set sectional locations.  All holes intersected intervals of pyrite-chalcopyrite mineralization to an approximate depth of 200 meters.  A summary of the best mineralized intersections is presented in Table 3.

Hole	Interval (m)			Assay
Number	From	To	Length	Au (g/t)	Cu (%)
BB03-01	8.84	21.03	12.19	0.41	0.68
BB03-02	11.89 142.95	33.22 195.99	21.33 53.03
BB03-03	5.79	33.22	27.43	0.42	0.64
BB03-04
******	2.74	14.94	12.20	0.26	0.14
	88.09	100.28	12.19	0.26	0.16
BB03-07	11.89	21.03	9.14	0.18	0.45
	85.04	91.14	6.10	0.22	0.47
BB03-08

Table 3.  2003 Drill-Hole Assay Results.

Drill holes BB03-01 to BB03-05 tested the “Bonnie Zone”, within an area where surface sampling returned 0.9% copper and 0.83 g/t gold over a 70-metre interval.  Drill hole BB03-06, tested an area of exposed copper mineralization 800 meters east of the Bonnie Zone but did not intersect significant copper-gold values. Drill holes BB03-07 and BB03-08 were drilled 250 meters southwest of the Bonnie Zone and targeted surface mineralization located on an island between the Bonnie zone and the potassic core of the alteration system.

Drill holes BB03-09 to BB03-11 were drilled in the vicinity of a new discovery of visible gold within a quartz vein system located 400 meters southwest of the Bonnie Zone.  Although anomalous gold values were intersected, no economically significant assays were obtained.  The coarse-grain gold mineralization in quartz veins is hosted within the potassic core of the intensely altered hornblende-feldspar porphyry.

The 2003 diamond drilling program on the Big Bulk copper-gold target intersected a shallow dipping near surface zone of porphyry style mineralization but did not locate extensions to depth.  Near surface drill hole grades assayed to 0.86% copper and 0.6 g/t gold over 21.33 metres.  Due to the indicated limited target size of the attractive copper-gold grades, no further drilling is anticipated.

The Big Bulk property was relinquished back to Teck Cominco in January 2004. All costs relating to the property were written off in December 2003.

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

Although a VMS style deposit has been the focus of past prospecting, the area appears favourable for discovery of gold veins with quartz vein float from the property returning values up to 20.24 g/t gold.  Prior work has included preliminary prospecting and sampling.  No advanced stage targeting or drilling has been undertaken to date.  The property presents an attractive target for discovery of a gold enriched massive sulphide and/or epithermal deposit.

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

Property Title

The VMS property is comprised of four mineral claims totaling 19 claims units.  The claims were located on June 10, 1999 and are valid mining claims registered in the Skeena Mining Division.  The registered owner of the VMS claims is Fayz Yacoub of Surrey, B.C.  The VMS property is surrounded on all sides by the Big Bulk Property.  The Company also has an option to acquire a majority interest in the Big Bulk Property.

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

  During 1997, exploration work on the claims was carried out by Rubicon Minerals Corporation, rock sampling was targeted at evaluating a number of gossan zones on what is now known as the VMS 1 claim.  Assays returned up to 6.26% zinc, and 414 g/t silver with elevated metal values up to 202ppm arsenic, 145ppm mercury, and 356ppm antimony.  Numerous boulders of massive sulfides were located at the toe of the main glacier, and a barite-sphalerite-galena showing was located on the north side of Lahte Creek.

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

The Boulders Zone consists of angular boulders of intermediate, light gray volcanics were located on the north side of the Lahte Creek, the boulders are scattered over an area of 75 metres long by 50 metres wide.  Mineralization consists of disseminated, semi-massive to massive banded galena, sphalerite, chalcopyrite, and green malachite.  The topography of the area around the boulders zone strongly suggests that the best area to prospect for the source rock would be north to northwest from the boulders location.

The Main Gossan Zone is located on the north side of Lahte Creek.  It is considered to be the most persistent alteration zone on the property, and represents a fault contact between the green maroon volcanic dacite and sedimentary argillite.  The gossan zone is exposed for approximately one kilometre with an average width of 100 metres.  Rocks are light brown to red on weathering surfaces.  Argillic to sericitic alteration is common within the zone particularly at the volcanic-sedimentary contact.  The gossan zone displays strong silification and pyritization associated with advanced argillic alteration.  Sulfide mineralization consists of fine-grained pyrite, minor pyrrhotite and galena.

The Western Gossan alteration zone, represented by brown rusty volcanic dacite rocks, located approximately 800 metres southwest of the main gossan zone, is characterized by intensive alteration and silification.  Mineralization consists of 5-6% fine-grained pyrite, very fine-grained galena, and trace of chalcopyrite in altered, rusty volcanic outcrop.  The zone can be traced for twenty metres with an average width of 3 metres.

The Float Zone consists of numerous massive sulfide boulders located on the western side of the property.  The mineralized boulders were found just below the main glacier and along the flats southeast of the main creek below the ice field.  The source of the float boulders is believed to be within large gossans exposed near the head of the glacier.  No source rock has been located so far.

The Company has not conducted  a detailed exploration program on the VMS property  and relinquished the property back to the vendor in October 2003. All costs relating to the property were written off in December 2003.

Atikokan West Property

Property Description

The Atikokan West property of 137 claim units, located in the Atikokan area of northwestern Ontario, is a grassroots property covering underexplored gold prospects.  The vendor acquired the property after discovering the gold prospects and optioned the property to Teck Cominco in January 2004.  The Company subsequently entered into an option/joint venture agreement with Teck Cominco to earn an interest in the Property.

The Atikokan West property covers 7 structurally controlled gold occurrences in favourable volcanic rocks analogous to the Red Lake high-grade gold system located approximately 300 kilometres to the northwest.

Property Title

The Atikokan West property consists of 11 claims totaling contiguous 137 claim units that occur in the Arnold Lake area.  The claims are registered in the name of the underlying vendor and subject to agreement with Teck Cominco and the Company.  All claims are in good standing.

Atikokan West Property

Mineral Claims Data

Claim Number	Units	Expiry Date

TB 3001610	12	April 8, 2005
TB 3001611	9	April 8, 2005
TB 3001555	15	February 21, 2005
TB 3001556	15	February 21, 2005
TB 3001557	15	February 21, 2005
TB 3001558	16	February 21, 2005
TB 3001559	16	February 21, 2005
TB 3001560	15	February 21, 2005
TB 3008204	6	July 21, 2005
TB 3007759	6	September 18, 2005
TB 3007137	12	November 28, 2005

Total	137	units

Underlying Agreements

In an agreement dated January 15, 2004, between Teck Cominco and the underlying vendor, Teck Cominco has the option to earn 100% interest in the Atikokan West Property by making $200,000 in cash payments to the vendor and completing $1.0 million of exploration expenditures by February 1, 2009.  The vendor has retained a 2% NSR of which Teck Cominco may buy down 1% NSR for $1.0 million.

Under the terms of the agreement dated January 19, 2004 with Teck Cominco, the Company may earn an 80% interest in the Atikokan West Property by making staged exploration expenditures in the aggregate amount of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through pre-feasibility.  After the completion of a pre-feasibility study, Teck Cominco may back-in for a 60.8% interest in the project by funding a minimum of 200% of the Company’s prior expenditures and completing a feasibility study.

During the currency of the agreement, Teck Cominco will be responsible for making all cash and advance royalty payments to the underlying vendor.

Location, Access, Infrastructure

The Atikokan West Property is located in Baker Township (Miranda Lake Area G-0543) approximately 10 kilometres west of the community of Atikokan and 200 kilometres west of Thunder Bay, Ontario.  It lies within NTS block 52B/13SW.

The property can be accessed via newly created logging roads departing from highway 11 approximately 25 kilometres west of Atikokan.  New roads in 2001 have reached the Black Vein (north and south) Showings, passing within 100 to 200 metres of both.  These roads will carry on eastwards going south of Arnold Lake and then proceeding north between the east shore of Arnold Lake and the Eye River up to Ear Lake in 2002.  Alternate access is from Atikokan via highway 622 north for 24 kilometres, then south on Valerie Falls Road for 20 kilometres.  A recent network of logging roads is providing access to much of the property.

History

The following list summarizes the historical exploration conducted on the Atikokan West Property and in the general area of the property.

1894:  Discovery of gold in quartz veins at Harold Lake (volcanic/tonalite contact) by the Wiley brothers of Port Arthur, Ontario.  –1311 tons milled @ .59 oz/tn Au

1900:  Discovery of gold at Elizabeth Gold Mine (250,000 tons @ 4.57 g/tn Au)

1956:  Discovery of Audet/Bergman high grade by Stratman Ltd.  Stratman also drilled two targets on the north shore of Arnold Lake in search for hematite iron deposits.

1986:  Denver Stone, while working for Atomic Energy Canada, mapped the area and discovered the Zephyr Zone, an area of intense deformation within the volcanics just west of Harold Lake.

1987/1990:  Societe Miniere Mimiska Inc. performed approximately 30,000 ft of diamond drilling on the property while evaluating the Fern Elizabeth property.

Mimiska completed several geophysical surveys on portions of the property and carried out a regional prospecting and mapping program.  This resulted in the discovery of the Black Vein just southwest of Arnold Lake and numerous other high grade samples.

1998:  Karl Bjorkman located a grab sample, just west of the Eye River at Ear Lake, while staking assaying approx. 0.5 oz/tn Au.

1998/1999:  Karl Bjorkman and Brian Nelson carried out a mapping and prospecting program as part of their ‘98/’99 OPAP program

Geological Setting

The Atikokan area, one of Ontario’s earliest gold camps, was known in the late 1800’s as the Upper Seine District.  Combined with the Mine Centre area, limited recorded production of more than 22,000 ounces of gold was realized from approximately 15 producers (Schnieders 1983).  In addition there are more than 50 other gold occurrences within a 50 km radius of Atikokan (ibid).  The vast majority of occurrences are hosted by supracrustal rocks in a number of small, interconnected greenstone belts (Calm Lake, Finlayson Lake, Lac des Mille Lacs and Lumby Lake) and within the Marmion Lake tonalitic batholith, near the southern margin of the Wabigoon Subprovince (Blackburn et al. 1991; Wilkinson 1982).  The southern subprovincial boundary is locally defined by the Quetico Fault, a regional, dextral, transcurrent fault zone; metasedimentary and related plutonic rocks of the Quetico Subprovince occur on the south side of the fault.

Gold mineralization is associated with quartz +/- carbonate veins and stockworks, as well as deformed and altered felsic intrusive rocks.  There is a strong association with regional faults, branching splay faults and brittle-ductile deformation zones.  Gold mineralization in the Marmion Lake batholith is associated with northeast-trending structures and its contacts with greenstone belt rocks (Lavigne and Scott 1995a, 1996b).  Past workers have described many gold occurrences hosted by deformed and altered metavolcanic rocks and associated with high-level intrusive rocks such as quartz-feldspar porphyry, aplite and felsite.  Typical alteration assemblages include sericite, albite, chlorite, iron carbonate, saussurite, epidote, tourmaline and green mica.  Pyrite, chalcopyrite, galena and arsenopyrite, as well as other, less common sulphides, are associated with auriferous quartz-carbonate veins (Schnieders 1983; Wilkinson 1982).

The Atikokan West Property covers a large area of old Steep Rock Group (2960+) mya pillowed basalts, flows and Fe Fm’s and ultramafic flows in a belt similar in setting and size to the Red Lake camp.  There is a strong suggestion that the entire Steep Rock sequence is much more extensive than previously recognized.  Extensive basal Fe Fm and ultramafic sequences are present across the entire area and may not be restricted to the Atikokan townsite area as previously thought.  These basal units date back to 3100-3200 mya and are attractive gold hosts.  Numerous deformation zones and structures follow NE and NW trends throughout the package and are axial planar to folding which seems to control some of the showings at the noses of folds.  Several high-grade occurrences are present on this largely unexplored property including new vein discoveries with values up to 68 g/t Au (Sunshine showing).  Most showings were of little interest but the area is impressive for recent extensive logged areas and discovery of new high-grade showings in a number of structural zones with QFP sills and dykes with associated sericite, ankerite and green mica alteration.  This property is along the structural projection from the large intrusive hosted Hammond Reef system 85 MT @ 1 g/t Au (2.6 MOz Au) which demonstrates a large Au system.

Several gold prospects have been discovered on the property and are summarized:

The Harold Lake target consists of numerous quartz veins within the intrusive with past production of 1131 tons @ 0.59 opt Au.  Very local drilling has intersected veins grading up to 19.2 g/t Au. / 1.52 m.

Zephyr Zone:  In 1988 Mimiska drilled the Zephyr Zone based on some promising surface assays.  Hole MZ 88 09 intersected 6.2 g/t Au over 10.3 m.  Again in February of 1996, Mimiska drilled the Zephyr Zone in the area of the hole 09 high grade intersection.  After drilling they interpreted the mineralization to be striking approximately north 25 degrees east in four separate fingers.  The last hole drilled was MZ 96 19.  This hole had an intersection of 18.5 g/t Au over 0.5 metres, however it was drilled almost right on the property line of the Harold Lake Gold Mine, which Mimiska had already dropped.  The area in between is spruce swamp and should be drilled to test the extent of mineralization heading towards the historic north and south adits area.  The western sector should be intensely prospected followed by surface stripping of any high-grade assays.

Black Vein:  This showing was drilled in 1990 but only very locally as no surface stripping was done.  This area also has a new gravel road to within 100-200 metres of both showings and should be surface stripped to better define a drill target.  Grab samples in 2001 returned a value of 8.6 g/t from an intensely altered felsic volcanic rock with no quartz veining.  The black vein area within a large shear structure with ankerite-green mica alteration and associated sericite QFP sills has returned values to 134 g/t Au, with values to 25 g/t from the carb-green mica alteration.

Ear Lake is a largely unexplored area extending to the NW of Harold Lake for 5+ kms with grabs taken by the underlying vendor returning values to 48 g/t Au.

Arnold Lake:  The Arnold Lake area has received little attention according to the various reports on this property, yet the area underlying Arnold Lake is part of a large fold (open, anticline) with the “nose of the fold” lying just to the east.  Both the Zephur Zone and the Black Vein are coincident with magnetic “lows” probably due to the intense alteration at both locations.  At the northeast corner of Arnold Lake a mag low also occurs.  Stratmat Ltd. drilled this area (swamp covered) in 1956 looking for hematite and hit various sulfide zones, quartz veins and fault zones, but no hematite.  No assays are recorded for any of their holes.

Most of the gold showings on this property are associated with some structural event whether faults, splays, or their accompanying deformation zones and furthermore associated with where these lineaments cross favourable geology.

Exploration of the Atikokan West Property

The Company plans to conduct a prospecting, stripping and chip sampling program on known gold occurrences and within areas between the known occurrences during 2004.  Drilling is planned in late summer and fall on the priority targets.

TO THE COMPANY'S KNOWLEDGE, THE MINERAL PROPERTIES CANNOT BE PROVEN TO CONTAIN A BODY OF COMMERCIAL ORE UNTIL A POSITIVE FEASIBILITY STUDY DEMONSTRATING COMMERCIAL PRODUCTION HAS BEEN PREPARED BY INDEPENDENT CONSULTING ENGINEERS.

ITEM V

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2003, 2002, and 2001 should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended December 31, 2003, 2002, and 2001. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars.  The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada.  Note 9 of these Consolidated Financial Statements of the Company sets forth the material differences between Canadian and U.S. GAAP.  In keeping with accepted industry practice in Canada, the Company capitalizes  property acquisition and exploration expenditures relating to mineral properties in which the Company has an active interest.  In the event that such properties become inactive or prove uneconomic, they are written off.  For a more detailed description of the properties, see Item IV - Information of the Company - Description of Property.

A)

OPERATING RESULTS

CHANGES IN ACCOUNTING POLICIES

Stock-based Compensation:

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  Accordingly, the fair value of all stock options granted is recorded as a charge to administration expenses and a credit to shareholders' equity.  Consideration received on exercise of stock options is credited to share capital.

Critical Accounting Estimates:

The detailed accounting policies are listed in Note 2 to the Financial Statements for the year ended December 31, 2003; however, the valuation of resource assets requires the application of significant management judgment.  Management uses its best estimates for recording mineral property carrying values based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

FISCAL 2003

In connection with the Teck Cominco Agreement, the Registrant issued 820,000 special warrants for funds in the amount of $246,000 received in 2002.  The special warrants were converted during 2003 and the Registrant issued 820,000 units, with each unit comprised of one Common Share in the capital of the Registrant and one Common Share purchase warrants entitling the holder to acquire one Common Share in the capital of the Registrant at $0.30 per Common Share until June 30, 2004

In connection with private placements, the Registrant issued Common Shares and warrants as follows:

Number of flow-through Common Shares	Number of non-flow-through Common Shares	Total Common Shares	Price per Common Share ($)	Total ($)	Number of non-flow-through warrants
6,244,000	2,186,000	8,430,000	0.10	843,000	2,186,000
2,500,000	0	2,500,000	0.12	300,000	0
0	820,000	820,000	0.15	123,000	820,000
8,744,000	3,006,000	11,750,000		1,266,000	3,006,000

In respect of the above private placements, the Registrant also issued to agents who introduced arm’s-length purchasers to the Registrant 63,000 units, each unit comprised of one Common Share and one Common Share purchase warrant, with two Common Share purchase warrants entitling the holder to acquire one Common Share at $0.10 per Common Share until September 14, 2004 and 348,000 warrants, each warrant entitling the holder to acquire one Common Share at $0.14 per Common Share until October 12, 2004.  At December 31, 2003 all of the warrants remained unexercised.

In connection with financings completed in 2002, the Registrant amended the terms of warrants as follows:

i.

the expiry date of 1,500,000 warrants allowing for the purchase of 1,500,000 Common Shares at $0.15 per Common Share was extended from May 23, 2003 to May 22, 2004

ii.

the expiry date of 1,080,000 agents’ warrants allowing for the purchase of 1,080,000 Common Shares at $0.35 per Common Share was extended from June 18, 2003 to June 18, 2004

iii.

the exercise price of 4,050,000 warrants allowing for the purchase of 2,025,000 Common Shares was amended from $0.35 per Common Share to $0.15 per Common Share and the expiry date was extended from June 18, 2003 to June 18, 2004.

In connection with incentive stock options granted, the Registrant valued such warrants at $145,509 and credited that amount to stock options and warrants.

During 2003, 2,985,903 warrants allowing for the purchase of 1,635,903 Common Shares expired unexercised, and at December 31, 2003, all of the remaining warrants remained unexercised.

As a result of the financings completed during 2003, at December 31, 2003, the Registrant had cash and cash equivalents of $1,067,042, of which $927,891 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767. From January 1 to May 7, 2004, the company issued a total of 415,250 Common Shares on the exercise of 420,500 warrants for total consideration of $123,700.

Fiscal 2003 corporate costs were relatively unchanged at $439,041 as compared with $432,836 in fiscal 2002.  The Company saw an increase in audit costs due to increased costs required to meet regulatory compliance requirements ($35,458 for fiscal 2003 as compared with $14,887 for fiscal 2002).  The Company incurred a tax penalty of $14,309 on flow-through funds expended in fiscal 2003 and renounced in fiscal 2002.  Legal fees for fiscal 2003 decreased by $62,428 as a result of the Registrant stream-lining its corporate functions.  Shareholder communications decreased by $91,944 as a result of the abandonment of the Company's exploration properties during the year.  The Registrant granted incentive stock options to directors, officers and employees allowing for the purchase of up to 1,680,000 Common Shares at $0.15 per Common Share until January 3, 2008.  The Registrant valued these options at $145,509 and credited that amount to stock options and warrants.

During fiscal 2003, exploration and mineral property expenditures were approximately $659,467 as compared to approximately $1,403,403 for fiscal 2002 as a result of the abandonment of properties during the year.  The Registrant expended $78,800 on general exploration costs incurred while conducting regional exploration work and relating to properties in which it held no interest.  The Registrant wrote off $1,475,505 and $113,814 in exploration expenditures and property acquisition costs respectively in connection with the relinquishment of properties to the vendors.  At December 31, 2003, the Company had $nil resource assets, as compared with $1,008,652 at December 31, 2002. In January 2004 and in connection with the Teck Cominco agreement, the company entered into an agreement to acquire an 80% interest in the Atikokan West property in Ontario, in consideration for making staged exploration expenditures in the aggregate of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through feasibility, after which Teck Cominco may back-in for a 60.8% interest by funding a minimum of 200% of the company’s prior expenditures and completing a feasibility study.

Exploration and Mineral Property Expenditures for Fiscal 2003:

	Hemlo West	Amos	Meridian	Yukon Olympic	Big Bulk	VMS	General	Total
Exploration and Mineral Property Expenditures
Accommodation	0	0	0	13,768	17,004	0	1,488	32,260
Assays and geochemical analysis	0	0	0	243	12,049	0	626	12,918
Consulting	0	0	0	1,620	16,623	1,080	12,240	31,563
Drilling	0	0	0	0	110,483	0	0	110,483
Expediting	94	23	125	1,618	4,546	0	16	6,422
Field supplies	0	0	0	4,174	4,743	0	504	9,421
Fuel	0	0	0	367	14,443	0	0	14,810

Maps, printing and drafting	102	0	0	1,357	2,930	0	664	5,053
Property acquisition and maintenance costs	0	0	0	21,720	400	435	0	22,555
Project management fees	544	277	41	13,323	30,688	495	6,673	52,041
Salaries and wages	2,691	2,840	299	59,737	88,400	3,908	54,788	212,663
Surveys	0	0	0	48,302	0	0	0	48,302
Transportation	659	0	0	8,073	90,443	0	1,801	100,976
Total	4,090	3,140	465	174,302	392,752	5,918	78,800	659,467

No dividends have been paid by the Company, and the Company has no present intention of paying dividends on its Common Shares as it anticipates that all available funds will be invested to finance the growth of its business.

Loss for the year is affected by the administration costs, write off of deferred exploration expenditures and mineral property expenditures, general exploration expenditures and costs recovered by way of option payments.

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with December 31, 2003.

SUMMARY QUARTERLY INFORMATION

Quarter Ended:	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)	December 31, 2002 ($)	September 30, 2002 ($)	June 30, 2002 ($)	March 31, 2002 ($)
Current Assets	1,076,320	887,916	529,683	614,108	799,305	1,559,892	1,782,842	220,892
Resource Assets	0	1,213,560	1,109,522	1,045,546	1,008,652	48,677	19,627	1,772
Current Liabilities	239,196	255,491	177,563	121,612	186,207	151,605	155,757	236,928
Shareholders’ Equity
Capital Stock	21,257,464	20,436,413	20,076,182	20,076,182	19,835,320	19,245,920	19,245,920	17,490,085
Special Warrants	0	0	0	0	246,000	0	0	0
Contributed Surplus	64,784	64,784	64,784	64,784	64,784	64,784	64,784	64,784
Stock Options and Warrants	145,509	0	0	0	0	0	0	0
Deficit	(20,621,033)	(19,116,912)	(18,679,325)	(18,602,924)	(18,524,354)	(17,853,740)	(17,663,992)	(17,569,133)
Net Income (Loss)	(1,504,121)	(437,587)	(76,401)	(78,570)	(670,614)	(189,748)	(94,859)	(67,388)
Working Capital (Deficit)	837,124	632,425	352,120	492,496	613,098	1,408,287	1,627,085	(16,036)
Loss per share (1)	(0.084)	(0.028)	(0.005)	(0.005)	(0.077)	(0.020)	(0.029)	(0.017)

(1)

Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

At the Annual General Meeting of shareholders held on June 25, 2003, all resolutions placed before the shareholders were passed.

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

In connection with a Short Form Offering Document, the Registrant raised $1.62 million comprised of $1,215,000 in flow-through funds and gross proceeds of $405,000 in non-flow-through funds.  The Registrant issued 1,350,000 non-flow-through units and 4,050,000 flow-through units each priced at $0.30 per unit.  Each flow-though unit consisted of one flow-through Common Share and one non-transferable flow-through share purchase warrant, with each two flow-through warrants entitling the holder to purchase one additional flow-through share at a price of $0.35 per Common Share until June 18, 2003.  Each non-flow-through unit consisted of one non-flow-through Common Share and two transferable non-flow-through share purchase warrants, with each two non-flow-through warrants entitling the holder to purchase one additional non-flow-through share at a price o $0.35 per Common Share until June 18, 2003.  The Registrant also issued 1,080,000 agents’ warrants allowing for the purchase of up to 1,080,000 Common Shares at $0.35 per share until June 18, 2003 and 200,000 Common Shares to an agent as finance fee.  The non-flow-through warrants commenced trading through the facilities of the TSX-Venture Exchange on June 28, 2002 under the trading symbol CXP-WT.

At the Annual General Meeting of shareholders held on June 27, 2002, all resolutions placed before the shareholders were passed, including a Special Resolution approving changing the Registrant’s name to Canadian Empire Exploration Corp.

In connection with the CEEx Program, the Registrant entered into agreement to acquire the right to earn an 80% interest in Teck Cominco’s interest in the Helmo West property, subject to back-in rights by Teck Cominco and an underlying vendor’s net profits interest, by making staged exploration expenses totaling $2.0 million by December 31, 2005 ($276,195 spent by December 31, 2002). Upon completion of the minimum expenditures, a joint venture will be formed, with the Registrant holding 80% and Teck Cominco holding 20%.  In order to maintain its 80% interest in the joint venture, the Registrant must fund additional exploration to the completion of a pre-feasibility study.  Teck Cominco will then have a one-time election to back-in for 60.8% interest in the project by funding a minimum of 200% of the Registrant’s prior expenditures and completing a feasibility study.  The Registrant will then have a 39.2% interest and the option to either fund its Common Shares of production financing or negotiate with Teck Cominco for a carried interest through to production.

In connection with the CEEx Program, the Registrant entered into agreement to acquire the right to earn an 80% interest in Teck Cominco’s interest in the Amos property, subject to back-in rights by Teck Cominco and an underlying vendor’s net profits interest, by making staged exploration expenses totaling $2.0 million by December 31, 2005 ($325,065 spent by December 31, 2002). Upon completion of the minimum expenditures, a joint venture will be formed, with the Registrant holding 80% and Teck Cominco holding 20%.  In order to maintain its 80% interest in the joint venture, the Registrant must fund additional exploration to the completion of a pre-feasibility study.  Teck Cominco will then have a one-time election to back-in for 60.8% interest in the project by funding a minimum of 200% of the Registrant’s prior expenditures and completing a feasibility study.  The Registrant will then have a 39.2% interest and the option to either fund its Common Shares of production financing or negotiate with Teck Cominco for a carried interest through to production.  During 2002, the Registrant expended $7,959 acquiring the Amos property.  During 2002, the Registrant entered into an agreement with an optionee whereby the optionee may acquire up to 50% of the Company’s interest in the property by exercising three options by way of staged exploration expenditures totaling $2.0 million by September 30, 2003.  Upon completion of each option period, the optionee has the right to convert its investment in the project into Common Shares of the Registrant (840,000 Common Shares issued to December 31, 2002 at a market value of $315,000).  Prior to December 31, 2002 the optionee relinquished the right to the property back to the Registrant.

In connection with the CEEx Program, the Registrant entered into agreement to acquire the right to earn an 80% interest in Teck Cominco’s interest in the Meridian property, subject to back-in rights by Teck Cominco, by making staged exploration expenses totaling $800,000 by December 31, 2005. The Registrant expended $346,866 during 2002 on the Meridian project.  Results not having met expectations, the Registrant relinquished its rights to the Meridian project, and costs of $346,866 in relation to the Meridian project were written off.

In connection with the CEEx Program, the Registrant entered into agreement to acquire up to a 51% interest in the Yukon

Olympic property by making staged exploration expenditures totaling $1.5 million ($182,040 spent by December 31, 2002) and staged share payments totaling 900,000 Common Shares by December 31, 2005 (300,000 Common Shares issued during 2002).  A joint venture will then be formed with the Registrant holding 51% and the vendor holding 49% through to completion of a preliminary feasibility study.  Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of the Registrant’s prior expenditures and completing a feasibility study.  Should Teck Cominco earn the 51%, the Registrant would then hold 25% and the vendor 24%.  In connection with the Yukon Olympic property, a finder’s fee of 200,000 units comprised of 200,000 Common Shares and 200,000 warrants allowing for the purchase of up to a further 200,000 Common Shares at $0.20 per Common Share until September 20, 2004 was paid to a party related by virtue of common management and directorship.  The vendor has the right to earn a 100% interest in the property subject to a 1.5% net smelter return royalty (“NSR”).   During 2002, the Registrant expended $60,300 towards the acquisition of the Yukon Olympic property, which amount includes the 300,000 Common Shares issued to the vendor and 200,000 Common Shares issued as finder’s fee.

In connection with the CEEx Program, the Registrant acquired the rights to earn an interest in the Big Bulk property, subject to back-in rights by Teck Cominco and an underlying vendor’s net profits interest.  The Registrant may earn an initial 80% interest by spending $800,000 on exploration by December 31, 2005 ($131,617 spent by December 31, 2002).  Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of the Registrant’s prior expenditures and completing a feasibility study. Should Teck Cominco earn the 51%, the Registrant would then hold 25% and the vendor 24%.

In connection with the CEEx Program, the Registrant entered into an agreement to acquire a 100% interest  in the VMS property by making staged payments of $35,000 ($5,000 paid to December 31, 2002) and issuing 200,000 Common Shares in stages prior to December 31, 2005 (50,000 Common Shares issued during 2002).  A joint venture will then be formed with the Registrant holding 51% and the vendor holding 49% through to completion of a preliminary feasibility study.  The vendor retains a 1.5% NSR. Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of the Registrant’s prior expenditures and completing a feasibility study. Should Teck Cominco earn the 51%, the Company would then hold 25% and the vendor 24%.  In connection with the VMS property, a finder’s fee of 100,000 units comprised of 100,000 Common Shares and 100,000 warrants allowing for the purchase of up to a further 100,000 Common Shares at $0.20 per Common Share until October 22, 2004 and reimbursement of costs of $5,000 were paid to a party related by virtue of common management and directorship. The related party has the right to reacquire a 1% NSR held by an underlying vendor for $1.0 million. During 2002, the Registrant expended $23,000 towards the acquisition of the VMS property, which amount includes the 50,000 Common Shares issued to the vendor and 100,000 Common Shares  issued as a finder’s fee, and expended $2,476 exploring the VMS property.

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

As a result of the Company’s increased activity, fiscal 2002 corporate costs were approximately $433,000, an increase of approximately $110,000 from fiscal 2001.  The increase is primarily seen in shareholder communications expenses due to increased communication with shareholders in respect of the CEEx Program. Exploration and mineral property expenditures were approximately $1,403,000 as compared to approximately $68,000 for fiscal 2001 as a result of the acquisition of several properties and the review of properties under consideration. For a more detailed description of the CEEx Program see Item IV - Information of the Company - Business Overview. At December 31, 2002, the Company had working capital of approximately $613,000, which amount includes cash and cash equivalents of approximately $730,000 as a result of funds received for the public and private placements, on the exercise of warrants and in connection with the special warrants issued in 2003.

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

FISCAL 2001

During the year ended December 31, 2001, in connection with exploration and option to purchase agreements (the “Agreements”) with Meridian Gold Company (“Meridian”) of Reno, Nevada, the Company received the remainder of the funds from Meridian, and completed the initial stages of its sale of the G&R Property to Meridian.  Prior to December 31, 2001, the Company announced that it had received notice from Meridian that Meridian had terminated the Agreements. Prior to December 31, 2001, the Company relinquished its rights to the Guadalupe Property and returned the concessions to the vendors.  See Fiscal 2000 below for a more detailed description of the Agreements.

During 2001, with delays experienced in completing a due diligence process of ReBASE Corporation of Barrie, Ontario the Company advised ReBASE that it was terminating the August 4, 2000 Memorandum of Understanding with ReBASE and would continue to seek acquisition of other opportunities in the minerals resource sector.

On June 7, 2001, all ordinary resolutions placed before shareholders at the Annual General Meeting of Shareholders were passed.  A special resolution was passed allowing that the authorized share capital of the Company be altered by consolidating all of the Company’s 250,000,000 Common shares without par value into that number of Common shares without par value as may be determined by the Board of Directors of the Company but, in any event, not less than 25,000,000 Common shares without par value, up to a maximum of 10 such shares being consolidated into one (1) Common share without par value; increasing the authorized capital of the Company from not less than 25,000,000 Common shares without par value to 250,000,000 Commons shares without par value; altering the Memorandum of the Company to reflect the consolidation of share capital and the increase in authorized capital to 250,000,000 Common shares without par value; authorizing the Board of Directors in their discretion by resolution, without requiring further approval, ratification or confirmation by the members, to determine the number of Common shares without par value into which the 250,000,000 Common shares without par value are to be consolidated, provided, however, that such number shall not be less than 25,000,000 Common shares without par value, and may decline to implement this Special Resolution.

On September 11, 2001, the Company announced that its Common Shares were being de-listed from The Toronto Stock Exchange, and that the Company’s Common Shares would continue to be traded through the facilities of the Canadian Venture Exchange.  On October 2, 2001, the Company announced that trading in its Common Shares was being halted pending consolidation of the Company’s capital on the basis of 10 old Common Shares for 1 new share and a change of company name.  The Company elected not to change its name until its next Annual General Meeting to be held on June 27, 2002.  The consolidation became effective on December 5, 2001.

During 2001, the Company and Teck Cominco formed a strategic alliance for the operation of the Company’s CEEx Program.  Teck Cominco endorsed the CEEx Program by entering into an agreement with the Company.  The CEEx Program is a Canadian Exploration Expense (CEE) flow-through mineral exploration program designed for the exploration of selected mineral properties in which the Company will have the right to earn property interests.   During 2001, under the terms of the Teck Cominco Agreement, the Company issued to Teck Cominco 390,000 Units at $0.30 per Unit, which allow Teck Cominco to maintain future participation rights by providing staged funding to the Company in the aggregate amount of $480,000. An initial $117,000 was received prior to December 31, 2001.  Each Unit consists of one common share and one $0.30 share purchase warrant.  Exercise of the warrants on or before February 7, 2002 (subsequently amended to July 8, 2002), will provide an additional $117,000 the Company.  Teck Cominco’s next funding election for an additional $246,000  takes place on April 15, 2002 (subsequently amended to September 15, 2002).

During 2001, the Company terminated its administrative and exploration management services agreements with John S. Brock Limited and entered into management services agreements with Badger and Co. Management Corp. (“Badger & Co.”). Under the agreements, the Company is charged for office facilities and operations expenses, costs of corporate, administrative, exploration, field wages and professional services of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up, and exploration project management fees calculated at 8% of all exploration costs incurred by the Company.

During 2001, the Company received, from the Government of Mexico, reimbursement of value-added tax (“IVA”) of $40,038.  The Company has requested the remaining $199,672 of IVA  from the Government of Mexico.  While the

Company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future.

As a result of the Company’s increased activity, fiscal 2001 corporate costs were approximately $323,000, an increase of approximately $41,000 from fiscal 2000. Exploration and mineral property expenditures were approximately $68,000 as compared to approximately $142,000 for fiscal 2000 as a result of review of properties under consideration.  At December 31, 2001, the Company had working capital of approximately $50,888, which amount includes the remaining $199,672 of IVA requested from the Government of Mexico.

FISCAL YEAR ENDED DECEMBER 31, 2003 VS. FISCAL 2002 AND 2001

For the fiscal year ended December 31, 2003, the Company had total assets of $1,085,920 as compared with $1,807,957 and $265,271 for the fiscal years ended December 31, 2002 and December 31, 2001 respectively.  Resource assets at December 31, 2003 were $nil as compared with $1,008,652 and $nil at December 31, 2002 and December 31, 2001 respectively.  The decrease in resource assets at December 31, 2003 results from the return of all properties to the vendors during the year.  The increase in resource assets at December 31, 2002 results from agreements entered into to earn interests in the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties, while the reduction in resource assets at December 31, 2001 results from the relinquishing of the Guadalupe property to the vendors.  As a result of the financings completed during 2003, at December 31, 2003, the Registrant had cash and cash equivalents of $1,067,042 (2002: $729,735, 2001: $54,237), of which $927,891 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767.  Current liabilities remained relatively unchanged at December 31, 2003, 2002 and 2001, as to $239,196 at December 31, 2003, $186,207 at December 31, 2002 and $212,147 at December 31, 2001.  During 2003, the Company was advanced $30,000 by a related party owned by Directors of the Company and charged interest in the amount of $412.  The interest was paid during 2003 and the principal was repaid in 2004.  During 2001, under a promissory note bearing interest at 8% per annum, the Company repaid the balance of principal and interest to a related party owned by Directors of the Company.

Exploration and mineral property expenditures in fiscal 2003 were of $659,467, as compared with $1,403,403 and $68,336 for fiscal 2002 and 2001 respectively.  The increase from $68,336 in fiscal 2001 to $1,403,403 results from funds expended for review of properties under consideration in connection with the CEEx Program and agreements entered into to earn interests in the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties. The decrease from $1,403,403 in fiscal 2002 to $659,467 in fiscal 2003 results from the abandonment of properties during 2003 and reduced activity at the Big Bulk property.

Due to the reduced activity in fiscal 2003, the administrative expenses remained relatively unchanged in fiscal 2003 ($439,041) as compared with fiscal 2002 ($432,836).  Due to the increased activity in fiscal 2002, administrative expenditures increased in to $432,836 as compared with $323,350 in fiscal 2001 .

Shareholder communications in fiscal 2003 decreased to $44,201 as a result of the realignment of projects and the return of properties to the vendors, while shareholder communications in fiscal 2002 increased to $136,145 as compared with $455 for fiscal 2001, due to increased communication with shareholders relating to the CEEx Program and the attendant costs of agreements entered into to earn interests in the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties. Interest expenses for fiscal 2003 were $412 as compared with $Nil in fiscal 2002 and $4,013 in fiscal 2001.  Fiscal 2003 saw an advance of $30,000 made to the Company by a related party owned by Directors of the Company.  Interest of $412 was paid in connection with the advance and the principal was repaid in the 2004.  Interest expense of $4,013 in fiscal 2001 related to the repayment of advances made to the Company by a related party owned by Directors of the Company during 2001.

During fiscal 2003, the Company wrote off exploration expenditures of $1,475,505 and property acquisition expenditures of $113,814  previously capitalized as resource assets relating to the relinquished properties, as compared with $349,104 and $nil respectively for fiscal 2002 relating primarily to the disposition of the Meridian Property, and $18,612 and $91 respectively for fiscal 2001.

B)

LIQUIDITY AND CAPITAL RESOURCES

As a result of the financings completed during 2003, at December 31, 2003, the Company had cash and cash equivalents of $1,067,042, of which $927,891 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767.

To date, the Company’s mineral exploration activities have been funded through sales of common shares.  The Company’s ability to continue operations is dependent on management’s ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

In connection with the Teck Cominco Agreement, the Registrant issued 820,000 special warrants for funds in the amount of $246,000 received in 2002.  The special warrants were converted during 2003 and the Registrant issued 820,000 units, with each unit comprised of one Common Share in the capital of the Registrant and one share purchase warrants entitling the holder to acquire one common share in the capital of the Registrant at $0.30 per share until June 30, 2004

In connection with private placements, the Registrant issued a total of 8,744,000 flow-through shares, 3,006,000 non-flow-through shares for total consideration of $1,266,000 and warrants allowing for the purchase of up to 2,110,500 shares at prices from $0.10 to $0.14 per share, with expiry dates ranging from September 15, 2004 to October 12, 2004. In respect of these private placements, the Registrant also issued to agents who introduced arm’s-length purchasers to the Registrant 63,000 units, each unit comprised of one Common Share and one Common Share purchase warrant, with two Common Share purchase warrants entitling the holder to acquire one Common Share at $0.10 per Common Share until September 14, 2004 and 348,000 warrants, each warrant entitling the holder to acquire one Common Share at $0.14 per Common Share until October 12, 2004.  At December 31, 2003 all of the warrants remained unexercised.

In connection with financings completed in 2002, the Registrant amended the terms of warrants such that the expiry date of 1,500,000 warrants allowing for the purchase of 1,500,000 shares at $0.15 per share was extended from May 22, 2003 to May 22, 2004, the expiry date of 1,080,000 agents’ warrants allowing for the purchase of 1,080,000 shares at $0.35 per share was extended from June 18, 2003 to June 18, 2004 and the exercise price of 4,050,000 warrants allowing for the purchase of 2,025,000 shares was amended from $0.35 per share to $0.15 per share and the expiry date was extended from June 18, 2003 to June 18, 2004.

During 2003, 2,985,903 warrants allowing for the purchase of 1,635,903 Common Shares expired unexercised, and at December 31, 2003, all of the remaining warrants remained unexercised.

Warrants outstanding at December 31, 2003:

Exercise Price ($)	Number of Warrants	Number of Shares	Expiry Date
0.15	1,500,000	1,500,000	May 22/04
0.15	4,050,000	2,025,000	June 18/04
0.35	1,080,000	1,080,000	June 18/04
0.30	820,000	820,000	Dec. 13/04
0.10	973,000	486,500	Sept. 15/04
0.20	200,000	200,000	Sept. 20/04
0.14	1,624,000	1,624,000	Oct. 12/04
0.20	100,000	100,000	Oct. 22/04
0.15	820,000	820,000	Dec 22/05
	11,167,000	8,655,500

Stock Options outstanding at December 31, 2003:

Optionee	Number	Exercise Price ($)	Date of Grant	Expiry Date
John S. Brock	560,000	0.15	Jan. 3/03	Jan. 3/08
Lawrence Page	75,000	0.15	Jan. 3/03	Jan. 3/08
R. E. Gordon Davis	75,000	0.15	Jan. 3/03	Jan. 3/08
Douglas Proctor	75,000	0.15	Jan. 3/03	Jan. 3/08
Wayne J. Roberts	430,000	0.15	Jan. 3/03	Jan. 3/08
Jeannine P. M. Webb	200,000	0.15	Jan. 3/03	Jan. 3/08
Brian Thurston	50,000	0.15	Jan. 3/03	Jan. 3/08
George Norman	50,000	0.15	Jan. 3/03	Jan. 3/08
Susie Rivera	25,000	0.15	Jan. 3/03	Jan. 3/08
Terri Goglin	40,000	0.15	Jan. 3/03	Jan. 3/08
Blaine Monaghan	100,000	0.15	Aug. 21/03	Aug. 21/08
	1,680,000

From January 1 to May 7, 2004, the company issued a total of 415,250 Common Shares on the exercise of 420,500 warrants for total consideration of $123,700.

OUTSTANDING SHARE DATA AS AT MAY 7, 2004

Authorized - 250,000,000 no par value common shares

Issued - 28,889,336

Warrants outstanding:

Exercise Price ($)	Number of Warrants	Number of Shares	Expiry Date
0.15	1,500,000	1,500,000	May 22/04
0.15	4,039,500	2,019,750	June 18/04
0.35	1,080,000	1,080,000	June 18/04
0.30	410,000	410,000	Dec 13/04
0.10	973,000	486,500	Sept. 15/04
0.20	200,000	200,000	Sept. 20/04
0.14	1,624,000	1,624,000	Oct. 12/04
0.20	100,000	100,000	Oct. 22/04
0.15	820,000	820,000	Dec 22/05
	10,746,500	8,240,250

Stock Options outstanding:

Optionee	Number	Exercise Price ($)	Date of Grant	Expiry Date
John S. Brock	560,000	0.15	Jan. 3/03	Jan. 3/08
Lawrence Page	75,000	0.15	Jan. 3/03	Jan. 3/08
R.E. Gordon Davis	75,000	0.15	Jan. 3/03	Jan. 3/08
Douglas Proctor	75,000	0.15	Jan. 3/03	Jan. 3/08
Wayne J. Roberts	430,000	0.15	Jan. 3/03	Jan. 3/08
Jeannine P. M. Webb	200,000	0.15	Jan. 3/03	Jan. 3/08
Susie Rivera	25,000	0.15	Jan. 3/03	Jan. 3/08
Blaine Monaghan	100,000	0.15	Aug. 21/03	Aug. 21/08
	1,540,000

Escrowed or pooled shares: nil shares.

OTHER INFORMATION

The Company's web address is www.canadianempire.com.  Other information relating to the Company may be found on the SEDAR website (www. SEDAR.com).

OUTLOOK

During the year 2004, the Company proposes to continue to operate under the provisions of its strategic alliance with Teck Cominco in the acquisition of Canadian mineral exploration projects with drill targets indicating large metal systems. In consideration for Teck Cominco continuing to elect to provide the Company with working capital by way of purchases of common shares of the Company, Teck Cominco will maintain the right at pre-feasibility to back into property interests ranging from 51% to 60.8% by spending 200% of the Company’s prior exploration expenditures and completing final feasibility studies.

With approximately $1.0 million of Flow-Through funding in hand for year 2004, the Company has sufficient exploration funding in hand for exploration expenditures budgeted for work on its Atikokan West property and the preliminary exploration expenditures that may be incurred on an additional property acquisition. As at May 7, 2004 the Company is completing technical due diligence on several mineral properties.  As may be required, contingent on exploration success,  the Company proposes to continue to fund its Canadian exploration activity largely through the sale of Flow Through shares.

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially form those projected in the forward-looking statements.

C)

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company is not involved in any research, development, patenting or licensing activities.

D)

                TREND INFORMATION

The Company is in the business of mineral exploration.  The Company is affected by operating trends and uncertainties which are dependent on the extraction of minerals.

E)

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in the Annual Report on Form 20-F.

F)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has no contractual obligations other than those included under " Item V - Operating and Financial Review and Prospects - Liquidity and Capital Resources".

ITEM VI

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A)

DIRECTORS AND SENIOR MANAGEMENT

John S. Brock (age 62) has been President and a Director of the Registrant since March 8, 1990.  Mr. Brock is a Geologist and the President and controlling shareholder of John S. Brock Ltd. (“JSB”) from 1966 to present.  Mr. Brock was employed by JSB from 1990 to March 31, 2001, and by Badger & Co. Management Corp. (“Badger & Co.”) from April 1, 2001 to present.  Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively.  Mr. Brock was a governor of the Vancouver Stock Exchange from June 1990 to June 1995 and a director of the CDNX Venture Exchange from November 1999 to July 2001. Mr. Brock currently serves on the Boards of Directors of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd., Bravo Venture Group Inc. and Canadian Resources House Limited.

R.E. Gordon Davis, P. Eng. (age 66), has been a Director of the Registrant since June 8, 1994.  Mr. Davis is a Professional Geological Engineer and Businessman.  Mr. Davis serves on the Boards of Directors of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd., Canadian Resources House Limited, and Silver Standard Resources Inc. President and Director of Canplats Resources Corporation.

Lawrence Page, LL. B., Q.C. (age 65) has been a Director of the Registrant since October 31, 1989.  Mr. Page is a Barrister and Solicitor who practised with the Vancouver, British Columbia law firm of Worrall Scott and Page from 1981 to April 30, 1995.  Since 1995, Mr. Page has practised with Lawrence Page, Q.C. Law Corporation.  Mr. Page is the President and serves on the Boards of Directors of Bravo Venture Group Inc.., Newcoast Silver Mines Ltd., is a Director and the Secretary of Western Silver Corporation., is the Chairman and a Director of Rio Fortuna Exploration Corp.,  Quaterra Resources Inc. and Avalon Venture Corporation.

Wayne J. Roberts, P. Geo. (age 58),  has been a Director of the Registrant since March 8, 1990 and its Vice-President, Exploration since June 14, 1995.  Mr. Roberts is a minority shareholder (30%) of JSB, was employed by JSB from 1990 to March 31, 2001, and by Badger & Co. from April 1, 2001 to present.  Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively.  Mr. Roberts is a Registered Professional Geoscientist in the Province of British Columbia.  Mr. Roberts serves on the Board of Directors of the Registrant, Western Prospector Group Ltd. and Canadian Resources House Limited, and is Vice-President, Exploration of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd. and  Canadian Resources House Limited.

C. Douglas Proctor, C.A. (age 61) has been a Director of the Registrant since July 5, 2002.  Mr. Proctor is the sole proprietor of C. Douglas Proctor Ltd., a private company.  Mr. Proctor is a director of Jumbo Development Corporation, Dolly Varden Resources Ltd. and Heritage Explorations Ltd.

Jeannine P.M. Webb, CGA (age 44), has been the Chief Financial Officer of the Registrant since October 31, 1995, the Corporate Secretary of the Registrant since October 16, 1997, and an employee of JSB from 1991 to March 31, 2001.  Ms. Webb  has been employed by Badger & Co. from April 1, 2001 to present.  Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively.  Ms. Webb is the Chief Financial Officer and Corporate Secretary of the Registrant, Pacific Ridge Exploration Ltd., Canadian Resources House Limited, and Western Prospector Group Ltd.

There are no family relationships between any of the directors, senior management and employees of the Company.

B)

COMPENSATION

The Registrant does not compensate its directors or senior management (or “executive officers”) for their services as directors or senior management.  Directors and senior management are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with corporate matters pertaining to the Company.  The Board of Directors may award special remuneration to any director or senior management undertaking any special services on behalf of the Company other than services ordinarily required of a director or senior management.  Other than indicated below no director or senior management received any compensation for his services as a director or senior management, including committee participation and/or special assignments.

The Registrant grants stock options to directors, senior management and employees - see "Options to Purchase Securities from Registrant".

The following table sets forth details of the compensation paid during the Registrant's fiscal year ended December 31, 2003 to directors and senior management:

Directors/Executive Officers	Salary/Bonus	Stock Option Exercise Net Market Value(a)	Other Compensation	Total Compensation
John Brock	$0	$0	$60,177(b)	$60,177
Wayne J. Roberts	$0	$0	$69,825 (c)	$69,825
Jeannine P. M. Webb	$0	$0	$24,080 (d)	$24,080
Other Directors/ Senior Management	$0	$0	$0	$0

(a)

Stock Option Exercise Net Market Value represents the aggregate difference between the exercise price of stock options exercised during fiscal 2003 and the market value of the common stock on the date of exercise.

(b)

The $60,177 in other compensation represents payments to John S. Brock made by Badger & Co. for services provided by John S. Brock to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and Badger & Co..  In addition, Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement.  The $60,177 includes a 10% mark-up retained by Badger & Co..

(c)

The $69,825 in other compensation represents payments to Wayne J. Roberts made by Badger & Co. for services provided by Wayne J. Roberts to the Company under an Administrative Agreement  and an Exploration Services Agreement between the Company and Badger & Co..  In addition, Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement.  The $69,825 includes a 10% mark-up retained by Badger & Co..

(d)

The $24,080 in other compensation represents payments to Jeannine P. M. Webb made by Badger & Co. for services provided by Jeannine P. M. Webb to the Company under an Administrative Agreement  and an Exploration Services Agreement between the Company and Badger & Co..  In addition, Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement.  The $24,080 includes a 10% mark-up retained by Badger & Co..

Under the Administrative Agreement with Badger & Co., the Company is charged for the cost of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co.  on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co.  on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up.  For the year ended December 31, 2003, the Company was charged as follows:

	Cost	Mark-up
Corporate and administrative wages (1) (2)	$102,066	$10,207
Office facilities and operations	$56,616	$7,043
Total in respect of the Administrative Agreement	$156,682	$17,250

(1) Includes $60,177 for services provided by John S. Brock as President and CEO.

(2) Includes $24,080 for services provided by Jeannine P. M. Webb as CFO and Corporate Secretary.

Under the Exploration Agreement with Badger & Co., the Company is charged for the cost of exploration and field wages of JSB employees incurred by Badger & Co.  on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs incurred by the Company. For the year ended December 31, 2003 the Company was charged as follows:

	Cost	Mark-up
Exploration and field wages (1)	$144,103	$14,410
Exploration Project Management Fees	$None	$52,041
Total in respect of the Exploration Agreement	$83,934	$35,091

(1) Includes $69,825 for services provided by Wayne J. Roberts as Vice-President, Exploration.

No amounts have been set aside or accrued by the Registrant during fiscal 2003 to provide for pension, retirement or similar benefits for directors or senior management of the Company pursuant to any plan provided for or contributed to by the Registrant.  Except as discussed in "Options to Purchase Securities From Registrant", the Registrant has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors, senior management or employees.

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

C)

BOARD PRACTICES

The Board of Directors of the Registrant is divided into three classes, designated as Class I, Class II, and Class III, to provide for a rotation of the terms of office for the directors on the Board of Directors.  Directors are, except for those directors initially classified as Class I or II directors, appointed for three-year terms and placed in Class I, II or III as determined by the Board of Directors.  The expiry of the term of a director is determined by the Class in which he is placed at the time of his election or appointment, with the term of all directors in one Class expiring at the end of the appropriate annual general meeting.  Accordingly, at each annual general meeting, directors to replace those directors whose terms have expired are to be elected to hold office until the third succeeding  annual general meeting, unless they resign sooner or cease to be directors in accordance with the Registrant’s Articles.  Any director whose term expires will be eligible for re-election. The Company's last annual general meeting was held on June 27, 2002and the next meeting will be held within 13 months of that date as specified in the Registrant's Articles.  The Registrant's executive officers are appointed by and serve at the pleasure of the Board of Directors.  Currently, the directors are classified as follows, and have their terms of office expire accordingly.

The following sets out the name of each Director and the expiry of their term:

Director	lass	Date Began Serving as a Director	Expiry Date
John S. Brock	III	1990	Annual General Meeting in the year 2004
Wayne J. Roberts	III	1990	Annual General Meeting in the year 2004
R. E. Gordon Davis	II	1994	Annual General Meeting in the year 2006
Lawrence Page	I	1989	Annual General Meeting in the year 2005
C. Douglas Proctor	I	1996	Annual General Meeting in the year 2005

The following sets out the name of the senior management (executive officers) and the term of their position:

Officers	Officership	Since	Expiry Date
John S. Brock	President Chief Executive Officer	1990 1990	At the discretion of the Board of Directors
Wayne J. Roberts	Vice-President, Exploration	1990	At the discretion of the Board of Directors
Jeannine P. M. Webb	Chief Financial Officer Corporate Secretary	1995 1997	At the discretion of the Board of Directors

Service Contracts

The Company’s administrative and exploration requirements are being provided by Badger & Co. Management Corp (“Badger & Co.”), a private company owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P. M. Webb.  Under the Badger & Co. administrative services arrangement, the Company is charged for the cost of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co.’s on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up. Under the Badger & Co. exploration services arrangement, the Company is charged for the cost of exploration and field wages of Badger & Co. employees incurred by Badger & Co.’s on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs incurred by the Company.

Audit Committee

The Company’s Audit Committee is composed of unrelated Directors.  The Audit Committee members of the Company at May 7, 2004  are Lawrence Page, R. E. Gordon Davis and C. Douglas Proctor.  The committee is responsible for reviewing the Company’s financial reporting procedures, internal controls, and the performance of the Company’s external auditors.  The committee is also responsible fore reviewing the annual financial statements prior to their approval by the Board of Directors.

Compensation Committee

The Company does not have a Compensation Committee.

D)

EMPLOYEES

The Company has no employees.  Services for the year 2003 were provided by 3 management personnel located in Vancouver, British Columbia, Canada.

E)

SHARE OWNERSHIP

At May 1, 2004, directors and senior management of the Company beneficially owned directly or indirectly or exercised control or discretion over Common Shares of the Registrant as follows:

Name	Position	Shares	% of Shares Outstanding
John S. Brock	President, Chief Executive Officer and Director	935,416(1)	3.29%
Wayne J. Roberts	Vice-President, Exploration and Director	122,860	0.43%
Lawrence Page	Director	Nil	0.00%
R.E. Gordon Davis	Director	250,000	0.87%
C. Douglas Proctor	Director	Nil	0.00%
Jeannine P.M. Webb	Chief Financial Officer and Corporate Secretary	1,000	0.00%

(1)

The 935,416 Common Shares include 854,806 Common Shares held by John S. Brock Limited, a British Columbia company owned by John S. Brock as to 70% and Wayne J. Roberts as to 30%.

Options to Purchase Securities from the Registrant

Stock Options

At December 31, 2003, stock options to purchase up to 1,415,000 Common Shares from the Registrant had been granted to directors, officers, members of senior management of the Company or of Badger & Co. on the terms and conditions acceptable to the regulatory authorities in Canada.

The Registrant also has a stock option plan (the “Plan”) that was approved by the Registrant’s shareholders at its Annual General Meeting held on May 7, 1997 and amended at its Annual General Meeting held on May 12, 2000, and further amended at its Annual General Meeting held on June 27, 2002, , and is administered by the Registrant’s board of directors.  Under the terms of the Plan, at December 31, 2003, the aggregate number of Common Shares issuable under the Plan is 2,000,000 Common shares, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding Common shares.  No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee and only by such optionee.  The exercise price of the stock options shall be the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted.  The term of each stock option shall not exceed 5 years from the date of grant.  Under the policies of the TSX, upon the Registrant’s adoption of the Plan, stock options may thereafter only be granted under the Plan.

The names and titles of the directors, officers and senior management of the Registrant to whom outstanding stock options have been granted and the number of Common Shares subject to such stock options are set forth below as at December 31, 2003 and May 7, 2004  The exercise price of the stock options is stated in Canadian dollars.

Optionee	Number	Exercise Price ($)	Date of Grant	Expiry Date
John S. Brock	560,000	0.15	Jan. 3/03	Jan. 3/08
Lawrence Page	75,000	0.15	Jan. 3/03	Jan. 3/08
R. E. Gordon Davis	75,000	0.15	Jan. 3/03	Jan. 3/08
Douglas Proctor	75,000	0.15	Jan. 3/03	Jan. 3/08
Wayne J. Roberts	430,000	0.15	Jan. 3/03	Jan. 3/08
Jeannine P. M. Webb	200,000	0.15	Jan. 3/03	Jan. 3/08
	1,415,000

Share Purchase Warrants

At December 31, 2003, warrants allowing for the purchase of up to 8,655,500 Common shares were outstanding as follows:

	Exercise Price ($)	Number of Warrants	Number of Shares	Expiry Date
Private Placement	0.15	1,500,000	1,500,000	May 22/04
Private Placement	0.15	4,050,000	2,025,000	June 18/04
Private Placement	0.35	1,080,000	1,080,000	June 18/04
Private Placement	0.30	820,000	820,000	Dec. 13/04
Private Placement	0.10	973,000	486,500	Sept. 15/04
Property	0.20	200,000	200,000	Sept. 20/04
Private Placement	0.14	1,624,000	1,624,000	Oct. 12/04
Property	0.20	100,000	100,000	Oct. 22/04
Private Placement	0.15	820,000	820,000	Dec 22/05
		11,167,000	8,655,500

At May 7, 2004, warrants allowing for the purchase of up to 8,240,250 Common shares were outstanding as follows:

	Exercise Price ($)	Number of Warrants	Number of Shares	Expiry Date
Private Placement	0.15	1,500,000	1,500,000	May 22/04
Private Placement	0.15	4,039,500	2,019,750	June 18/04
Private Placement	0.35	1,080,000	1,080,000	June 18/04
Private Placement	0.30	410,000	410,000	Dec. 13/04
Private Placement	0.10	973,000	486,500	Sept. 15/04
Property	0.20	200,000	200,000	Sept. 20/04
Private Placement	0.14	1,624,000	1,624,000	Oct. 12/04
Property	0.20	100,000	100,000	Oct. 22/04
Private Placement	0.15	820,000	820,000	Dec 22/05
		10,746,500	8,240,250

ITEM VII

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A)

MAJOR SHAREHOLDERS

The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

At May 7, 2004, there were no persons or company who beneficially owned directly or indirectly or exercised control or discretion over Common Shares carrying more than 5% of the voting rights attached to all outstanding Common Shares of the Company.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals.  The Company’s major shareholders do not have different voting rights.  There are no arrangements known to the Company which may at a subsequent date result in a change n control of the Company.

B)

RELATED PARTY TRANSACTIONS

Except as described below and as noted earlier herein, no executive officer or senior management of the Registrant, nor any spouse, relative, associate or affiliate of the foregoing persons, has any interest in any material transactions which occurred during the Company's last three fiscal years and involved the Registrant or any of its subsidiaries; or any presently proposed transaction involving the Registrant or any of its subsidiaries.  Except as noted below, during the last three years and through the date of this Annual Report, no senior management or director, nor any associate thereof, was or is indebted to the Registrant or any of its subsidiaries.

Services Provided by Badger & Co. Management Corp.

Effective April 1, 2001, the Registrant entered into an administrative services agreement (the "Badger Administrative Agreement") with Badger & Co., a British Columbia company owned by John S. Brock (40%), Wayne J. Roberts (30%), and Jeannine P. M. Webb (30%) directors and/or officers of the Registrant.  Badger & Co. received from the Registrant its pro rata share of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co. on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up.

Effective April 1, 2001, the Registrant entered into an exploration management agreement (the "Badger Exploration Agreement") with Badger & Co. pursuant to which Badger & Co. would implement exploration programs on certain properties of the Company.  Under the Badger Exploration Agreement, the Company was charged for the cost of exploration and field wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs.

During 2003, the Company was charged, by Badger & Co., $91,675 (2002: $65,767, 2001: $32,976) for cost of operations and administration, $154,082 (2002: $141,700, 2001: $63,273) for professional services and $140,729 (2002: $53,207, 2001: $8,835) for exploration salaries and wages and project management fees.  The increases relate to the time required to assess market conditions towards the negotiation of agreements with third parties and the relinquishment of properties, and  arrange for financings.

Indebtedness to Company of Directors and Senior Management

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company.

ITEM VIII

FINANCIAL INFORMATION

A)

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal years ended December 31, 2003, 2002 and 2001 which contain an Auditors’ Report dated April 14, 2004, Consolidated Balance Sheets as at December 31, 2003 and 2002, Consolidated Statements of Loss and Deficit, Consolidated Statements of Deferred Exploration and Mineral Property Expenditures, and Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001, and Notes to Consolidated Financial Statements.

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

B)

SIGNIFICANT CHANGES

There have been no significant changes from January 1 to May 7, 2004.

ITEM IX

THE OFFER AND LISTING

A)

PRICE RANGE AND VOLUME OF SHARES OF COMMON STOCK

The following table sets forth the price ranges of the Registrant’s shares on the Vancouver Stock Exchange, the Toronto Stock Exchange and the Canadian Venture Exchange for each of the most current five years, each of the quarters for the most current two years and each of the most current six months, after taking into effect the consolidation of the Registrant’s capital on a ten (10) old shares for one (1) new share basis on December 5, 2001:

For each of the most current five years:

Year	High	Low
2003	$0.17	$0.08
2002	$0.40	$0.09
2001	$0.40	$0.10
2000	$1.10	$0.40
1999	$1.80	$0.35
1998	$5.10	$0.30

For each of the quarters for the most current two years:

Quarter	High	Low
October to December, 2003	$0.15	$0.09
July to September, 2003	$0.17	$0.08
April to June, 2003	$0.12	$0.08
January to March, 2003	$0.17	$0.10
October to December, 2002	$0.17	$0.09
July to September, 2002	$0.26	$0.13
April to June, 2002	$0.40	$0.25
January to March, 2002	$0.29	$0.13
October to December, 2001	$0.40	$0.18
July to September, 2001	$0.40	$0.10
April to June, 2001	$0.50	$0.20
January to March,2001	$0.70	$0.30

For each of most current six months:

Month	High	Low
April, 2004	$0.09	$0.07
March, 2004	$0.115	$0.08
February, 2004	$0.13	$0.11
January, 2004	$0.14	$0.105
December, 2003	$0.15	$0.11
November, 2003	$0.14	$0.10

B)

PLAN OF DISTRIBUTION

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C)

MARKETS

The Registrant's Common Shares commenced trading on the Canadian Venture Exchange (“CDNX”) (now the TSX Venture Exchange) of British Columbia and Alberta, Canada under the symbol "CXP" and CUSIP No. 664903 50 7 on December 5, 2001.  The Registrant’s transferable non-flow-through share purchase warrants commenced trading on the TSX Venture Exchange of British Columbia and Alberta, Canada under the symbol "CXP-WT" and CUSIP No. 135660 11 6 on June 18, 2002.  The Registrant's Common Shares traded on The Toronto Stock Exchange (“TSE”) in Ontario, Canada from April 18, 1997 to September 11, 2000, on the Canadian Venture Exchange ("CDNX") in British Columbia and Alberta, Canada under the symbol "NCW" from December 8, 2000 to December 4, 2001, and on the Vancouver Stock Exchange (“VSE”) in British Columbia, Canada from November 18, 1987 to December 31, 1997.  The Registrant’s Common Shares were suspended from trading on the TSE effective September 11, 2000 for failure to meet minimum listing requirements through those facilities.  The Registrant applied and was granted trading privileges on the CDNX to commence trading on December 8, 2000.  The Company has no current plans to seek a listing on any U. S. exchange or on NASDAQ.

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

B)

MEMORANDUM AND ARTICLES OF ASSOCIATION

The information called for by this item is contained in an Exhibit to the Company’s Registration Statement on form 20F filed with the Commission on October 21, 1996 and Exhibits filed herewith.  In particular:

1.

The Company’s Memorandum and Articles are on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. 322353.  Under the provisions of the Company Act (BC), the Company has the power and capacity of a natural person of full capacity except that it does not have the capacity to operate a railway as a common carrier nor to operate as a club.  There are no further restrictions in the Company’s memorandum, on the business that the Company can carry on nor on the powers the Company can exercise.

2.

Part 15 of the Company’s articles sets out the circumstances whereby a director must not vote on a proposal, arrangement or contract in which the director is materially interested, article 12.2 sets out the directors’ powers to determine their compensation, Part 8 of the Company’s articles outlines the Company’s borrowing powers exercisable by the directors and article 12.3 sets out that no shares are required to be held for director’s qualification.

3.

The Company’s common shares rank equally as to dividend rights, voting rights (even though the Company’s directors stand for re-election at staggered intervals), rights to share in the Company’s profits and liquidation rights.  The Company’s common shares are not, under the Company’s memorandum and articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

4.

In accordance with the Company Act (BC) and Part 6 of the Company’s articles, a special resolution is required to change the rights of holders of the Company’s common shares.  A special resolution is:

(a)

a resolution passed by a majority of not less than ¾ of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company

i)

of which notice as the articles provide and not being less than 21 days’ notice specifying the intention to propose the resolution as a special resolution, has been duly given, or

ii)

if every member entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days’ notice has been given, or

(a)

a resolution consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of the company , and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the company.

1.

Part 9 of the Company’s articles together with applicable corporate and securities laws contain the conditions governing the manner in which annual and extraordinary general meetings of shareholders are called including Advance Notice for Election of Directors and Notice of Meeting/Proxy Solicitation requirements.  Part 10 of the Company’s articles deals with proceedings at such meetings including quorum requirements.

2.

To the Company’s knowledge, there are no limitations on the rights to own securities.

3.

There are no provisions of the Company’s memorandum or articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

4.

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

5.

There are no conditions imposed by the memorandum and articles of the Company governing changes in the capital of the Company that are more stringent than is required by law.

C)

MATERIAL CONTRACTS

During 2001, the Company and Teck Cominco entered into the Teck Cominco Agreement, whereby Teck Cominco is a strategic partner in the Company’s CEEx Program.  The Company's CEEx Program will incur mineral exploration expenses qualifying as CEE as defined in the Income Tax Act (Canada) on mineral properties. The CEEx Program is structured so that CEE funds will be expended on activities on selected mineral properties in consideration for the Company having the right to initially earn majority interests in those properties. The program is being directed towards a number of properties and a range of mineral commodities.  The CEEx Program operates under the direction of the Advisory Committee comprised of two representatives each from Teck Cominco and the Company.   The CEEx Program is dependent on the Company’s acquisition of mineral properties on which a program of mineral exploration is warranted. Under the direction of the Advisory Committee mineral properties may be sourced by the Company from Teck Cominco or third parties.  Acquisition criteria places emphasis on the building of a portfolio of properties.  Approximately 70% of the portfolio is intended to contain properties sufficiently advanced to warrant immediate diamond drilling, approximately 20% of the portfolio is intended to contain properties that require additional exploration to develop drill targets and approximately 10% of the portfolio is intended to contain properties that are considered as early stage exploration projects.  Metal commodities of choice include: precious metals (gold, silver), base metals (copper and zinc), diamonds and industrial minerals (including tantalum and rare-earths).  Properties are intended to be acquired by way of option agreements whereby the Company may elect to earn an initial majority interest in a property by making scheduled exploration expenditures that qualify as CEE.

D)

EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non- resident holders of the Registrant’s securities.  However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the Unites States.  For further information concerning such withholding tax see “Item X Taxation” below.

There are no limitations under the laws of Canada, the Province of British Columbia, or in the charter or other constituent documents of the Registrant with respect to the right of non-resident or foreign owners to hold and/or vote shares of the Registrant’s common stock.  However, the Investment Canada Act (the “Act”) enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Act.  For the purposes of the Act, “Control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business or the direct or indirect acquisition of interests in an entity that carries on a Canadian business, or which controls the entity which carries on the Canadian business.  Under the Act, control of a corporation, is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares.  Other rules apply with respect to the acquisition of non-corporate entities.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 1997, for example, the Threshold was determined to be Cdn. $172,000,000.

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

2.

Provides financial services;

3.

Provides transportation services;

4.

Is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained.  Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated.  Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review.  There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

E)

TAXATION

The discussions summarize the material tax considerations relevant to an investment in shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold shares as a capital asset, and who do not use or hold the shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, “unconnected U.S. Shareholders” or “Holders”).  The tax consequences of an investment in the shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein.  The discussion of U.S. tax considerations is addressed only to Unconnected U.S. Shareholders whose “functional currency” within the meaning of section 985 of the Internal Revenue Code of 1986, as mended (the “Code”), is the U.S. dollar, and to U.S. citizens who are not residents in the U.S. for purposes of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders.  Furthermore, the discussion of U.S. tax considerations does not address the tax treatment of Unconnected U.S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of the Registrant.  The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U.S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any particular Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder’s particular facts and circumstances.  Some Holders, including tax-exempt entities, banks, insurance companies and persons who hold the shares as part of a synthetic security, conversion transaction or “straddle” or hedging transactions may be subject to special and/or different rules not discussed below.  Statements of legal conclusion of U.S. tax considerations as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax considerations.  The discussion of U.S. tax considerations is based upon the provisions of the Code, and of published administrative practices of the Internal Revenue Service and judicial decisions, all of which are subject to change possibly with retroactive effect.  Statements of legal conclusions of Canadian tax considerations as to the material Canadian federal income tax consequences of the acquisition, ownership and disposition of the shares by Unconnected U.S. Shareholders do not purport to be a complete analysis or listing of all possible tax consequences.  The discussion of Canadian tax considerations is based upon the provisions of the Income Tax Act (Canada) (the “Tax Act”), the Convention between Canada and the U.S. of America with Respect to Taxes on Income and on Capital, as amended from time to time (the “Convention”), and our understanding of published administrative practices of Canada Customs and Revenue Agency (formerly, Revenue Canada) and judicial decisions, all of which are subject to change.  The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U.S.

This discussion is not intended to be nor should it be construed as legal or tax advice to any particular investor.  Therefore, prospective investors should consult their own tax advisors with respect to the tax consequences of an investment in the shares.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of distributions paid by the Registrant, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as computed for U.S. federal income tax purposes.  Distributions in excess of that amount will reduce an Unconnected U.S. Shareholder’s tax basis in the shares, but not below zero, and the remainder, if any, will be treated as taxable capital gain.  In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its shares.  If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Unconnected U.S. Shareholder for such taxable year.  The Code applies various limitations on the amount of the foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories, or “baskets”, of income.  For purposes of applying the foreign tax credit limitation, dividends are generally included in the passive income basket or the financial services income basket if received by a financial services entity.  The amount of credit that may be claimed with respect to the basket of income to which the dividend is allocated, and to which the foreign taxes are attributable, generally may not exceed the same proportion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder’s foreign source taxable income allocable to such basket bears to such U.S. holder’s entire taxable income.  The foreign tax credit is disallowed for dividends on stock unless a minimum holding period requirement is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit.  Accordingly, investors should consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.  Dividends paid by the Registrant generally will constitute “portfolio income” for purposes of the limitation on the use of passive activity losses by investors and “investment income” for purposes of the limitation on investors’ investment interest expense.  Dividends paid by the Registrant will not be eligible for the “dividends received deduction” generally allowed with respect to dividends paid by U.S. corporations under Section 243 of the Code, but may be eligible for the dividends received deduction which may be claimed by 10% corporate shareholders under Section 245 of the Code.

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

The sale of shares generally will result in the recognition of gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder’s adjusted basis in the shares.  Provided the Holder is not considered a “dealer” in the shares sold, gain or loss upon the sale of shares will generally be capital gain or loss.

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

For any taxable year of the Registrant, if at least 75% of our gross income is “passive income”, as defined in the Code, or if at least 50% of our assets, by average fair market value, or, prior to fiscal year 1998, possibly by adjusted tax basis, are assets that produce or are held for the production of passive income, the Registrant will be a passive foreign investment company “(PFIC”).  If the Registrant is a PFIC for any taxable year during which an Unconnected U.S. Shareholder owns any shares, the Unconnected U.S. Shareholder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1298 of the Code, with respect to all of such Unconnected U.S. Shareholder’s shares.  If the Registrant were treated as a PFIC at any time during an Unconnected U.S. Shareholder’s holding period for shares, such Unconnected U.S. Shareholder generally would be subject to additional tax as well as interest charges with respect to the deferral of tax for the period during which such shares were held.  Any such additional tax and interest charges would apply upon the disposition of shares or the receipt of dividends.  Additionally, any gain realized on the disposition of shares would be treated as ordinary income or taxable at ordinary income rates rather than as capital gain or taxable at capital gains rates, and the tax basis of the shares held by an Unconnected U.S. Shareholder generally would not be stepped up to fair market value at death.  Under some circumstances, shareholders of a PFIC may elect to be taxed currently on their pro rata shares of PFIC income and capital gain or, in accordance with recently enacted legislation, report income currently on a mark to market basis with respect to their shares of stock in the PFIC.

The Registrant does not believe that it is likely to be a PFIC in the current or future taxable years; however, because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond its control and because the principles and methodology for determining the fair market values of its assets are unclear, there can be no assurance that the Registrant will not be a PFIC for such years.  Special rules not described herein will also apply if the Registrant becomes a “controlled foreign corporation” for U.S. federal income tax purposes.  The Registrant would be treated as a controlled foreign corporation if “U.S. Shareholders” were to own, actually or constructively, more than 50% of the total combined voting power or total value of the Registrant.  For this purpose, the term “U.S. Shareholder” means a U.S. person who owns, actually or constructively, ten percent or more of the total combined voting power of the Registrant.  In light of the ownership requirements necessary for our productions to constitute “Canadian-content” productions and for the Registrant to claim Canadian tax benefits, it is not anticipated that the Registrant will become a controlled foreign corporation for U.S. federal income tax purposes.

U.S. Information Reporting and Backup Withholding

Under U.S. treasury regulations that are generally effective with respect to payments made after December 31, 2000 (the “new withholding Regulations”), the proceeds of a sale of shares through a U.S. or U.S. related broker will be subject to U.S. information reporting and may be subject to the 30% (for tax year 2002) U.S. backup withholding requirements.  Unconnected U.S. Shareholders generally can avoid the imposition of U.S. non-resident withholding tax by reporting their taxpayer identification number on an Internal Revenue Service Form W-9.  Non-U.S. shareholders generally can avoid the imposition of U.S. backup withholding tax by providing to their broker or paying agent a duly completed Internal Revenue Service Form W-8 BEN.  Any amounts withheld under the backup/non-resident withholding rules will be allowed as a refund or a credit against the shareholder’s U.S. Federal income tax, provided the required information is furnished to the Internal Revenue Service.

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

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon a disposition or deemed disposition of the shares, provided that the shares do not constitute “taxable Canadian property” of the Unconnected U.S. Shareholder within the meaning of the Tax Act.  The shares will not generally constitute taxable Canadian property of the Unconnected U.S. Shareholder unless, at any time in the five-year period that ends at the time of the disposition, the Unconnected U.S. Shareholder, either alone or together with persons with whom the Unconnected U.S. Shareholder did not deal at arm’s length, owned, had an interest in or the right to acquire 25% or more of the issued shares or any series or class of our capital stock.  Even if the shares are taxable Canadian property, under the Convention, gains derived by an Unconnected U.S. Shareholder would generally not be taxable in Canada unless the value of the shares is derived principally from real property situated in Canada.  The Registrant believe that the value of our shares is not currently principally derived, directly, or indirectly, from real property situated in Canada and do not expect this to change in the foreseeable future.

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

H)

DOCUMENTS ON DISPLAY

Any documents referred to in this document may be inspected at the head office of the Company, #1205 – 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2 during normal business hours.

I)

SUBSIDIARY INFORMATION

There is no information relating to the Registrant’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the consolidated financial statements.

ITEM XI

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is in the business of mineral exploration.  Metals prices and foreign exchange rates may fluctuate widely from time to time.  The Company has not entered into market instruments for trading or other purposes.  The Company has limited exposure to such risk at the present time.

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

ITEM XV

CONTROLS AND PROCEDURES

Evaluation and disclosure controls and procedures

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being December 31, 2003.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company’s consolidated subsidiaries) required to be included in the Company’s periodic SEC filings.

Changes in internal controls

There were no significant changes made in the Company’s internal controls or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM XVI

AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee Financial Expert

The Registrant has an Audit Committee established by the Board of Directors. The members of the Audit Committee are C. Douglas Proctor, C.A., R.E. Gordon Davis, P. Eng., and Wayne J. Roberts, P. Geo. The Board has determined that Mr. Proctor is an “audit committee financial expert”, as that term is defined in Form 20-F.  The Board has further determined that Mr. Proctor is "independent" as that term is defined under New York Stock Exchange Rule 303A.02(a).

Code of Ethics

The Registrant does not have a formal Code of Ethics.  The Registrant operates in compliance with regulations as applied by the TSX, the British Columbia Securities Commission, the Alberta Securities Commission, the Manitoba Securities Commission, the Ontario Securities Commission and the Securities and Exchange Commission.

Principal Accountant Fees and Services

For the years ended December 31, 2003 and 2002, the Registrant was invoiced by PWC, the Company's independent auditors, for audit fees, audit-related fees, tax fees and all other fees as set for below:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees (1)	$24,000	$17,500
Tax Fees	$7,250	$500
Total	$31,250	$18,000

(1)

"Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by PWC.  Consitent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.   All of the engagements and fees for the year ended December 31, 2003 were approved by the Audit Committee.  The Audit Committee reviews with PWC whether the non-audit services to be provided are compatible with maintaining the auditors' independence.  The Board has determined that, beginning with January 1, 2004, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year.  Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

PART III

ITEM XVII

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see note 10 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see “Item III - Key Information, Selected Financial Data – Exchange Rate Data”.

ITEM XVIII

FINANCIAL STATEMENTS

Not applicable.

 ITEM XIX

EXHIBITS

Financial Statements

(i)

Management’s Responsibility to Financial Reporting

(ii)

Auditors’ Report dated April 14, 2004

(iii)

Consolidated Balance Sheets as at December 31, 2003 and 2002

(iv)

Consolidated Statements of Loss and Deficit for the years ended December 31, 2003, 2002 and 2001

(v)

Consolidated Statements of Deferred Exploration and Mineral Property Expenditures for the years ended December 31, 2003, 2002 and 2001

(vi)

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

(vii)

Notes to the Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001 Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

1.1	*	Certificate of Incorporation of Progressive Minerals Ltd., dated February 24, 1987
1.2	*	Certificate of Name Change to change corporate name to Northern Crown Mines Ltd. ("Registrant"), dated February 10, 1989
1.2.1	*	Altered Memorandum as filed on June 18, 1997
1.2.2	*	Altered Memorandum as filed on August 23, 2000
1.3	*	Restated Articles of Registrant, as filed on May 4, 1990
1.3.1	*	Amendment to Restated Articles of Registrant as filed on July 21, 1998
1.3.2	*	Amendment to Restated Articles of Registrant as filed on July 21, 1998
2.1	*	Warrant Transfer Agency Agreement between Registrant and Montreal Trust Company of Canada with respect to B Warrants, dated January 15, 1996
2.2	*	Amending Warrant Transfer Agency Agreement between Registrant and Montreal Trust Company of Canada with respect to B Warrants, dated January 31, 1996
2.3	*	Agent's Warrant (Non-Transferable) for Purchase of Shares between Registrant and Canaccord Capital Corporation, dated January 15, 1996.
2.4	*	Form of Stock Option with respect to Common Shares without par value
2.5	*	Special Warrant Indenture between the Registrant and Montreal Trust Company of Canada dated as of November 28, 1996
2.6	*	Warrant Indenture between the Registrant and Montreal Trust Company of Canada dated as of November 28, 1996
2.7	*	Escrow and Custodial Agreement among Montreal Trust Company of Canada, Newcrest Capital, Inc., CIBC Wood Gundy Securities, Inc., and First Marathon Securities Limited dated as of November 28, 1996
2.8	*	Agent's Special Warrants to Acquire Agent's Warrants of Northern Crown Mines Ltd. dated as of November 28, 1996
2.9	*	Agent's Compensation Warrants to Purchase Shares of Northern Crown Mines Ltd. dated as of November 28, 1996
2.10	*	Agency Agreement dated as of November 28, 1996
3.1	*	Administrative Services Agreement between Registrant and John S. Brock, dated January 1, 1996
3.2	*	Exploration Program Management Agreement between John S. Brock Limited and Registrant, dated January 1, 1996
3.3	*	Letter of Understanding to Mr. Roy A. Martin from Registrant, dated June 3, 1991
3.4	*	Engagement Agreement among Registrant, Mr. Don Cross and Ms. Francine Quevillon, dated January 17, 1992

3.5	*	Declaration of Concession (Zamora), dated February 23, 1995 (in Spanish)
3.6	*	Declaration of Concession (Alcaraz), dated February 16, 1995 (in Spanish)
3.7	*	Declaration of Concession (Ruiz), dated February 16, 1995 (in Spanish)
3.8	*	Engagement Agreement between Registrant and Mr. Peter Risby, dated April 16, 1996
3.9	*	Option To Purchase Agreement between Registrant and Pan Atlantic Group Holdings Inc., dated March 25, 1996
3.10	*

Agreement for Exploration and Unilateral Promise To Sell Agreement between Minera Campanillas, S.A. de C.V. and Minera Sierra Pacifico, S.A. de C.V., dated July 10, 1992, as amended December 15, 1993 (amendment in Spanish and English; underlying agreement in Spanish only)

3.10.1	*	Amending agreement between Minera Campanillas, S.A. de C.V. and Minera Tatemas, S.A. de C.V., dated July 14, 1997
3.10.2	*	Amending agreement between Minera Campanillas, S.A. de C.V. and Minera Tatemas, S.A. de C.V., dated September 29, 1998
3.11	*

Option Agreement between Minera Sierra Pacifico, S.A. de C.V. and Desarrollos Mineros Del Pacifico, S.A. de C.V., dated as of October 20, 1993, as amended by correspondence dated January 15, 1995, December 6, 1994, November 30, 1994 and September 15, 1994.

3.11.1	*	Option Agreement amendment between Minera Sierra Pacifico, S.A. de C.V. and Desarrollos Mineros Del Pacifico, S.A. de C.V., dated April 15, 1998 and March 15, 1999
3.12	*

Agreement with respect to the acquisition of the Mariposa Properties by the Company (for exploration and development) among certain individuals, Pan Atlantic Group Holdings Inc. and Northern Crown Mines Ltd. dated October 25, 1996.

3.12.1	*

Agreement with respect to the settlement of debt for the acquisition of the Mariposa Properties by the Company (for exploration and development) among certain individuals, Pan Atlantic Group Holdings Inc. and Northern Crown Mines Ltd. dated January 17, 1997.

3.13	*	Exploration Services and Program Management Agreement between the Registrant and John S. Brock Limited dated January 1, 1997.
3.14	*	Administrative Services Agreement with John S. Brock Limited dated January 1, 1997.
3.15	*	Corporate Development Services letter Agreement with Rescom Consultants Ltd. dated April 1, 1997
3.16	*	Stock Option Plan effective May 7, 1997.
3.17	*	Minera Tatemas incorporation document (in Spanish) dated February 13, 1997.
3.18	*	Northern Crown Mines Ltd. Shareholders Rights Plan dated March 20, 1998.
3.19	*	Minera Reina Isabel incorporation document (in Spanish) dated December 15, 1999.
3.20	*	Supplementary agreement (in Spanish) with respect to the sale of the shares of Minera Sierra Pacifico, dated December 3, 1999.
3.21	*	Option agreement (in Spanish) with respect to the sale of the shares of Minera Sierra Pacifico, dated November 10, 1999.
3.22	*	Sale of shares of Minera Sierra Pacifico agreement (in Spanish), dated November 10, 1999.
3.23	*	Exploration and option agreement between Minera Reina Isabel and Meridian, dated December 29, 2000.
3.24	*	Exploration and option purchase agreement between Minera Tatemas and Meridian, dated December 29, 2000.
3.25	*	Form of Stock Option agreement with respect to Common Shares without par value
3.26	*	Funding and participation agreement with Teck Cominco dated December 4, 2001

3.27	*	Amendment to the Funding and participation agreement with Teck Cominco dated February 20, 2002
3.28	*	Amendment to the Funding and participation agreement with Teck Cominco dated April 30, 2002
3.29	*	Amendment to the Funding and participation agreement with Teck Cominco September 15, 2002
3.30	*	Yukon Olympic property Assignment and assumption agreement between Western Prospector Group Ltd., Canadian Empire Exploration Corp. and Copper Ridge Exploration Inc. dated September 20, 2002
3.31	*	VMS property Assignment and assumption agreement between Western Prospector Group Ltd., Canadian Empire Exploration Corp. and Fayz Yacoub dated October 22, 2002
3.32	*	Big Bulk property agreement dated August 15, 2002
3.33	*	Amos Property Option Agreement with Wheaton River Minerals Ltd. dated June 5, 2002
3.34	*	Hemlo West and Amos properties agreement with Teck Cominco dated March 5, 2002
3.35	*	Certificate of Name Change to change corporate name to Canadian Empire Exploration Corp. ("Registrant"), dated August 14, 2002
3.36		Atikokan West Property Option Agreement with Teck Cominco dated January 19, 2004

*Previously filed

INDEX TO FINANCIAL STATEMENTS

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

April 14, 2004

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

(signed) Jeannine P.M. Webb

(signed) John S. Brock

Jeannine P.M. Webb

John S. Brock

Chief Financial Officer

President

Auditors' Report

To the Shareholders of

Canadian Empire Exploration Corp.

We have audited the consolidated balance sheets of Canadian Empire Exploration Corp. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit, deferred exploration and mineral property expenditures and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended
December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

April 14, 2004

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. In the United States, reporting standards for auditors also require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 4 to the financial statements. Our report to the shareholders dated April 14, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

April 14, 2004

Canadian Empire Exploration Corp.

(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2003 and 2002

(expressed in Canadian dollars)

	2003	2002
	$	$
Assets

Current assets
Cash and cash equivalents (note 1)	1,067,042	729,735
Accounts receivable	9,278	69,570

	1,076,320	799,305
Reclamation deposits (note 3)	9,600	-
Resource assets (notes 4 and 10(a))	-	1,008,652

	1,085,920	1,807,957

Liabilities
Current liabilities
Accounts payable and accrued liabilities	192,802	155,584
Due to management company (note 6)	46,394	30,623

	239,196	186,207

Shareholders' Equity

Capital stock (note 5)
Authorized
250,000,000 common shares without par value
Issued
28,474,086 common shares (2002 - 15,841,086)	21,257,464	19,835,320
Special warrants (note 5)	-	246,000
Stock options and warrants (note 5)	145,509	-
Contributed surplus	64,784	64,784
Deficit	(20,621,033)	(18,524,354)

	846,724	1,621,750

	1,085,920	1,807,957

Nature of operations and going concern (note 1)

Subsequent events (note 10)

Approved by the Board of Directors

             (signed) John S. Brock             Director                                 (signed) Douglas Proctor                      Director

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)
	2003	2002	2001
	$	$	$

Administration expenses
Audit and related services	35,458	14,887	20,000
Bank charges	1,178	1,070	758
Tax penalty on flow-through shares renounced	14,309	-	-
Consulting	7,250	14,805	2,450
Depreciation	-	-	58
Insurance	2,873	2,369	2,084
Interest on promissory note (note 6)	412	-	4,013
Legal	16,046	78,474	91,166
Loss on foreign exchange	2,475	173	1,298
Office operations and facilities	58,745	67,350	113,309
Salaries and wages	67,521	71,206	49,614
Shareholder communication	44,201	136,145	455
Stock option compensation	145,509	-	-
Transfer agent and filing fees	43,064	45,206	28,729
Travel	-	1,151	9,416

	439,041	432,836	323,350

Other expenses (income)
Interest income	(9,144)	(4,650)	(3,087)
Expenses recovered	(1,337)	-	-
Write-off of account receivable (note 4)	-	199,672	-
Write-off of exploration expenditures (note 4)	1,475,505	349,104	18,612
Write-off of property acquisition costs (note 4)	113,814	-	91
General exploration expenditures	78,800	45,647	49,633

	1,657,638	589,773	65,249

Loss for the year	2,096,679	1,022,609	388,599

Deficit - Beginning of year	18,524,354	17,501,745	17,113,146

Deficit - End of year	20,621,033	18,524,354	17,501,745

Basic and diluted loss per common share	0.12	0.12	0.11

Weighted average number of common shares
outstanding	17,964,336	8,657,892	3,531,045

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Statements of Deferred Exploration and Mineral Property Expenditures

For the years ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003	2002	2001
	$	$	$

Exploration and mineral property expenditures
Accommodation	32,260	38,458	926
Assay and geochemical analysis	12,918	29,305	-
Consulting	31,563	92,265	9,291
Depreciation	-	2,236	838
Drilling	110,483	581,627	-
Environmental and permitting	-	100	905
Expediting	6,422	7,032	2,007
Field supplies	9,421	15,772	64
Fuel	14,810	9,965	-
Maps, printing and drafting	5,053	4,900	1,370
Project management fees	52,041	27,053	4,538
Property acquisition costs	22,555	91,159	5,091
Salaries and wages	212,663	201,904	43,144
Surveys	48,302	92,627	-
Transportation	100,976	209,000	162

	659,467	1,403,403	68,336

Consideration received relating to the sale of Guadalupe	-	-	(657,051)
Write-off of exploration expenditures	(1,475,505)	(349,104)	(18,612)
Write-off of property acquisition costs	(113,814)	-	(91)
General exploration expenditures	(78,800)	(45,647)	(49,633)
Reclassification (note 4)	-	-	(199,672)

	(1,668,119)	(394,751)	(925,059)

Increase (decrease) in exploration and mineral
property expenditures	(1,008,652)	1,008,652	(856,723)

Balance - Beginning of year	1,008,652	-	856,723

Balance - End of year (note 4)	-	1,008,652	-

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003	2002	2001
	$	$	$
Cash flows from operating activities
Loss for the year	(2,096,679)	(1,022,609)	(388,599)
Items not affecting cash
Depreciation	-	-	58
Write-off of account receivable	-	199,672	-
Stock option compensation	145,509	-	-
Write-off of exploration expenditures	1,475,505	349,104	18,612
Write-off of property acquisition costs	113,814	-	91

	(361,851)	(473,833)	(369,838)
Changes in non-cash working capital items
(Increase) decrease in accounts receivable	60,292	(60,444)	(2,795)
Increase (decrease) in current liabilities	52,989	(25,940)	(373,928)

	(248,570)	(560,217)	(746,561)

Cash flows from financing activities
Issue of common shares	1,266,000	2,315,000	117,000
Special warrants	-	246,000	-
Share issue costs	(89,856)	(362,765)	(1,934)

	1,176,144	2,198,235	115,066

Cash flows from investing activities
Property acquisition costs	(22,555)	(13,159)	-
Deposit for reclamation bonds	(9,600)	-	-
Exploration expenditures - net of depreciation	(558,112)	(949,361)	(17,865)
Sale of Guadalupe property (note 4)	-	-	657,051

	(590,267)	(962,520)	639,186

Increase in cash and cash equivalents	337,307	675,498	7,691
Cash and cash equivalents - Beginning of year	729,735	54,237	46,546

Cash and cash equivalents - End of year (note 1)	1,067,042	729,735	54,237

Supplemental cash flow information
Non-cash operating and financing activities
Issue of shares for share issue costs	6,300	60,000	-
Issue of shares for mineral property costs	-	393,000	-

	-	393,000	-

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

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

As at December 31, 2003, the company had cash and cash equivalents of $1,067,042, of which $927,891 is restricted to flow-through expenditures on Canadian mineral properties. As at December 31, 2003, the company has an unrestricted working capital deficit of $90,767.

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

2

Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in Canada. Except as disclosed in note 9, these consolidated financial statements conform in all material respects with U.S. GAAP.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its fully integrated foreign subsidiaries, Minera Reina Isabel, S.A. de C.V. (Minera Reina) and Minera Tatemas, S.A. de C.V. (Minera Tatemas), which were incorporated to carry out mineral exploration and development programs in Mexico.

(1)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

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

(2)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

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

Stock-based compensation

Effective January 1, 2003, the company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA. Accordingly, the fair value of all stock options granted is recorded as a charge to administration expenses and a credit to shareholders' equity. Consideration received on exercise of stock options is credited to capital stock.

Financial instruments

Cash and cash equivalents, accounts receivable, accounts payable and due to management company are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity.

(3)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

3

Reclamation deposit

At December 31, 2003, $9,600 was pledged to the British Columbia Ministry of Energy and Mines as security for reclamation costs of the Big Bulk property. The funds were returned to the company on January 12, 2004.

4

Resource assets

			2003	2002

	Property acquisition expenditures $	Deferred exploration expenditures $	Total $	Total $

Hemlo West	-	-	-	276,195
Amos	-	-	-	333,024
Yukon Olympic	-	-	-	242,340
Big Bulk	-	-	-	131,617
VMS	-	-	-	25,476

	-	-	-	1,008,652

a)

Hemlo West property

During 2002, the company entered into an agreement with Teck Cominco Limited (Teck Cominco) to acquire the rights to earn an interest in the Hemlo West property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The company may earn an initial 80% interest by spending $2 million on exploration by December 31, 2005 ($280,285 spent by December 31, 2003). Upon completion of the minimum in exploration expenditures, a joint venture will be formed with the company holding 80% and Teck Cominco holding 20%. In order to maintain its 80% interest in the joint venture, the company is required to fund additional exploration to the completion of a pre-feasibility study. Teck Cominco would then have a one-time election to back-in for a 60.8% interest in the project by funding a minimum of 200% of the company's prior expenditures and completing a feasibility study. The company would then have a 39.2% interest in the property and the option to either fund its share of production financing or negotiate with Teck Cominco for a carried interest through to production. Subsequent to year-end, the company relinquished its interest in the property and accordingly wrote off deferred exploration expenditures of $280,285 as at December 31, 2003.

(4)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

b)

Amos property

During 2002, in connection with the Teck Cominco Agreement (note 5(c)) the company acquired the rights to earn an interest in the Amos property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The company could earn an initial 80% interest by spending $2 million on exploration by December 31, 2005 ($328,206 spent by December 31, 2003). The terms of the agreement are identical to those as described for the Hemlo West property. During 2002, the company entered into an agreement with an optionee whereby the optionee could acquire up to 50% of the company's interest in the property, by exercising three options by way of staged exploration expenditures totalling $2 million by September 30, 2003.

The optionee had the right to convert its investment in the project into common shares of the company at a predetermined conversion rate (840,000 common shares issued to December 31, 2003 at a market value of $315,000). Prior to December 31, 2002, the optionee relinquished the right to the property back to the company, and during 2003, the company relinquished its right to the property and wrote off $7,959 of property acquisition costs and $328,206 of deferred exploration expenditures.

c)

Yukon Olympic property

During 2002, the company entered into agreement to acquire a 51% interest in the Yukon Olympic property by making staged exploration expenditures totalling $1.5 million ($334,624 spent by December 31, 2003) and issuing 900,000 common shares in stages prior to December 31, 2005 (300,000 common shares issued prior to December 31, 2003). A joint venture will then be formed with the company holding 51% and the vendor holding 49% through to completion of a preliminary feasibility study. Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of the company's prior exploration expenditures and completing a final feasibility study. Should Teck Cominco earn the 51%, the company would then hold 25% and the vendor 24%. In connection with the Yukon Olympic property, a finder's fee of 200,000 common shares was paid to Western Prospector Group Ltd. (Western Prospector), a party related by virtue of common management. The vendor has the right to earn a 100% interest in the property subject to a 1.5% NSR. Subsequent to the year-end, the company relinquished its interest in the property and accordingly wrote off $82,020 of property acquisition costs and $334,624 of deferred exploration expenditures as at December 31, 2003.

d)

Big Bulk property

During 2002, in connection with the Teck Cominco Agreement, the company acquired the rights to earn an interest in the Big Bulk property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The company may earn an initial 80% interest by spending $800,000 on exploration by December 31, 2005 ($523,969 spent by December 31, 2003). Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of prior exploration expenditures and completing a final feasibility study. Should Teck Cominco earn the 51%, the company would then hold 25% and the vendor 24%. Subsequent to year-end, the

(5)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

company relinquished its interest in the property and accordingly wrote off $400 of property acquisition costs and $523,969 of deferred exploration expenditures as at December 31, 2003.

e)

VMS property

During 2002, the company entered into an agreement to acquire a 100 % interest in the VMS property by making staged payments of $35,000 ($5,000 paid to December 31, 2003) and issuing 200,000 common shares in stages prior to December 31, 2005 (50,000 common shares issued to December 31, 2003). A joint venture would then be formed with the company holding 51% and the vendor holding 49% through to completion of a preliminary feasibility study, and the vendor retaining a 1.5% NSR. Under the terms of the Teck Cominco Agreement, Teck Cominco would have the right to earn a 51% interest in the property by incurring 200% of prior exploration expenditures and completing a final feasibility study. Should Teck Cominco earn the 51%, the company would then hold 25% and the vendor 24%. In connection with the VMS property, a finder's fee of 100,000 common shares and reimbursement of costs of $5,000 were paid to Western Prospector. Western Prospector had the right to reacquire a 1% NSR held by an underlying vendor for $1 million.

During 2003, the company relinquished its right to the property and wrote off $23,435 of property acquisition costs and $7,959 of deferred exploration expenditures.

f)

Meridian property

During 2002, in connection with the Teck Cominco Agreement (note 5(c)) the company acquired the rights to earn an interest in the Meridian property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The company could earn an initial 80% interest by spending $800,000 on exploration by December 31, 2005 ($346,866 spent by December 31, 2002). During 2002, the company relinquished its rights to the Meridian property and wrote off $346,866 in exploration expenditures. During 2003, the company wrote off an additional $462 of deferred exploration expenditures.

g)

During 2003, the company wrote off amounts relating to other properties of $78,800 (2002 - $45,647).

h)

Guadalupe property

During the year ended December 31, 2001, the company entered into agreements whereby the company assigned its rights to the Guadalupe property in consideration for the optionor paying the company US$390,000, settling payables of US$50,000 ($76,222) on the company's behalf in 2000 and making future option payments directly to the underlying vendors.

During 2001, the optionor paid US$390,000 in cash to the company and subsequently terminated the agreements. This effectively returned the right to the Guadalupe property to the company, which subsequently relinquished the options to the underlying vendors and wrote off the remaining value of property.

(6)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

During 2001, the company received reimbursement of US$26,247 from the Government of Mexico for value-added tax paid by the company's Mexican subsidiaries in prior years. The remaining value-added tax balance of $199,672 was reclassified to accounts receivable. During 2002, the company determined that it was not financially practicable to continue pursuing collection of the amount, and accordingly, the remaining balance of $199,672 was written off.

5

Capital stock

Authorized

250,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $

December 31, 2000	35,294,203	17,375,019
10:1 consolidation on December 5, 2001	(31,764,783)	-

For cash
Private placement	390,000	117,000
Less: Share issue costs	-	(1,934)

December 31, 2001	3,919,420	17,490,085
For cash
Private placements	4,441,666	578,000
Public offering	5,400,000	1,620,000
Warrants	390,000	117,000
For share issue costs	200,000	60,000
For mineral properties	1,490,000	393,000
Less: Share issue costs	-	(422,765)

December 31, 2002	15,841,086	19,835,320
For cash
Private placement	11,750,000	1,266,000
On conversion of special warrants	820,000	246,000
For share issue costs	63,000	6,300
Less: Share issue costs	-	(96,156)

December 31, 2003	28,474,086	21,257,464

(7)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

a)

During 2003:

i)

In connection with the Teck Cominco Agreement (note 5(c)), the company issued 820,000 special warrants for funds in the amount of $246,000 received in 2002. The special warrants were converted during 2003 and the company issued 820,000 units, with each unit comprising one common share in the capital of the company and one share purchase warrant entitling the holder to acquire one common share in the capital of the company at $0.30 per share until June 30, 2004.

ii)

In connection with private placements, the company issued shares and warrants as follows:

Number of flow- through shares	Number of non-flow- through shares	Total shares	Price per share $	Total $	Number of non-flow- through warrants

6,244,000	2,186,000	8,430,000	0.10	843,000	2,186,000
2,500,000	-	2,500,000	0.12	300,000	-
-	820,000	820,000	0.15	123,000	820,000

8,744,000	3,006,000	11,750,000		1,266,000	3,006,000

In respect of the above private placements, the company also issued to agents who introduced arm's-length purchasers to the company 63,000 units, each unit comprising one common share and one share purchase warrant, with two share purchase warrants entitling the holder to acquire one common share at $0.10 per share until September 14, 2004, and 348,000 warrants, each warrant entitling the holder to acquire one common share at $0.14 per share until October 12, 2004. At December 31, 2003, all of the warrants remained unexercised.

iii)

In connection with financing completed in 2002, the company amended the terms of warrants as follows:

  the expiry date of 1,500,000 warrants allowing for the purchase of 1,500,000 shares at $0.15 per share was extended from May 23, 2003 to May 22, 2004.

  the expiry date of 1,080,000 agents' warrants allowing for the purchase of 1,080,000 shares at $0.35 per share was extended from June 18, 2003 to June 18, 2004.

  the exercise price of 4,050,000 warrants allowing for the purchase of 2,025,000 shares was amended from $0.35 per share to $0.15 per share and the expiry date was extended from June 18, 2003 to June 18, 2004.

(8)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

iv)

In connection with incentive stock options granted during 2003, the company valued such options at $145,509 and credited that amount to stock options and warrants.

b)

During 2002

i)

In connection with the Teck Cominco Agreement (note 5(c)), the company issued 390,000 shares at $0.30 per share on the exercise of warrants.

ii)

In connection with financings, the company issued shares and warrants as follows:

Number of shares	Number of warrants	Price per share $	Total $

1,500,000	1,500,000	0.15	225,000
5,400,000	7,830,000	0.35	1,620,000
2,941,666	278,333	0.12	353,000

9,841,666	9,608,333		2,198,000

In respect of the public offering, the company issued 4,050,000 flow-through units, comprising one flow-through share and one flow-through share purchase warrant. Each two flow-through share purchase warrants entitle the holder to purchase one share of the company at $0.35 per share. The company also issued 1,350,000 non-flow-through units, comprising one non-flow-through share and two non-flow-through share purchase warrants. Each two non-flow-through share purchase warrants entitle the holder to purchase one share of the company at $0.35 per share. In addition, the company issued 1,080,000 non-flow-through agents' warrants, each one entitling the holder to purchase one share of the company for $0.35 per share.

During 2003, 2,985,903 warrants allowing for the purchase of 1,635,903 shares expired unexercised, and at December 31, 2003, all of the remaining warrants remained unexercised.

(9)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

iii)

In connection with property agreements (note 4), the company issued shares as follows

	Number of shares	Total value $

VMS	150,000	18,000
Yukon Olympic	500,000	60,000
Amos	840,000	315,000

	1,490,000	393,000

The company also issued a total of 300,000 warrants allowing for the purchase of 200,000 shares at $0.20 per share until September 20, 2004 and 100,000 shares at $0.20 per share until October 22, 2004. At December 31, 2003, all of the warrants remained unexercised.

iv)

The company received $246,000 for 820,000 special warrants allowing for the purchase of 820,000 units convertible until October 16, 2003, for no further consideration, into one share and one underlying share purchase warrant exercisable into one share at $0.30 per share for a period of one year from the exercise of the special warrant. The special warrants were issued in 2003 (note 5(a)).

c)

During 2001:

i)

The company entered into an agreement, as amended, with Teck Cominco (the Teck Cominco Agreement). In connection with this agreement, the company issued to Teck Cominco 390,000 units at $0.30 per unit. Each unit comprised one common share and one $0.30 share purchase warrant expiring on July 8, 2002. Exercise of the warrants would allow Teck Cominco to maintain participation rights in certain future exploration projects of the company by subscribing to special warrants in an amount up to $246,000 on or before October 15, 2002. The warrants were exercised during 2002.

ii)

The company consolidated its capital stock as to 10 old common shares for one new common share.

Stock options

The company has established a stock option plan whereby the company may from time to time grant up to a total of 2,000,000 options to directors, officers and employees. The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.

(10)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Stock-based compensation

Effective January 1, 2003, the company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA. Accordingly, the fair value of all stock options granted is recorded as a charge to administration expenses and a credit to shareholders' equity.

A summary of the status of the company's options as at December 31, 2003 and 2002, and changes during the years then ended, is set out below:

The 1,680,000 options outstanding at December 31, 2003 expire on January 3, 2008.

		2003		2002

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	shares	price	shares	price
		$		$
Outstanding - Beginning of
year	200,000	0.36	125,000	1.92
Granted	1,680,000	0.15	200,000	0.36
Expired	(200,000)	0.36	(125,000)	1.92

Outstanding and exercisable -
End of year	1,680,000	0.15	200,000	0.36

The 1,680,000 options outstanding at December 31, 2003 expire on January 3, 2008.

(11)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Stock option pro forma information

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. As permitted under the standard, for income statement purposes, the company elected in 2002 not to follow the fair value-based method of accounting for share options granted to employees and directors. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $54,000 in 2002 in respect of the 200,000 options it granted to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

2002 $

Loss for the year
As reported	1,022,609
Compensation expense	54,000

Pro forma loss	1,076,609

Basic and diluted loss per common share
As reported	0.12
Pro forma	0.12

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions for 2003 and 2002:

Expected dividend yield	nil
Average risk-free interest rate	3.25 to 4.9%
Expected life	5.0 years
Expected volatility	94% to 171%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

(12)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Warrants

The changes in warrants outstanding are as follows:

		2003		2002

	Number of warrants outstanding	Weighted average exercise price $	Number of warrants outstanding	Weighted average exercise price $

Outstanding - Beginning of year	9,915,903	0.26	397,570	0.31

Issued	4,237,000	0.17	9,908,333	0.26
Exercised	-	-	(390,000)	0.30
Expired	(2,985,903)	0.31	-	-

Outstanding - End of year	11,167,000	0.19	9,915,903	0.26

Warrants outstanding and exercisable at December 31, 2003 are as follows (note 10(b)):

Exercise price $	Number of warrants	Number of shares	Expiry date

0.15	1,500,000	1,500,000	May 22, 2004
0.15	4,050,000	2,025,000	June 18, 2004
0.35	1,080,000	1,080,000	June 18, 2004
0.30	820,000	820,000	June 30, 2004
0.10	973,000	486,500	September 15, 2004
0.20	200,000	200,000	September 20, 2004
0.14	1,624,000	1,624,000	October 12, 2004
0.20	100,000	100,000	October 22, 2004
0.15	820,000	820,000	December 22, 2005

	11,167,000	8,655,500

(13)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

6      Related party transactions

John S. Brock Limited

  Until March 31, 2001, the company had management agreements with John S. Brock Limited, a company owned by John S. Brock, the CEO and President of the company and Wayne J. Roberts, the Vice-President, Exploration of the company.

  Under the above agreements, the company paid $26,815 in the year ended December 31, 2001. There were no payments made under these agreements in 2002 and 2003.

  During 2001, under a promissory note bearing interest at 8% per annum, the company repaid the balance of principal and interest of $380,260 to John S. Brock Limited.

  During 2003, the company was advanced $30,000 by John S Brock Limited and was charged interest in the amount of $412. During 2003, the interest was paid, and the principal was repaid in 2004.

Badger & Co. Management Corp.

  Effective April 1, 2001, the company entered into management agreements with Badger & Co. Management Corp., a company owned by John S. Brock, Wayne J. Roberts and Jeannine P.M. Webb, Chief Financial Officer and Corporate Secretary of the company.

  Under the management agreements with Badger & Co. Management Corp., the company paid the following in the year ended December 31, 2003:

i)

Cost of operations and administration, charged at cost plus a 10% mark-up, totalling $91,675 (2002 - $65,767; 2001 - $32,976).

ii)

Fees for professional services provided at per diem rates, totalling $154,082 (2002 - $141,700; 2001 - $63,273).

iii)

Exploration salaries and wages charged at cost plus a 10% mark-up and project management fees calculated at 8% of all exploration costs, totalling $140,729 (2002 - $53,207; 2001 - $8,835).

  Amounts payable under the agreements at December 31, 2003 totalled $46,394 (2002 - $30,623). There are no stated terms of repayment.

(14)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

7

Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company's effective income tax expense is as follows:

	2003 $	2002 $	2001 $

Income tax recovery at statutory rates	(788,771)	(388,062)	(173,393)
Increase in taxes from
Writedown of resource assets	627,546	156,400	30,492
Benefit of losses not recognized	161,225	231,662	142,901

	-	-	-

The components of future tax assets are as follows:

	2003 $	2002 $

Resource assets	493,000	98,000
Capital loss carry-forward	1,298,000	1,811,000
Non-capital loss carry-forwards	1,912,000	1,339,000

	3,703,000	3,248,000
Less: Valuation allowance	(3,703,000)	(3,248,000)

Future income tax asset	-	-

At December 31, 2003, the company had approximately $3,452,000 of losses available for carry-forward. The loss carry-forwards can be offset against income for Canadian income tax purposes in future years and expire as follows:

$

2004	852,000
2005	543,000
2006	511,000
2007	408,000
2008	263,000
2009	489,000
2010	386,000

3,452,000

(15)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

8

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

9

Differences between Canadian and U.S. generally accepted accounting principles

The company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have an effect on these financial statements are as follows:

a)

Accounting for stock-based compensation

For U.S. GAAP purposes, the company has prospectively adopted the fair value based method of accounting for stock based compensation in accordance with FAS 148. This resulted in no differences between Canadian and U.S. GAAP.

b)

Mineral property exploration expenditures

For U.S. GAAP purposes, the company expenses as incurred exploration expenditures relating to unproven mineral properties.

c)

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the consolidated balance sheets would be as follows:

	2003 $	2002 $

Resource assets - under Canadian GAAP	-	1,008,652
Exploration expenditures	-	(1,008,652)

Resource assets - under U.S. GAAP	-	-

Deficit - under Canadian GAAP	(20,621,033)	(18,524,354)
Exploration expenditures	-	(1,008,652)

(16)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Deficit - under U.S. GAAP	(20,621,033)	(19,533,006)

In addition, the impact on the consolidated statements of loss would be as follows:

	2003 $	2002 $	2001 $

Loss for the year - under Canadian GAAP	(2,096,679)	(1,022,609)	(388,599)
Exploration expenditures - net of write-downs	1,008,652	(1,008,652)	-

Loss for the year - under U.S. GAAP	(1,088,027)	(2,031,261)	(388,599)

Loss per common share - under U.S. GAAP	(0.06)	(0.23)	(0.11)

d)

New Accounting Pronouncements

The CICA has issued CICA 3063, "Impairment of Long-Lived Assets," which is effective for years beginning on or after April 1, 2003. This statement establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or the results of its operations.

10

Subsequent events

a)

On January 19, 2004, in connection with the Teck Cominco Agreement, the company entered into an agreement to acquire an 80% interest in the Atikokan West property in Ontario, in consideration for making staged exploration expenditures in the aggregate of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through pre-feasibility, after which Teck Cominco may back-in for a 60.8% interest by funding a minimum of 200% of the company's prior expenditures and completing a feasibility study.

b)

From January 1 to April 14, 2004, company issued a total of 415,250 shares on the exercise of 420,500 warrants for total consideration of $123,700.

(17)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Canadian Empire Exploration Corp. certifies that it meets all of the requirements for filing on Form 20-F and has fully caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN EMPIRE EXPLORATION CORP.

By:         “John S. Brock”

John S. Brock, President

By:      “Jeannine P. M. Webb”

                               Jeannine P.M. Webb, Secretary

DATED:  May 7, 2004

CERTIFICATIONS

CERTIFICATION

I, John S. Brock, certify that:

1.

I have reviewed this annual report on Form 20-F of Canadian Empire Exploration Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”] for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

[omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”];

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

"John S. Brock"

John S. Brock

Chief Executive Officer

May 7, 2004

CERTIFICATION

I, Jeannine P M Webb, certify that:

1.

I have reviewed this annual report on Form 20-F of Canadian Empire Exploration Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”] for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

[omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”];

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

“Jeannine P. M. Webb”

Jeannine P. M. Webb,

Chief Financial Officer
May 7, 2004

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
§906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Canadian Empire Exploration Corp. ("Company") for the year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John S. Brock, as Chief Executive Officer and Jeannine P. M. Webb as Chief Financial Officer of the Company, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, hereby certify, to the best of their respective knowledge, that:

(1) The Report fully complies with the requirements of § 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

 “John S. Brock”

John S. Brock,
Chief Executive Officer

May 7, 2004

“Jeannine P. M. Webb”

Jeannine P. M. Webb,

Chief Financial Officer
May 7, 2004

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.