Form 20-F
period 2004-12-31
CANADIAN EMPIRE EXPLORATION CORP
filed 2005-06-24
CIK 1025761

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

As at December 31, 2004 and May 13, 2005, the Registrant had outstanding 29,144,336 and 36,314,366 Common Shares respectively.

At December 31, 2004, 3,923,000 (May 13, 2005 – 3,923,000) Common Shares were reserved for issuance on exercise of options, and 820,000 Common Shares (May 13, 2005 – 820,000 Common Shares) on exercise of warrants.

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

(310) 734-5200  Telephone

(310) 734-5299 Facsimile

CANADIAN EMPIRE EXPLORATION CORP.

TABLE OF CONTENTS

PART I......................................................................................................................................................

5

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

5

A)

DIRECTORS AND SENIOR MANAGEMENT

5

B)

AUDITORS

5

ITEM II

OFFER STATISTICS AND EXPECTED TIMETABLE

5

ITEM III

KEY INFORMATION

5

A)

SELECTED FINANCIAL DATA

5

B)

CAPITALIZATION AND INDEBTEDNESS

7

C)

REASON FOR THE OFFER AND USE OF PROCEEDS

7

D)

RISK FACTORS

7

ITEM IV

INFORMATION ON THE COMPANY

12

A)

HISTORY AND DEVELOPMENT OF THE COMPANY

12

B)

BUSINESS OVERVIEW

13

C)

ORGANIZATIONAL STRUCTURE

14

D)

DESCRIPTION OF PROPERTY

14

ITEM V

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

17

A)

OPERATING RESULTS

17

B)

LIQUIDITY AND CAPITAL RESOURCES

19

C)

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

23

D)

TREND INFORMATION

23

E)

OFF-BALANCE SHEET ARRANGEMENTS

23

F)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

23

G)

OTHER INFORMATION

23

H)

OUTLOOK

23

I)

FORWARD LOOKING STATEMENTS

24

ITEM VI

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

24

A)

DIRECTORS AND SENIOR MANAGEMENT

24

B)

COMPENSATION

24

C)

BOARD PRACTICES

26

D)

EMPLOYEES

27

E)

SHARE OWNERSHIP

27

ITEM VII

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

28

A)

MAJOR SHAREHOLDERS

28

B)

RELATED PARTY TRANSACTIONS

28

ITEM VIII

FINANCIAL INFORMATION

29

A)

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

29

B)

SIGNIFICANT CHANGES

30

ITEM IX

THE OFFER AND LISTING

30

A)

PRICE RANGE AND VOLUME OF SHARES OF COMMON STOCK

30

B)

PLAN OF DISTRIBUTION

31

C)

MARKETS

31

D)

SELLING SHAREHOLDERS

31

E)

DILUTION

31

ITEM X

ADDITIONAL INFORMATION

31

A)

SHARE CAPITAL

31

B)

NOTICE OF ARTICLES (formerly "MEMORANDUM") AND ARTICLES

32

C)

MATERIAL CONTRACTS

32

D)

EXCHANGE CONTROLS

33

E)

TAXATION

34

F)

DIVIDENDS AND PAYING AGENTS

36

G)

STATEMENTS BY EXPERTS

36

H)

DOCUMENTS ON DISPLAY

36

I)

SUBSIDIARY INFORMATION

36

ITEM XI

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

37

ITEM XII

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

37

PART II...................................................................................................................................................

37

ITEM XIII

DEFAULTS, DIVIDENDS, ARREARS AND DELINQUENCIES

37

ITEM XIV

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

37

ITEM XV

CONTROLS AND PROCEDURES

37

ITEM XVI

AUDIT COMMITTEE FINANCIAL EXPERT

37

PART III.................................................................................................................................................

38

ITEM XVII

FINANCIAL STATEMENTS

38

ITEM XVIII

FINANCIAL STATEMENTS

38

ITEM XIX

EXHIBITS

39

INDEX TO FINANCIAL STATEMENTS

42

SIGNATURE

43

CERTIFICATIONS

44

PART I

Canadian Empire Exploration Corp. (formerly Northern Crown Mines Ltd.) ("Canadian Empire" or the "Registrant" or the "Company")  has one wholly owned subsidiary, Minera Reina Isabel, S.A. de C.V. ("Minera Reina Isabel"), and one 90% owned subsidiary, Minera Tatemas, S.A. de C.V. (“Minera Tatemas”), both corporations formed under the laws of Mexico to carry out mineral exploration and development programs in Mexico.  The subsidiaries are currently inactive.

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A)

                                            DIRECTORS AND SENIOR MANAGEMENT

John S. Brock	President Chief Executive Officer Director Audit Committee Member	West Vancouver, British Columbia, Canada
R.E. Gordon Davis, P. Eng.	Director Audit Committee Member	Vancouver, British Columbia, Canada
Lawrence Page, LL.B., Q.C.	Director Audit Committee Member	West Vancouver, British Columbia, Canada
Wayne J. Roberts, P. Geo.	Director Vice-President, Exploration	Coquitlam, British Columbia, Canada
Jeannine P. M. Webb, CGA	Chief Financial Officer Corporate Secretary	Burnaby, British Columbia, Canada

                                                Advisors

                                    Principal Bankers of the Company:

Canadian Imperial Bank of Commerce	400 Burrard Street Vancouver, British Columbia Canada V6C 3A6

                                    Legal Counsel of the Company:

Canada	Lexas Law Group	1550 – 1185 West Georgia Street Vancouver, British Columbia Canada V6E 4E6
US	Reed Smith Crosby Heafey LLP	1901 Avenue of the Stars, Suite 700 Los Angeles, CA 90067
Mexico	Garcia Jimenez y Asociados	San Francisco No. 656-601 Col Del Valle Mexico, DF, Mexico 03100

B)

AUDITORS

Since 1991, the independent Auditors of the Company have been PricewaterhouseCoopers LLP "PWC" located at Suite 700, 250 Howe Street, Vancouver, British Columbia, Canada  V6C 3S73

ITEM II

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide information under this item.

ITEM III

KEY INFORMATION

A)

SELECTED FINANCIAL DATA

Set forth below is certain selected financial data of the Company for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000.  The selected financial data for the fiscal years ended December 31, 2004, 2003 and 2002, was derived from the audited financial statements of the Company.

Unless otherwise indicated, all references to dollars herein are to Canadian dollars.  As at December 31, 2004, one United States dollar was equal to 1.2176 Canadian dollar and that value is used in calculations herein, unless otherwise indicated.

Unless otherwise indicated, all references to share capital herein are on a post-consolidated basis. On December 5, 2001, the Registrant consolidated its capital on a ten (10) old Common Shares for one (1) new share basis.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA(1)

(Stated in Canadian Dollars)

Presented in Accordance with

Canadian Generally Accepted Accounting Principles Unless Otherwise Stated

FISCAL YEARS ENDED

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Income (Loss) for the Year	($455,500)	($2,096,679)	($1,022,609)	($388,599)	($2,692,574)
Income (Loss) for the Year – US GAAP	($1,400,432)	($1,088,027)	($2,031,261)	($388,599)	($1,682,528)
Basic and Diluted Earnings (Loss) per common share (2)	($0.02)	($0.12)	($0.12)	($0.11)	($0.79)
Basic and Diluted Earnings (Loss) per common share – US GAAP (2)	($0.05)	($0.06)	($0.23)	($0.11)	($0.50)
Weighted Avg. No. Common Shares (net of escrowed)	28,922,009	17,964,336	8,657,892	3,531,045	3,393,498
Working Capital (deficiency) (3)	($99,282)	($90,767)	$613,098	$50,888	($533,198)
Assets	$1,452,157	$1,085,920	$1,807,957	$265,271	$912,732
Assets – US GAAP	$507,225	$1,085,920	$799,305	$265,271	$56,009
Resource Assets	$944,932	$0	$1,008,652	$0	$856,723
Resource Assets – US GAAP	$0	$0	$0	$0	$0
Write-off of Deferred Exploration Expenses/Resource Properties	($102,706)	($1,668,119)	($394,751)	($68,336)	($2,389,745)
Shareholders Equity	$1,199,914	$846,724	$1,621,750	$53,124	$326,657
Shareholders Equity – US GAAP	$254,982	$846,724	$613,098	$53,124	$326,657

(1)

The financial information set forth in this table includes the accounts of Canadian Empire and its subsidiaries, Minera Reina Isabel and Minera Tatemas, on a consolidated basis.

(2)

After taking into effect the consolidation of the capital of the Registrant on December 5, 2001 on a ten (10) old Common Shares for one (1) new share basis.

(3)

At December 31, 2004, the Registrant had cash and cash equivalents of $451,514 (2003: $1,067,042), of which $342,964 (2003: $927,891) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $99,282 (2003: $90,767).

The following table sets out the exchange rates of CDN$ for 1 US$ for the following periods:

Period	Average	High	Low	Close

May, 2005	1.2555	1.2696	1.2372	1.2552
April, 2005	1.2360	1.2585	1.2151	1.2585
March 2005	1.2161	1.2438	1.2018	1.2191
February, 2005	1.2397	1.2559	1.2249	1.2335
January, 2005	1.2253	1.2412	1.2003	1.2412
December, 2004	1.2191	1.2414	1.1837	1.2020
November, 2004	1.1961	1.2243	1.1759	1.1860

Fiscal Year Ended December 31, 2004	1.3013	1.3957	1.1759	1.2020
Fiscal Year Ended December 31, 2003	1.4001	1.5672	1.2943	1.2965
Fiscal Year Ended December 31, 2002	1.5702	1.6125	1.5122	1.5776
Fiscal Year Ended December 31, 2001	1.5485	1.6034	1.4935	1.5928
Fiscal Year Ended December 31, 2000	1.4848	1.5583	1.4353	1.4995

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

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

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

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act.  In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to commencement of any mining operations.  These reports entail a detailed and scientific assessment as well as a prediction of the impact on the environmental and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. Failure to comply with the legislation may have serious consequences. Orders may be issued requiring operations to cease or be curtailed or requiring installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of its mining activities and may be fined if convicted of an offense under such legislation.

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

Indemnity and Payment of Expenses of Directors and Officers

Article 19.1 of the Registrant's Articles states:

"Subject to the provisions of the Act [the British Columbia Business Corporations Act], the directors shall cause the Company to indemnify and pay all eligible penalties [judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer.of, the Company or any associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding] and expenses [costs, charges and expenses, including legal and other fees] of an eligible party  [an individual who (a) is or was a director or officer of the Company, (b) is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Company, or (ii) at the request of the Company, or (c) at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity] and, where appropriate, the heirs and personal or other legal representatives of an eligible party in accordance with the provisions of the Act.  Each director, alternate director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 19.1"

Thus, the Registrant may be required to pay amounts to settle such claims that may arise, if any.  The impact of any such possible future indemnity protection cannot be determined at this time.  Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 (the "1933 Act") may be permitted to directors or officers pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

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

No U.S. Listing of the Company's Securities

The Registrant's Common Shares are listed on the TSX-Venture Exchange ("TSX").  The Registrant's investor base is located principally outside the United States and therefore, it has no current plans to apply for the listing of its shares or to otherwise qualify its securities on any U. S. stock exchange or the NASDAQ automated quotation system.  As a result, the market on the Registrant's securities is limited, particularly in the United States.  If market interest changes, and the Registrant meets the applicable eligibility requirements of NASDAQ or other U.S. exchanges in the future, it may reconsider this policy.  Investors should recognize that U.S. market liquidity will not be readily available.

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

Uncertainty of Markets for Metals

The global market price for metals is influenced by numerous factors beyond the control of the Company. Such factors include supply and demand, inflation, imposition of export controls, government regulated ad valorem taxes and royalties that may be imposed on metal production, refining costs and penalties, labor problems experienced by large producers and market price fluctuations resulting from speculative and production hedging activity.  The exact effect of these factors cannot be accurately predicted and the combination of these factors may result in the Company not receiving an adequate return on invested capital.

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

Price Fluctuations:  Share Price Volatility

In recent years, the international securities markets have experienced high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that the continual fluctuations in price will not occur.  In particular, during the financial year ended December 31, 2004, the per share price of the Company’s common shares fluctuated from a high of $0.150 to a low of $0.055.

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

Market Risk

The Company is in the business of mineral exploration.  Metal prices and foreign exchange rates may fluctuate widely from time to time.  The Company has not entered into market instruments for trading or other purposes.

Variations in Operating Results

The Registrant was incorporated on February 24, 1987 and since incorporation has not realized net income nor paid dividends.  During the years ended December 31, 2004, 2003 and 2002, the Company had net losses of $455,500, $2,096,679 and $1,022,609 respectively, deficits of $21,076,533, $20,621,033 and $18,524,354 respectively, and per share losses of $0.02, $0.12 and $0.12 respectively. There is no assurance that these trends in operating results will change.

Plan of Operations and Financial Sources and Liquidity

During 2004, the Company issued 415,250 Common Shares for gross proceeds of $123,700. At December 31, 2004, the Registrant had cash and cash equivalents of $451,514, of which $342,964 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $99,282.

At May 13, 2005, the Registrant had 36,314,366 Common Shares outstanding, outstanding options expiring on various dates until September 17, 2009, entitling the holders to purchase up to 3,923,000 Common Shares at prices ranging from $0.10 to $0.15 per share, and warrants entitling the holder to purchase up to 820,000 shares at $0.15 per share until December 22, 2005.

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

The Registrant's Common Shares are listed on the TSX Venture Exchange  (formerly the Canadian Venture Exchange) and trade on the facilities of the TSX Venture Exchange under the symbol "CXP."  On December 5, 2001, the Registrant consolidated its capital on a ten (10) old Common Shares for one (1) new share basis, changed its trading symbol from “NCW” to “CXP”, and received a new CUSIP number (664903 50 7). The Registrant is a reporting issuer and an exchange issuer under the Securities Act, R.S.B.C. 1993, c.418 (the "BC Act"), is a reporting issuer under the Securities Act, R.S.A. 2000, c S-4 (the "Alberta Act"), is a reporting issuer under the Securities Act of Manitoba, ccsm c.S50 (the "Manitoba Act") is a reporting issuer under the Securities Act R.S.O. 1990, c. S5 (the "Ontario Act") and is not in default of any requirements of the BC Act, the Alberta Act, the Manitoba Act or the Ontario Act or the rules and regulations pertaining to those acts.

During the year 2001, the Company abandoned its mineral interests in Mexico and accordingly has no further right, title and obligation in respect of those interests.  During 2002 and 2003, the Company entered into various agreements to acquire the right to various mineral properties located in Canada.   At December 31, 2003, the Company determined that, results not meeting expectations, it would no longer maintain its interests in these mineral properties and wrote off all costs associated with the properties.  During 2004, the Company entered into various agreements to acquire the right to various mineral properties located in Canada.  .See “Item V – Operating and Financial Review and Prospects” and “Description of Property”.

B)

BUSINESS OVERVIEW

TO DATE, THE COMPANY HAS FOCUSED ON ACQUIRING EXPLORATION RIGHTS AND DETERMINING WHETHER THE PROPERTIES HAVE SUFFICIENT MINERALIZATION TO SUPPORT FULL DEVELOPMENT.  TO DATE, THE COMPANY HAS NOT GENERATED REVENUES FROM ITS EXPLORATION OPERATIONS AND THERE IS NO IMMEDIATE EXPECTATION OF ANY SUCH REVENUES.

During 2004, the Company acquired the right to earn an 80% interest in the Atikokan West Property in Ontario, entered into an option agreement to acquire a 100% interest in the Barrington copper-gold porphyry property located in northwestern British Columbia, entered into an agreement to earn a 65% interest in the Silver Hope property in British Columbia and entered into the McBride grubstake agreement.

Atikokan West

The Atikokan West property in northwestern Ontario hosts several zones of structurally controlled gold mineralization where prior drilling intersected intervals to 6.2 g/t Au over 10.4 metres.  During 2004, the Company drilled 5 holes.  Continued drilling is contemplated in 2005.

Barrington

The Barrington property, located in northwestern British Columbia, covers several zones of porphyry copper-gold mineralization.  During 2004, the Company conducted an initial surface sampling program and determined the attractive copper-gold values to be hosted in narrower zones than anticipated.

Silver Hope

The Silver Hope property, located in central British Columbia, covers 3 zones of copper-silver mineralization.  During 2004, the Company conducted an eight-hole drilling program to test for high-grade feeder zones at depth below the known zones.  The program was successful in intersecting  high-grade copper-silver mineralization at the Hope Zone.

McBride Grubstake

During 2004, the Company entered into a grubstake agreement with prospectors to fund grassroots exploration for shale hosted stratabound nickel-copper-precious metals mineralization in the McBride area of British Columbia.  A large block of claims were subsequently acquired in 2005.

During 2003, the Company continued to work under a strategic alliance with Teck Cominco in the acquisition of Canadian exploration projects with drill targets indicating large metal systems.

Yukon Olympic

The Yukon Olympic Property, located in the Yukon, has an iron oxide copper gold system with a 2.0 milligal gravity anomaly and magnetic anomaly over a length of 8 kilometres and a width of 1 kilometre.  Copper-bearing hematitic breccia was discovered near the eastern end of the geophysical anomalies.  A drilling program conducted in 2002 failed to intersect significant mineralization and the property was relinquished in 2003 to an underlying vendor.

Big Bulk and VMS

During 2003, the Company completed 1664 metres of diamond drilling in 11 holes on the Big Bulk copper-gold property located in northwestern B.C.    Surface exploration work was conducted on the adjacent VMS property.  With exploration results failing to meet expectations, the Big Bulk and VMS properties were relinquished to underlying vendors.

Hemlo West

During 2002, seven drill holes were completed at the Hemlo West property, located in the western portion of Ontario’s Hemlo Gold Camp, to test continuity of gold mineralization in a 1200 metre by 300 metre section of the Hemlo-Heron Bay Shear.  Although most of the holes intersected alteration, sulphides, quartz veining and anomalous gold values characteristic of the Hemlo Camp host rocks, exploration results did not meet expectations and the property was relinquished  to its vendor in 2003.

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

During 2002, the Company acquired the rights to the Hemlo West, Amos, Meridian, Yukon Olympic, Big Bulk and VMS Properties. Additional mineral properties were considered.

TO THE COMPANY'S KNOWLEDGE, THE MINERAL PROPERTIES CANNOT BE PROVEN TO CONTAIN A BODY OF COMMERCIAL ORE UNTIL A POSITIVE FEASIBILITY STUDY DEMONSTRATING COMMERCIAL PRODUCTION HAS BEEN PREPARED BY INDEPENDENT CONSULTING ENGINEERS.

C)

ORGANIZATIONAL STRUCTURE

Canadian Empire has one wholly owned subsidiary, Minera Reina Isabel and 90% ownership in another subsidiary, Minera Tatemas, both corporations formed under the laws of Mexico on March 27, 1991, and February 13, 1997 respectively.  The remaining 10% of Minera Tatemas is owned by Enrique Gaitan Enriquez.  As the Company no longer holds any mineral property interest in Mexico, Minera Tatemas and Minera Reina Isabel are currently inactive.  During 1999, the Company sold its shareholdings in one of its Mexican subsidiaries, Minera Sierra Pacifico, S.A. de C.V. ("Minera Sierra") to an arm’s length purchaser. Minera Sierra was incorporated under the laws of Mexico on March 27, 1991.

D)

DESCRIPTION OF PROPERTY

Exploration and Mineral Property Expenditures for Fiscal 2004:

	ATIKOKAN	BARRINGTON	SILVER HOPE	YUKON OLYMPIC	MC BRIDE	HEMLO WEST	BIG BULK	GENERAL	TOTAL
ACCOMMODATION	2,112	2,006	4,720	-	2,748	-	-	1,709	13,295
ASSAYS & GEOCHEMICAL ANALYSIS	19,508	1,612	5,558	-	4,108	-	-	7,594	38,379
CONSULTING	49,928	18,146	28,223	-	32,620	-	-	15,494	144,411
DRILLING	200,686	-	180,386	-	-	-	-	5,912	386,984
ENVIRONMENTAL & MINE PERMIT	4,500	-	-	-	-	-	-	-	4,500

EXPEDITING	98	49	581	81	-	4	-	119	932
FIELD SUPPLIES	7,979	354	6,816	10	2,679	-	15	1,749	19,602
FUEL	-	-	609	-	124	-	-	-	732
MAPS, PRINTING & DRAFTING	1,695	127	1,899	-	3,019	-	(109)	1,182	7,813
MINERAL PROPERTY EXPENDITURES	-	14,300	94,000	-	-	-	-	-	108,300
PROJECT MANAGEMENT FEES	29,896	4,316	21,141	62	8,746	88	65	7,424	71,739
SALARIES & WAGES	30,036	7,738	23,990	607	18,276	-	910	46,937	128,493
TRANSPORTATION	56,800	23,922	11,483	74	16,950	866	-	11,035	121,130
TRENCHING & ROADS	-	-	-	-	448	-	-	880	1,328
TOTAL	403,237	72,570	379,406	833	89,718	958	881	100,033	1,047,637

ATIKOKAN WEST PROPERTY

On February 17, 2004, the Company announced the agreement with Teck Cominco Limited (“Teck Cominco”), whereby the Company may earn an 80% interest in the Atikokan West Property by making staged exploration expenditures in the aggregate amount of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through pre-feasibility.  After the completion of a pre-feasibility study, Teck Cominco may back-in for a 60.8% interest in the project by funding a minimum of 200% of the Company’s prior expenditures and completing a feasibility study.  During the currency of the agreement, Teck Cominco will be responsible for making all cash and advance royalty payments to an underlying vendor.  Under the terms of the underlying agreement, Teck Cominco has the right to earn a 100% property interest subject to a 2% NSR royalty.

The Atikokan West Property, located near Atikokan, Ontario, consists of 162 claim units located along a length of 8 kilometres that cover 7 structurally controlled gold occurrences in favourable volcanic rocks geologically analogous to high-grade gold systems in the Red Lake camp.  Six of these gold occurrences have not seen prior drilling.  Work to date has outlined targets ready for drill testing, including the depth extensions of mineralization identified by prior drill holes with grades of 6.2 g/t gold over 10.4 metres, as reported by the Ontario Ministry of Northern Development and Mines.

During 2004, the Company conducted a detailed prospecting program and the completion of 5 diamond drill holes for a total footage of 1561 metres testing the Zephyr gold zone.  Prospecting of additional zones on the property did not yield encouraging results.  The 2004 exploration expenditures on the Atikokan West Property totaled $403,237.

Assay results of the altered and mineralized drill hole intercepts yielded low gold values.  A compilation of historic and current results will be conducted in early 2005 with a focus to establishing targets warranting continued drilling in 2005.

BARRINGTON PROPERTY

On July 29, 2004, the Company announced the acquisition of the Barrington Property whereby the Company has the option to earn a 100% interest by making staged cash payments totaling $150,000 ($10,000 paid in 2004), issuing in stages 250,000 shares (50,000 shares issued in 2004 at fair value of $3,000), and completing exploration expenditures of $500,000 on or before June 1, 2008.  The property vendor will retain a 2% NSR, of which the Company will have the right to buy down 1% for $1.0 million.  Effective June 1, 2009, the underlying vendor will receive the greater of an advance royalty of $5,000 annually or the specified NSR.  In accordance with TSX-Venture Exchange (the "Exchange") Policy 5.1, the Company paid a finder’s fee of $1,800 and 5,000 shares in the capital of the Company to an arm’s length individual.  In connection with the acquisition of the Barrington Property, the Company paid $1,000 and issued 5,000 shares at fair value of $300 to a finder.

The Barrington Property, located in northwestern British Columbia, measures approximately 8 kilometres by 3 kilometres, and covers 7 known prospects of copper-gold mineralization associated with the border phase of a six-kilometre oval-shaped alkaline porphyry intrusion.  Chip sampling by the vendor over a 90 by 100 metre area yielded average assay values of 0.63% copper, 0.68 g/t gold and 12 g/t silver within a quartz sheeted vein system at the Discovery Prospect.  Chip sampling of quartz veins in the Bonanza Prospect reported grades to 29.0 g/t gold over 1.0 metre.  A single drill hole collared at the Discovery Prospect by a prior worker did not reach target depth.  All other prospects within the Barrington Property have not seen prior drilling.  The combination of widespread porphyry copper-gold style mineralization associated with a multi-phase alkaline intrusion suggests opportunity for drill-defining zones of copper-gold mineralization.

During 2004, the Company conducted a preliminary mapping and sampling program to define drill targets and expended $72,570 on the acquisition and exploration of the Barrington Property.  The results of the field program suggested the attractive higher copper-gold grades were limited to narrower zones than originally anticipated and did not warrant drill testing.

SILVER HOPE PROPERTY

On October 21, 2004, the Company announced entering into an agreement with Sci-Tek Resources Ltd. (“Sci-Tek”), a private B.C. company, whereby the Company may earn a 65% interest in the Silver Hope Property by making cash payments of $315,000 ($45,000 paid in 2004) and share payments of 1,000,000 shares (200,000 shares issued in 2004 at fair value of $19,000) by December 31, 2008 to Sci-Tek and completing $5.0 million in exploration expenditures by December 31, 2009.  The Company and Sci-Tek may then form a joint venture, with each party providing pro-rata funding of ongoing exploration.  Non-contribution by either party to the joint venture will result in pro-rata dilution of interest, convertible to a 2% NSR subject to a buy-down provision from the relinquishing party for $2.0 million.

The Silver Hope Property is contiguous with the southern boundary of the past producing Equity Silver Mines Property located in central British Columbia and covers prospective stratigraphy for discovery of stratabound copper-silver-gold mineralization.  Prior workers conducted several drilling programs along a two-kilometre strike length of favourable geology that partially outlined 3 near-surface bulk tonnage copper-silver zones.  The zones, named Hope, Superstition and Gaul by prior workers, occur along a favourable horizon in pyroclastic volcanics that have been tested by approximately 40 holes.  No resources were calculated although drill holes intersected reported grades to 0.71% copper and 12.9 g/t silver over 65.4 metres that included high-grade zones that assayed 7.9% copper and 105 g/t silver over 4.0 meters.

A re-interpretation of this style of mineralization along a four-kilometre length that includes two deposits that saw production by Equity Silver Mines and 3 zones on the Silver Hope Property suggests opportunity for re-classification of the deposits as stratabound with a hydrothermal overprint.

During 2004, the Company completed 2141 metres of diamond drilling in 8 holes on the Hope and Gaul Zones that tested for higher-grade copper-silver mineralization at depth.  The program was successful in confirming the presence of higher-grade mineralization at depth at the Hope Zone where a breccia feeder zone was outlined.  No such feeder zone was found at the Gaul Zone.

The Company’s 2004 acquisition and exploration expenditures on the Silver Hope Property totaled $379,406.

In 2005, the Company plans a 2000-metre follow-up drilling program at the Hope Zone to test the ultimate size of the high-grade copper-silver feeder system.

MCBRIDE GRUBSTAKE AGREEMENT

On July 1, 2004, the Company entered into the McBride Grubstake Agreement with two prospectors whereby the Company may earn 90% interest in any mineral claims acquired by the prospectors by making exploration expenditures of $1.0 million, cash payments of $140,000 and 250,000 unit payments on or before December 31, 2008.  Each unit shall consist of one common share of the Company and one 12-month share purchase warrant.  The Company has the right to purchase the remaining 10% interest in the project mineral claims for $100,000 and 1.5 million shares of the Company to be paid to the prospectors.  The prospectors retain a 1% NSR which the Company can buy down 0.5% for $1.0 million.

The McBride project includes a program of initial geochemical silt sampling and prospecting of a Proterozoic shale basin hosting a 50-kilometre long metal-rich horizon.  The exploration objective is discovery of Sedex-style nickel-copper-precious metal mineralization.

During 2004, the Company expended $89,718 on the McBride project.

Wayne J. Roberts, P.Geo, Vice-President, Exploration of the Company, a Qualified Person, has reviewed and compiled the mineral projects technical information presented in this document.

TO THE COMPANY'S KNOWLEDGE, THE MINERAL PROPERTIES CANNOT BE PROVEN TO CONTAIN A BODY OF COMMERCIAL ORE UNTIL A POSITIVE FEASIBILITY STUDY DEMONSTRATING COMMERCIAL PRODUCTION HAS BEEN PREPARED BY INDEPENDENT CONSULTING ENGINEERS.

ITEM V

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2004, 2003, and 2002 should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended December 31, 2004, 2003, and 2002. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars.  The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada.  Note 9 of these Consolidated Financial Statements of the Company sets forth the material differences between Canadian and U.S. GAAP.  The Company capitalizes property acquisition and exploration expenditures relating to mineral properties in which the Company has an active interest.  In the event that such properties become inactive or prove uneconomic, they are written off.   For a more detailed description of the properties, see Item IV - Information of the Company - Description of Property.

A)

OPERATING RESULTS

OVERALL PERFORMANCE

RESULTS OF OPERATION OF FISCAL 2004 VS FISCAL 2003

For the fiscal year ended December 31, 2004, the Company had total assets of $1,452,157 as compared with $1,085,920 for the fiscal year ended December 31, 2003.  Resource assets at December 31, 2004 were $944,932 as compared with $nil at December 31, 2003.  The increase in resource assets at December 31, 2004 results from agreements entered into to earn interests in the various mineral properties.  At December 31, 2004 the Company had cash and cash equivalents of $451,514 (2003: $1,067,042) of which $342,964 (2003: $927,891) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $99,282 (2003: $90,767).  Current liabilities remained relatively unchanged at December 31, 2004 and 2003, as to $252,243 at December 31, 2004, and $239,196 at December 31, 2003.  During 2003, the Company was advanced $30,000 by a related party owned by Directors of the Company and charged interest in the amount of $412.  The interest was paid during 2003 and the principal was repaid in 2004.

During 2004, the Company incurred administrative expenses of $398,841 (2003: $439,041).  The overall decrease relates to the proration of costs between companies managed within the facilites housing the Company.  Management and administrative services and Office operation and facilities are provided by Badger & Co. Management Corp. ("Badger & Co.") (see "Related Party Transactions"), and are established on the basis of the time expended on management of the Company.  Stock-based compensation is a non-cash item, resulting from the application of the Black-Scholes Option Pricing Model using assumptions in respect of expected dividend yield, average risk-free interest rates, expected life of the options and expected volatility.  The $137,732 (2003: $145,509) represents the fair value of the vested portion of options for the year.   The tax penalty of $30,106 (2003: $14,309) results from an amount due to Canada Revenue Agency ("CRA") on the renunciation of flow-through funds to the participants in the year 2003 for funds expended in 2004.  During 2004, the Company earned interest income of $14,212 as compared with $9,144 for the year 2003, due to increased cash balances available during the year.

During 2004, under the Company's Stock Option Plan, incentive stock options allowing for the purchase in the aggregate of up to 2,458,000 shares in the capital of the Company at $0.10 per share until September 17, 2009 were granted to directors, officers and employees.

Exploration and mineral property expenditures in fiscal 2004 increased to $1,047,638 as compared with $659,467 for 2003 relating primarily to the Atikokan West and Silver Hope properties.  The Company wrote off exploration expenditures of $2,680 relating to disposition costs of the Yukon Olympic, Hemlo West, Meridian, VMS and Big Bulk properties, as compared with $1,475,505 for 2003.  The Company did not write off any mineral property acquisition costs in 2004, as compared with $113,814 in 2003.

RESULTS OF OPERATIONS OF FISCAL 2003 VS FISCAL 2002

For the fiscal year ended December 31, 2003, the Company had total assets of $1,085,920 as compared with $1,807,957 for the fiscal year ended December 31, 2002.  Resource assets at December 31, 2003 were $nil as compared with $1,008,652 at December 31, 2002.  The decrease in resource assets at December 31, 2003 resulted from the return of all properties to the vendors during the year.  As a result of the financings completed during 2003, at December 31, 2003, the Registrant had cash and cash equivalents of $1,067,042 (2002: $729,735), of which $927,891 was restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767.  Current liabilities remained relatively unchanged at December 31, 2003 and 2002, as to $239,196 at December 31, 2003, and $186,207 at December 31, 2002.  During 2003, the Company was advanced $30,000 by a related party owned by Directors of the Company and charged interest in the amount of $412.  The interest was paid during 2003 and the principal was repaid in 2004.

Exploration and mineral property expenditures in fiscal 2003 were of $659,467, as compared with $1,403,403 for fiscal 2002, when funds were expended primarily on the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties. The decrease from $1,403,403 in fiscal 2002 to $659,467 in fiscal 2003 resulted from the abandonment of properties during 2003 and reduced activity at the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties prior to their return to the vendors.

Due to the reduced activity in fiscal 2003, the administrative expenses remained relatively unchanged in fiscal 2003 ($439,041) as compared with fiscal 2002 ($432,836). Audit and related services increased to $35,458 as compared with $14,887 for 2002 as a result of increased regulatory requirements.  The tax penalty of $14,309 for 2003 (2002- $nil) results from the penaly due to CRA on the renunciation of flow-through funds to the participants in the year 2002 for funds not expended until 2003.  Legal fees reduced in 2003 to $16,046 as compared with $78,474 in 2002 due to the Short-Form Offering Document completed in 2002 to raise gross proceeds of $1,620,000, agreements entered into with Teck Cominco Limited, amendment to existing warrants to make them transferable, the change of name of the Registrant from Northern Crown Mines Ltd. to Canadian Empire Exploration Corp.  Stock-based compensation is a non-cash item, resulting from the application of the Black-Scholes Option Pricing Model using assumptions in respect of expected dividend yield average risk-free interest rates, expected life of the options and expected volatility.  The $145,509 (2003: $nil) represents the fair value of the vested portion of options for the year.   During 2003, the Company earned interest income of $9,144 as compared with $4,650 for the year 2002, due to the higher cash balances available during the year.

Shareholder communications in fiscal 2003 decreased to $44,201 as compares with $136,145 for fiscal 2002, as a result of the realignment of projects and the return of properties to the vendors. Interest expenses for fiscal 2003 were $412 as compared with $nil in fiscal 2002.  Fiscal 2003 saw an advance of $30,000 made to the Company by a related party owned by Directors of the Company.  Interest of $412 was paid in connection with the advance and the principal was repaid in the 2004.

During fiscal 2003, the Company wrote off exploration expenditures of $1,475,505 and property acquisition expenditures of $113,814  previously capitalized as resource assets relating to the relinquished properties, as compared with $349,104 and $nil respectively for fiscal 2002 relating primarily to the disposition of the Meridian Property.

RESULTS OF OPERATIONS OF FISCAL 2002 VS FISCAL 2001

For the fiscal year ended December 31, 2002, the Company had total assets of $1,807,957 as compared with $265,271 for the fiscal year ended December 31, 2001.  Resource assets at December 31, 2002 were $1,008,652 as compared with $nil at December 31, 2001.  The increase in resource assets at December 31, 2002 results from agreements entered into to earn interests in the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties.  The reduction in resource assets at December 31, 2001 results from the relinquishing of the Guadalupe Property to the vendors.

During fiscal 2002, the Company wrote off exploration expenditures of $394,751 and property acquisition expenditures of $nil previously capitalized as resource assets relating primarily to the Meridian Property, as compared with $63,245 and $5,091 respectively for fiscal 2001, relating primarily to the disposition of the Guadalupe Property.

Exploration and mineral property expenditures in fiscal 2002 were of $1,403,403, as compared with $68,336 for fiscal 2001 as a result of funds expended funds for review of properties under consideration. Due to the increased activity, administrative expenditures increased in fiscal 2002 ($432,836) as compared with fiscal 2001 ($323,350).

Shareholder communications in fiscal 2002 increased to $136,145 as compared with $455 for fiscal 2001, due to increased communication with shareholders relating to the exploration programs and the attendant costs. Interest expenses decreased to $nil in fiscal 2002 as compared with $4,013 in fiscal 2001 due to the repayment of advances made to the Company by John S. Brock Limited during 2001. Office operations and facilities reduced from $113,309 in 2001 to $67,350 in 2002 due to the proration of costs between companies managed within the facilites housing the Company.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with December 31, 2004.

                                            SUMMARY QUARTERLY INFORMATION

Quarter Ended:	December 31, 2004 ($)	September 30, 2004 ($)	June 30, 2004 ($)	March 31, 2004 ($)	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)
Current Assets	495,925	727,480	859,960	1,083,883	1,076,320	887,916	529,683	614,108
Resource Assets	944,932	164,635	92,608	6,159	0	1,213,560	1,109,522	1,045,546
Current Liabilities	252,243	157,386	137,100	174,122	239,196	255,491	177,563	121,612
Shareholders’ Equity Capital Stock Allotted but not Issued Special Warrants Contributed Surplus Stock Options and Warrants Deficit	21,403,422 525,000 0 64,784 283,241 (21,076,533)	21,384,423 0 0 64,784 276,802 (20,970,514)	21,381,165 0 0 64,784 175,262 (20,784,978)	21,381,165 0 0 64,784 175,262 (20,695,690)	21,257,464 0 0 64,784 145,509 (20,621,033)	20,436,413 0 0 64,784 0 (19,116,912)	20,076,182 0 0 64,784 0 (18,679,325)	20,076,182 0 0 64,784 0 (18,602,924)
Loss for the period	(106,020)	(185,535)	(89,288)	(74,657)	(1,504,121)	(437,587)	(76,401)	(78,570)
Working Capital (Deficit)	243,682(1)	(135,668)	(65,188)	5,614	837,124(1)	632,425	352,120	492,496
Basic and diluted loss per share	(0.005)	(0.012)	(0.003)	(0.003)	(0.084)	(0.028)	(0.005)	(0.005)

(1)

At December 31, 2004 the Company had cash and cash equivalent of $451,514 (2003: $1,067,042) of which $342,964 (2003: $927,891) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $99,282 (2003: $90,767).

Variations in annual and quarterly loss and loss per shares are affected by the administration costs and by the write down or write offs of mineral property carrying costs.  In accordance with its policies, management reviews the carrying value of the deferred mineral property acquisiton and exploration expenditures to assess whether there has been any impairment in value.  In the event that mineral deposits are determined to be insufficient to recover the carrying value of any property, the carrying value is written down or written off, as appropriate.

No dividends have been paid by the Company, and the Company has no present intention of paying dividends on its Common Shares as it anticipates that all available funds will be invested to finance the growth of its business.

B)

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

FISCAL 2004 VS FISCAL 2003

As a result of the financings completed during 2004, at December 31, 2004, the Company had cash and cash equivalents of $451,514 (2003: $1,067,042), of which $342,964 (2003: $927,891) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $99,282 (2003: $90,767). Accounts receivable at December 31, 2004 of $44,411 (2003: $9,278) were comprised of Goods and Services Tax credits.  Accounts payable at December 31, 2004 of $252,243 (2003: $239,196) were comprised of an accrual for audit services for the year 2004 of approximately $30,000 (2003: $24,000), a penalty in respect of the renunciation of flow-through funds of approximately $30,000 (2003: $14,000), an amount owing for legal services of approximately $15,000 (2003: $18,000) and an amount owing for taxes on the disposition of the Guadaupe property of approximately $96,000 (2003: $96,000), payment due for the acquisition of the Silver Hope Property ($30,000) and amounts owing to Badger & Co. Management Corp. ("Badger & Co.") for cost of administrative and exploration services provided (see "Related Party Transactions") in the amount of $50,612 (2003: $46,394).  In addition, at December 31, 2003, the Company owed $30,000 to John S. Brock Limited, a company owned by the CEO and President of the Company, and the Vice-President, Exploration of the Company, for an advance made to the Company during the year.  The advance was repaid in 2004.

During 2004, the Company issued 415,250 common shares in connection with the exercise of 420,500 warrants for total proceeds of $123,700, of which 3,500 common shares were issued in relation to flow-through warrants for proceeds of $525.  The Company received, in connection with a private placement, gross proceeds of $525,000, of which $350,000 were flow-through funds. The shares were issued in 2005.  During 2003, the Company issued 11,750,000 common shares in connection with private placements for total gross proceeds of $1,266,000 (8,744,000 common shares issued for flow-through funds of $924,400), issued 820,000 common shares on the exercise of special warrants  for gross proceeds of $246,000, issued 63,000 shares for share issue costs valued at $6,300 and paid $96,156 for share issue costs.

At December 31, 2004, the Company had outstanding 820,000 warrants allowing for the purchase of up to 820,000 common shares at $0.15 per share until December 22, 2005, and stock options allowing  for the purchase of up to 1,365,000 common shares at $0.15 per share until January 3, 2008, 100,000 common shares at $0.15 per share until August 21, 2008, and 2,458,000 common shares at $0.10 per share until September 17, 2009.  At December 31, 2003, the Company had stock options outstanding allowing for the purchase of up to 1,580,000 common shares at $0.15 per share until January 3, 2008 and 100,000 common shares at $0.15 per share until August 21, 2008.  At December 31, 2003, the Company had warrants outstanding as follows:

Number of warrants	Number of common shares issuable on the exercise of warrants	Exercise price ($)	Expiry date
1,500,000 (1)	1,500,000	0.15	May 22/04
4,050,000 (2)	2,025,000	0.15	June 18/04
1,080,000 (1)	1,080,000	0.35	June 18/04
820,000 (3)	820,000	0.30	June 30/04
973,000 (4)	486,500	0.10	Sept 15/04
200,000 (1)	200,000	0.20	Sept 20/04
1,624,000 (1)	1,624,000	0.14	Oct 12/04
100,000 (1)	100,000	0.20	Oct 22/04
820,000	820,000	0.15	Dec 22/05
11,167,000	8,655,500

                                                                (1)

                                                                        Expired unexercised

                                                                (2)

                                                                        3,500 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

                                                                (3)

                                                                        410,000 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

                                                                (4)

                                                                        1,750 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

The company has no contractual obligations at December 31, 2004.  All property option payments are made at the election of the Company.

FISCAL 2003 VS FISCAL 2002

As a result of the financings completed during 2003, at December 31, 2003, the Company had cash and cash equivalents of $1,067,042 (2002: $729,735), of which $927,891 (2002: $nil) was restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767 (2002: $613,098).  Accounts receivable at December 31, 2003 of $9,275 (2002: $69,570) were comprised of Goods and Services Tax credits.  Accounts payable at December 31, 2003 of $239,196 (2002: $186,207) were comprised of an accrual for audit services for the year 2004 of approximately $24,000 (2002: $16,000), a penalty in respect of the renunciation of flow-through funds of approximately $14,000 (2002: $nil), an amount owing for legal services of approximately $18,000 (2002: $27,000) and an amount owing for taxes on the disposition of the Guadalupe property of approximately $96,000 (2002: $96,000), payment due for the acquisition of mineral property $nil (2002: $2,000) and amounts owing to Badger & Co. for cost of administrative and exploration services provided (see "Related Party Transactions") in the amount of $46,394 (2002: $30,566).  In addition, at December 31, 2003, the Company owed $30,000 to John S. Brock Limited, a company owned by the CEO and President of the Company, and the Vice-President, Exploration of the Company, for an advance made to the Company during the year.  The advance was repaid in 2004.

During 2003, the Company issued 820,000 special warrants for funds in the amount of $246,000 received in 2002.  The special warrants were converted during 2003 and the Registrant issued 820,000 units, with each unit comprised of one Common Share in the capital of the Registrant and one Common Share purchase warrants entitling the holder to acquire one Common Share in the capital of the Registrant at $0.30 per Common Share until June 30, 2004.

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

During 2003, 2,985,903 warrants allowing for the purchase of 1,635,903 Common Shares expired unexercised.

During 2002, the Company issued 9,841,666 common shares for gross proceeds of $ 2,198,000, issued 200,000 shares for share issue costs valued at $60,000 and paid $422,765 for share issue costs.  The Company also issued 390,000 common shares on the exercise of warrants for proceeds of $117,000.

At December 31, 2003, the Company had stock options outstanding allowing for the purchase of up to 1,580,000 common shares at $0.15 per share until January 3, 2008 and 100,000 common shares at $0.15 per share until August 21, 2008.  At December 31, 2003, the Company had warrants outstanding as follows:

Number of warrants	Number of common shares issuable on the exercise of warrants	Exercise price ($)	Expiry date
1,500,000 (1)	1,500,000	0.15	May 22/04
4,050,000 (2)	2,025,000	0.15	June 18/04
1,080,000 (1)	1,080,000	0.35	June 18/04
820,000 (3)	820,000	0.30	June 30/04
973,000 (4)	486,500	0.10	Sept 15/04
200,000 (1)	200,000	0.20	Sept 20/04
1,624,000 (1)	1,624,000	0.14	Oct 12/04
100,000 (1)	100,000	0.20	Oct 22/04
820,000	820,000	0.15	Dec 22/05
11,167,000	8,655,500

                                    (1)

                                        Expired unexercised

                                    (2)

                                        3,500 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

                                    (3)

                                        410,000 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

                                    (4)

                                        1,750 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

At December 31, 2002, the Company had outstading stock options allowing for the purchase of up to 200,000 common shares at $0.36 per share until May 22 2007, which options expired unexercised.  The Company also had warrants outstanding as follows:

Number of warrants	Number of common shares issuable on the exercise of warrants	Exercise price ($)	Expiry date
1,500,000	1,500,000	0.15	May 22/03
7,830,000	4,455,000	0.35	June 18/03
7,570	7,570	0.90	Dec 20/03
258,333	258,333	0.12	Dec 20/03
20,000	20,000	0.12	Dec 30/03
200,000	200,000	0.20	Sept 20/04
100,000	100,000	0.20	Oct 22/04
9,915,903 (1)	6,540,903

                        (1)     All of the warrants expired unexercised

CAPITAL RESOURCES

The Company's continuing operations are dependent on its ability to secure additional financing.  There can be no assurance that the Company will be successful in this regard.  The exploration and subsequent development of the Company's properties therefore depends on the Company's ability to obtain additional required financing.  The Company has limited financial resources and there is no assurance that additional financing will be available to allow the Company to fulfill its obligations on its existing exploration properties.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in the properties.  The Company may in the future be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreement jeopardized.  Furthermore, the Company may be unable to finance the cost required to complete recommended programs.  The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by option, joint ventures or sales) in order to finance further acquisitions, undertake exploration and development of other mineral properties and meet general and administrative expenses in the immediate and long term.  There can be no assurance that the Company will be successful in raising the required financing.

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

OUTSTANDING SHARE DATA AS AT MAY 13, 2005

Authorized - 250,000,000 no par value common shares

Issued - 36,314,366

Warrants outstanding:

820,000 warrants allowing for the purchase of up to 820,000 common shares at $0.15 per share until December 22, 2005

Stock Options outstanding:

Number of shares outstanding	Number of shares exercisable	Exercise Price ($)	Expiry Date
100,000	100,000	0.15	Aug 21/08
1,365,000	1,365,000	0.15	Jan 3/08

2,458,000	1,229,000	0.10	Sept 17/09
3,923,000	2,694,000

Escrowed or pooled shares: nil shares.

Property option payments:

In order to keep its current properties in good standing, the Company is required to make the following option payments:

Property	Date	Cash	Shares	Warrants
Silver Hope	December 31/05	60,000	200,000	0
	December 31/06	60,000	200,000	0
	December 31/07	60,000	200,000	0
	December 31/08	60,000	200,000	0

McBride	December 31/05	20,000	50,000	50,000
	December 31/06	30,000	50,000	50,000
	December 31/07	40,000	50,000	50,000
	December 31/08	50,000	50,000	50,000

All option payments are made at the election of the Company.

C)

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company is not involved in any research, development, patenting or licensing activities.

D)

TREND INFORMATION

The Company is in the business of mineral exploration.  The Company is affected by operating trends and uncertainties which are dependent on the extraction of minerals.

E)

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

F)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has no contractual obligations other than those included under Liquidity or Capital Resources.

G)

OTHER INFORMATION

The Company's web address is www.canadianempire.com.  Other information relating to the Company may be found on the SEDAR website (www. SEDAR.com).

H)

OUTLOOK

The Company looks forward to an active mineral exploration season in British Columbia, where further drilling is proposed at the silver-copper Silver Hope Property, and exploration leading to drill target definition is planned at the McBride Project, where potential exists for discovery of copper-nickel-zinc deposits within a 500 square kilometre area recently staked by the Company.

During the past year the mineral exploration climate in British Columbia has vastly improved over past years with a combination of improved metals prices and the provincial government providing tax-driven incentives to qualifying exploration companies such as Canadian Empire.  Forecasts for base and precious metals exploration activity in British Columbia approximate a six-fold increase over that seen two or three years ago.

I)

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

ITEM VI

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A)

DIRECTORS AND SENIOR MANAGEMENT

John S. Brock (age 63) has been President and a Director of the Registrant since March 8, 1990.  Mr. Brock is a Geologist and the President and controlling shareholder of John S. Brock Ltd. (“JSB”) from 1966 to present.  Mr. Brock was employed by JSB from 1990 to March 31, 2001, and by Badger & Co. Management Corp. (“Badger & Co.”) from April 1, 2001 to present.  Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively.  Mr. Brock was a governor of the Vancouver Stock Exchange from June 1990 to June 1995 and a director of the CDNX Venture Exchange from November 1999 to July 2001. Mr. Brock currently serves on the Boards of Directors of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd., Bravo Venture Group Inc. and Canadian Resources House Limited.

R.E. Gordon Davis, P. Eng. (age 67), has been a Director of the Registrant since June 8, 1994.  Mr. Davis is a Professional Geological Engineer and Businessman.  Mr. Davis serves on the Boards of Directors of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd., Canadian Resources House Limited, and Silver Standard Resources Inc. President and Director of Canplats Resources Corporation.

Lawrence Page, LL. B., Q.C. (age 66) has been a Director of the Registrant since October 31, 1989.  Mr. Page is a Barrister and Solicitor who practised with the Vancouver, British Columbia law firm of Worrall Scott and Page from 1981 to April 30, 1995.  Since 1995, Mr. Page has practised with Lawrence Page, Q.C. Law Corporation.  Mr. Page is the President and serves on the Boards of Directors of Bravo Venture Group Inc.., Newcoast Silver Mines Ltd., is a Director and the Secretary of Western Silver Corporation., is the Chairman and a Director of Rio Fortuna Exploration Corp.,  Quaterra Resources Inc. and Avalon Venture Corporation.

Wayne J. Roberts, P. Geo. (age 59),  has been a Director of the Registrant since March 8, 1990 and its Vice-President, Exploration since June 14, 1995.  Mr. Roberts is a minority shareholder (30%) of JSB, was employed by JSB from 1990 to March 31, 2001, and by Badger & Co. from April 1, 2001 to present.  Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively.  Mr. Roberts is a Registered Professional Geoscientist in the Province of British Columbia.  Mr. Roberts serves on the Board of Directors of the Registrant, Western Prospector Group Ltd. and Canadian Resources House Limited, and is Vice-President, Exploration of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd. and  Canadian Resources House Limited.

Jeannine P.M. Webb, CGA (age 45), has been the Chief Financial Officer of the Registrant since October 31, 1995, the Corporate Secretary of the Registrant since October 16, 1997, and an employee of JSB from 1991 to March 31, 2001.  Ms. Webb  has been employed by Badger & Co. from April 1, 2001 to present.  Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively.  Ms. Webb is the Chief Financial Officer and Corporate Secretary of the Registrant, Pacific Ridge Exploration Ltd., Canadian Resources House Limited, and Western Prospector Group Ltd.

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

The following table sets forth details of the compensation paid during the Registrant's fiscal year ended December 31, 2004 to directors and senior management:

Directors/Executive Officers	Salary/Bonus	Stock Option Exercise Net Market Value(a)	Other Compensation	Total Compensation
John Brock	$0	$0	$31,122(b)	$31,122
Wayne J. Roberts	$0	$0	$56,438 (c)	$56,438
Jeannine P. M. Webb	$0	$0	$23,087 (d)	$23,087
Other Directors/ Senior Management	$0	$0	$0	$0

(a)

Stock Option Exercise Net Market Value represents the aggregate difference between the exercise price of stock options exercised during fiscal 2003 and the market value of the common stock on the date of exercise.

(b)

The $31,122 in other compensation represents payments to John S. Brock made by Badger & Co. for services provided by John S. Brock to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and Badger & Co..  In addition, Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement.  The $31,122 includes a 10% mark-up retained by Badger & Co..

(c)

The $56,438 in other compensation represents payments to Wayne J. Roberts made by Badger & Co. for services provided by Wayne J. Roberts to the Company under an Administrative Agreement  and an Exploration Services Agreement between the Company and Badger & Co..  In addition, Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement.  The $56,438 includes a 10% mark-up retained by Badger & Co..

(d)

The $23,087 in other compensation represents payments to Jeannine P. M. Webb made by Badger & Co. for services provided by Jeannine P. M. Webb to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and Badger & Co..  In addition, Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement.  The $23,087 includes a 10% mark-up retained by Badger & Co..

Under the Administrative Agreement, the Company is charged for the cost of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co. on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up.  For the year ended December 31, 2004, the Company was charged as follows:

	Cost ($)	Mark-up ($)
Corporate and administrative wages (1)	71,931	7,193
Office facilities and operations	35,150	4,622
Total in respect of the Administrative Agreement	107,081	11,815

(1)

Includes $31,122 for services provided by John S. Brock as President and Chief Executive Officer (CEO) of the Company and $23,087 for services provided by Jeannine P.M. Webb, Chief Financial Officer and Corporate Secretary, of the Company, respectively.

Under the Exploration Agreement, the Company is charged for the cost of exploration and field wages of Badger & Co.

employees incurred by Badger & Co. on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs incurred by the Company.  For the year ended December 31, 2004, the Company was charged as follows:

	Cost ($)	Mark-up ($)
Exploration and field wages (1)	70,139	4,918
Exploration Project Management Fees	None	71,739
Total in respect of the Exploration Agreement	70,193	76,657

(1)

Includes $56,438 for services provided by Wayne J. Roberts as Vice-President, Exploration of the Company.

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

C)

BOARD PRACTICES

The Board of Directors of the Registrant is divided into three classes, designated as Class I, Class II, and Class III, to provide for a rotation of the terms of office for the directors on the Board of Directors.  Directors are, except for those directors initially classified as Class I or II directors, appointed for three-year terms and placed in Class I, II or III as determined by the Board of Directors.  The expiry of the term of a director is determined by the Class in which he is placed at the time of his election or appointment, with the term of all directors in one Class expiring at the end of the appropriate annual general meeting.  Accordingly, at each annual general meeting, directors to replace those directors whose terms have expired are to be elected to hold office until the third succeeding  annual general meeting, unless they resign sooner or cease to be directors in accordance with the Registrant’s Articles.  Any director whose term expires will be eligible for re-election. The Company's last annual general meeting was held on May 31, 2005 and the next meeting will be held within 13 months of that date as specified in the Registrant's Articles.  The Registrant's executive officers are appointed by and serve at the pleasure of the Board of Directors.  Currently, the directors are classified as follows, and have their terms of office expire accordingly.

The following sets out the name of each Director and the expiry of their term:

Director	Class	Date Began Serving as a Director	Expiry Date
John S. Brock	III	1990	Annual General Meeting in the year 2007
Wayne J. Roberts	III	1990	Annual General Meeting in the year 2007
R. E. Gordon Davis	II	1994	Annual General Meeting in the year 2006
Lawrence Page	I	1989	Annual General Meeting in the year 2008

The following sets out the name of the senior management (executive officers) and the term of their position:

Officers	Officership	Since	Expiry Date
John S. Brock	President Chief Executive Officer	1990 1990	At the discretion of the Board of Directors
Wayne J. Roberts	Vice-President, Exploration	1990	At the discretion of the Board of Directors

Jeannine P. M. Webb	Chief Financial Officer Corporate Secretary	1995 1997	At the discretion of the Board of Directors

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

Audit Committee

The majority of the Company’s Audit Committee is composed of unrelated Directors.  The Audit Committee members of the Company at May 13, 2005  are Lawrence Page, R. E. Gordon Davis and John S. Brock.  The committee is responsible for reviewing the Company’s financial reporting procedures, internal controls, and the performance of the Company’s external auditors.  The committee is also responsible fore reviewing the annual financial statements prior to their approval by the Board of Directors.

Compensation Committee

The Company does not have a Compensation Committee.

D)

EMPLOYEES

The Company has no employees.  Services for the year 2004 were provided by 3 management personnel located in Vancouver, British Columbia, Canada.

E)

SHARE OWNERSHIP

At May 13, 2005, directors and senior management of the Company beneficially owned directly or indirectly or exercised control or discretion over Common Shares of the Registrant as follows:

Name	Position	Shares	% of Shares Outstanding
John S. Brock	President, Chief Executive Officer and Director	1,116,416(1)	3.07%
Wayne J. Roberts	Vice-President, Exploration and Director	272,860	0.75%
Lawrence Page	Director	199,000	0.55%
R.E. Gordon Davis	Director	450,000	1.24%
Jeannine P.M. Webb	Chief Financial Officer and Corporate Secretary	1,000	0.00%

(1)

The 1,116,416 Common Shares include 810,806 Common Shares held by John S. Brock Limited, a British Columbia company owned by John S. Brock as to 70% and Wayne J. Roberts as to 30%.

Options to Purchase Securities from the Registrant

Stock Options

At December 31, 2004, stock options to purchase up to 3,923,000 Common Shares from the Registrant had been granted to directors, officers, members of senior management of the Company or of Badger & Co. on the terms and conditions acceptable to the regulatory authorities in Canada.

The Registrant also has a stock option plan, as amended  (the “Plan”) that was approved by the Registrant’s shareholders , and is administered by the Registrant’s board of directors.  Under the terms of the Plan, at December 31, 2004, the aggregate number of Common Shares issuable under the Plan is 5,777,867 Common shares, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding Common shares.  No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee and only by such optionee.  The exercise price of the stock options shall be the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted.  The term of each stock option shall not exceed 5 years from the date of grant.  Under the policies of the TSX, upon the Registrant’s adoption of the Plan, stock options may thereafter only be granted under the Plan.

The names and titles of the directors, officers and senior management of the Registrant to whom outstanding stock options have been granted and the number of Common Shares subject to such stock options are set forth below as at December 31, 2004 and May 13, 2005  The exercise price of the stock options is stated in Canadian dollars.

Optionee	Number	Exercise Price ($)	Date of Grant	Expiry Date
John S. Brock	560,000	0.15	Jan. 3/03	Jan. 3/08
	1,000,000	0.10	Sept 17/04	Sept 17/09
Lawrence Page	75,000	0.15	Jan. 3/03	Jan. 3/08
	124,000	0.10	Sept 17/04	Sept 17/09
R. E. Gordon Davis	75,000	0.15	Jan. 3/03	Jan. 3/08
	124,000	0.10	Sept 17/04	Sept 17/09
Wayne J. Roberts	430,000	0.15	Jan. 3/03	Jan. 3/08
	600,000	0.10	Sept 17/04	Sept 17/09
Jeannine P. M. Webb	200,000	0.15	Jan. 3/03	Jan. 3/08
	300,000	0.10	Sept 17/04	Sept 17/09
	3,488,000

Share Purchase Warrants

At December 31, 2004 and May 13, 2005, warrants allowing for the purchase of up 820,000 Common shares were outstanding as follows:

	Exercise Price ($)	Number of Warrants	Number of Shares	Expiry Date
Private Placement	0.15	820,000	820,000	Dec 22/05

ITEM VII

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A)

MAJOR SHAREHOLDERS

The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

At May 13, 2005, there were no persons or company who beneficially owned directly or indirectly or exercised control or discretion over Common Shares carrying more than 5% of the voting rights attached to all outstanding Common Shares of the Company.

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

During 2004, the Company was charged, by Badger & Co., $64,686 (2003: $91,675; 2002: $65,767) for cost of operations and administration, $110,647 (2003: $154,082; 2002: $141,700) for professional services and $90,414 (2003: $140,729; 2002: $53,207) for exploration salaries and wages and project management fees.  These transactions are in the normal course of operations and are consistent with industry standards.

ITEM VIII

FINANCIAL INFORMATION

A)

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal years ended December 31, 2004, 2003 and 2002 which contain an Auditors’ Report dated April 1, 2005, Consolidated Balance Sheets as at December 31, 2004 and 2003, Consolidated Statements of Loss and Deficit, Consolidated Statements of Deferred Exploration and Mineral Property Expenditures, and Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002, and Notes to Consolidated Financial Statements.

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

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Impairment of Long-Lived Assets

The Accounting Standards Board of the CICA has issued CICA 3063, “Impairment of Long-Lived Assets”, which will be effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company adopted the new standard on January 1, 2004. The implementation of this new standard did not have a material impact on its financial position or results of operations.   Management of the Company reviews the net carrying value of resource assets when event or changes in circumstances indicate that the carrying amount may not be recoverable.

Variable Interest Entities

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company adopted the guideline on January 1, 2005. The adoption of this guideline will not have any impact on the company’s consolidated financial statements.

AUDIT COMMITTEE

The Company’s Audit Committee is composed of a majority of non-executive Directors.  The Audit Committee members of the Company at April 15, 2005 are Lawrence Page, R. E. Gordon Davis and John S. Brock.  The committee is responsible for reviewing the Company’s financial reporting procedures, internal controls, and the performance of the Company’s external auditors.  The committee is also responsible for reviewing the Company's annual financial statements prior to their approval by the Board of Directors.

COMPENSATION COMMITTEE

The Company does not have a Compensation Committee

CRITICAL ACCOUNTING ESTIMATES

The detailed accounting policies are listed in Note 2 to the Financial Statements for the year ended December 31, 2004.  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, stock-based compensation and disclosure of contingent liabilities at the date of the financial statements and the reported amount of income and expenses during the year.  Actual results could differ from those estimates.  Management uses its best estimates for recording mineral property carrying values based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

FINANCIAL INSTRUMENTS

The Company only invests its cash in bank term deposits and/or instruments that are deemed to be very low risk.

B)

SIGNIFICANT CHANGES

There have been no significant changes from January 1 to May 13, 2005.

ITEM IX

THE OFFER AND LISTING

A)

PRICE RANGE AND VOLUME OF SHARES OF COMMON STOCK

The following table sets forth the price ranges of the Registrant’s shares on the Vancouver Stock Exchange, the Toronto Stock Exchange , the Canadian Venture Exchange and the TSX-Venture Exchange for each of the most current five years, each of the quarters for the most current two years and each of the most current six months, after taking into effect the consolidation of the Registrant’s capital on a ten (10) old shares for one (1) new share basis on December 5, 2001:

For each of the most current five years:

Year	High	Low
2004	$0.15	$0.055
2003	$0.17	$0.08
2002	$0.40	$0.09
2001	$0.40	$0.10
2000	$1.10	$0.40

For each of the quarters for the most current two years:

Quarter	High	Low
October to December, 2004	$0.105	$0.055
July to September, 2004	$0.10	$0.055
April to June, 2004	$0.09	$0.055
January to March, 2004	$0.15	$0.08
October to December, 2003	$0.15	$0.09
July to September, 2003	$0.17	$0.08
April to June, 2003	$0.12	$0.08
January to March, 2003	$0.17	$0.10

For each of most current six months:

Month	High	Low
April, 2005	$0.08	$0.06
March, 2005	$0.095	$0.07
February, 2005	$0.10	$0.06
January, 2005	$0.09	$0.07
December, 2004	$0.09	$0.055
November, 2004	$0.09	$0.06

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

B)

NOTICE OF ARTICLES (formerly "MEMORANDUM") AND ARTICLES

The information called for by this item is contained in Exhibits filed herewith.  In particular:

1.

The Company’s Notice of Articles (formerly, "Memorandum") is on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. 0322353.  Under the provisions of the Business Corporations Act (BC), the Company has the capacity and the rights, powers and privileges of an individual of full capacity.   There are no further restrictions in the Company’s Notice of Articles or Articles, on the business that the Company can carry on nor on the powers the Company can exercise.

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

3.

The Company’s common shares rank equally as to dividend rights, voting rights (even though the Company’s directors stand for re-election at staggered intervals), rights to share in the Company’s profits and liquidation rights.  The Company’s common shares are not, under the Company’s Notice of Articles and Articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

4.

In accordance with the Business Corporations Act (BC) and Article 6.2 of the Company’s Articles, an ordinary resolution is required to change the rights of holders of the Company’s common shares.  An ordinary resolution is a resolution:

a)

passed at a general meeting by a simple majority of the votes cast by shareholders voting shares that carry the right to vote at general meetings, or

b)

passed, after being submitted to all of the shareholders holding shares that carry the right to vote at general meetings, by being consented to in writing by shareholders holding shares that carry the right to vote at general meetings who, in the aggregate, hold shares carrying at least 2/3 of the votes entitled to be cast on the resolution.

5.

Part 9 of the Company’s Articles together with applicable corporate and securities laws contain the conditions governing the manner in which annual and extraordinary general meetings of shareholders are called including Notice of Meeting/Proxy Solicitation requirements.  Part 10 of the Company’s Articles deals with proceedings at such meetings including quorum requirements.

6.

To the Company’s knowledge, there are no limitations on the rights to own securities.

7.

There are no provisions of the Company’s Notice of Articles or Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

8.

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9.

There are no conditions imposed by the Notice of Articles and Articles of the Company governing changes in the capital of the Company that are more stringent than is required by law.

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

ITEM XV

CONTROLS AND PROCEDURES

Evaluation and disclosure controls and procedures

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being December 31, 2004.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company’s consolidated subsidiaries) required to be included in the Company’s periodic SEC filings.

Changes in internal controls

There were no significant changes made in the Company’s internal controls or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM XVI

AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee Financial Expert

The Registrant has an Audit Committee established by the Board of Directors. The members of the Audit Committee are C. Lawrence Page, QC., R.E. Gordon Davis, P. Eng., and John S. Brock. The Board does not currently have an “audit committee financial expert”, as that term is defined in Form 20-F.

Code of Ethics

The Registrant does not have a formal Code of Ethics.  The Registrant operates in compliance with regulations as applied by the TSX, the British Columbia Securities Commission, the Alberta Securities Commission, the Manitoba Securities Commission, the Ontario Securities Commission and the Securities and Exchange Commission.

Principal Accountant Fees and Services

For the years ended December 31, 2004 and 2003, the Registrant was invoiced by PWC, the Company's independent auditors, for fees as set for below:

	Audit Fees	Audit Related Fees	Tax Fees (1)	Read and Comment Fees (2)	All Other Fees (3)
2004	$24,000	N/A	N/A	$500	$3,000
2003	$24,000	N/A	$7,250	N/A	N/A

                    (1)

                                                Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CRA.

                    (2)

                                                Fees in respect of read and comment procedures for the interim financial statements.

                    (3)

                                                Fees in respect of Sarbanes-Oxley Act, Section 404.

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

EXHIBITS

Financial Statements

(i)

Management’s Responsibility to Financial Reporting

(ii)

Auditors’ Report dated April 11, 2005

(iii)

Consolidated Balance Sheets as at December 31, 2004 and 2003

(iv)

Consolidated Statements of Loss and Deficit for the years ended December 31, 2004, 2003 and 2002

(v)

Consolidated Statements of Deferred Exploration and Mineral Property Expenditures for the years ended December 31, 2004, 2003 and 2002

(vi)

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

(vii)

Notes to the Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

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

3.13	*	Exploration Services and Program Management Agreement between the Registrant and John S. Brock Limited dated January 1, 1997.
3.14	*	Administrative Services Agreement with John S. Brock Limited dated January 1, 1997.
3.15	*	Corporate Development Services letter Agreement with Rescom Consultants Ltd. dated April 1, 1997
3.16	*	Stock Option Plan effective May 7, 1997.
3.17	*	Minera Tatemas incorporation document (in Spanish) dated February 13, 1997.
3.18	*	Northern Crown Mines Ltd. Shareholders Rights Plan dated March 20, 1998.
3.19	*	Minera Reina Isabel incorporation document (in Spanish) dated December 15, 1999.
3.20	*	Supplementary agreement (in Spanish) with respect to the sale of the shares of Minera Sierra Pacifico, dated December 3, 1999.
3.21	*	Option agreement (in Spanish) with respect to the sale of the shares of Minera Sierra Pacifico, dated November 10, 1999.
3.22	*	Sale of shares of Minera Sierra Pacifico agreement (in Spanish), dated November 10, 1999.
3.23	*	Exploration and option agreement between Minera Reina Isabel and Meridian, dated December 29, 2000.
3.24	*	Exploration and option purchase agreement between Minera Tatemas and Meridian, dated December 29, 2000.
3.25	*	Form of Stock Option agreement with respect to Common Shares without par value
3.26	*	Funding and participation agreement with Teck Cominco dated December 4, 2001
3.27	*	Amendment to the Funding and participation agreement with Teck Cominco dated February 20, 2002
3.28	*	Amendment to the Funding and participation agreement with Teck Cominco dated April 30, 2002
3.29	*	Amendment to the Funding and participation agreement with Teck Cominco September 15, 2002

3.30	*	Yukon Olympic property Assignment and assumption agreement between Western Prospector Group Ltd., Canadian Empire Exploration Corp. and Copper Ridge Exploration Inc. dated September 20, 2002
3.31	*	VMS property Assignment and assumption agreement between Western Prospector Group Ltd., Canadian Empire Exploration Corp. and Fayz Yacoub dated October 22, 2002
3.32	*	Big Bulk property agreement dated August 15, 2002
3.33	*	Amos Property Option Agreement with Wheaton River Minerals Ltd. dated June 5, 2002
3.34	*	Hemlo West and Amos properties agreement with Teck Cominco dated March 5, 2002
3.35	*	Certificate of Name Change to change corporate name to Canadian Empire Exploration Corp. ("Registrant"), dated August 14, 2002
3.36	*	Atikokan West Property Option Agreement with Teck Cominco dated January 19, 2004
3.37		Barrington Propety agreement with Dan Ethier dated June 16, 2004
3.38		Grubstake and McBride Property agreement with Mark Kilby dated July 1, 2004
3.39		Silver Hope Property agreement with Sci-Tek Resources Ltd. dated October 4, 2004
3.40		Notice of Articles issued October 27, 2004
3.41		Articles of Canadian Empire Exploration Corp. as filed on October 27, 2004

*Previously filed

INDEX TO FINANCIAL STATEMENTS

Management’s Responsibility to Financial Reporting dated April 1, 2005
Auditors’ Report dated April 1, 2005
Consolidated Balance Sheets as at December 31, 2004 and 2003
Consolidated Statements of Loss and Deficit for the years ended December 31, 2004, 2003 and 2002
Consolidated Statements of Deferred Exploration and Mineral Property Expenditures for the years ended December 31, 2004, 2003 and 2002
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002
Notes to the Consolidated Financial Statements for the years December 31, 2004, 2003 and 2002

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

DATED:  May 13, 2005

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

(c)

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

May 13, 2005

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

(c)

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
May 13, 2005

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
§906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Canadian Empire Exploration Corp. ("Company") for the year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John S. Brock, as Chief Executive Officer and Jeannine P. M. Webb as Chief Financial Officer of the Company, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, hereby certify, to the best of their respective knowledge, that:

(1) The Report fully complies with the requirements of § 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

 “John S. Brock”

John S. Brock,
Chief Executive Officer

May 13, 2005

“Jeannine P. M. Webb”

Jeannine P. M. Webb,

Chief Financial Officer
May 13, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

                    Canadian Empire Exploration Corp.

                        (an exploration stage company)

                        Consolidated Financial Statements

                        December 31, 2004, 2003 and 2002

                        (expressed in Canadian dollars)

April 1, 2005

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain summary prepared by management reconciling significant differences between Canadian and U.S. GAAP as they affect these financial statements. The financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Accounting Oversight Board (United States), and their report follows.

(signed) Jeannine P.M. Webb

(signed) John S. Brock

Jeannine P.M. Webb

John S. Brock

Chief Financial Officer

President

Independent Auditors' Report

To the Shareholders of

Canadian Empire Exploration Corp.

We have audited the consolidated balance sheets of Canadian Empire Exploration Corp. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit, deferred exploration and mineral property expenditures and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended
December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

April 1, 2005

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 1, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

April 1, 2005

Canadian Empire Exploration Corp.

 (an exploration stage company)

Consolidated Balance Sheets

As at December 31, 2004 and 2003

(expressed in Canadian dollars)

	2004 $	2003 $

Assets

Current assets
Cash and cash equivalents (note 1)	451,514	1,067,042
Accounts receivable	44,411	9,278

	495,925	1,076,320

Reclamation deposits (note 3)	11,300	9,600

Resource assets (note 4)	944,932	-

	1,452,157	1,085,920

Liabilities

Current liabilities
Accounts payable and accrued liabilities	201,631	192,802
Due to management company (note 6)	50,612	46,394

	252,243	239,196

Shareholders' Equity

Capital stock (note 5)
Authorized
250,000,000 common shares without par value

Issued
29,144,336 common shares (2003 - 28,474,086)	21,403,422	21,257,464

Allotted but not issued (note 5)	525,000	-

Stock options and warrants (notes 5 and 10)	283,241	145,509

Contributed surplus	64,784	64,784

Deficit	(21,076,533)	(20,621,033)

	1,199,914	846,724

	1,452,157	1,085,920

Nature of operations and going concern (note 1)

Subsequent events (note 10)

                                    Approved by the Board of Directors

                                                     (signed) John S. Brock          Director            (signed) R.E. Gordon Davis           Director

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004 $	2003 $	2002 $

Administration expenses
Audit and related services	28,717	35,458	14,887
Bank charges	503	1,178	1,070
Tax penalty on flow-through shares renounced	30,106	14,309	-
Consulting	3,750	7,250	14,805
Insurance	3,052	2,873	2,369
Interest on promissory note (note 6)	-	412	-
Legal	41,134	16,046	78,474
Loss on foreign exchange	786	2,475	173
Management and administrative services	51,756	67,521	71,206
Office operations and facilities	41,403	58,745	67,350
Shareholder communication	19,991	44,201	136,145
Stock option compensation	137,732	145,509	-
Transfer agent and filing fees	39,911	43,064	45,206
Travel	-	-	1,151

	398,841	439,041	432,836

Other expenses (income)
Interest income	(14,212)	(9,144)	(4,650)
Expenses recovered	-	(1,337)	-
Other income	(11,165)	-	-
Gain on disposal of investment	(670)	-	-
Government grant recovery	(20,000)	-	-
Write-off of account receivable (note 4)	-	-	199,672
Write-off of exploration expenditures (note 4)	2,680	1,475,505	349,104
Write-off of property acquisition costs (note 4)	-	113,814	-
General exploration expenditures	100,026	78,800	45,647

	56,659	1,657,638	589,773

Loss for the year	455,500	2,096,679	1,022,609

Deficit - Beginning of year	20,621,033	18,524,354	17,501,745

Deficit - End of year	21,076,533	20,621,033	18,524,354

Basic and diluted loss per common share	0.02	0.12	0.12

Weighted average number of common shares outstanding	28,922,009	17,964,336	8,657,892

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Statements of Deferred Exploration and Mineral Property Expenditures

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004 $	2003 $	2002 $

Exploration and mineral property expenditures
Accommodation	13,295	32,260	38,458
Assay and geochemical analysis	38,379	12,918	29,305
Consulting	144,411	31,563	92,265
Depreciation	-	-	2,236
Drilling	386,984	110,483	581,627
Environmental and permitting	4,500	-	100
Expediting	932	6,422	7,032
Field supplies	19,602	9,421	15,772
Fuel	732	14,810	9,965
Maps, printing and drafting	7,813	5,053	4,900
Project management fees	71,739	52,041	27,053
Property acquisition costs	108,300	22,555	91,159
Salaries and wages	128,493	212,663	201,904
Surveys	-	48,302	92,627
Transportation	121,130	100,976	209,000
Trenching and roads	1,328	-	-

	1,047,638	659,467	1,403,403

Write-off of exploration expenditures	(2,680)	(1,475,505)	(349,104)
Write-off of property acquisition costs	-	(113,814)	-
General exploration expenditures	(100,026)	(78,800)	(45,647)

	(102,706)	(1,668,119)	(394,751)

Increase (decrease) in exploration and mineral property expenditures	944,932	(1,008,652)	1,008,652

Balance - Beginning of year	-	1,008,652	-

Balance - End of year (note 4)	944,932	-	1,008,652

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004 $	2003 $	2002 $

Cash flows from operating activities
Loss for the year	(455,500)	(2,096,679)	(1,022,609)
Items not affecting cash
Write-off of account receivable	-	-	199,672
Stock option compensation	137,732	145,509	-
Write-off of exploration expenditures	2,680	1,475,505	349,104
Write-off of property acquisition costs	-	113,814	-

	(315,088)	(361,851)	(473,833)
Changes in non-cash working capital items
(Increase) decrease in accounts receivable	(35,133)	60,292	(60,444)
Increase (decrease) in current liabilities	13,047	52,989	(25,940)

	(337,174)	(248,570)	(560,217)

Cash flows from financing activities
Issue of common shares	123,700	1,266,000	2,315,000
Funds received for shares allotted but not issued	525,000	-	-
Special warrants	-	-	246,000
Share issue costs	(42)	(89,856)	(362,765)

	648,658	1,176,144	2,198,235

Cash flows from investing activities
Property acquisition costs	(86,000)	(22,555)	(13,159)
Deposit for reclamation bonds	(1,700)	(9,600)	-
Exploration expenditures - net of depreciation	(839,312)	(558,112)	(949,361)

	(927,012)	(590,267)	(962,520)

(Decrease) increase in cash and cash equivalents	(615,528)	337,307	675,498

Cash and cash equivalents - Beginning of year	1,067,042	729,735	54,237

Cash and cash equivalents - End of year (note 1)	451,514	1,067,042	729,735

Supplemental cash flow information

Non-cash operating and financing activities
Issue of shares for share issue costs	-	6,300	60,000
Issue of shares for mineral property costs	22,300	-	393,000

	22,300	6,300	453,000

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

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

As at December 31, 2004, the company had cash and cash equivalents of $451,514 (2003 - $1,067,042), of which $342,964 (2003 - $927,891) is restricted to flow-through expenditures on Canadian mineral properties. As at December 31, 2004, the company has an unrestricted working capital deficiency of $99,282 (2003 - $90,767).

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

Principles of consolidation

These consolidated financial statements include the accounts of the company and its fully integrated foreign subsidiaries, Minera Reina Isabel, S.A. de C.V. (Minera Reina) and Minera Tatemas, S.A. de C.V. (Minera Tatemas), which were incorporated to carry out mineral exploration and development programs in Mexico and which are inactive.

(1)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, stock-based compensation and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

Resource assets

The company records its interests in mineral properties and areas of geological interest at cost less option payments received and other recoveries. Exploration and development costs and royalties relating to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or allowed to lapse. The company expenses all administration costs incurred during the year. Effective January 1, 2004, the company has adopted the Canadian Institute of Chartered Accountants (CICA) standard on impairment of long-lived assets on a prospective basis. Management of the company reviews the net carrying value of resource assets when events or changes in circumstances indicate that the carrying amount may not be recoverable.

The carrying value may be estimated by quantifiable evidence of a geological resource or the company's assessment of its ability to sell the property for an amount greater than the carrying value.

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

December 31, 2004, 2003 and 2002

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

Financial instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to management company are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity.

Reclamation deposits

At December 31, 2003, $9,600 was pledged to the British Columbia Ministry of Energy and Mines as security for reclamation costs of the Big Bulk property. The funds were returned to the company on January 12, 2004. During 2004, $11,300 was pledged to the British Columbia Ministry of Energy and Mines as security for reclamation cost of the Silver Hope Property.

(3)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Resource assets

			2004	2003

	Property acquisition expenditures $	Deferred exploration expenditures $	Total $	Total $

Atikokan West	-	403,238	403,238	-
Silver Hope	94,000	285,406	379,406	-
McBride	-	89,718	89,718	-
Barrington	14,300	58,270	72,570	-

	108,300	836,632	944,932	-

a)

Atikokan West property

During 2004, the company acquired the right to earn an 80% interest in the Atikokan West property by making staged exploration expenditures in the aggregate amount of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through pre-feasibility. After the completion of a pre-feasibility study, the vendor may back-in for a 60.8% interest in the project by funding a minimum of 200% of the company's prior expenditures and completing a feasibility study.

b)

Silver Hope property

During 2004, the company entered into an agreement to earn 65% interest in the Silver Hope property by making cash payments of $315,000 ($45,000 paid) and common share payments of 1,000,000 common shares (200,000 shares issued at a fair value of $19,000 prior to December 31, 2004) by December 31, 2008 and completing $5.0 million in exploration expenditures by December 31, 2009. The company and the vendor may then form a joint venture, with each party providing pro rata funding of ongoing exploration. Non-contribution by either party to the joint venture will result in pro rata dilution of interest, convertible to a 2% NSR subject to a buy-down provision from the relinquishing party for $2.0 million.

c)

McBride property

During 2004, the company entered into a grubstake agreement with two prospectors. Pursuant to the grubstake agreement, the company in 2005 entered into agreement to earn an initial 90% interest in the McBride property by spending $1.0 million in exploration costs on the property, making staged cash payments totalling $140,000 and issuing in stages a total of 250,000 units by December 31, 2008 to the prospectors. Each unit will comprise of one common share and one 12-month warrant, priced in accordance with market at the time of issuance, allowing for the acquisition of one common share. The company holds the option to acquire the remaining 10% for cash payment of $100,000 and the issuance of 1.5 million common shares to the prospectors. The prospectors will hold a 1% NSR on future production, of which the company has the right to buy down 0.5% NSR for $1.0 million.

(4)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

d)

Barrington property

During 2004, the company entered into an option agreement to earn a 100% interest in the Barrington property by making staged cash payments totalling $150,000 ($10,000 paid), issuing in stages 250,000 common shares (50,000 issued at fair value of $3,000), and completing exploration expenditures of $500,000 on or before June 1, 2008. The vendor will retain a 2% NSR, of which the company will have the right to buy down 1% for $1.0 million. Effective June 1, 2009, the underlying vendor will receive the greater of an advance royalty of $5,000 annually or the specified NSR. Pursuant to a separate agreement, the company paid a finder's fee of $1,000 and issued 5,000 common shares at a fair value of $300, to an arm's-length individual. These amounts have been treated as acquisition costs.

e)

During 2002, the company entered into agreements to acquire or earn interests in the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS properties. The company subsequently relinquished all of its interests in these properties, and in 2004, wrote off $2,680 (2003 - $1,475,505) of deferred exploration expenditures, and $nil (2003 - $113,814) of property acquisition costs.

f)

During 2002, the company determined that it was not financially practicable to continue pursuing collection of a value-added tax amount receivable of $199,672, and accordingly, the amount was written off.

(5)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Capital stock

Authorized

250,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $

December 31, 2001	3,919,420	17,490,085
For cash
Private placements	4,441,666	578,000
Public offering	5,400,000	1,620,000
Warrants	390,000	117,000
For share issue costs	200,000	60,000
For mineral properties	1,490,000	393,000
Less: Share issue costs	-	(422,765)

December 31, 2002	15,841,086	19,835,320
For cash
Private placement	11,750,000	1,266,000
On conversion of special warrants	820,000	246,000
For share issue costs	63,000	6,300
Less: Share issue costs	-	(96,156)

December 31, 2003	28,474,086	21,257,464
For cash
On exercise of warrants	415,250	123,700
For mineral properties	255,000	22,300
Less: Share issue costs	-	(42)

December 31, 2004	29,144,336	21,403,422

a)

During 2004:

i)

The company issued 415,250 common shares on the exercise of 420,500 warrants for proceeds of $123,700, of which 3,500 common shares were issued in relation to flow-through warrants for proceeds of $525, and 410,000 common shares were issued in relation to an agreement with Teck Cominco Limited (Teck Cominco) for proceeds of $123,000.

ii)

The company received, in connection with a private placement, gross proceeds of $525,000, of which $350,000 were flow-through funds. The shares were issued in 2005 (note 10).

(6)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

iii)

In connection with the Barrington property, the company issued 50,000 common shares to the vendor at a fair value of $3,000 and 5,000 common shares to a finder at a fair value of $300.

iv)

In connection with the Silver Hope property, the company issued 200,000 common shares to the vendor at a fair value of $19,000.

v)

Incentive stock options allowing for the purchase of up to 2,458,000 common shares in the aggregate at $0.10 per share until September 17, 2009 were granted. The fair value of options granted, vested and expired unexercised in 2004 was $137,731.

b)

During 2003:

i)

In connection with an agreement with Teck Cominco, the company issued 820,000 special warrants for funds in the amount of $246,000 received in 2002. The special warrants were converted to 820,000 units, with each unit comprising one common share in the capital of the company and one share purchase warrant entitling the holder to acquire one common share in the capital of the company at $0.30 per share until December 13, 2004. Warrants allowing for the purchase of up to 410,000 common shares were exercised during 2004 and the remainder expired unexercised.

ii)

In connection with private placements, the company issued shares and warrants as follows:

Number of flow- through shares	Number of non-flow- through shares	Total shares	Price per share $	Total $	Number of non-flow- through warrants

6,244,000	2,186,000	8,430,000	0.10	843,000	2,186,000	(1)
2,500,000	-	2,500,000	0.12	300,000	-
-	820,000	820,000	0.15	123,000	820,000

8,744,000	3,006,000	11,750,000		1,266,000	3,006,000

In respect of the above private placements, the company also issued to agents who introduced arm's-length purchasers to the company 63,000 units, each unit comprising one common share and one share purchase warrant, with two share purchase warrants entitling the holder to acquire one common share at $0.10 per share until September 14, 2004 (3,500 warrants exercised during 2004); and 348,000 warrants, each warrant entitling the holder to acquire one common share at $0.14 per share until October 12, 2004. All of the remaining warrants expired unexercised.

(1)

All of the warrants expired unexercised during 2004.

(7)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

iii)

In connection with financing completed in 2002, the company amended the terms of warrants as follows:

  the expiry date of 1,500,000 warrants allowing for the purchase of 1,500,000 shares at $0.15 per share was extended from May 23, 2003 to May 22, 2004. All of the warrants expired unexercised.

  the expiry date of 1,080,000 agents' warrants allowing for the purchase of 1,080,000 shares at $0.35 per share was extended from June 18, 2003 to June 18, 2004. All of the warrants expired unexercised.

  the exercise price of 4,050,000 warrants allowing for the purchase of 2,025,000 shares was amended from $0.35 per share to $0.15 per share and the expiry date was extended from June 18, 2003 to June 18, 2004. Of these, 3,500 shares were issued on exercised of warrants during 2004 and the remainder expired unexercised.

iv)

In connection with incentive stock options granted during 2003, the company valued such options at $145,509 and credited that amount to stock options and warrants.

c)

During 2002

i)

In connection with an agreement with Teck Cominco, the company issued 390,000 shares at $0.30 per share on the exercise of warrants.

ii)

In connection with financings, the company issued shares and warrants as follows:

Number of shares	Number of warrants	Price per share $	Total $

1,500,000	1,500,000	0.15	225,000
5,400,000	7,830,000	0.35	1,620,000
2,941,666	278,333	0.12	353,000

9,841,666	9,608,333		2,198,000

In respect of the public offering, the company issued 4,050,000 flow-through units, comprising one flow-through share and one flow-through share purchase warrant. Each two flow-through share purchase warrants entitle the holder to purchase one share of the company at $0.35 per share. During 2004, 7,000 warrants were exercised. The company also issued 1,350,000 non-flow-through units, comprising one non-flow-through share and two non-flow-through share purchase warrants. Each two non-flow-through share purchase warrants entitle the holder to purchase one share of the company at $0.35 per share. In addition, the company issued 1,080,000 non-flow-through agents' warrants, each one entitling the holder to purchase one share of the company for $0.35 per share.

(8)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

During 2003, 2,985,903 warrants allowing for the purchase of 1,635,903 shares expired unexercised, and during 2004, all of the remaining warrants expired unexercised.

iii)

In connection with property agreements (note 4), the company issued shares as follows

	Number of shares	Total value $

VMS	150,000	18,000
Yukon Olympic	500,000	60,000
Amos	840,000	315,000

	1,490,000	393,000

The company also issued a total of 300,000 warrants allowing for the purchase of 200,000 shares at $0.20 per share until September 20, 2004 and 100,000 shares at $0.20 per share until October 22, 2004. During 2004, all of the warrants expired unexercised.

iv)

The company received $246,000 for 820,000 special warrants allowing for the purchase of 820,000 units convertible until October 16, 2003, for no further consideration, into one share and one underlying share purchase warrant exercisable into one share at $0.30 per share for a period of one year from the exercise of the special warrant. The special warrants were issued in 2003 (note 5(a)).

Stock options

In 2002, the company adopted a stock option plan (the Plan) as amended authorizing the granting of stock options to qualified optionees to purchase a total of up to 5,777,867 common shares of the company.

Under the terms of the Plan, the term of stock options granted may not exceed five years following the date of grant, and the stock options must vest for a period of not less than 18 months from the date of grant, to be released and available for exercise at a rate of 25% of the number of options at the beginning of the first quarter commending on the date of grant and at a rate of 12.5% at the beginning of each quarter thereafter.

(9)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Common shares under option are as follows:

	Number of shares	Weighted average price $

Outstanding at December 31, 2002	200,000	0.36

Granted during the year	1,680,000	0.15
Expired during the year	(200,000)	0.36

Outstanding at December 31, 2003	1,680,000	0.15

Granted during the year	2,458,000	0.10
Expired during the year	(215,000)	0.15

Outstanding at December 31, 2004	3,923,000	0.12

Stock options outstanding and exercisable at December 31, 2004 are as follows:

Number of shares outstanding	Number of shares exercisable	Exercise price $	Expiry date

100,000	87,500	0.15	August 21, 2008
1,365,000	1,365,000	0.15	January 3, 2008
2,458,000	921,750	0.10	September 17, 2009

3,923,000	2,374,250

(10)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Stock option information

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

Stock option pro forma information for the year 2002:

$

Loss for the year
As reported	1,022,609
Compensation expense	54,000

Pro forma loss	1,076,609

Basic and diluted loss per common share
As reported	0.12
Pro forma	0.12

Effective January 1, 2003, the company elected to apply the fair value method of accounting for stock options on a prospective basis and, accordingly, the fair value of the vested portion of stock options granted in 2003 of $145,509 and in 2004 of $137,732 has been included in administrative expenses.

The fair value of stock options granted in 2002, 2003 and 2004 was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2004	2003	2002

Expected dividend yield	nil	nil	nil
Average risk-free interest rate	4.0%	3.25% - 4.9%	4.9%
Expected life	5 years	5 years	5 years
Expected volatility	114%	94% - 171%	94%

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

(11)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Warrants

The changes in warrants outstanding are as follows:

	Number of warrants	Number of shares issuable on exercise of warrants	Weighted average exercise price per share $

Outstanding at December 31, 2002	9,915,903	6,540,903	0.28

Issued during the year	4,237,000	3,750,500	0.17
Expired during the year	(2,985,903)	(1,635,903)	0.31

Outstanding at December 31, 2003	11,167,000	8,655,500	0.19

Expired during the year	(9,926,500)	(7,420,250)	0.18
Exercised during the year	(420,500)	(415,250)	0.30

Outstanding at December 31, 2004	820,000	820,000	0.15

At December 31, 2004, there were 820,000 warrants outstanding and exercisable into 820,000 common shares at $0.15 per share until December 22, 2005.

Related party transactions

John S. Brock Limited

During 2003, the company was advanced $30,000 by John S Brock Limited, a company owned by John S. Brock, the CEO and President of the company and Wayne J. Roberts, the Vice-President, Exploration of the company, and was charged interest in the amount of $412. During 2003, the interest was paid, and the principal was repaid in 2004.

(12)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Badger & Co. Management Corp.

During the year ended December 31, 2004, the company was charged $64,686 (2003 - $91,675; 2002 - $65,767) for office operations and facilities, $110,647 (2003 - $154,082; 2002 - $141,700) for professional services, and $90,414 (2003 - $140,729; 2002 - $53,207) for exploration salaries and wages and project management fees, by Badger & Co. Management Corp., a company owned by three of the directors or officers of the company. At December 31, 2004, the company owed $50,612 (2003 - $46,394) to Badger & Co. Management Corp.

Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company's effective income tax expense is as follows:

	2004 $	2003 $	2002 $

Income tax recovery at statutory rates	(162,158)	(788,771)	(388,062)
Increase in taxes from
Writedown of resource assets	36,563	627,546	156,400
Benefit of losses not recognized	125,595	161,225	231,662

	-	-	-

The components of future tax assets are as follows:

	2004 $	2003 $

Resource assets	460,000	493,000
Non-capital loss carry-forwards	960,000	1,298,000
Capital loss carry-forward	1,810,000	1,912,000

	3,230,000	3,703,000
Less: Valuation allowance	(3,230,000)	(3,703,000)

Future income tax asset	-	-

(13)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

At December 31, 2004, the company had approximately $2,712,000 of losses available for carry-forward. The loss carry-forwards can be offset against income for Canadian income tax purposes in future years and expire as follows:

$

2005	543,000
2006	511,000
2007	408,000
2008	263,000
2009	489,000
2010	386,000
2011	112,000

2,712,000

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

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

b)

Mineral property exploration expenditures

For U.S. GAAP purposes, the company expenses as incurred exploration and acquisition expenditures relating to early stage mineral properties.

c)

Flow-through shares

As described in note 5, the company allotted by way of private placement 3,500,000 flow-through common shares at $0.10. The company received a net premium to market on this allotment of $70,000 which was recorded in shareholder's equity as part of the transaction. For U.S. GAAP purposes, SFAS 109, "Accounting for Income Taxes" (SFAS 109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future income tax liability is recognized for the premium paid by the investors.

d)

For U.S. GAAP cash flow statement purposes:

i)

exploration expenditures would be shown under operating activities rather than under investing activities

ii)

restricted flow-through funding would not be included in the cash and cash equivalents balance.

e)

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the consolidated balance sheets would be as follows:

	2004 $	2003 $

Resource assets - under Canadian GAAP	944,932	-
Exploration expenditures (b)	(944,932)	-

Resource assets - under U.S. GAAP	-	-

FIT - under Canadian GAAP	-	-
Flow-through premium (c)	70,000	-

FIT - under U.S. GAAP	70,000	-

Deficit - under Canadian GAAP	(21,076,533)	(20,621,033)
Exploration expenditures (b)	(944,932)	-

Deficit - under U.S. GAAP	(22,021,465)	(20,621,033)

(15)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

In addition, the impact on the consolidated statements of loss would be as follows:

	2004 $	2003 $	2002 $

Loss for the year - under Canadian GAAP	(455,500)	(2,096,679)	(1,022,609)
Exploration expenditures - net of write-downs	(944,932)	1,008,652	(1,008,652)

Loss for the year - under U.S. GAAP	(1,400,432)	(1,088,027)	(2,031,261)

Loss per common share - under U.S. GAAP	(0.05)	(0.06)	(0.23)

f)

New Accounting Pronouncements

The CICA has issued Accounting Guideline 15, "Consolidation of Variable Interest Entities," which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the company's consolidated financial statements because the company determined it does not have any variable interest entities.

In December 2004, the FASB issued SFAS 153, "Exchanges of Non-Monetary Assets - An amendment of APB 29". This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

Subsequent events

On February 4, 2005, in connection with a private placement, the company issued 3,500,000 common shares and 3,500,000 flow-through common shares. Funds in respect of the private placement were received in 2004 (note 5). The company also issued 170,030 common shares in payment of finders' fees related to the private placement.

(16)

Exhibit 3.37

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

June 16, 2004

Mr. Dan Ethier

Box 12, RR1, Woodcock Road

South Hazelton, BC

V0J 2R0

Dear Dan:

Re:    Agreement between Canadian Empire Exploration Corp. (the "Company") and Dan Ethier ("Owner") for an Option to Acquire the Bob Property (the "Property")

This Letter Agreement (the "Agreement") contains the principal terms under which the Owner grants the Company the sole and exclusive option (the "Option") to earn a 100% interest in the Property as defined in Schedule A.  The Agreement is subject to completion of a satisfactory field examination on or before July 5, 2004.

1.       Payments

Date

  Cash

 Shares*

On signing Letter of Agreement

and completion of Field Examination                    $    5,000                         -------

Receipt of Regulatory Approval                            $    5,000                        50,000
June 1, 2005                                                      $  20,000                        50,000

June 1, 2006                                                      $  30,000                        50,000

June 1, 2007                                                      $  40,000                        50,000

June 1, 2008                                                      $  50,000                        50,000

TOTAL

                        $150,000                         250,000  Shares

*  Common shares in the capital of the Company (the "Shares")

2.      Exploration Expenditures

The Company will have the right and option to complete cumulative exploration expenditures ("Exploration Expenditures") in the amount of $500,000 on or before June 1, 2008 (the "Option Period").

Exhibit 3.37

Exploration Expenditures to be defined as all "Property-related Expenditures", which expenditures will include all costs related to mineral exploration, property acquisitions, mineral titles maintenance, including lease fees and property taxes and Operator's Management Fees.

3.      Interest Earned

Upon the Company making Exploration Expenditures in the amount of $500,000 and paying the Owner a total of $150,000 and making share payments to the Owner totaling 250,000 Shares during the Option Period, the Company will earn a 100% interest in the Property.

4.     Termination of Option

The Agreement will terminate within 30 days of the Company having received notice from the Owner advising that the Company is delinquent in the making of any payments and the Company's failure to remedy the making of any payments as specified in Paragraph 1 above.

5.     Assessment Work

During the Option Period, the Company will file sufficient assessment work to maintain all claims comprising the Property in good standing.

6.        Net Smelter Return Interest ("NSR")

Upon the Company having earned its 100% interest in the Property, the Owner will be granted a 2% NSR for which the Company will have the right to buy down 1% NSR for $1.0 million.  Effective June 1, 2009 and thereafter, the Owner will receive the greater of an advance royalty of $5,000 annually or the specified NSR.

7.        Property

The Property, known as the Bob Property, is defined in accordance with Schedule A attached.

8.        Area of Interest

The Area of Interest is defined as the area within one kilometre of the outer boundary of the Property, excluding third party properties.

9.         Assignment

Either party has the right to assign interests to a third party as long as the incoming third party interest will be maintained in accordance with this Agreement and such third party agrees in writing to be bound by the terms of this Agreement.

10.        Regulatory Approval

The Agreement is subject to Regulatory Approval by the TSX Venture Exchange.

11.        Applicable Contract Work

The Owner will be given opportunity to bid on contracts for work on the Property including but not limited to staking, linecutting and/or prospecting as may be contemplated by the Company.

12.        The Company

Exhibit 3.37

The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario, with its shares listed for trading on TSX Venture Exchange.

13.        Governing Laws

This Agreement shall be governed by the laws of British Columbia.

14.        Effective Date

This Agreement is made and entered into effective as of the date first appearing on this Agreement (the "Effective Date").

Your acceptance of the terms as presented above is to be indicated by signing a copy of this Agreement, and returning it to the Company.

Yours truly,

Wayne J. Roberts

Vice-President, Exploration

Hereby Acknowledged and Agreed this ____ day of June, 2004

_______________________________

DAN ETHIER

Exhibit 3.38

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

July 1, 2004

Mark Kilby

Suite 308 - 2352 West Broadway

Vancouver, BC  V6K 2E5

Proposal for Prospector's Grubstake Agreement and

Acquisition of the McBride Copper-Nickel Project (the "Project")

Between:     Canadian Empire Exploration Corp. ("Empire")

                        and

                        Mark Kilby ("Kilby")

                        hereinafter called the ("Parties")

Dear Mark:

By way of this Letter of Agreement, Empire proposes the following terms of a Prospector's Grubstake Agreement, which at Empire's option would be followed by an option (the "Option Agreement") to earn a majority interest in the Project.

This Letter of Understanding does not contain all of the details that would be expected in a definitive agreement, but provides the principal terms as presented below that would be incorporated in a more formal and comprehensive agreement.

A.

      Prospector's Grubstake Agreement

1.

Kilby warrants that he has the sole right and authority to enter into this Grubstake Agreement.

2.

Kilby will provide his exclusive services to Empire during the period July 1, 2004 to December 31, 2004, which services will be directed to exploration of the Project (the "Initial Program") within an area as defined in Schedule A attached (the "Area of Mutual Interest").

3.

The Initial Program will be operated by Kilby and carried out in accordance with a budget and work plan approved by the Parties.

1

4.

Upon receipt of evidence of approved expenditures, Empire will reimburse to Kilby, Project-related exploration expenses incurred by Kilby during the period July 1, 2004 to December 31, 2004.

5.

All Project-related data obtained by Kilby will be for the exclusive benefit of Empire.

6.

On or before March 1, 2005, Empire may elect to either:

a)

relinquish all rights to the Project to Kilby; or

b)

enter into an Option Agreement in accordance with the principal terms presented below.

B.       The Option Agreement

1.        Joint Prospectors

Kilby warrants that he has the right and authority to enter into this Option Agreement with the provision that the Option Agreement will recognize both Kilby and J. R. Woodcock hereinafter defined as "Joint Prospectors".  The Joint Prospectors will each receive 50% of all option payments including shares and cash and all payable royalties or monies from the purchase by Empire of such royalties in accordance with the Option Agreement.

2.        Indemnification of Joint Prospectors

Empire will hold the Joint Prospectors harmless and fully indemnify them against all claims or demands of any kind or nature which may be made upon them or against any property subject to this Agreement.

3.        Option Payments

     Cash

          Units

March 1, 2005

50,000

December 31, 2005

$  20,000

50,000

December 31, 2006

$  30,000

50,000

December 31, 2007

$  40,000

          50,000

December 31, 2008

$  50,000

50,000

                         TOTAL                     $ 140,000                           250,000  Units

Each unit ("Unit") will consist of one common share ("Share") and one 12-month share purchase warrant.  Each share purchase warrant will allow for the purchase of one share at a price set in accordance with market at the time of issuance of the Unit.  Shares will be free trading common shares in the capital of Empire, which Shares, subject to Regulatory Approval, may be subject to a four-month hold period.

2

4.        Exploration Expenditures

cumulative

On or before:

December 31, 2005

      100,000

December 31, 2006

      200,000

December 31, 2007

      400,000

December 31, 2008

   1,000,000

Exploration Expenditures to be defined as all Project-related expenditures, which expenditures will include all costs related to mineral exploration, acquisition of mineral titles and maintenance thereof and Operator's Management Fees as defined hereunder.

Regardless of minimum cumulative Exploration Expenditures having been met in any one year, Empire acknowledges that mineral claims maintenance fees must be paid on an annual basis.

5.

      Employment

On a year-to-year basis during the currency of the Option, Empire may employ Kilby on terms and conditions satisfactory to the Parties.

6.        Initial Interest Earned

Upon Empire making Exploration Expenditures in the amount of $1,000,000, cash payments totaling $140,000 and payments totaling 250,000 Units, in accordance with the schedules above, Empire will have earned a 90% interest in the Project, with the Joint Prospectors holding a non-assessable 10% carried interest.

7.

Option to earn Additional Interest

At any time after Empire having earned a 90% interest in the Project, Empire will have the option to acquire the Joint Prospectors' remaining 10% interest in the Project for a $100,000 cash payment and a further 1,500,000 shares in the capital of Empire. The Joint Prospectors will retain a Royalty subject to the provisions of Section 9 hereunder.

8.         Back-In

Upon completion of pre-feasibility, Teck Cominco Limited may have a one-time election to fund feasibility and take the Project through to a production notice and become mine operator and earn a 51% interest in the Project leaving Empire with a 49% interest in the Project.

9.         Project

The Project, generally known as the McBride Copper-Nickel Project, is defined in accordance with Schedule 'A' attached.

10.

 Area of Mutual Interest

The Area of Mutual Interest more fully described in Schedule "A", includes an approximate area measuring 60 kilometres by 20 kilometres centered on Cushing Creek.  All staking or acquisition of claims by either party within the Area of Mutual Interest will be to the benefit of the Project.

3

11.

 Net Smelter Return Royalty

Net Smelter Return Royalty ("NSR") is defined within Schedule 'B' attached. The Joint Prospectors will retain a 1% NSR interest on future production on all mineral claims acquired by the Parties within the Area of Mutual Interest.  Empire will have the right to buy down 0.5% of the NSR for $1.0 million.

12.

Operator

Empire will be the Operator during the currency of the Option and will charge an Operator's Management Fee not to exceed 10% of actual Exploration Expenditures incurred.

13.

Assignment

Empire has the right to assign its interests in this Agreement to a third party as long as the third party interest will be maintained in accordance with this Agreement and such third party agrees in writing to be bound by the terms of this Agreement.

14.

Successors and Assigns

The Option Agreement shall be binding upon the parties, their respective heirs, devisees, administrators, legal representatives, successors and assigns.

15.

Results and Reporting

At all times, the Joint Prospectors will have access to the Project, receive copies of all exploration results on an annual basis and receive copies of all Project-related information generated by Empire.

16.

Environmental Compliance

Compliance with environmental law, rules and regulations are the sole responsibility of Empire.

17.

Termination of Option

The Option will terminate within 30 days of Empire having received notice from the Joint Prospectors advising that Empire is delinquent in the making of any payments and exploration expenditures as scheduled above.  Upon termination, all mineral claims comprising the Project and all Project exploration data will be delivered to the Joint Prospectors.

18.

Definitive Agreement

The terms and conditions of this Agreement will remain binding and in force and effect unless, at the request of either party, a formal and definitive agreement is entered into.

19.

Arbitration

Disputes arising from this Agreement are to be resolved and shall be submitted for binding arbitration in Vancouver, British Columbia in an arbitration proceeding that shall be conducted in accordance with applicable local arbitration rules.

4

20.

Approval

Upon Empire entering into the Option Agreement, this Agreement will be submitted for filing with the TSX Venture Exchange.

21.

Representations

The Joint Prospectors represent to the best of their belief and knowledge that they have supplied all material information on the Project without limitation including exploration data, property agreements, title information and any related and known encumbrances to Empire and the Joint Prospectors acknowledge that Empire has relied on such representations prior to entering into this Agreement.

22.

Governing Laws

This Agreement shall be governed by the laws of British Columbia.

23.

Acknowledgment - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in this Agreement.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a)

the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to Form 5B of the Exchange; and

(b)

the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

24.

Notices

Any notice, direction or other communication required or permitted to be given under this Agreement shall be in writing and may be given by personal delivery or by mail (first class postage prepaid) or by sending it by facsimile transfer or other similar form of telecommunication (if one has been provided), in each case addressed as follows:

If to Empire:	If to the Joint Prospectors:

Canadian Empire Exploration Corp.	Mark Kilby
1205 - 675 West Hastings Street	Suite 308 - 2352 West Broadway
Vancouver, BC V6B 1N2	Vancouver, BC V6K 2E5
Tel.: 604-687-4951	Tel.: 604-734-1840
Fax: 604-687-4991
Attention: John S. Brock, President

5

Acknowledged and agreed this ____ day of July, 2004 (the "Effective Date")

_______________________________                    ____________________________

Canadian Empire Exploration Corp.                    Mark Kilby                                                                                          (on behalf of the Joint Prospectors)

1

Exhibit 3.39

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

October 4, 2004

Sci - Tek Resources Ltd.

912 - 510 West Hastings Street

Vancouver, BC

Attention:  John Barakso

Proposal for Acquisition of the Silver Hope Property

Between:      Canadian Empire Exploration Corp. ("Empire")

                        and

                        Sci - Tek Resources Ltd. ("SiTek")

                        hereinafter called the ("Parties")

                        Amendment to original letter of October 4, 2004

Dear John:

For the purpose of gaining maximum market exposure in the event of exploration success at the Silver Hope Property, we offer an alternative form of option agreement for your consideration.

Contingent on meeting exploration objectives and subject to the mutual agreement of the Parties, this offer considers formation of a Specific Purpose Public Company ("SPPC") in which Empire and SiTek would be significant shareholders. SiTek would also retain an NSR in the Property.  Should SPPC be formed, SPPC would assume all further obligations under this agreement.

The Agreement does not contain all of the details that would be expected in a definitive agreement, and will provide the basis of a more formal and comprehensive definitive agreement as contemplated below.

Exhibit 3.39

1.

Option Payments

     Cash

          Shares

On signing Letter of Agreement:

$  45,000

200,000

December 31, 2004

$  30,000

December 31, 2005

$  60,000

200,000

December 31, 2006

$  60,000

200,000

December 31, 2007

$  60,000

          200,000

December 31, 2008

$  60,000

200,000

              GRAND TOTAL                 $ 315,000                           1,000,000  shares

"Shares" will be free trading common shares in the capital of Empire (the "Shares") as scheduled above, which Shares, contingent to Regulatory Approval, may be subject to a four-month hold period.

2.

Exploration Expenditures

cumulative

On or before:

December 31, 2004

$    200,000

December 31, 2005

      500,000

December 31, 2006

   1,000,000

December 31, 2007

   2,000,000

December 31, 2008

   3,000,000

December 31, 2009

   5,000,000

Exploration Expenditures to be defined as all "Property-related Expenditures", which expenditures will include all costs related to mineral exploration, mineral titles maintenance including lease fees and property taxes and Operator's Management Fees as defined hereunder.

Regardless of minimum cumulative Exploration Expenditures having been met in any one year, Empire acknowledges that lease fees and taxes must be paid on an annual basis.

3.

     Initial Interest Earned

Upon Empire making Exploration Expenditures in the amount of $5,000,000, cash payments totaling $315,000 and share payments totaling 1,000,000 Shares, in accordance with the schedules above, Empire will earn a 65% interest in the Property.

4.          Option to earn Additional Interest

Upon having earned a 65% interest in the Property, Empire will have the option to acquire SiTek's remaining 35% interest in the Property for 35% of the share capital of Empire or forming a Joint Venture.

Exhibit 3.39

 5.        Joint Venture

Should a Joint Venture be formed, the Joint Venture will provide, among other things, that either party will be responsible for its pro-rata funding of ongoing work.  Non-contribution by either party to the Joint Venture will result in pro-rata dilution of interest, which if reduced to 10% or less will then be convertible to a 2% NSR.  The surviving party will have the right to buy back 1% of the NSR from the relinquishing party for $2.0 million.  If the relinquishing party elects to sell the remaining 1% NSR, the surviving party will have a right of first refusal to match a third party offer.

The Joint Venture Agreement shall be in accordance with terms standard to the industry.  If the parties are unable to reach agreement on the standard industry terms for the joint venture, the matter will be referred to arbitration referred to in paragraph 17.

6.        Back-In

Upon completion of pre-feasibility, Teck Cominco Limited will have a one-time election to fund feasibility and take the Property through to a production notice and become mine operator and earn a 51% interest in the Property leaving Empire with either a 49% interest in the Property or, should a Joint Venture having been formed, leaving Empire and SiTek with their prescribed pro rata amounts of the 49% interest.

7.        Property

Property, generally known as the Silver Hope Property, is defined in accordance with Schedule 'A' attached.

SiTek warrants that SiTek has full right title and interest in the property either through direct ownership or underlying agreements.

SiTek warrants that the Property and the mineral claims comprising the Property are in good standing.

8.        Area of Mutual Interest

An Area of Mutual Interest more fully described in Schedule "C" includes a 5 kilometre perimeter around the Property and includes all claims and leases held by the neighbouring Equity Silver Mines past producing property.  All staking or acquisition of third party claims by either party within the Area of Mutual Interest will be to the benefit of Empire or the Empire/ SiTek Joint Venture as the case may be.  It is an objective of Empire and/or SPPC to acquire the mineral rights of the Equity Silver Mines property.

9.

Royalties

Net Smelter Return Royalty ("NSR") is defined within Schedule 'B' attached.

Exhibit 3.39

10.

Operator

Empire and/or SPPC will be the Operator during the currency of the Option and will charge an Operator's Management Fee not to exceed 10% of actual Exploration Expenditures incurred.

11.

Consent

SiTek will obtain written consent from all SiTek shareholders for the assignment of the Property to Empire, subject to the terms of this Agreement.

12.

 Assignment

Either party has the right to assign interests to a third party as long as the incoming third party interest will be maintained in accordance with this Agreement and such third party agrees in writing to be bound by the terms of this Agreement.

13.

Results and Reporting

At all times, representatives of SiTek will have access to the Property, receive copies of all exploration results on an annual basis and receive copies of all Property-related information generated by Empire on a timely basis.  News releases by Empire regarding the Property will be subject to reasonable consultation with SiTek.  All available assessment credit is to be applied to the claims.

14.

Termination of Option

The Option will terminate within 30 days of Empire or SPPC having received notice from SiTek advising that Empire is delinquent in the making of any payments and exploration expenditures as scheduled above.  Upon termination, the Property will be returned to SiTek for a minimum of 3 months in good standing and all exploration data will be delivered to SiTek.

15.

Definitive Agreement

The terms and conditions of this Agreement will remain binding and in force and effect unless, at the request of either party, a formal and definitive agreement is entered into.

16.

Arbitration

Disputes arising from this Agreement are to be resolved and shall be submitted for binding arbitration in Vancouver, British Columbia in an arbitration proceeding that shall be conducted in accordance with applicable local arbitration rules.

17.

Approval

Upon signing, this Agreement will be submitted for filing with the TSX Venture Exchange within 30 days of the Effective Date.

Exhibit 3.39

18.

Representations

SiTek represents to the best of its belief and knowledge that it has supplied all material information on the Property without limitation including exploration data, property agreements, title information and any known encumbrances to Empire and SiTek acknowledges that Empire has relied on this in entering into this Agreement.

19.

Governing Laws

This Agreement shall be governed by the laws of British Columbia.

20.

Notices

Any notice, direction or other communication required or permitted to be given under this Agreement shall be in writing and may be given by personal delivery or by mail (first class postage prepaid) or by sending it by facsimile transfer or other similar form of telecommunication (if one has been provided), in each case addressed as follows:

If to Empire	If to SiTek:

Canadian Empire Exploration Corp.	Sci - Tek Resources Ltd.
1205 - 675 West Hastings Street	912 - 510 West Hastings Street
Vancouver, BC V6B 1N2	Vancouver, BC V6B 1L8
Tel.: 604-687-4951	Tel.: 604-684-5133
Fax: 604-687-4991	Fax: 604-692-5720
Attention: John S. Brock, President	Attention: John Barakso, President

Acknowledged and agreed this ____ day of October, 2004 (the "Effective Date")

    _______________________________        ____________________________

Canadian Empire Exploration Corp.        Sci - Tek Resources Ltd.

Exhibit 3.40

  BRITISH                                            Ministry of Finance                                        Mailing Address:                                       Location:

COLUMBIA

                                                                        Corporate and Personal                                  PO Box 9431 Stn Prov Govt                         2nd Floor - 940 Blanshard St

                                                                        Property Registries                                          Victoria BC V8W 9V3                                 Victoria BC

                                                                                                                                                                                                                      250 356-8626

                                                                        www.corporateonline.gov.bc.ca

                Notice of Articles

                        BUSINESS CORPORATIONS ACT

                                                                                                                                              CERTIFIED COPY

                                                                                                                                            Of a Document filed with the Province of British Columbia Registrar of Companies

                                                                                                                                                    "J S Powell"

                                                                                                                                                        J S Powell

                                                                                                                                                     October 27, 2004

This Notice of Articles was issued by the Registrar on: October 27, 2004 03:57 PM Pacific Time Incorporation Number: BC0322353 Recognition Date: Incorporated on February 24, 2987

NOTICE OF ARTICLES

Name of Company:

CANADIAN EMPIRE EXPLORATION CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:

            Delivery Address:

1550 1185 W GEORGIA ST

1550 1185 W GEORGIA ST

VANCOUVER BC V6E 4E6

VANCOUVER BC V6E 4E6

RECORDS OFFICE INFORMATION

Mailing Address:

            Delivery Address:

1550 1185 W GEORGIA ST

1550 1185 W GEORGIA ST

VANCOUVER BC V6E 4E6

VANCOUVER BC V6E 4E6

Exhibit 3.40

DIRECTOR INFORMATION

Last Name, First Name Middle Name:

DAVIS, R.E. GORDON

Mailing Address:

            Delivery Address:

5555 NEWTON WYND

5555 NEWTON WYND

VANCOUVER BC V6T 1H6

VANCOUVER BC V6T 1H6

Last Name, First Name Middle Name:

ROBERTS, WAYNE J.

Mailing Address:

            Delivery Address:

1205 - 675 WEST HASTINGS STREET

1205 - 675 WEST HASTINGS STREET

VANCOUVER BC V6B 1N2

VANCOUVER BC V6B 1N2

Last Name, First Name Middle Name:

PAGE, LAWRENCE

Mailing Address:

            Delivery Address:

1550 - 1185 WEST GEORGIA STREET

1550 - 1185 WEST GEORGIA STREET

VANCOUVER BC V6E 4E6

VANCOUVER BC V6E 4E6

Last Name, First Name Middle Name:

BROCK, JOHN S.

Mailing Address:

            Delivery Address:

1205 - 675 WEST HASTINGS STREET

1205 - 675 WEST HASTINGS STREET

VANCOUVER BC V6B 1N2

VANCOUVER BC V6B 1N2

Exhibit 3.40

AUTHORIZED SHARE STRUCTURE

1.  250,000,000

Common Shares

     Without Par Value

                                                                                        Without Special Rights or

                                                                                        Restrictions attached

Exhibit 3.41

A R T I C L E S

O F

CANADIAN EMPIRE EXPLORATION CORP.

(the "Company")

INCORPORATION NUMBER: BCO322353

T A B L E   O F   C O N T E N T S

PART 1

INTERPRETATION

1.1

Definitions, Construction of Words

1.2

Definitions Same as Business Corporations Act

1.3

Interpretation Act Rules of Construction Apply

1.4

Conflict Interpretation Act/Business Corporations Act

1.5

Majority Required for Special/Special Separate Resolution

PART 2

SHARES

2.1

Authorized Share Structure

2.2

Shareholder Entitled to Certificate

2.3

Replacement of Lost or Defaced Certificate

2.4

Execution of Certificates

2.5

Non-Recognition of Trusts

PART 3

ISSUE OF SHARES

3.1

Directors Authorized

3.2

No Pro-rata Offer

3.3

Commissions and Brokerage

3.4

Conditions of Issue

PART 4

SHARE REGISTERS

4.1

Central Securities Register

4.2

Branch Registers

4.3

No Closing of Central Securities Register

PART 5

TRANSFER AND TRANSMISSION OF SHARES

5.1

Transfer of Shares

5.2

Execution of Instrument of Transfer

5.3

Enquiry as to Title not Required

- ii-

5.4

Submission of Instruments of Transfer

5.5

Transfer Fee

5.6

Personal Representative Recognized on Death

5.7

Death or Bankruptcy

5.8

Persons in Representative Capacity

PART 6

ALTERATIONS

6.1

Changes in Authorized Share Structure and Name

6.2

Creation & Variation of Special Rights and Restrictions

6.3

Consent of Class Required

6.4

Class Meetings

6.5

Other Alterations

PART 7

PURCHASE AND REDEMPTION OF SHARES

7.1

Company Authorized to Purchase or Redeem its Shares

7.2

Selection of Shares to be Redeemed

7.3

Purchased or Redeemed Shares Not Voted

PART 8

BORROWING POWERS

8.1

Powers of Directors

8.2

Special Rights Attached to and Negotiability of Debt Obligations

8.3

Execution of Debt Obligations

PART 9

MEETINGS OF SHAREHOLDERS

9.1

Annual General Meetings

9.2

Waiver of Annual General Meeting

9.3

Classification of General Meetings

9.4

Calling of Meetings

9.5

Notice of General Meeting

9.6

Waiver or Reduction of Notice

9.7

Notice of Special Business at General Meeting

PART 10

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

10.1

Special Business

10.2

Requirement of Quorum

10.3

Quorum

10.4

Lack of Quorum

10.5

Chairman

10.6

Alternate Chairman

10.7

Adjournments

10.8

Resolutions Need Not be Seconded

10.9

Decisions by Show of Hands or Poll

10.10

Casting Vote

- iii -

10.11

Manner of Taking Poll

10.12

Retention of Ballots Cast on a Poll

10.13

Casting of Votes

10.14

Ordinary Resolution Sufficient

PART 11

VOTES OF SHAREHOLDERS

11.1

Number of Votes per Share or Shareholder

11.2

Votes of Persons in Representative Capacity

11.3

Representative of a Corporate Shareholder

11.4

Votes by Joint Holders

11.5

Votes by Committee for a Shareholder

11.6

Appointment of Proxyholders

11.7

Execution of Form of Proxy

11.8

Deposit of Proxy

11.9

Validity of Proxy Note

11.10

Acceptance of Proxy in Substituted Form

11.11

Directors May Make Regulations for Deposit of Proxy

11.12

Death or Incapacity of Shareholder Giving Proxy

11.13

Revocation of Proxy

PART 12

DIRECTORS

12.1

Number of Directors

12.2

Remuneration and Expenses of Directors

12.3

Qualification of Directors

PART 13

ELECTION AND REMOVAL OF DIRECTORS

13.1

Classes of Directors

13.2

Term of Office

13.3

Continuance of Directors

13.4

Election of Less Than Required Number of Directors

13.5

Filling a Casual Vacancy

13.6

Additional Directors

13.7

Alternate Directors

13.8

Termination of Directorship

13.9

Removal of Directors

13.10

Prior Written Consent to Act

PART 14

POWERS AND DUTIES OF DIRECTORS

14.1

Management of Business and Affairs

14.2

Appointment of Attorney

14.3

Setting Auditors' Remuneration

-iv-

PART 15

CONFLICTS OF INTEREST - DIRECTORS & OFFICERS

15.1

Liability to Account

15.2

Voting re Proposed Contract

15.3

Quorum in case of Disclosable Interest

15.4

Obligation to Disclose Creation of Duty or Interest

15.5

Voting of Alternate Director not Affected

15.6

Director May Hold Office or Place of Profit with Company

15.7

Director Acting in Professional Capacity

15.8

Director Receiving Remuneration from Other Interests

PART 16

PROCEEDINGS OF DIRECTORS

16.1

Chairman and Alternate

16.2

Meetings - Procedure

16.3

Meetings by Conference Telephone

16.4

Notice of Meeting

16.5

Waiver of Notice of Meetings

16.6

Quorum

16.7

Continuing Directors May Act During Vacancy

16.8

Validity of Acts of Directors

16.9

Resolution in Writing Effective

PART 17

EXECUTIVE AND OTHER COMMITTEES

17.1

Appointment of Executive Committee

17.2

Appointment of Committees

17.3

Procedure at Meetings

PART 18

OFFICERS

18.1

Appointment of Officers

18.2

Remuneration

PART 19

INDEMNITY AND PAYMENT OF EXPENSES OF DIRECTORS AND OFFICERS

19.1

Indemnification of Eligible Parties

19.2

Indemnification Not Invalidated by Non-compliance

19.3

Company May Purchase Insurance

PART 20

DIVIDENDS AND RESERVES

20.1

Declaration of Dividends

20.2

Declaration of Dividend Rate

20.3

Proportionate to Number of Shares Held

20.4

Reserves

20.5

Receipts from Joint Holders

20.6

No Interest on Dividends

20.7

Payment of Dividends

20.8

Capitalization of Undistributed Surplus

-v-

PART 21

DOCUMENTS, RECORDS AND REPORTS

21.1

Documents to be Kept

21.2

Accounts to be Kept

21.3

Inspection of Accounts

21.4

Financial Statements and Reports for General Meeting

PART 22

NOTICES

22.1

Method of Giving Notice

22.2

Notice to Joint Holder

22.3

Notice to Personal Representative

22.4

Persons to Receive Notice

22.5

Public Company Notices

PART 23

RECORD DATES

23.1

Record Date Fixed

23.2

No Record Date

PART 24

SEAL

24.1

Affixation of Seal to Documents

24.2

Reproduction of Seal

24.3

Official Seal for Other Jurisdictions

PART 25

MECHANICAL REPRODUCTION OF SIGNATURES

25.1

Instruments may be Mechanically Signed

25.2

Definition of Instruments

PART 26

PROHIBITIONS

26.1

Restriction on Transfer of Shares

PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT

ARTICLES

OF

CANADIAN EMPIRE EXPLORATION CORP.

(the "Company")

INCORPORATION NUMBER: BCO322353

PART 1

INTERPRETATION

1.1

In these Articles, unless there is something in the subject or context inconsistent therewith:

"Act" means the Business Corporations Act, S.B.C. 2002, c. 57, and all amendments thereto and includes regulations made pursuant thereto.

"Board", "Board of Directors" or "the directors" means the directors or sole director and includes alternate directors, if any, of the Company for the time being.

"seal" means the common seal of the Company, if any.

"month" means a calendar month.

"registered address" of a shareholder means the shareholder's address as recorded in the central securities register.

"registered holder", "registered owner" or "registered shareholder", when used with respect to a share means the person registered in the central securities register in respect of such share.

"personal representative" shall include executors, administrators, trustees-in-bankruptcy and duly constituted representatives in lunacy.

Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography, photocopy, telecopying, telexing, telegraphing, electronic mailing and other modes of representing, reproducing or transmitting words in a visible form.

Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.2

The meaning of any words or phrases defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.3

The Rules of Construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

1.4

If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term in these Articles, the definition in the Act will prevail. If there is a conflict between these Articles and the Act, the Act will prevail.

1.5

The majority required for the passage of a special resolution or a special separate resolution shall be 2/3 of the votes cast on the resolution.

PART 2

SHARES AND SHARE CERTIFICATES

2.1

The authorized share structure of the Company consists of 250,000,000 common shares without par value.

2.2

Every shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series registered in his name; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to the first named of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted.  Any share certificate may be sent through the mail by registered prepaid mail to the shareholder entitled thereto at the shareholder's registered address, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the shareholder owing to any such share certificate so sent being lost in the mail or stolen.

2.3

If a share certificate

(a)

is worn out or defaced, the directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(b)

is lost, stolen or destroyed, then upon proof thereof to the satisfaction of the directors and upon such indemnity, if any, as the directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

(c)

represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates, each representing a specified number of shares and, in the aggregate, representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request;

provided that there must be paid to the Company, in relation to the issue of any share certificate under this Article 2.3, the amount, if any and which must not exceed the amount prescribed under the Act, determined from time to time by the directors.

2.4

Every share certificate shall be signed manually by at least one officer or director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed, lithographed, engraved or otherwise mechanically reproduced in accordance with these Articles.

2.5

Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3

ISSUE OF SHARES

3.1

Subject to the Act, the shares shall be under the control of the directors who may, subject to the rights of the registered holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of, and/or grant options, share purchase warrants or rights on or otherwise deal in, shares authorized but not issued at such times, to such persons (including directors), in such manner, upon such terms and conditions, and at such issue price (including any premium at which shares with par value may be issued) as they, in their absolute discretion, may determine.  The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2

The Company is not required to offer shares pro rata to shareholders before allotting further shares of the Company.

3.3

Subject to the provisions of the Act, the Company or the directors on behalf of the Company, may pay a reasonable commission or allow a reasonable discount to any person in consideration of his purchasing or agreeing to purchase, whether absolutely or conditionally, any shares, debentures, share rights, warrants or debenture stock in the Company, or procuring or agreeing to procure purchasers, whether absolutely or conditionally, for any such shares, debentures, share rights, warrants or debenture stock. The Company may also pay such brokerage as may be lawful.

4

3.4

Except as provided in the Act, no share may be issued until it is fully paid and the Company shall have received the consideration therefor in money, property or past services performed for the Company and the value of such consideration equals or exceeds the issue price set for the share under Article 3.1 as determined by the directors.

PART 4

SHARE REGISTERS

4.1

The Company shall keep or cause to be kept at its records office or such other location in British Columbia as may be designated from time to time by the directors, a central securities register as required by the Act.  The directors, on behalf of the Company, may appoint an agent to keep any registry which may be the same agent that acts as transfer agent for its shares or such class thereof, as the case may be, and the same or another agent that acts as registrar for its shares or such class thereof, as the case may be.  The directors may terminate the appointment of any such agent at any time and may appoint another agent in its place.

4.2

Unless prohibited by the Act, the Company may keep or cause to be kept one or more branch registries at such place or places as the directors may from time to time determine.

4.3

The Company must not at any time close its central securities register.

PART 5

TRANSFER AND TRANSMISSION OF SHARES

5.1

Subject to the provisions of these Articles that may be applicable, any shareholder may transfer any of his shares by instrument in writing executed by or on behalf of such shareholder and delivered to the Company or its transfer agent or other agent maintaining a securities register.  The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the directors may from time to time approve.  Except to the extent that the Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.2

The signature of the registered holder of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered holder represented by share certificates deposited with the instrument of transfer.  If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer, or if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3

Neither the Company nor any director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered holder or by any intermediate holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered, a valid title to such shares.

5.4

Every instrument of transfer shall be executed by the transferor and left at the  records office of the Company or at the office of its transfer agent or registrar for registration or other securities register together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar or securities register may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered.  All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar or securities register and any instrument of transfer where the transfer is not registered shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5

There shall be paid to the Company in respect of the registration of any transfer, such sum, if any, as the directors may from time to time determine.

5.6

In the case of the death of a shareholder, the survivor, or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares.  Before recognizing any legal personal representative, the directors may require him to obtain a grant of probate or letters of administration in British Columbia.

5.7

Upon the death or bankruptcy of a shareholder, his personal representative or trustee in bankruptcy, although not a shareholder, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt shareholder if the documents required by the Act shall have been deposited at the Company's records office.

5.8

Any person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder shall, upon such documents and evidence being produced to the Company as the Act requires or who becomes entitled to a share as a result of an order of a court of competent jurisdiction or a statute, has the right either to be registered as a shareholder in his representative capacity in respect of such share or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

PART 6

ALTERATIONS

6.1

The Company may by resolution of its directors make any changes in the authorized share structure as may be permitted under Section 54 of the Act, or in its name as may be permitted under Section 263 of the Act, and may by resolution of its directors make or authorize the making of any alterations to these Articles and the notice of articles as may be required by such changes.

6.2

The Company may by ordinary resolution create or vary special rights and restrictions as provided in Section 58 of the Act.

6.3

No alteration  as provided in Article 6.2 will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution.

6.4

Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings will apply, with necessary changes and so far as applicable, to a class meeting of shareholders.

6.5

If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

PART 7

PURCHASE AND REDEMPTION OF SHARES

7.1

Subject to the special rights and restrictions attached to any class of shares, the Company may, if authorized by a resolution of the directors and in compliance with the Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attaching thereto.  No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption, or if the proposed purchase or redemption would render the Company insolvent.

7.2

If the Company proposes, at its option, to redeem some but not all of the shares of any class, the directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3

Subject to the provisions of the Act, any shares purchased, redeemed or otherwise acquired by the Company may be sold, gifted or otherwise disposed of by it, but while such shares are held by the Company, it shall not exercise any vote, pay any dividend nor make any other distribution in respect of such shares.

PART 8

BORROWING POWERS

8.1

The Company, if authorized by the directors, may from time to time:

(a)

borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as the directors think fit;

(b)

issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company, or any other person;

(c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the undertaking, property and assets of the Company (both present and future).

8.2

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors and otherwise, and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3

Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that is stated on such bond, debenture or other debt obligation to be held at the date of the issue thereof.

PART 9

MEETINGS OF SHAREHOLDERS

9.1

Subject to any extensions of time permitted pursuant to the Act, the first annual general meeting of shareholders shall be held within eighteen months from the date the Company is recognized, and thereafter, an annual general meeting shall be held once in every calendar year at such time (being not more than fifteen months after the annual reference date for the preceding calendar year) and place as may be determined by the directors.

9.2

 If all the shareholders entitled to vote at an annual general meeting consent by a unanimous resolution under the Act to all the business which is required or desired to be transacted at the meeting, the meeting is deemed to have been held on the date of the unanimous resolution.

9.3

All general meetings, other than annual general meetings, are herein referred to as and may be called extraordinary general meetings.

9.4

The directors may, whenever they think fit, convene an extraordinary general meeting.  An extraordinary general meeting if requisitioned in accordance with the Act shall be convened by the directors or, if not convened by the directors, may be convened by the requisitionists as provided in the Act.

9.5

A notice convening a general meeting specifying the place, the day and the hour of the meeting, and in the case of special business, the general nature of that business, shall be given as provided in the Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to each shareholder entitled to attend the meeting, to each director, to the auditor of the Company and to such other persons as are entitled by law or under these Articles to receive such notice from the Company.  Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person shall not invalidate the proceedings at that meeting.

9.6

All the shareholders of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting, by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the company records of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.7

Except as otherwise provided by the Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

PART 10

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

10.1

All business shall be deemed special business which is transacted at:

(a)

an extraordinary general meeting, other than the conduct of and voting at such meeting; and

(b)

an annual general meeting, with the exception of the conduct of and voting at such meeting, the consideration of the financial statements and the respective reports of the directors and auditors, fixing or changing the number of directors, approving a motion to elect two or more directors by a single resolution, the election of directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor, and such other business as by these Articles or the Act may be transacted at a general meeting without prior notice thereof being given to the shareholders or any business which is brought under consideration by the report of the directors.

10.2

No business, other than election of the chairman or the adjournment of the meeting shall be transacted at any general meeting unless a quorum of shareholders entitled to attend and vote is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3

Save as herein otherwise provided, a quorum shall be two shareholders or one or more proxyholder(s) representing two shareholders, or one shareholder and a proxyholder representing another shareholder.  The directors, the president, if any, the secretary, if any, or in his absence, an assistant-secretary, if any, the auditor for the Company, the solicitor for the Company and any other person invited by the directors shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a shareholder or proxyholder entitled to vote thereat.

10.4

If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting, if convened upon requisition by the shareholders shall be dissolved.  In any other case, it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholder or shareholders present or being represented by proxy shall be a quorum.

10.5

The chair of the Board, if any, or in his absence, the president, if any, of the Company, or in his absence, a vice-president of the Company, if any, shall be entitled to preside as chair at every general meeting of the Company.

10.6

If at any general meeting neither the chair of the Board nor the president or a vice-president is present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, the directors present shall choose one of their number to be chair, or if all the directors present decline to take the chair or shall fail to do so, or if no director be present, the shareholders present shall choose some other person in attendance, who need not be a shareholder, to be chair.

10.7

The chair may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.  When a meeting is adjourned for thirty days or more, notice, but not advance notice of the adjourned meeting shall be given as in the case of an original meeting.  Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8

No motion proposed at a general meeting need be seconded and the chair may propose or second a motion.

10.9

Subject to the provisions of the Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.  The chair shall declare to the meeting, the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company.  A declaration by the chair that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against that resolution.

10.10

In the case of an equality of votes, whether on a show of hands or on a poll, the chair of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder and this provision shall apply notwithstanding the chair is interested in the subject matter of the resolution.

10.11

No poll may be demanded on the election of the chair.  A poll demanded on a question of adjournment shall be taken forthwith.  A poll demanded on any other question shall be taken as soon as, in the opinion of the chair, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chair of the meeting directs.  The result of the poll shall be deemed to be the resolution of and passed at the meeting upon which the poll was demanded.  Any business other than that upon which, the poll has been demanded may be proceeded with pending the taking of the poll.  A demand for a poll may be withdrawn.  In any dispute as to the admission or rejection of a vote, the decision of the chairman made in good faith shall be final and conclusive.

11

10.12

Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the secretary or such other person designated by the chair for such period and subject to such inspection as the Act may provide.

10.13

On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14

Unless the Act or these Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution.

PART 11

VOTES OF SHAREHOLDERS

11.1

Subject to any special voting rights or restrictions attaching to any class of shares and the restrictions on joint registered holders of shares

(a)

on a show of hands

(i)

every shareholder who is present in person and entitled to vote shall have one vote, and

(ii)

a proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote,

(b)

on a poll, every shareholder entitled to vote on the matter shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

11.2

Any person who is not registered as a shareholder but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a shareholder; but unless the directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the chair of his right to vote the share before the time for holding the meeting or adjourned meeting, as the case may be, at which he proposes to vote.

11.3

Any corporation (other than a subsidiary of the Company) which is a shareholder of the Company may, by a document signed by two of its directors, or two of its officers, or any one of its directors and one of its officers, or any one member of an executive or other committee, or by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any general meeting or class meeting.  The person so authorized shall be entitled to exercise in respect of and at such meeting, the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual shareholder of the Company personally present, including without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting.  Evidence of the appointment of any such representative may be sent to the Company by written instrument.  Notwithstanding the foregoing, a corporation being a shareholder may appoint a proxyholder.

11.4

In the case of joint registered holders of a share, the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose, seniority shall be determined by the order in which the names stand in the central securities register of the Company. Several legal personal representatives of a deceased shareholder whose shares are registered in his sole name shall, for the purpose of this Article, be deemed joint registered holders.

11.5

A shareholder of unsound mind entitled to attend and vote in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis or other person may appoint a proxyholder.

11.6

A  shareholder holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxyholders to attend, act and vote for him on the same occasion.  If such shareholder should appoint more than one proxyholder for the same occasion, he shall specify the number of shares each proxyholder shall be entitled to vote.  A shareholder may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7

A form of proxy shall be in writing executed by the appointor or his attorney authorized in writing, or if the appointor is a corporation, by a duly authorized officer or attorney of such corporation.

11.8

A proxy shall be deposited in the manner hereinafter specified.  Unless the Act otherwise requires, a proxyholder need not be a shareholder of the Company.

11.9

Subject as herein provided, a proxy shall be deposited at such place as is specified for that purpose in the notice convening the meeting not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or such other time as is specified in the notice calling the meeting.

11.10

The chair, in his absolute and unfettered discretion may, but is not bound to accept a proxy in substituted form and in his absolute and unfettered discretion may, but is not bound to accept in substituted form, evidence of authority by a corporation to vote or a power of attorney or evidence of other authority under which a proxy is executed.  The chairman may, in his unfettered discretion waive the requirement to deposit evidence of the authority under which a proxy or authority by a corporation to vote is executed.  In this Article 11.10, "substituted form" shall mean a document produced by means of photocopy, telegraph, telex, telecopy, electronic or any other means of transmission or production which creates a legibly recorded message or copy of a document.

13

11.11

In addition to any other method of depositing proxies provided for in these Articles, the directors may, from time to time, by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times for depositing the proxies not exceeding 48 hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of shareholders and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited as required by this Part 11 and votes given in accordance with such regulations shall be valid and counted.

11.12

A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the shareholder  giving the proxy or the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.13

Every proxy may be revoked by instrument in writing

(a)

executed by the shareholder giving the same or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and

(b)

delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or to the chair of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

PART 12

DIRECTORS

12.1

The number of directors, excluding additional directors, may be set or changed from time to time by special resolution, but notwithstanding anything contained in these Articles, the number of directors shall never be less than three.

12.2

The remuneration of the directors, as such, may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders.  Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director.  The directors shall be paid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive.  The directors, on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity, a pension or an allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3

A director shall not be required to hold a share in the capital of the Company as qualification for his office, but shall be qualified as required by the Act, to become, act or continue to act as a director.

PART 13

ELECTION AND REMOVAL OF DIRECTORS

13.1

Unless otherwise determined by special resolution, the Board shall be divided into three classes of directors, to be respectively designated as Class I, Class II and Class III.

13.2

Unless otherwise determined by special resolution, the terms of office of the directors initially classified shall be as follows:

that of Class I shall expire at the annual general meeting to be held in 1999,

that of Class II shall expire at the annual general meeting to be held in 2000;

that of Class III shall expire at the annual general meeting to be held in 2001.

At each annual general meeting after such initial classification, directors to replace those whose terms expire at such annual general meeting shall be elected to hold office until the third succeeding annual general meeting.  Notwithstanding the foregoing, every director shall hold office until his successor shall be elected.  Any director whose office has expired shall be eligible for re-election.

13.3

Where the Company fails to hold an annual general meeting in accordance with the Act, the directors then in office shall be deemed to have been elected or appointed as directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4

If, at any annual general meeting at which there should be an election of directors, the places of the retiring directors are not filled by such an election, such retiring directors as may be requested by the newly-elected directors shall, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a general meeting convened for that purpose or at the annual general meeting in the next or some subsequent year, unless it is determined to reduce the number of directors.

13.5

The directors shall have power at any time and from time to time to appoint any person as a director to fill a casual vacancy on the Board.  Any director so appointed shall hold office only so long as the vacating director would have retained the same if no vacancy had occurred.

13.6

Between successive annual general meetings the directors shall have power to appoint one or more additional directors but not more than one-third of the number of directors set pursuant to these Articles and in effect at the last general meeting at which directors were elected.  Any director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional director the number of directors shall be increased accordingly.

13.7

Any director may, by instrument in writing delivered to the Company, appoint any person who is qualified to act as a director to be his alternate to act in his place at meetings of the directors at which he is not present unless the directors shall have reasonably disapproved the appointment of such person as an alternate director and shall have given notice to that effect to the director appointing the alternate director within a reasonable time after delivery of such instrument to the Company.  Every such alternate shall be entitled to notice of the meetings of the directors and to attend and vote as a director at a meeting at which the person appointing him is not personally present, and if he is a director, to have a separate vote on behalf of the director he is representing in addition to his own vote.  A person may be appointed as an alternate for more than one director and shall have a separate vote for each director so represented.  A director may, at any time, by instrument in writing delivered to the Company, revoke the appointment of an alternate appointed by him.  The remuneration payable to such alternate shall be payable out of the remuneration of the director appointing him.  Every alternate director shall have a direct and personal duty to the Company arising from his alternate directorship, independent of the duties of the director who appointed him.

13.8

The office of director shall be vacated if the director:

(a)

dies or resigns his office by notice in writing delivered in accordance with the Act or his term of office expires; or

(b)

is convicted of an indictable offence and the other directors shall have resolved to remove him; or

(c)

ceases to be qualified as a director pursuant to the Act whereupon, if he does not promptly resign, the other directors may resolve to remove him; or

(d)

an order is made pursuant to Section 129 of the Act.

13.9

The Company may, by special resolution, remove any director before the expiration of his term of office, and may, by an ordinary resolution, appoint another person in his stead.  If the shareholders do not appoint a director to fill the resulting vacancy contemporaneously with the removal, the directors may appoint, or the shareholders may elect, a director to fill that vacancy.

13.10

Notwithstanding anything in these Articles, no election of a person as a director is valid at any general meeting of the Company unless such person shall have consented in writing to act as a director and deposited such written consent with the President of the Company not less than 35 days before the date of the general meeting, provided that this restriction shall not apply to a director standing for re-election or a nominee of management standing for election who delivers a consent in writing as a director to the President of the Company before the meeting or attends the meeting.

PART 14

POWERS AND DUTIES OF DIRECTORS

14.1

The directors shall, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Act or these Articles, required to be exercised by the shareholders of the Company.

14.2

The directors may, from time to time, by power of attorney or other instrument under seal, appoint any person to be the attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the powers of the directors relating to filling vacancies in the board of directors, removing a director, the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration, and subject to such conditions as the directors may think fit, and any such appointment may be made in favour of any of the directors or any of the shareholders of the Company, or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit.  Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

14.3

The directors may set the remuneration of the auditor of the Company.

PART 15

CONFLICTS OF INTEREST OF DIRECTORS AND OFFICERS

15.1

If a director or senior officer has a disclosable interest in a contract or transaction, such director or senior officer shall be liable to account to the Company for any profits that accrue to the director or senior officer under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the Act.

15.2

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

15.3

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

15.4

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts which that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

15.5

The disclosable interest of a director in any contract or transaction or otherwise shall not affect such director's alternate director and such alternate director may be counted in a quorum and may vote upon such the same notwithstanding disqualification of the director, nor shall a disqualification of an alternate director affect the ability of a director to be counted in a quorum or to vote on a contract or transaction in which such director's alternate director shall be disqualified.

15.6

Subject to the Act, a director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of director for such period and on such terms (as to remuneration or otherwise) as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any such other office or place of profit, or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Act, no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested shall be liable to be voided by reason thereof.

15.7

Subject to compliance with the provisions of the Act, a director or his firm may act in a professional capacity for the Company (except as auditor for the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

15.8

A director may be or become a director or other officer or employee of, or otherwise interested in any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Act, such director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, officer or employee of, or from his interest in such other corporation or firm prior to the Company in general meeting directing otherwise.

PART 16

PROCEEDINGS OF DIRECTORS

16.1

The chair of the Board, if any, or in his absence, the president, if any, if the president is a director, shall preside as chair at every meeting of the directors, or if there is no chair of the Board or neither the chair of the Board nor the president is present within fifteen minutes of the time appointed for holding the meeting or is unwilling to act as chair, or if the chair of the Board, if any, and the president, if any, if the president is a director have advised the secretary that they will not be present at the meeting, the directors present shall choose one of their number to be chair of the meeting. If the Company is a public company and is required or is desirous of holding a meeting of the directors who are independent of management, the chair of the independent Board or vice chair shall chair such meeting or if such chair or vice chair is absent or unwilling to act as chair, the independent directors present may choose one of their number to be chair.

16.2

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit.  Questions arising at any meeting shall be decided by a majority of votes.  In the case of an equality of votes, the chair shall not have a second or casting vote.  Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3

One or more directors, or all directors, may participate in a meeting of the Board or of any committee of the directors by means of conference telephones or other communication medium by means of which the directors participating in the meeting can communicate with each other provided that a majority of such directors agree to such participation. A director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4

A director may, and the secretary or an assistant secretary of the Company, if any, upon request of a director, shall call a meeting of the Board at any time.  Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the directors and alternate directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address, or by telephone, telegram, telex, electronic mail or any method of transmitting legibly recorded message.  It shall not be necessary to give notice of a meeting of directors to any director or alternate director if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.

19

16.5

Any director of the Company may file with the Company, a document executed by him, waiving notice of any past, present or future meetings of the directors being or required to have been sent to him and may, at any time, withdraw such waiver with respect to meetings held thereafter.  After filing such waiver with respect to future meetings, until such notice is withdrawn, no notice need be given to such director, and unless the director otherwise requires in writing to the Company, to his alternate director, of any meeting of directors and all meetings of the directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

16.6

The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors or, if the number of directors is fixed at one, shall be one director.

16.7

The continuing directors may, notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of directors, act only for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.8

Subject to the provisions of the Act, all acts done by any meeting of the directors or of a committee of directors, or by any person acting as a director or officer, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any of such directors or the members of such committee or persons acting aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a director or officer, as the case may be.

16.9

A resolution consented to in writing by all of the directors or alternate directors entitled to vote on it shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing.  Such resolution shall be filed with the minutes of the proceedings of the directors and shall be effective on the date stated thereon or on the latest day stated on any counterpart.  A resolution may be consented to by a director or alternate director who has a disclosable interest in the subject matter of the resolution provided that he has otherwise complied with the provisions of these Articles and the Act.

PART 17

EXECUTIVE AND OTHER COMMITTEES

17.1

The directors may, by resolution, create and appoint an executive committee to consist of such member or members of their body as they think fit, which committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies on the Board, the power to remove a director, the power to change the membership of or fill vacancies in any committee of the Board, and such other powers, if any, as may be specified in the resolution.  The said committee shall keep regular minutes of its transactions and shall cause them to be recorded in the books for that purpose, and shall report the same to the Board at such times as the Board may from time to time require.  The Board shall have the power at any time to revoke or override the authority given to or acts done by the executive committee except as to the acts done before such revocation or overriding and to terminate the appointment or change the membership of such committee and to fill vacancies on it.  The executive committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary.  A majority of the members of the said committee shall constitute a quorum thereof.

17.2

The directors may, by resolution, create and appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee, such powers of the Board as the Board may designate or prescribe (except the power to fill vacancies in the Board, the power to remove a director, the power to change the membership of, or fill vacancies in, any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report same to the Board at such times as the Board may from time to time require.  The directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it.  Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary.  A majority of the members of a committee shall constitute a quorum thereof.

17.3

The executive committee and any other committee may meet and adjourn as it thinks proper.  Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes, the chairman shall not have a second or casting vote.  A resolution approved in writing by all the members of the executive committee or any other committee shall be as valid and effective as it if had been passed at a meeting of such committee duly called and constituted.  Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing.  Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

PART 18

OFFICERS

18.1

The directors shall, from time to time, appoint such officers, if any, as the directors shall determine and the directors may, at any time, terminate any such appointment.

18.2

Other than the chair of the Board or the managing director, officers need not be directors.  No officer shall be appointed unless that officer is qualified in accordance with the Act.  The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall, from time to time, be determined by the directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive, after he ceases to hold such office or leaves the employment of the Company, a pension or gratuity. The directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may, from time to time, revoke, withdraw, alter or vary all or any of such functions, duties and powers.

PART 19

INDEMNITY AND PAYMENT OF EXPENSES OF DIRECTORS AND OFFICERS

19.1

Subject to the provisions of the Act, the directors shall cause the Company to indemnify and pay all eligible penalties and expenses of an eligible party and, where appropriate, the heirs and personal or other legal representatives of an eligible party in accordance with the provisions of the Act.  Each director, alternate director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 19.1.

19.2

The failure of a director, alternate director or officer of the Company to comply with the provisions of the Act or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.3

The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

PART 20

DIVIDENDS AND RESERVES

20.1

Subject to the Act, the directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any shareholder.  The provisions of this Article 20.1 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.  No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive.  The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular, by paid-up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the directors and where any difficulty arises with regard to such a distribution, the directors may settle the same as they think expedient, and in particular, may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled shall be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

20.2

Any dividend declared on shares of any class by the directors may be made payable on such date as is fixed by the directors.

20.3

Subject to the rights of shareholders (if any) holding shares with special rights as to dividends, all dividends on shares of any class or series shall be declared and paid according to the number of shares held.

20.4

The directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends, such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.  The directors may also, without placing the same in reserve, carry forward such funds which they think prudent not to divide.

20.5

If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other monies payable in respect of the share.

20.6

No dividend shall bear interest against the Company.  Where the dividend to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7

Any dividend, bonuses or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post, directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the central securities register, or to such person and to such address as the holder or joint holders may direct in writing.  Every such cheque or warrant shall be made payable to the order of the person to whom it is sent.  The mailing of such cheque or warrant shall, to the extent the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8

Notwithstanding anything contained in these Articles, the directors may, from time to time, capitalize any undistributed surplus of the Company on hand and may, from time to time, issue as fully paid and non assessable, any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

PART 21

DOCUMENTS, RECORDS AND REPORTS

21.1

The Company shall keep at its records office or at such other place as the Act may permit, the documents, copies, registers, minutes and records which the Company is required by the Act to keep at its records office or such other place, as the case may be.

21.2

The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order to properly record the affairs and condition of the Company and to comply with the Act.

21.3

Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no shareholder of the Company shall be entitled to inspect the accounting records of the Company.

21.4

The directors shall, from time to time, at the expense of the Company, cause to be prepared and laid before the shareholders in general meeting such financial statements and reports as are required by the Act, provided always that if the Company is a public company, the Company shall provide financial statements in accordance with applicable securities regulatory requirements.

PART 22

NOTICES

22.1

Unless the Act or these Articles requires otherwise, a notice, statement, report or other record may be given or delivered by the Company to any shareholder, director or officer either by delivery to him personally or by sending it by mail to him at his registered address, in the case of a shareholder, or at the prescribed address for mailing shown for the director or officer in the records kept by the Company, in the case of a director or officer, or the mailing address provided by the recipient for the sending of that record or records of that class or by fax or electronic mail to the fax number or electronic mail address provided by the intended recipient for the sending of that record or records of the class or as otherwise permitted by any securities legislation in any jurisdiction in North America that is applicable to the Company and all rules and regulations made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directives issued by securities commissions or similar authorities appointed under that legislation.  Where a notice, statement, report or other record is sent by mail, service or delivery of the notice, statement, report or other record shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement, report or other record and shall be deemed to have been given on the day, (Saturdays, Sundays and holidays excepted), following the date of mailing.  A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement, report or other record was so addressed, prepaid and mailed shall be conclusive evidence thereof.

22.2

A notice, statement, report or other record may be given or delivered by the Company to the joint holders of a share by giving notice to the joint holder first named in the central securities register in respect of the share.

22.3

A notice, statement, report or other record may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a  shareholder by sending it through the mail, prepaid, addressed to them by name or by the title of representative of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving notice in the manner in which same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4

Notice of every general meeting or meeting of shareholders holding a class of shares shall be given in the manner hereinbefore authorized to every shareholder holding at the time of the issue of the notice or the date fixed for determining the shareholders entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting.  No other person except the auditor of the Company and the directors of the Company shall be entitled to receive notices of any such meeting.

22.5

Notwithstanding the preceding Articles in this Part, if the Company is or becomes a public company, the Company shall give notices and provide statements, reports and other records in accordance with applicable securities regulatory requirements.

PART 23

RECORD DATES

23.1

The directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Act preceding the date of any meeting of  shareholders of any class of shares, or of the payment of any dividend, or of the proposed taking of any other proper action requiring the determination of shareholders, as the record date for the determination of the shareholders entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only shareholders of record on the date so fixed shall be deemed to be shareholders for the purposes aforesaid. If the Company is or becomes a public company, it shall, notwithstanding the foregoing, comply with the requirements of appropriate securities regulatory requirements.

23.2

Where no record date is so fixed for the determination of shareholders as provided in the preceding Article, the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

PART 24

SEAL

24.1

The directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

(a)

any two directors, or

(b)

any officer, together with any director, or

(c)

if the Company shall have only one director, that director, or

(d)

such person or persons as the directors may from time to time by resolution determine,

and the said directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument.  For the purpose of certifying under seal a certificate of incumbency of the directors or officers or a true copy of any document or resolution, the seal may be affixed in the presence of any one of the foregoing persons.

24.2

To enable the seal of the Company to be affixed to any bonds, debentures, share certificates or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Act and/or these Articles printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the chair of the Board or any senior officer may in writing authorize person to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies.  Bonds, debentures, share certificates and other securities to which the Company's seal has been so affixed shall, for all purposes, be deemed to be under and to bear the Company's seal lawfully affixed thereto.

24.3

The Company may have for use in any other province, state, territory or country an official seal which shall have on its face, the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Act with respect thereto may be exercised by the directors or by a duly authorized agent of the Company.

PART 25

MECHANICAL REPRODUCTION OF SIGNATURES

25.1

The signature of any officer, director, registrar, branch registrar, transfer agent or branch transfer agent of the Company, unless otherwise required by the Act or by these Articles may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of the delivery or issue of such instrument.

25.2

The term "instrument" as used in Article 25.1 shall include deeds, mortgages, hypotheses, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

PART 26

PROHIBITIONS

26.1

If the Company is, or becomes a company which is not a public company, then no shares shall be transferred without the previous consent of the directors expressed by a resolution of the Board and the directors shall not be required to give any reason for refusing any such proposed transfer.