Form 20-F
period 2005-12-31
CANADIAN EMPIRE EXPLORATION CORP
filed 2006-06-30
CIK 1025761

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

As at December 31, 2005 and May 19, 2006, the Registrant had outstanding 36,364,366 and 36,389,366 Common Shares respectively.

At December 31, 2005, 3,923,000 (May 19, 2006 – 3,923,000) Common Shares were reserved for issuance on exercise of options, and 50,000 Common Shares (May 19, 2006 – Nil Common Shares) on exercise of warrants.

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

,

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

DESCRIPTION OF PROPERTY

15

ITEM V

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

17

A)

OPERATING RESULTS

17

B)

LIQUIDITY AND CAPITAL RESOURCES

20

C)

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

22

D)

TREND INFORMATION

22

E)

OFF-BALANCE SHEET ARRANGEMENTS

22

F)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

22

G)

OTHER INFORMATION

22

H)

OUTLOOK

22

I)

FORWARD LOOKING STATEMENTS

23

ITEM VI

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

23

A)

DIRECTORS AND SENIOR MANAGEMENT

23

B)

COMPENSATION

24

C)

BOARD PRACTICES

25

D)

EMPLOYEES

26

E)

SHARE OWNERSHIP

26

ITEM VII

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

27

A)

MAJOR SHAREHOLDERS

27

B)

RELATED PARTY TRANSACTIONS

28

ITEM VIII

FINANCIAL INFORMATION

28

A)

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

28

B)

SIGNIFICANT CHANGES

29

ITEM IX

THE OFFER AND LISTING

29

A)

PRICE RANGE AND VOLUME OF SHARES OF COMMON STOCK

29

B)

PLAN OF DISTRIBUTION

30

C)

MARKETS

30

D)

SELLING SHAREHOLDERS

30

E)

DILUTION

30

ITEM X

ADDITIONAL INFORMATION

30

A)

SHARE CAPITAL

30

B)

NOTICE OF ARTICLES (formerly "MEMORANDUM") AND ARTICLES

31

C)

MATERIAL CONTRACTS

31

D)

EXCHANGE CONTROLS

32

E)

TAXATION

32

F)

DIVIDENDS AND PAYING AGENTS

35

G)

STATEMENTS BY EXPERTS

35

H)

DOCUMENTS ON DISPLAY

35

I)

SUBSIDIARY INFORMATION

35

ITEM XI

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

36

ITEM XII

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

36

PART II

36

ITEM XIII

DEFAULTS, DIVIDENDS, ARREARS AND DELINQUENCIES

36

ITEM XIV

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

36

ITEM XV

CONTROLS AND PROCEDURES

36

ITEM XVI

AUDIT COMMITTEE FINANCIAL EXPERT

36

PART III

37

ITEM XVII

FINANCIAL STATEMENTS

37

ITEM XVIII

FINANCIAL STATEMENTS

37

ITEM XIX

EXHIBITS

38

INDEX TO FINANCIAL STATEMENTS

41

SIGNATURE

42

CERTIFICATIONS

43

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

ITEM III

KEY INFORMATION

A)

SELECTED FINANCIAL DATA

Set forth below is certain selected financial data of the Company for the fiscal years ended December 31, 2005, 2004, 2003, 2002, and 2001.  The selected financial data for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001, was derived from the audited financial statements of the Company.

Unless otherwise indicated, all references to dollars herein are to Canadian dollars.  As at December 31, 2005, one United States dollar was equal to 1.1630 Canadian dollar and that value is used in calculations herein, unless otherwise indicated.

Unless otherwise indicated, all references to share capital herein are on a post-consolidated basis. On December 5, 2001, the Registrant consolidated its capital on a ten (10) old Common Shares for one (1) new share basis.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA(1)

(Stated in Canadian Dollars)

Presented in Accordance with

Canadian Generally Accepted Accounting Principles Unless Otherwise Stated

FISCAL YEARS ENDED

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
(Loss) for the Year	($1,465,324)	($455,500)	($2,096,679)	($1,022,609)	($388,599)
Income (Loss) for the Year – US GAAP	($470,972)	($1,400,432)	($1,088,027)	($2,031,261)	($388,599)
Basic and Diluted (Loss) per common share (2)	($0.04)	($0.02)	($0.12)	($0.12)	($0.11)
Basic and Diluted (Loss) per common share – US GAAP (2)	($0.02)	($0.05)	($0.06)	($0.23)	($0.11)
Weighted Avg. No. Common Shares (net of escrowed)	36,333,530	28,922,009	17,964,336	8,657,892	3,531,045
Working Capital (deficiency) (3)	($302,814)	$99,282	$90,767	$613,098	$50,888
Assets	$32,080	$1,452,157	$1,085,920	$1,807,957	$265,271
Assets – US GAAP	$32,080	$507,225	$1,085,920	$799,305	$265,271
Resource Assets	$0	$944,932	$0	$1,008,652	$0
Resource Assets – US GAAP	$0	$0	$0	$0	$0
Write-off of Deferred Exploration Expenses/Resource Properties	($1,314,405)	($102,706)	($1,668,119)	($394,751)	($68,336)
Shareholders Equity (Deficiency)	($291,514)	$1,199,914	$846,724	$1,621,750	$53,124
Shareholders Equity (Deficiency) – US GAAP	($291,514)	$254,982	$846,724	$613,098	$53,124

(1)

The financial information set forth in this table includes the accounts of Canadian Empire and its subsidiaries, Minera Reina Isabel and Minera Tatemas, on a consolidated basis.

(2)

After taking into effect the consolidation of the capital of the Registrant on December 5, 2001 on a ten (10) old Common Shares for one (1) new share basis.

(3)

At December 31, 2005, the Registrant had cash and cash equivalents of $17,450 (2004: $451,514; 2003: $1,067,042), of which $nil (2004: $342,964; 2003: $927,891) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $302,814 (2004: $99,282; 2003: $90,767).

The following table sets out the exchange rates of CDN$ for 1 US$ for the following periods:

Period	Average	High	Low	Close
May, 2006	1.1095	1.1132	1.1055	1.1093
April, 2006	1.1438	1.1476	1.1413	1.1434
March 2006	1.1574	1.1606	1.1546	1.1572
February, 2006	1.1489	1.1520	1.1461	1.1489
January, 2006	1.1573	1.1621	1.1536	1.1567
December, 2005	1.1610	1.1646	1.1583	1.1613

Fiscal Year Ended December 31, 2005	1.2114	1.2552	1.1612	1.1630
Fiscal Year Ended December 31, 2004	1.3013	1.3957	1.1759	1.2020
Fiscal Year Ended December 31, 2003	1.4001	1.5672	1.2943	1.2965
Fiscal Year Ended December 31, 2002	1.5702	1.6125	1.5122	1.5776
Fiscal Year Ended December 31, 2001	1.5485	1.6034	1.4935	1.5928

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

Variations in Operating Results

The Registrant was incorporated on February 24, 1987 and since incorporation has not realized net income nor paid dividends.  During the years ended December 31, 2005, 2004 and 2003, the Company had net losses of $1,465,324, $455,500 and $2,096,679 respectively, deficits of $22,661,277, $21,076,533 and $20,621,033 respectively, and per share losses of $0.04, $0.02 and $0.12 respectively. There is no assurance that these trends in operating results will change.

Plan of Operations and Financial Sources and Liquidity

During 2005, the Company issued 7,000,000 Common Shares for gross proceeds of $525,000, which proceeds had been received prior to December 31, 2004. At December 31, 2005, the Registrant had cash and cash equivalents of $17,450,  and a working capital deficit of $302,814.

At April 15, 2006, the Registrant had 36,364,366 Common Shares outstanding, outstanding options expiring on various dates until September 17, 2009, entitling the holders to purchase up to 3,923,000 Common Shares at prices ranging from $0.10 to $0.15 per share, and warrants entitling the holder to purchase up to 50,000 shares at $0.055 per share until May 17, 2006.

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

During 2003 and 2004, the Company entered into various agreements to acquire the right to various mineral properties located in Canada.   At December 31, 2003, the Company determined that, results not having met expectations, it would no longer maintain its interests in these mineral properties and wrote off all costs associated with the properties.  During 2005, the Company determined that results not having met expectations, it would no longer maintain its interests in mineral properties, and wrote off costs associated with the properties. See “Item V – Operating and Financial Review and Prospects” and “Description of Property”.

B)

BUSINESS OVERVIEW

TO DATE, THE COMPANY HAS FOCUSED ON ACQUIRING EXPLORATION RIGHTS AND DETERMINING WHETHER THE PROPERTIES HAVE SUFFICIENT MINERALIZATION TO SUPPORT FULL DEVELOPMENT.  TO DATE, THE COMPANY HAS NOT GENERATED REVENUES FROM ITS EXPLORATION OPERATIONS AND THERE IS NO IMMEDIATE EXPECTATION OF ANY SUCH REVENUES.

During 2005, the Company relinquished the Atikokan West, Barrington, Silver Hope and McBride Grubstake properties, and wrote off all expenditures related to those properties.

Atikokan West

Additional compilation of results was conducted and assessment credit was applied to maintain all claims in good standing through 2005.  No field work was conducted during the year.  Prior to December 31, 2005, the property was returned to the vendor.

Barrington

Following the 2004 program, results of the field program suggested the attractive higher copper-gold grades were limited to narrower zones than originally anticipated and did not warrant drill testing, and on March 31, 2005 the property was returned to the vendor.

Silver Hope

A report summarizing the 2004 program was completed and appropriate assessment work was filed.  No field work was conducted during the period.  On December 19, 2005, the property was returned to the vendor.

McBride Grubstake

The Company acquired through map staking a large claim block of 132 contiguous claims that covered an area of interest measuring approximately 70 kilometres in length and 7 kilometres in width.  The Company initiated follow-up prospecting and geochemical programs that defined target areas of mineralization.  Anomalous nickel, copper and zinc values were defined but results not having met expectations, the property was returned to the vendor.

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

Atikokan West

The Atikokan West property in northwestern Ontario hosts several zones of structurally controlled gold mineralization where prior drilling intersected intervals to 6.2 g/t Au over 10.4 metres.  During 2004, the Company drilled 5 holes.  Continued drilling was contemplated for 2005.

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

McBride Grubstake

During 2004, the Company entered into a grubstake agreement with prospectors to fund grassroots exploration for shale hosted stratabound nickel-copper-precious metals mineralization in the McBride area of British Columbia.  A large block of claims was subsequently acquired in 2005.

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

D)

DESCRIPTION OF PROPERTY

Exploration and Mineral Property Expenditures for Fiscal 2005:

	ATIKOKAN WEST	BARRINGTON	SILVER HOPE	YUKON OLYMPIC	MC BRIDE	GENERAL	TOTAL
Accomodation	-	-	-	-	12,891	100	12,991
Assays and geochemical analysis	-	-	18,284	-	23,525	166	41,975
Consulting	-	5,388	12,100	-	36,151	1,911	55,550
Environmental	-	-	-	11,436	-	-	11,436
Expediting	3	-	2	-	121	37	163
Field supplies	-	-	318	-	5,152	-	5,470
Maps, printing and drafting	-	-	7,121	-	3,916	133	11,170
Property acquisition costs	-	210	2,421	-	6,158	-	8,789
Project management fees	6	434	3,717	915	21,667	325	27,064
Salaries and wages	-	-	6,733	-	65,915	1,596	74,244
Transportation	76	38	1,698	-	123,077	117	125,006
	85	6,070	52,394	12,351	298,573	4,385	373,858

During the year ended December 31, 2005, the company expended $373,858 (2004: $1,047,638) in exploration costs on mineral properties, primarily at the McBride and Silver Hope properties, including $4,385 (2004: $100,026) on costs incurred while conducting general exploration.  The Company terminated its agreement in respect of the Atikokan West, Barrington, Silver Hope, and McBride properties and wrote off property acquisition costs of $117,089 (2004: $nil) and deferred exploration costs of $1,197,316 (2004: $2,680).

ATIKOKAN WEST PROPERTY

In an agreement entered into in 2004 with Teck Cominco Limited (“Teck Cominco”), the Company had the option to earn an 80% interest in the Atikokan West Property by making staged exploration expenditures in the aggregate amount of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through pre-feasibility.  After the completion of a pre-feasibility study, Teck Cominco had the option to back-in for a 60.8% interest in the project by funding a minimum of 200% of the Company’s prior expenditures and completing a feasibility study.  During the currency of the agreement, Teck Cominco was responsible for making all cash and advance royalty payments to an underlying vendor.  Under the terms of the underlying agreement, Teck Cominco had the right to earn a 100% property interest subject to a 2% NSR royalty.

The Atikokan West Property, located near Atikokan, Ontario, consisted of 162 claim units located along a length of 8 kilometres that cover 7 structurally controlled gold occurrences in favourable volcanic rocks geologically analogous to high-grade gold systems in the Red Lake camp.  Six of these gold occurrences have not seen prior drilling.  Work to date has outlined targets ready for drill testing, including the depth extensions of mineralization identified by prior drill holes with grades of 6.2 g/t gold over 10.4 metres, as reported by the Ontario Ministry of Northern Development and Mines.

During 2004, the Company conducted a detailed prospecting program and the completion of 5 diamond drill holes for a total footage of 1561 metres testing the Zephyr gold zone.  Prospecting of additional zones on the property did not yield encouraging results.  Assay results of the altered and mineralized drill hole intercepts yielded low gold values.

During 2005 additional compilation of results was conducted and assessment credit was applied to maintain all claims in good standing through 2005.  No field work was conducted during the year.  Prior to December 31, 2005, the property was returned to Teck Cominco, and the Company wrote off deferred exploration expenditures of $403,323.

BARRINGTON PROPERTY

During 2004, the Company conducted a preliminary mapping and sampling program to define drill targets of the Barrington Property.  The results of the field program suggested the attractive higher copper-gold grades were limited to narrower zones than originally anticipated and did not warrant drill testing.  On March 31, 2005 the property was returned to the vendor, and the Company wrote off property acquisition costs of $14,510 and deferred exploration costs of $64,130.

SILVER HOPE PROPERTY

In an agreement entered into in 2004 with Sci-Tek Resources Ltd. (“Sci-Tek”), a private B.C. company, the Company may earn a 65% interest in the Silver Hope Property by making cash payments of $315,000 ($45,000 paid in 2004 and $30,000 paid in 2005) and share payments of 1,000,000 shares (200,000 shares issued) by December 31, 2008 to Sci-Tek and completing $5.0 million in exploration expenditures by December 31, 2009.  The Company and Sci-Tek may then form a joint venture, with each party providing pro-rata funding of ongoing exploration.  Non-contribution by either party to the joint venture will result in pro-rata dilution of interest, convertible to a 2% NSR subject to a buy-down provision from the relinquishing party for $2.0 million.

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

During 2004, the Company completed 2141 metres of diamond drilling in 8 holes on the Hope and Gaul Zones that tested for higher-grade copper-silver mineralization at depth.  The program was successful in confirming the presence of higher-grade mineralization at depth below the Hope Zone where a breccia feeder zone was outlined.  No such feeder zone was found at the Gaul Zone.

During 2005, the report summarizing the 2004 program was completed and appropriate assessment work was filed.  No field work was conducted during the period.  On December 19, 2005, the property was returned to the vendor, and the Company wrote off property acquisition costs of $96,421 and deferred exploration costs of $335,379.

MCBRIDE PROJECT

On July 1, 2004, the Company entered into the McBride Grubstake Agreement with two prospectors whereby the Company may earn 90% interest in any mineral claims acquired by the prospectors by making exploration expenditures of $1.0 million, cash payments of $140,000 and 250,000 unit payments on or before December 31, 2008.  Each unit shall consist of one common share of the Company and one 12-month share purchase warrant.  The Company has the right to purchase the remaining 10% interest in the project mineral claims for $100,000 and 1.5 million shares of the Company to be paid to the prospectors.  The prospectors retain a 1% NSR which the Company can buy down 0.5% for $1.0 million.  Prior to June 30, 2005, the Company issued a total of 50,000 common shares to the prospectors, as well as warrants allowing for the purchase of up to 50,000 common shares at $0.055 per common share until May17, 2006.

The McBride project was initiated with a program of initial geochemical silt sampling and prospecting of a Proterozoic shale basin hosting a 50-kilometre long metal-rich horizon.  The exploration objective is discovery of Sedex-style nickel-copper-precious metal mineralization.

During 2004, the Company funded a regional silt sampling and prospecting program to outline areas of potential nickel, copper and zinc mineralization.  The 2004 regional scale stream sediment sampling identified a 50 kilometre-long trend of anomalous nickel, copper and zinc values.  Detailed silt sampling of individual creeks has yielded consistent high metal values along stream lengths of 0.5 to over 2.0 kilometres with values peaking at 1566 ppm Ni, 445 ppm Cu, 1361 ppm Zn and attendant values to 681 ppm Co and 3.0 ppm Au.  Initial prospecting, until terminated by snow conditions, identified over 25 gossans (rusty zones) aligned along the favourable horizon resulting from weathering of sulphide mineralization.

During 2005, the Company acquired through map staking a large claim block of 132 contiguous claims with 2539 cells that cover an area of interest measuring approximately 70 kilometres in length and 7 kilometres in width.  During the second and third quarters of 2005, the Company completed follow-up prospecting and geochemical programs that defined target areas of mineralization.  Five target areas saw grid-controlled soil sampling, rock sampling and geological mapping surveys.  Anomalous nickel, copper and zinc values were defined but results not having met expectations, the property was returned to the vendor, and the Company wrote off property acquisition costs of $6,158 and deferred exploration costs of $382,133.

YUKON OLYMPIC

During 2005, the Company incurred additional costs relating to final environmental mitigation in connection with exploration of the Yukon Olympic property in 2003, which was returned to the vendor during 2004, and wrote off $12,351 of deferred exploration costs.

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

ITEM V

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2005, 2004, and 2003 should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended December 31, 2005, 2004, and 2003. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars.  The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada.  Note 9 of these Consolidated Financial Statements of the Company sets forth the material differences between Canadian and U.S. GAAP.  The Company capitalizes property acquisition and exploration expenditures relating to mineral properties in which the Company has an active interest.  In the event that such properties become inactive or prove uneconomic, they are written off.  Any reference in this document to "properties" means any mineral resources properties in which the Company has or in the future may earn an interest.

A)

OPERATING RESULTS

OVERALL PERFORMANCE

RESULTS OF OPERATION OF FISCAL 2005 VS FISCAL 2004

As at December 31, 2005, the Company had total assets of $32,080 as compared with $1,452,157 as at December 31, 2004.  Resource assets at December 31, 2005 were $nil as compared with $944,932 at December 31, 2004.  The decrease in resource assets at December 31, 2005 results from the return of all mineral properties to their vendor and write off of all property acquisition and deferred exploration costs pertaining to these properties.  At December 31, 2005, the Registrant had cash and cash equivalents of $17,450 (2004: $451,514; 2003: $1,067,042), of which $nil (2004: $342,964; 2003: $927,891) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $302,814 (2004: $99,282; 2003: $90,767).  Current liabilities increased slightly to $323,594 in 2005 as a result of insufficient funds (2004: $252,243). Included in the current liabilities is $120,534 owed to Badger & Co. Management Corp. ("Badger & Co.") (see "Related Party Transactions").  During 2003, the Company was advanced $30,000 by a related party owned by Directors of the Company and charged interest in the amount of $412.  The interest was paid during 2003 and the principal was repaid in 2004.

During 2005, the Company incurred administrative expenses of $176,193 (2004: $261,109).  The overall decrease relates to the proration of costs between companies managed within the facilites housing the Company and the reduced activities of the Company.  Management and administrative services and Office operation and facilities are provided by Badger & Co., and are established on the basis of time expended on management of the Company.  Stock-based compensation is a non-cash item, resulting from the application of the Black-Scholes Option Pricing Model using assumptions in respect of expected dividend yield, average risk-free interest rates, expected life of the options and expected volatility.  The $89,788 (2004: $137,732) represents the fair value of the vested portion of options for the year.   The tax penalty of $8,044 (2004: $30,106) results from an amount due to Canada Revenue Agency ("CRA") on the renunciation of flow-through funds to the participants in the year 2004 for funds expended in 2005.  During 2005, the Company earned interest income of $27 as compared with $14,212 for the year 2004, due to decreased cash balances available during the year.  During 2005, the Company recorded, for Canadian GAAP, a future income tax recovery of $119,420 and a corresponding reduction of share capital in respect of the 2004 flow-through share financing for which the costs were renounced in 2005.

Exploration and mineral property expenditures in fiscal 2005 decreased to $373,858 as compared with $1,047,638 for 2004 relating primarily to the Silver Hope and McBride properties.  During 2005, the Company terminated its agreement in respect of the Atikokan West, Barrington, Silver Hope, and McBride properties and wrote off property acquisition costs of $117,089 and deferred exploration costs of $1,197,316.  During 2004, the Company wrote off exploration expenditures of $2,680 and $nil of mineral property acquisition costs relating to disposition costs of the Yukon Olympic, Hemlo West, Meridian, VMS and Big Bulk properties.

RESULTS OF OPERATION OF FISCAL 2004 VS FISCAL 2003

For the fiscal year ended December 31, 2004, the Company had total assets of $1,452,157 as compared with $1,085,920 for the fiscal year ended December 31, 2003.  Resource assets at December 31, 2004 were $944,932 as compared with $nil at December 31, 2003.  The increase in resource assets at December 31, 2004 resulted from agreements entered into to earn interests in the various mineral properties.  At December 31, 2004 the Company had cash and cash equivalent of $451,514 (2003: $1,067,042) of which $342,964 (2003: $927,891) was restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $99,282 (2003: $90,767).  Current liabilities remained relatively unchanged at December 31, 2004 and 2003, as to $252,243 at December 31, 2004, and $239,196 at December 31, 2003.  During 2003, the Company was advanced $30,000 by a related party owned by Directors of the Company and charged interest in the amount of $412.  The interest was paid during 2003 and the principal was repaid in 2004.

During 2004, the Company incurred administrative expenses of $398,841 (2003: $439,041).  The overall decrease related to the proration of costs between companies managed within the facilites housing the Company.  Management and administrative services and Office operation and facilities are provided by Badger & Co. (see "Related Party Transactions"), and are established on the basis of the time expended on management of the Company.  Stock-based compensation is a non-cash item, resulting from the application of the Black-Scholes Option Pricing Model using assumptions in respect of expected dividend yield, average risk-free interest rates, expected life of the options and expected volatility.  The $137,732 (2003: $145,509) represents the fair value of the vested portion of options for the year.   The tax penalty of $30,106 (2003: $14,309) results from an amount due to Canada Revenue Agency ("CRA") on the renunciation of flow-through funds to the participants in the year 2003 for funds expended in 2004.  During 2004, the Company earned interest income of $14,212 as compared with $9,144 for the year 2003, due to increased cash balances available during the year.

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

Exploration and mineral property expenditures in fiscal 2003 were $659,467, as compared with $1,403,403 for fiscal 2002, when funds were expended primarily on the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties. The decrease from $1,403,403 in fiscal 2002 to $659,467 in fiscal 2003 resulted from the abandonment of properties during 2003 and reduced activity at the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties prior to their return to the vendors.

Due to the reduced activity in fiscal 2003, the administrative expenses remained relatively unchanged in fiscal 2003 ($439,041) as compared with fiscal 2002 ($432,836). Audit and related services increased to $35,458 as compared with $14,887 for 2002 as a result of increased regulatory requirements.  The tax penalty of $14,309 for 2003 (2002- $nil) results from an amount due to CRA on the renunciation of flow-through funds to the participants in the year 2002 for funds not expended until 2003.  Legal fees reduced in 2003 to $16,046 as compared with $78,474 in 2002 due to the Short-Form Offering Document completed in 2002 to raise gross proceeds of $1,620,000, agreements entered into with Teck Cominco Limited, amendment to existing warrants to make them transferable, the change of name of the Registrant from Northern Crown Mines Ltd. to Canadian Empire Exploration Corp.  Stock-based compensation is a non-cash item, resulting from the application of the Black-Scholes Option Pricing Model using assumptions in respect of expected dividend yield average risk-free interest rates, expected life of the options and expected volatility.  The $145,509 (2003: $nil) represents the fair value of the vested portion of options for the year.   During 2003, the Company earned interest income of $9,144 as compared with $4,650 for the year 2002, due to the higher cash balances available during the year.

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

SUMMARY OF QUARTERLY RESULTS

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with December 31, 2005.

Quarter Ended:	December 31, 2005 ($)	September 30, 2003 ($)	June 30, 2005 ($)	March 31, 2005 ($)	December 31, 2004 ($)	September 30, 2004 ($)	June 30, 2004 ($)	March 31, 2004 ($)
Current Assets	20,780	131,644	290,761	390,979	495,925	727,480	859,960	1,083,883
Resource Assets	0	1,120,199	960,811	919,576	944,932	164,635	92,608	6,159
Current Liabilities	323,594	251,296	225,456	215,204	252,243	157,386	137,100	174,122
Shareholders' Equity
Capital Stock	21,931,172	21,931,951	21,931,173	21,928,423	21,403,422	21,384,423	21,381,165	21,381,165
Allotted but not Issued	0	0	0	0	525,000	0	0	0
Contributed Surplus	438,591	415,550	394,065	371,911	348,025	341,586	240,046	240,046
Deficit	(22,541,857)	(21,335,653)	(21,287,822)	(21,193,682)	(21,076,533)	(20,970,514)	(20,784,978)	(20,695,690)
Loss for the period	(1,232,742)	(47,831)	(67,602)	(117,149)	(106,020)	(185,535)	(89,288)	(74,657)
Working Capital (Deficit) (1)	(302,814)	(119,652)	65,305	175,775	243,682	(135,668)	(65,188)	5,614
Basic and diluted loss per share	(0.04)	(0.01)	0.00	(0.003)	(0.005)	(0.012)	(0.003)	(0.003)

(1)

At December 31, 2005, the Registrant had cash and cash equivalents of $17,450 (2004: $451,514; 2003: $1,067,042), of which $nil (2004:$342,964; 2003: $927,891) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $302,814 (2004: $99,282; 2003: $90,767).

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

No cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares.  The Company anticipates that all available funds will be used to finance the growth of its business.  Losses for the year are affected mainly by administration costs and write off of deferred exploration and mineral property costs for that year.  These losses vary from year to year depending on the Company's level of activity, and the amount of write offs relating to the project(s) abandoned during the year.  Resource assets balances are dependent on the costs spent to date to earn an interest in projects held at period end.

B)

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

FISCAL 2005 VS FISCAL 2004

As a result of the financings initiated during 2004, at December 31, 2005, the Company had cash and cash equivalents of $17,450 (2004: $451,514), of which $nil (2004: $342,964) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $302,814 (2004: $99,282). Accounts receivable at December 31, 2005 of $3,330 (December 31, 2004: $44,411) were comprised of Goods and Services Tax credits of $2,830 (December 31, 2004: $44,411), and an advance relating to exploration at the Silver Hope Property of $500 (December 31, 2004: $nil).  Accounts payable at December 31, 2005 of $323,594 (December 31, 2004: $252,243) were comprised of amounts due primarily for audit services for the years 2004 and 2005 of $58,641 (December 31, 2004: $29,700), a penalty in respect of the renunciation of flow-through funds of $8,044 (December 31, 2004: $30,106), an amount owing for legal services of $27,122 (December 31, 2004: $14,667), an amount owing for taxes on the disposition of the Guadaupe property of approximately $96,644 (December 31, 2004: $96,644), payment due for the acquisition of the Silver Hope Property of $nil (December 31, 2004: $30,000), an amount owing in respect of the Yukon Olympic property (relinquished in prior years) of $11,436 (December 31, 2004: $nil), amounts owing to Badger & Co. Management Corp. ("Badger & Co.") for cost of administrative and exploration services provided (see "Related Party Transactions") in the amount of $120,534 (December 31, 2004: $50,612), and amounts to various other parties of $1,173 (December 31, 2004: $514).

During 2005, in connection with a private placement for which funds of $525,000 were received during 2004, the Company issued 3,500,000 common shares and 3,500,000 flow-through common shares, and 170,030 common shares in payment of finders' fees.  On May 18, 2005, in connection with the McBride Grubstake agreement, the Company issued a total of 50,000 common shares to the prospectors at fair value of $2,750, as well as warrants allowing for the purchase of up to 50,000 common shares at $0.055 per common share until May 17, 2006.  The warrants were valued at $778.

During 2004, the Company issued 415,250 common shares in connection with the exercise of 420,500 warrants for total proceeds of $123,700, of which 3,500 common shares were issued in relation to flow-through warrants for proceeds of $525.

During 2005, 820,000 warrants allowing for the purchase of up to 820,000 shares at $0.15 per share until December 22, 2005 expired. During 2005 the Company granted and, at December 31, 2005 had outstanding, 50,000 warrants allowing for the purchase of up to 50,000 shares at $0.055 per share until May 27, 2006.  At December 31, 2004, the Company had outstanding 820,000 warrants allowing for the purchase of up to 820,000 common shares at $0.15 per share until December 22, 2005, and stock options allowing for the purchase of up to 1,365,000 common shares at $0.15 per share until January 3, 2008, 100,000 common shares at $0.15 per share until August 21, 2008, and 2,458,000 common shares at $0.10 per share until September 17, 2009.

The company had no contractual obligations at December 31, 2005.  All property option payments are made at the election of the Company.

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

During 2004, the Company issued 415,250 common shares in connection with the exercise of 420,500 warrants for total proceeds of $123,700, of which 3,500 common shares were issued in relation to flow-through warrants for proceeds of $525.  The Company received, in connection with a private placement, gross proceeds of $525,000, of which $350,000 were flow-through funds. The shares were issued in 2005.  During 2003, the Company issued 11,750,000 common shares in connection with private placements for total gross proceeds of $1,266,000 (8,744,000 common shares issued for flow-

through funds of $924,400), issued 820,000 common shares on the exercise of special warrants  for gross proceeds of $246,000, issued 63,000 shares for share issue costs valued at $6,300 and paid $96,156 for share issue costs.

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

(3)

410,000 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

(4)

1,750 common shares issued on exercise of warrants; the remainder of the warrants expired unexercised

The company had no contractual obligations at December 31, 2004.  All property option payments are made at the election of the Company.

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

To date, the Company’s mineral exploration activities have been funded through sales of common shares.  The Company’s ability to continue operations is dependent on management’s ability to secure additional financing.  Management is pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Outstanding Share Data as at May 19, 2006

Authorized - 250,000,000 no par value common shares

Issued - 36,389,366

Warrants outstanding:

Nil

Stock Options outstanding:

Number of shares outstanding	Number of shares exercisable	Exercise Price ($)	Expiry Date
100,000	100,000	0.15	Aug 21/08
1,365,000	1,365,000	0.15	Jan 3/08
2,458,000	2,458,000	0.10	Sept 17/09
3,923,000	3,923,000

Escrowed or pooled shares: nil shares.

Property option payments:

At December 31, 2005 and May 19, 2006 the Company had no resource assets. Option payments on properties are made at the election of the Company.

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

H)

OUTLOOK

The Company is actively seeking acquisition of mineral properties with an emphasis on gold and gold related projects that can be easily financed and explored, and in this regard has reviewed over 50 submittals to April 15, 2006.  Two properties, contingent on due diligence, have been selected for further negotiation of acquisition terms.  As at April 15, 2006, no new properties have been acquired.

During the past year, the climate for exploration financing for companies such as Canadian Empire has greatly improved as the result of increased availability of capital, and the financing of mineral exploration..  Forecasts of gold prices for 2006 are strong and it is anticipated that availability of risk capital for mineral exploration will continue through 2006.

I)

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements".  Other than statements of historical facts, statements in this discussion include, but are not limited to, the Company’s expectations as to, future production, reserve potential, exploration drilling, exploration activities and events or developments, commodities market prices, timetables, costs, capital expenditures, work programs, and budgets..  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, the risks, hazards, uncertainties and factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, exploitation and exploration successes, continued availability of capital and financing, and general economic, environmentl, industry, market or business conditions.  such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially form those projected in the forward-looking statements.

ITEM VI

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A)

DIRECTORS AND SENIOR MANAGEMENT

John S. Brock (age 64) has been President and a Director of the Registrant since March 8, 1990.  Mr. Brock is a Geologist and the President and controlling shareholder of John S. Brock Ltd. (“JSB”) from 1966 to present.  Mr. Brock was employed by JSB from 1990 to March 31, 2001, and by Badger & Co. Management Corp. (“Badger & Co.”) from April 1, 2001 to present.  Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively.  Mr. Brock was a governor of the Vancouver Stock Exchange from June 1990 to June 1995 and a director of the CDNX Venture Exchange from November 1999 to July 2001. Mr. Brock currently serves on the Boards of Directors of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd., and Canadian Resources House Limited.

R.E. Gordon Davis, P. Eng. (age 68), has been a Director of the Registrant since June 8, 1994.  Mr. Davis is a Professional Geological Engineer and Businessman.  Mr. Davis serves on the Boards of Directors of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd., Canadian Resources House Limited, and Silver Standard Resources Inc. and is President and Director of Canplats Resources Corporation.

Lawrence Page, LL. B., Q.C. (age 67) has been a Director of the Registrant since October 31, 1989.  Mr. Page is a Barrister and Solicitor who practised with the Vancouver, British Columbia law firm of Worrall Scott and Page from 1981 to April 30, 1995.  Since 1995, Mr. Page has practised with Lawrence Page, Q.C. Law Corporation.  Mr. Page is the President and serves on the Boards of Directors of Bravo Venture Group Inc.., Newcoast Silver Mines Ltd., is a Director and the Secretary of Western Silver Corporation., is the Chairman and a Director of Rio Fortuna Exploration Corp.,  Quaterra Resources Inc. and Avalon Venture Corporation.

Wayne J. Roberts, P. Geo. (age 60),  has been a Director of the Registrant since March 8, 1990 and its Vice-President, Exploration since June 14, 1995.  Mr. Roberts is a minority shareholder (30%) of JSB, was employed by JSB from 1990 to March 31, 2001, and by Badger & Co. from April 1, 2001 to present.  Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively.  Mr. Roberts is a Registered Professional Geoscientist in the Province of British Columbia.  Mr. Roberts serves on the Board of Directors of the Registrant, Western Prospector Group Ltd. and Canadian Resources House Limited, and is Vice-President, Exploration of the Registrant, Pacific Ridge Exploration Ltd., Western Prospector Group Ltd. and Canadian Resources House Limited.

Jeannine P.M. Webb, CGA (age 46), has been the Chief Financial Officer of the Registrant since October 31, 1995, the Corporate Secretary of the Registrant since October 16, 1997, and an employee of JSB from 1991 to March 31, 2001.  Ms. Webb has been employed by Badger & Co. from April 1, 2001 to present.  Badger & Co. is a private company owned by Mr. Brock, Mr. Roberts and Ms. Webb, as to 40%, 30% and 30% respectively.  Ms. Webb is the Chief Financial Officer and Corporate Secretary of the Registrant, Pacific Ridge Exploration Ltd., Canadian Resources House Limited, and Western Prospector Group Ltd.

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

The following table sets forth details of the compensation paid during the Registrant's fiscal year ended December 31, 2005 to directors and senior management:

Directors/Executive Officers	Salary/Bonus	Stock Option Exercise Net Market Value(a)	Other Compensation	Total Compensation
John Brock	$0	$0	$11,393 (b)	$11,393
Wayne J. Roberts	$0	$0	$20,488 (c)	$20,488
Jeannine P. M. Webb	$0	$0	$6,055 (d)	$6,055
Other Directors/ Senior Management	$0	$0	$0	$0

(a)

Stock Option Exercise Net Market Value represents the aggregate difference between the exercise price of stock options exercised during fiscal 2003 and the market value of the common stock on the date of exercise.

(b)

The $11,393 in other compensation represents payments to John S. Brock made by Badger & Co. for services provided by John S. Brock to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and Badger & Co..  In addition, Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement.  The $11,393 includes a 10% mark-up retained by Badger & Co..

(c)

The $20,488 in other compensation represents payments to Wayne J. Roberts made by Badger & Co. for services provided by Wayne J. Roberts to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and Badger & Co..  In addition, Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement.  The $20,488 includes a 10% mark-up retained by Badger & Co..

(d)

The $6,055 in other compensation represents payments to Jeannine P. M. Webb made by Badger & Co. for services provided by Jeannine P. M. Webb to the Company under an Administrative Agreement and an Exploration Services Agreement between the Company and Badger & Co..  In addition, Badger & Co., which is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb, received compensation from the Company for services under the Administrative Agreement and the Exploration Services Agreement.  The $6,055 includes a 10% mark-up retained by Badger & Co..

Under the Administrative Agreement, the Company is charged for the cost of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co. on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up.  For the year ended December 31, 2005, the Company was charged as follows:

	Cost ($)	Mark-up ($)
Corporate and administrative wages (1)	33,300	3,330
Office facilities and operations	29,893	4,312
Total in respect of the Administrative Agreement	63,193	7,642

(1)

Includes $11,393 for services provided by John S. Brock as President and Chief Executive Officer (CEO) of the Company and $6,055 for services provided by Jeannine P.M. Webb, Chief Financial Officer and Corporate Secretary, of the Company, respectively.

Under the Exploration Agreement, the Company is charged for the cost of exploration and field wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.’s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs incurred by the Company.  For the year ended December 31, 2005, the Company was charged as follows:

	Cost ($)	Mark-up ($)
Exploration and field wages (1)	21,638	2,164
Exploration Project Management Fees	None	27,064
Total in respect of the Exploration Agreement	21,638	29,228

(1)

Includes $20,488 for services provided by Wayne J. Roberts as Vice-President, Exploration of the Company.

No amounts have been set aside or accrued by the Registrant during fiscal 2005 to provide for pension, retirement or similar benefits for directors or senior management of the Company pursuant to any plan provided for or contributed to by the Registrant.  Except as discussed in "Options to Purchase Securities From Registrant", the Registrant has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors, senior management or employees.

The Registrant has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Registrant in fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 U.S. per executive officer.

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

C)

BOARD PRACTICES

The Board of Directors of the Registrant is divided into three classes, designated as Class I, Class II, and Class III, to provide for a rotation of the terms of office for the directors on the Board of Directors.  Directors are, except for those directors initially classified as Class I or II directors, appointed for three-year terms and placed in Class I, II or III as determined by the Board of Directors.  The expiry of the term of a director is determined by the Class in which he is placed at the time of his election or appointment, with the term of all directors in one Class expiring at the end of the appropriate annual general meeting.  Accordingly, at each annual general meeting, directors to replace those directors whose terms have expired are to be elected to hold office until the third succeeding annual general meeting, unless they resign sooner or cease to be directors in accordance with the Registrant’s Articles.  Any director whose term expires will be eligible for re-election. The Company's last annual general meeting was held on May 29, 2006 and the next meeting will be held within 13 months of that date as specified in the Registrant's Articles.  The Registrant's executive officers are appointed by and serve at the pleasure of the Board of Directors.  Currently, the directors are classified as follows, and have their terms of office expire accordingly.

The following sets out the name of each Director and the expiry of their term:

Director	Class	Date Began Serving as a Director	Expiry Date
John S. Brock	III	1990	Annual General Meeting in the year 2007
Wayne J. Roberts	III	1990	Annual General Meeting in the year 2007
R. E. Gordon Davis	II	1994	Annual General Meeting in the year 2009
Lawrence Page	I	1989	Annual General Meeting in the year 2008

The following sets out the name of the senior management (executive officers) and the term of their position:

Officers	Officership	Since	Expiry Date
John S. Brock	President Chief Executive Officer	1990 1990	At the discretion of the Board of Directors
Wayne J. Roberts	Vice-President, Exploration	1990	At the discretion of the Board of Directors
Jeannine P. M. Webb	Chief Financial Officer Corporate Secretary	1995 1997	At the discretion of the Board of Directors

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

Audit Committee

The majority of the Company’s Audit Committee is composed of unrelated Directors.  The Audit Committee members of the Company at May 19, 2006  are Lawrence Page, R. E. Gordon Davis and John S. Brock.  The committee is responsible for reviewing the Company’s financial reporting procedures, internal controls, and the performance of the Company’s external auditors.  The committee is also responsible for reviewing the annual financial statements prior to their approval by the Board of Directors.

Compensation Committee

The Company does not have a Compensation Committee.

D)

EMPLOYEES

The Company has no employees.  Services for the year 2005 were provided by 3 management personnel located in Vancouver, British Columbia, Canada.

E)

SHARE OWNERSHIP

At May 19, 2006, directors and senior management of the Company beneficially owned directly or indirectly or exercised control or discretion over Common Shares of the Registrant as follows:

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

Options to Purchase Securities from the Registrant

Stock Options

At December 31, 2005, stock options to purchase up to 3,923,000 Common Shares from the Registrant had been granted to directors, officers, members of senior management of the Company or of Badger & Co. on the terms and conditions acceptable to the regulatory authorities in Canada.

The Registrant also has a stock option plan, as amended  (the “Plan”) that was approved by the Registrant’s shareholders, and is administered by the Registrant’s board of directors.  Under the terms of the Plan, at December 31, 2005, the aggregate number of Common Shares issuable under the Plan is 7,262,873 Common shares, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding Common shares.  No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee and only by such optionee.  The exercise price of the stock options shall be the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted.  The term of each stock option shall not exceed 5 years from the date of grant.  Under the policies of the TSX, upon the Registrant’s adoption of the Plan, stock options may thereafter only be granted under the Plan.

The names and titles of the directors, officers and senior management of the Registrant to whom outstanding stock options have been granted and the number of Common Shares subject to such stock options are set forth below as at December 31, 2005 and May 19, 2006  The exercise price of the stock options is stated in Canadian dollars.

Optionee	Number	Exercise Price ($)	Date of Grant	Expiry Date
John S. Brock	560,000	0.15	Jan. 3/03	Jan. 3/08
	1,000,000	0.10	Sept 17/04	Sept 17/09
Lawrence Page	75,000	0.15	Jan. 3/03	Jan. 3/08
	124,000	0.10	Sept 17/04	Sept 17/09
R. E. Gordon Davis	75,000	0.15	Jan. 3/03	Jan. 3/08
	124,000	0.10	Sept 17/04	Sept 17/09
Wayne J. Roberts	430,000	0.15	Jan. 3/03	Jan. 3/08
	600,000	0.10	Sept 17/04	Sept 17/09
Jeannine P. M. Webb	200,000	0.15	Jan. 3/03	Jan. 3/08
	300,000	0.10	Sept 17/04	Sept 17/09
	3,488,000

Share Purchase Warrants

At December 31, 2005 warrants allowing for the purchase of up 50,000 Common shares were outstanding as follows:

	Exercise Price ($)	Number of Warrants	Number of Shares	Expiry Date
McBride property	0.055	50,000	50,000	May 17/06

At May 19, 2006 there were no warrants outstanding.

ITEM VII

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A)

MAJOR SHAREHOLDERS

The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

At May 19, 2006, there were no persons or company who beneficially owned directly or indirectly or exercised control or discretion over Common Shares carrying more than 5% of the voting rights attached to all outstanding Common Shares of the Company.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals.  The Company’s major shareholders do not have different voting rights.  There are no arrangements known to the Company which may at a subsequent date result in a change in control of the Company.

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

During 2005, the Company was charged, by Badger & Co., $53,388 (2004: $64,686; 2003: $91,675) for cost of operations and administration, $37,935 (2004: $110,647; 2003: $154,082) for professional services and $30,379 (2004: $90,414; 2003: $140,729) for exploration salaries and wages and project management fees.  These transactions are in the normal course of operations and are consistent with industry standards.

ITEM VIII

FINANCIAL INFORMATION

A)

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal years ended December 31, 2005, 2004, and  2003 which contain an Auditors’ Report dated April 12, 2006, Consolidated Balance Sheets as at December 31, 2005, and 2004, Consolidated Statements of Loss and Deficit, Consolidated Statements of Deferred Exploration and Mineral Property Expenditures, and Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003, and Notes to Consolidated Financial Statements.

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

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Variable Interest Entities

Effective January 1, 2005, the Company adopted the new Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities". This new standard establishes when a company should consolidate a variable interest entity in its financial statements.  Adoption of this guideline had no impact on the results or financial position of the Company.

AUDIT COMMITTEE

The Company’s Audit Committee is composed of a majority of non-executive Directors.  The Audit Committee members of the Company at April 15, 2006 are Lawrence Page, R. E. Gordon Davis and John S. Brock.  The committee is responsible for reviewing the Company’s financial reporting procedures, internal controls, and the performance of the Company’s external auditors.  The committee is also responsible for reviewing the Company's annual financial statements prior to their approval by the Board of Directors.

COMPENSATION COMMITTEE

The Company does not have a Compensation Committee.

CRITICAL ACCOUNTING ESTIMATES

The detailed accounting policies are listed in Note 2 to the Financial Statements for the year ended December 31, 2005.  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, stock-based compensation and disclosure of contingent liabilities at the date of the financial statements and the reported amount of income and expenses during the year.  Actual results could differ from those estimates.  Management uses its best estimates for recording mineral property carrying values based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

FINANCIAL INSTRUMENTS

The Company only invests its cash in bank term deposits and/or instruments that are deemed to be very low risk.

B)

SIGNIFICANT CHANGES

There have been no significant changes from January 1 to May 19, 2006.

ITEM IX

THE OFFER AND LISTING

A)

PRICE RANGE AND VOLUME OF SHARES OF COMMON STOCK

The following table sets forth the price ranges of the Registrant’s shares on the Vancouver Stock Exchange, the Toronto Stock Exchange, the Canadian Venture Exchange and the TSX-Venture Exchange for each of the most current five years, each of the quarters for the most current two years and each of the most current six months, after taking into effect the consolidation of the Registrant’s capital on a ten (10) old shares for one (1) new share basis on December 5, 2001:

For each of the most current five years:

Year	High ($)	Low ($)
2005	0.100	0.045
2004	0.150	0.055
2003	0.170	0.080
2002	0.400	0.090
2001	0.400	0.100
2000	1.100	0.400

For each of the quarters for the most current two years:

Quarter	High ($)	Low ($)
October to December, 2005	0.080	0.050
July to September, 2005	0.070	0.045
April to June, 2005	0.080	0.045
January to March, 2005	0.100	0.065
October to December, 2004	0.105	0.055
July to September, 2004	0.100	0.055
April to June, 2004	0.090	0.055
January to March, 2004	0.150	0.080

For each of most current six months:

Month	High ($)	Low ($)
April, 2006	0.140	0.110
March, 2006	0.110	0.075
February, 2006	0.170	0.090
January, 2006	0.145	0.065
December, 2005	0.075	0.055
November, 2005	0.070	0.050

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

Principal Accountant Fees and Services

For the years ended December 31, 2005 and 2004, the Registrant was invoiced by PWC, the Company's independent auditors, for fees as set for below:

	Audit Fees	Audit Related Fees	Tax Fees (1)	Other Fees (2)	All Other Fees
2005	$26,700	N/A	N/A	$500	$3,500 (3)
2004	$24,000	N/A	N/A	$500	$3,000 (4)

(1)

Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CRA.

(2)

Fees in respect of read and comment procedures for the interim financial statements.

(3)

Fees in respect of read and comment procedures for the Company’s 20F document.

(4)

Fees in respect of Sarbanes-Oxley Act, Section 404.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by PWC.  Consitent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.   All of the engagements and fees for the years ended December 31, 2004 and 2005 were approved by the Audit Committee.  The Audit Committee reviews with PWC whether the non-audit services to be provided are compatible with maintaining the auditors' independence.  The Board has determined that, beginning with January 1, 2004, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year.  Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

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

EXHIBITS

Financial Statements

(i)

Management’s Responsibility to Financial Reporting

(ii)

Auditors’ Report dated April 12, 2006

(iii)

Consolidated Balance Sheets as at December 31, 2005 and 2004

(iv)

Consolidated Statements of Loss and Deficit for the years ended December 31, 2005, 2004, and 2003

(v)

Consolidated Statements of Deferred Exploration and Mineral Property Expenditures for the years ended December 31, 2005, 2004, and 2003

(vi)

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003

(vii)

Notes to the Consolidated Financial Statements for the years ended December 31, 2005, 2004, and 2003 Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

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

3.13	*	Exploration Services and Program Management Agreement between the Registrant and John S. Brock Limited dated January 1, 1997.
3.14	*	Administrative Services Agreement with John S. Brock Limited dated January 1, 1997.
3.15	*	Corporate Development Services letter Agreement with Rescom Consultants Ltd. dated April 1, 1997
3.16	*	Stock Option Plan effective May 7, 1997.
3.17	*	Minera Tatemas incorporation document (in Spanish) dated February 13, 1997.
3.18	*	Northern Crown Mines Ltd. Shareholders Rights Plan dated March 20, 1998.
3.19	*	Minera Reina Isabel incorporation document (in Spanish) dated December 15, 1999.
3.20	*	Supplementary agreement (in Spanish) with respect to the sale of the shares of Minera Sierra Pacifico, dated December 3, 1999.
3.21	*	Option agreement (in Spanish) with respect to the sale of the shares of Minera Sierra Pacifico, dated November 10, 1999.
3.22	*	Sale of shares of Minera Sierra Pacifico agreement (in Spanish), dated November 10, 1999.
3.23	*	Exploration and option agreement between Minera Reina Isabel and Meridian, dated December 29, 2000.
3.24	*	Exploration and option purchase agreement between Minera Tatemas and Meridian, dated December 29, 2000.
3.25	*	Form of Stock Option agreement with respect to Common Shares without par value
3.26	*	Funding and participation agreement with Teck Cominco dated December 4, 2001
3.27	*	Amendment to the Funding and participation agreement with Teck Cominco dated February 20, 2002
3.28	*	Amendment to the Funding and participation agreement with Teck Cominco dated April 30, 2002
3.29	*	Amendment to the Funding and participation agreement with Teck Cominco September 15, 2002

3.30	*	Yukon Olympic property Assignment and assumption agreement between Western Prospector Group Ltd., Canadian Empire Exploration Corp. and Copper Ridge Exploration Inc. dated September 20, 2002
3.31	*	VMS property Assignment and assumption agreement between Western Prospector Group Ltd., Canadian Empire Exploration Corp. and Fayz Yacoub dated October 22, 2002
3.32	*	Big Bulk property agreement dated August 15, 2002
3.33	*	Amos Property Option Agreement with Wheaton River Minerals Ltd. dated June 5, 2002
3.34	*	Hemlo West and Amos properties agreement with Teck Cominco dated March 5, 2002
3.35	*	Certificate of Name Change to change corporate name to Canadian Empire Exploration Corp. ("Registrant"), dated August 14, 2002
3.36	*	Atikokan West Property Option Agreement with Teck Cominco dated January 19, 2004
3.37	*	Barrington Propety agreement with Dan Ethier dated June 16, 2004
3.38	*	Grubstake and McBride Property agreement with Mark Kilby dated July 1, 2004
3.39	*	Silver Hope Property agreement with Sci-Tek Resources Ltd. dated October 4, 2004
3.40	*	Notice of Articles issued October 27, 2004
3.41	*	Articles of Canadian Empire Exploration Corp. as filed on October 27, 2004

*Previously filed

INDEX TO FINANCIAL STATEMENTS

Management’s Responsibility to Financial Reporting dated April 12, 2006
Auditors’ Report dated April 12, 2006
Consolidated Balance Sheets as at December 31, 2005, and 2004
Consolidated Statements of Loss and Deficit for the years ended December 31, 2005, 2004, and 2003
Consolidated Statements of Deferred Exploration and Mineral Property Expenditures for the years ended December 31, 2005, 2004, and 2003
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003
Notes to the Consolidated Financial Statements for the years December 31, 2005, 2004, and 2003

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

DATED:  May 19, 2006

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

May 19, 2006

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

“Jeannine P. M. Webb”

Jeannine P. M. Webb,

Chief Financial Officer
May 19, 2006

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
§906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Canadian Empire Exploration Corp. ("Company") for the year ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John S. Brock, as Chief Executive Officer and Jeannine P. M. Webb as Chief Financial Officer of the Company, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, hereby certify, to the best of their respective knowledge, that:

(1) The Report fully complies with the requirements of § 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

 “John S. Brock”

John S. Brock,
Chief Executive Officer

May 19, 2006

“Jeannine P. M. Webb”

Jeannine P. M. Webb,

Chief Financial Officer
May 19, 2006

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Consent of Independent Accountants

We hereby consent to the inclusion in this Annual Report on Form 20-F of Canadian Empire Exploration Corp. (the “Company”) of our report dated April 12, 2006, relating to the consolidated financial statements of Canadian Empire Exploration Corp. as at December 31, 2005 and 2004 and for the years ended December 31, 2003, 2004 and 2005.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, BC, Canada

April 12, 2006

46